Form 10KSB40, Exhibit 13
period 1996-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 1997-03-31
CIK 847538

EXHIBIT 13.0

Chesapeake Financial Shares, Inc.
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Summary of Results of Operations

         1996 Compared to 1995

         Record earnings for 1996 of $1,575,136 or $1.86 compared to $1,264,702 or $1.47 per share in 1995 highlights an outstanding year of accomplishment and change for Chesapeake Financial Shares, Inc. The 24.5% increase in net income resulted from a 20.7% increase in other operating income, an increase of 6.5% in net interest income after provision for loan losses, and holding other operating expense to a 6.9% increase. Other operating income increased to $2,559,496 in 1996, up 20.7% over the 1995 level of $2,120,189. Most other operating income items were up for 1996, with trust income up 12.4%, business manager (see note
13) income up 47.6%, and ATM income up 160.7%. Net interest income increased to $5,387,256 in 1996, up 7.7% over the 1995 level of $4,999,818. Total other operating expenses for 1996 were $5,720,313, up only 6.9% over 1995 totals of $5,351,608.

         1995 Compared to 1994

         Chesapeake Financial Shares' recorded earnings for 1995 of $1,264,702 or $1.47 per share compared to $1,035,116 or $1.19 per share in 1994. The 22.2% increase in net income resulted from increases in other operating income, controlling expenses, and maintaining net interest income. Total other operating income increased to $2,120,189 in 1995, up 30.4% over the 1994 level of $1,625,999. All other operating income items were up for 1995, with trust income up 3.7%, service charge income up 25.5%, and other income up 84.4%. Total other operating expenses for 1995 were $5,351,608, up only 3.6% over 1994 totals of $5,167,469. Net interest income increased to $4,999,818 in 1995, up 2.1% over the 1994 level of $4,897,451.

         1994 Compared to 1993

         Earnings for 1994 were $1,035,116 or $1.19 per share compared to $996,552 or $1.15 per share in 1993. The 3.9% increase in net income resulted from increases in net interest income and controlling expense increases. Net interest income increased to $4,897,451 in 1994, up 6.6% over the 1993 level of $4,595,377. The favorable trend in the net interest income contribution was due to increased yields on loans, combined with a lower interest expense in a rising rate environment. There was a net recovery in the provision for loan losses of $96,530 in 1994 compared to additions to the provision of $300,000 in 1993. The reserve for loan loss balance again reached historical highs for the Company - $1,370,598 compared to $1,312,318 in 1993. The Bank had collections of past debts that far exceeded the year's bad debts expense. Total other operating expense was down less than 1% from 1993.

         Net Interest Income

         The principal source of earnings for Chesapeake is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund those assets. As such, net interest income represents the gross profit from the Bank's lending, investment, and funding activities.

         A large number of variables interact to affect net interest income. Included are variables such as changes in the mix and volume of earning assets and interest bearing liabilities, market interest rates, and the statutory Federal tax rate. It is management's on-going policy to maximize net interest income through the development of balance sheet and pricing strategies while maintaining appropriate risk levels as set by the board.

         Net interest income totaled $5.4, $5.0, and $4.9 million for 1996, 1995, and 1994, respectively, representing an increase of 7.7% for 1996 over 1995, 2.1% for 1995 over 1994, and 6.6% for 1994 over 1993. Loan demand was strong again this year with total net loans up 11.6% or $9.4 million for 1996 over 1995. Total interest expense was $4.8, $4.6, and $3.8 million for 1996, 1995 and 1994, respectively. On a tax equivalent annualized basis, the net interest margin was 4.6%, 4.4% and 4.2% for 1996, 1995 and 1994, respectively.

         Other Operating Income

         For the year ended December 31, 1996, other operating income was $2.6 million, a 20.7% increase over the 1995 amount of $2.1 million, which was a 30.4% increase over the 1994 amount of $1.6 million. The increase in 1996 was due to a 12.4% or $90,037 increase in trust income and a 33.9% or $311,371 increase in other income. The increase in other income was a result of new product offerings and a restitution payment. A small business cash management service (Business Manager) earned $381,985 in gross fee income. This service was first offered in 1995. Bank management revamped the merchant card program at the end of 1994 and merchant card income was up over $53,595 from 1995 levels.

         Other Operating Expenses

         Total other operating expenses increased 6.9% or $368,705 in 1996 over 1995. In 1995, total operating expenses increased 3.6% over 1994 and decreased 0.4% in 1994 over 1993. The 1996 increase was due primarily to a 29.5% or $275,512 increase in occupancy expenses related to leasehold improvements and rent increases at the Bank's Loan Processing Center, leasehold expenses at the James City County Winn-Dixie Office (first full year of operation), the Five Forks Office (opened in July), and the Operations Center, and some one-time maintenance expenses at other branches. The Bank now operates nine banking offices. Our ATM network increased from twelve to seventeen sites during the year. Salaries and benefits were up 5.0%, or $134,928, over 1995 levels of $2,705,334. This increase was due to additional staffing, incentives, and cost of living increases.

         Total other expenses decreased 2.4% or $41,735 compared to 1995 which was down 6.8% or $124,142 from the 1994 level of $1,835,394. The FDIC Insurance assessment was down 53.0% or $148,207 for 1995 over 1994, compared to a decrease of less than 1% for 1994 over 1993. The assessment was at nominal levels of $2,000 for 1996 as a result of the Bank's "well capitalized" status. Professional fees and expenses were down 33.7% or $42,650 for 1996 over 1995, compared to an increase of 185.7% or $82,278 for 1995 over 1994. The primary reason for the increase in 1995 was related to a comprehensive technology review and mainframe software selection and implementation process. This culminated in a February 1996 banking software conversion. As a result of that prior year's effort networking productivity has been enhanced, and additional customer services have been provided including Touch Tone Loan (a computerized telephone based loan application product), Touch Tone Teller (24 hour banking) and the ATM network expansion. Additionally, work processes have also been changed to improve operating efficiency. Merchant card expenses increased 46.3% or $67,029 from 1995 as a result of increases in volume. Advertising expense increased only 6.0% or $7,711.

Assets

         On December 31, 1996, the Company had total assets of $142.9 million, representing a 8.9% increase over the December 31, 1995 balance of $131.3 million, following an increase of 5.5% from December 31, 1994. Loan growth has been strong during the last three years due to the growth of the local economy and the Company's expansion into the James City County/Williamsburg area.

         Loans

         The net loan portfolio (excluding unearned discounts and reserve for loan loss) totaled $90.4, $80.9, and $74.8 million for 1996, 1995, and 1994, respectively, representing an increase of 11.6% for 1996 from 1995, 8.3% for 1995 from 1994, and 10.2% for 1994 from 1993. All loan categories were up during 1996 except participations with other bank's and other loans, which were down only $306,518 on a combined basis. Real estate loans (both mortgage and construction) increased 11.7% or $4,345,016. Consumer loans increased 11.8% or $1.5 million during 1996. Commercial loans increased 13.9% or $4.0 million for 1996 over 1995 levels of $29.2 million.

         On December 31, 1996, the loan portfolio consisted of 45.0% of single family residential and residential construction loans and 36.1% of commercial loans. The commercial loans consist principally of business loans such as seafood, hospitality, retail, and commercial real estate loans where real estate is the primary collateral, plus a very small portion of agriculture loans. Management attempts to reduce the Bank's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. The Bank has historically engaged in limited mortgage lending secured by multi family and agricultural properties. At year end, residential real estate construction accounted for 3.4% of total loans outstanding. The Bank's consumer installment portfolio remains its third largest loan category.

         Consistent with its focus on providing community based financial services, Chesapeake Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

         Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $0.4 million at December 31, 1996, representing no change from $0.4 million from December 31, 1995. Past due loans were at record lows of 0.97% of total loans at December 31, 1996.

         As of December 31, 1996, performing loans totaling approximately $4.5 million were identified as potential problem loans through internal loan review systems and procedures. The Bank has specifically reserved for potential losses in these loans as of year end.

         Provision/Reserve for Loan Losses

         The provision for loan losses is a charge against earnings necessary to maintain the reserve for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio.

         The 1996 provision of $150,000 brought the net reserve for loan losses to $1,652,844 or 1.80% of gross loans. There was a provision of $84,000 in 1995 compared to the 1994 recapture of the provision of $96,530. Management and the Board of Directors believe the total reserve at year end was adequate relative to current levels of risk in the portfolio. The 1994 recapture was related to specific management reserves assigned to loans that have since paid out completely or have improved in overall risk rating. Continued loan growth may warrant additional provisions in the future. The reserve for loan losses as a percent of gross loans less unearned discounts was 1.8% on December 31, 1996, 1.8% in 1995 and 1.8% in 1994.

         Loan charge offs totaled $157,448 in 1996, $27,530 in 1995, and $21,154 in 1994. Recoveries for the same periods were $197,111, $36,113, and $175,964, respectively. Management does not expect to have similar recovery experience in 1997.

         The Bank maintains a reserve for loan loss which management believes represents a conservative estimate of potential losses in the Bank's loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the reserve for loan losses, management uses a methodology which specifically identifies and reserves for higher risk loans. A general reserve is established of non-specifically reserved loans. Loans in a non-accrual status and over ninety days past due are considered in this evaluation as well as other loans which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and cash flow of customers.

         Securities

         At year end, total securities and time deposits with other banks were $37.7 million, basically the same as the $37.6 million on December 31, 1995, which was down 7.1% from $40.4 million on December 31, 1994. Investment portfolio liquidity and deposit growth provided funding for the increases in the loan portfolio.

         All of the Company's securities are classified as securities available for sale. Securities may be classified as investment securities when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the securities prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Securities available for sale are carried at fair market value.

         At December 31, 1996, securities available for sale totaled $37.7 million and at December 31, 1995 the total was $37.1 million. Book value of the portfolio exceeded fair market value by $76,216 net of the tax effect. Debt securities with an amortized cost of $29.0 million were transferred from held-to-maturity to available-for-sale on December 1, 1995 (see Note 2). The reclassification of securities for 1995 had no effect on the Company's financial condition or results of operations as the aggregate market value of the portfolio exceeded its book value by $78,860. The original reclassification in 1994 warranted a capital reserve at December 31, 1994 for unrealized losses on securities available for sale of $259,974. This is within risk limits established and monitored by the board and the asset/liability management committee.

         The securities portfolio increased 1.6% or $0.6 million in 1996 and decreased 4.8% or $1.9 million in 1995 over 1994. Investments in U.S. Treasury issues decreased $1.5 million or 33.6% from 1995, which had a decrease of $0.7 million, or 13.4% from 1994. Investments in U. S. Government Agencies increased during 1996 4.7% or $1.1 million during 1996. Investments in state and political subdivisions increased during 1996 9.3% or $0.9 million during 1996. Management has increased the investment in securities of state and political subdivisions including some local municipalities to utilize the tax free income.

Deposits

         Deposits totaled $127.6, $118.7, and $112.3 million for 1996, 1995, and 1994, respectively, representing an increase of 7.5% for 1996 from 1995, and an increase of 5.7% for 1995 from 1994. The composition of deposits continued to change this year with changing interest rates. There was a 9.7% increase in certificates of deposit. Noninterest bearing deposits increased to $16.6 million or 17.0% from $14.2 million on December 31, 1995.

Shareholders' Equity

         Future growth and expansion of the Company is dictated by the ability to generate capital which is generated principally by the earnings of the Bank. As of December 31, 1996, the Company's primary capital to asset ratio was 9.4%. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established a capital based supervisory system for all insured depository institutions including state chartered, Federal Reserve member banks. Under this new requirement, the Bank continues to be certified as a "well capitalized" institution, which is the highest level of this ranking.

         Federal regulators adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. After a transition period which ended December 31, 1992, the minimum ratio of qualifying total capital to risk weighted assets is 8%. For Chesapeake, Tier 1 capital is composed of common equity and retained earnings less certain goodwill items. Tier 1 must be 4%. Because the Company has total consolidated assets of less than $150 million, the capital adequacy rules apply only to the Bank.

         On December 31, 1996, the Bank had ratios of Tier 1 risk based capital to risk weighted assets of 11.3%, total risk based capital to risk weighted assets of 12.5% and Tier 1 leverage capital of 7.7%. At December 31, 1995, these ratios were 12.9%, 14.2% and 8.3%, respectively.

         The adequacy of the Company's capital is reviewed by management on an on going basis with reference to the size, composition and quality of the company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.

Dividend and Market Information

         The Company raised its dividend to $.29 per share in 1996, an increase of $.04 over 1995. This increase followed another $.04 per share dividend increase from $.21 in 1994 to $.25 in 1995.

         Trades in the Company's common stock have occurred infrequently on a local basis and generally involve a relatively small number of shares. Based on information made available to them, management believes that the selling price for the Company's common stock ranged during 1994 from $9.00 to $9.75; during 1995, from $9.75 to $11.00; and during 1996, from $12.75 to $15.25. Such transactions may not be representative of all transactions during the indicated periods or of the fair value of the stock at the time of such transactions due to the infrequency of trades and the limited market for the stock. At December 31, 1996, there were 839,687 shares of Company stock outstanding held by approximately 479 holders of record.

Liquidity, Interest  Rate Sensitivity, and Inflation

         The objectives of the Company's liquidity management policy include providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for on-going operations of the Company, to allow funding of longer-term investment opportunities and regulatory requirements. Sufficient assets are maintained on a short term basis to meet the liquidity demands anticipated by management.

         The most immediate and efficient source of liquidity is the Bank's pool of short-term investments. The Bank's primary sources of liquidity continue to be federal funds sold, time deposits with banks, and securities maturing or repricing within one year. On December 31, 1996, approximately 9.0% of the total invested portfolio dollars mature within one year as compared to 19.8% on December 31, 1995. The Bank's loan portfolio is also liquid with 58.3% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 53.9% on December 31, 1995. Management considers the Company's liquidity to be adequate. Other sources of liquidity include repayment of loans, the sale of loans, and proceeds from the sale of repossessed assets and Other Real Estate Owned. The sale of loans through the secondary market operation enhances this liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for resale are stated at the lower of cost or market (or contract value), however, due to the quick turning of these assets, seldom do the loans represent more than 1% of total assets. Bank management maintains overnight borrowing relationships with correspondent banks for up to $5,000,000. The Company also has an unused revolving line of credit for $2,000,000.

         As of December 31, 1996, the Bank had $253,000 in repossessed assets and Other Real Estate Owned. These assets are being aggressively marketed for sale and represent a near term secondary source of liquidity. The Bank expects to realize full book value for these assets.

         Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

         While the effect of inflation is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

                                C O N T E N T S



                          INDEPENDENT AUDITOR'S REPORT
                          ON THE FINANCIAL STATEMENTS

                      CONSOLIDATED FINANCIAL STATEMENTS OF

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Consolidated statements of changes in shareholders' equity
Notes to Consolidated financial statements
Independent Auditor's Report

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                          Consolidated Balance Sheets
                           December 31, 1996 and 1995




            Assets                                                          1996                   1995
                                                                     -----------------      -----------------
Cash and due from banks                                              $       5 896 836      $       4 906 634
Time deposits with banks                                                           - -                450 375
Securities, at approximate market value (Note 2)                            37 682 482             37 101 280
Loans, net (Notes 3 and 12)                                                 90 425 824             80 990 651
Premises and equipment, net (Note 4)                                         3 284 063              2 851 591
Accrued interest receivable                                                  1 088 201              1 084 802
Intangible assets, net (Note 5)                                                 84 000                168 000
Other assets (Note 7)                                                        4 414 212              3 704 219
                                                                     -----------------      -----------------

               Total assets                                          $     142 875 618      $     131 257 552
                                                                     =================      =================

   Liabilities and Shareholders' Equity

Deposits:
  Demand accounts                                                    $      16 646 453      $      14 225 310
  Savings and interest bearing demand deposits                              37 273 969             37 292 683
  Certificates of deposit
      Denominations less than $100,000                                      57 952 834             54 125 100
      Denominations of $100,000 or more                                     15 756 309             13 044 219
                                                                     -----------------      -----------------
               Total deposits                                        $     127 629 565      $     118 687 312

Federal funds purchased                                                      2 000 000                115 000
Accrued interest payable                                                       272 546                256 034
Other liabilities                                                              964 536                763 784
Note payable (Note 6)                                                               --                387 500
Commitments and contingent liabilities (Notes 11 and 14)                            --                    --
                                                                     -----------------      -----------------

               Total liabilities                                     $     130 866 647      $     120 209 630
                                                                     -----------------      -----------------

Shareholders' equity: (Note 10)
  Preferred stock, par value $1 per share; authorized
      50,000 shares; no shares outstanding                           $             --       $             --
  Common stock, voting, par value $5 per share; authorized
      2,000,000 shares; issued and outstanding 839,687 in 1996
      and 855,137 in 1995                                                    4 198 435              4 275 685
  Common stock, nonvoting, par value $5 per share; authorized
      635,000 shares; no shares outstanding                                        --                    --
  Paid-in capital                                                              468 493                605 669
  Retained earnings (Note 17)                                                7 418 259              6 087 708
  Unrealized gain (loss) on securities available for sale, net                 (76 216)                78 860
                                                                     -----------------      -----------------
      Total shareholders' equity                                     $      12 008 971      $      11 047 922
                                                                     -----------------      -----------------

                Total liabilities and shareholders' equity           $     142 875 618      $     131 257 552
                                                                     =================      =================





See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income
                  Years Ended December 31, 1996, 1995 and 1994





                                                              1996              1995             1994
                                                         --------------   --------------    --------------
Interest Income
    Interest and fees on loans                           $    8 103 829   $    7 357 399    $    6 284 562
    Interest on federal funds sold                               40 281          102 481            64 424
    Interest on time deposits with banks                         18 431           48 996            97 136
    Interest on investment securities
       Taxable                                                      - -        1 412 518         1 602 416
       Nontaxable                                                   - -          193 552           296 073
    Interest on securities available for sale
       Taxable                                                1 428 063          260 175           203 853
       Nontaxable                                               514 213          149 158            91 175
       Dividends                                                 37 118           31 964            28 054
                                                         --------------   --------------    --------------
          Total interest income                          $   10 141 935   $    9 556 243    $    8 667 693
                                                         --------------   --------------    --------------

Interest Expense
    Savings and interest bearing accounts                $    1 001 072   $    1 051 747    $    1 241 933
    Certificates of deposit
       Denominations less that $100,000                       2 922 308        2 816 698         2 116 635
       Denominations of $100,000 or more                        780 509          619 895           344 571
    Federal funds purchased                                      24 764           23 706            10 683
    Long-term debt                                               26 026           44 379            56 420
                                                         --------------   --------------    --------------
          Total interest expense                         $    4 754 679   $    4 556 425    $    3 770 242
                                                         --------------   --------------    --------------

          Net interest income                            $    5 387 256   $    4 999 818    $    4 897 451

Provision for (recovery of) loan losses (Note 3)                150 000           84 000           (96 530)
                                                         --------------   --------------    ---------------

          Net interest income after provision
             for (recovery of) loan losses               $    5 237 256   $    4 915 818    $    4 993 981
                                                         --------------   --------------    --------------

Other Operating Income
  Trust income                                           $      818 888   $      728 851    $      703 173
  Service charges                                               499 705          506 125           403 225
  Net gain (loss) on other real estate owned                     12 788          (26 740)           53 965
  (Loss) on securities available for sale                        (1 593)          (6 384)          (32 478)
  Other income (Note 13)                                      1 229 708          918 337           498 114
                                                         --------------   --------------    --------------
          Total other operating income                   $    2 559 496   $    2 120 189    $    1 625 999
                                                         --------------   --------------    --------------



See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                       Consolidated Statements of Income
                                  (Continued)
                  Years Ended December 31, 1996, 1995 and 1994




                                                                1996            1995              1994
                                                          --------------   --------------    ---------
Other Operating Expenses
  Salaries and benefits                                   $    2 840 262   $    2 705 334    $    2 663 148
  Occupancy expenses                                           1 210 534          935 022           668 927
  Other expenses (Note 13)                                     1 669 517        1 711 252         1 835 394
                                                          --------------   --------------    --------------
          Total other operating expenses                  $    5 720 313   $    5 351 608    $    5 167 469
                                                          --------------   --------------    --------------

Income before income taxes                                $    2 076 439   $    1 684 399    $    1 452 511

Income tax expense (Note 7)                                      501 303          419 697           417 395
                                                          --------------   --------------    --------------

          Net income                                      $    1 575 136   $    1 264 702    $    1 035 116
                                                          ==============   ==============    ==============

Earnings per share                                        $         1.86   $         1.47    $         1.19
                                                          ==============   ==============    ==============





See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                  Years Ended December 31, 1996, 1995 and 1994


                                                                               1996               1995                1994
                                                                         ---------------    ----------------    --------------
Cash Flows from Operating Activities
    Net income                                                           $     1 575 136    $      1 264 702    $    1 035 116
    Adjustments to reconcile net income to
       net cash provided by (used in)
       operating activities:
         Depreciation and amortization                                           472 537             335 557           440 212
         Provision for (recovery of) loan losses                                 150 000              84 000           (96 530)
         Deferred income tax expense (benefit)                                   (66 298)              8 826            13 631
         Amortization of premiums, net                                           251 642             258 648           278 082
         Net (gain) loss on sale of bank premises                                    523                 653           (51 577)
         Loss on securities available for sale                                     1 593               6 384            32 478
         Net (gain) loss on other real estate owned                              (12 788)             26 740           (53 965)
         Issuance of common stock for services                                    37 380              33 420               --
         Changes in other assets and liabilities:
               (Increase) decrease in accrued interest receivable                 (3 399)             39 537          (162 993)
               (Increase) decrease in other assets                              (404 721)         (2 046 451)          175 598
               Increase in accrued interest payable                               16 512              61 134            13 111
               Increase (decrease) in other liabilities                          200 752            (134 028)         (359 777)
                                                                          --------------    ----------------      ------------
               Net cash provided by (used in)
                 operating activities                                     $    2 218 869    $        (60 878)     $  1 263 386
                                                                          --------------    ----------------      ------------

Cash Flows from Investing Activities
    Net decrease in time deposits with banks                              $      450 375    $        984 555    $    1 442 558
    Purchase of investment securities                                                --             (264 215)       (5 397 404)
    Proceeds from sale and call of investment securities                             --              250 000               --
    Proceeds from maturities of investment securities                                --            1 945 000         2 180 000
    Purchases of securities available for sale                               (18 784 158)         (6 938 447)       (2 462 541)
    Proceeds from sales and calls of securities available for sale             9 216 346           4 487 354         2 751 223
    Proceeds from maturities of securities available for sale                  8 501 663           2 650 000         1 652 532
    Origination of loans available for sale                                   (3 635 002)         (4 145 550)       (5 064 910)
    Proceeds from sale of loans available for sale                             3 635 002           4 145 550         5 064 910
    Proceeds from sale of other real estate                                       35 905                 --             78 559
    Proceeds from sale of bank premises                                              600                 --            356 746
    Net (increase) in loans                                                   (9 563 173)         (6 314 258)       (6 602 988)
    Other capital expenditures                                                (1 029 587)           (674 111)         (784 153)
                                                                         ---------------    ----------------    --------------
               Net cash (used in)
                 investing activities                                     $  (11 172 029)   $     (3 874 122)   $   (6 785 468)
                                                                         ---------------    ----------------    --------------



See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows
                                  (Continued)
                  Years Ended December 31, 1996, 1995 and 1994




                                                                               1996               1995               1994
                                                                         ---------------    ----------------    --------------
Cash Flows from Financing Activities
    Net increase (decrease) in federal funds purchased                     $   1 885 000    $       (605 000)    $     720 000
    Net increase (decrease) in demand accounts, interest
       bearing demand accounts and savings accounts                            2 402 429          (3 419 149)       (2 800 086)
    Net increase in certificates of deposits                                   6 539 824           9 811 362         5 786 097
    Net proceeds from issuance of common stock                                    41 825                 --             49 500
    Acquisition of common stock                                                 (293 631)           (167 630)          (58 842)
    Cash dividends                                                              (244 585)           (214 646)         (182 973)
    Curtailment of note payable                                                 (387 500)           (150 000)         (350 000)
                                                                         ---------------    ----------------    --------------
             Net cash provided by
               financing activities                                       $    9 943 362    $      5 254 937    $    3 163 696
                                                                         ---------------    ----------------    --------------

             Net increase (decrease) in cash
               and federal funds sold                                     $      990 202    $      1 319 937     $  (2 358 386)

Cash and federal funds sold at beginning of year                               4 906 634           3 586 697         5 945 083
                                                                         ---------------    ----------------    --------------


Cash and federal funds sold at end of year                               $     5 896 836    $      4 906 634    $    3 586 697
                                                                         ===============    ================    ==============

Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for:
       Interest                                                          $     4 738 167    $      4 495 292    $    3 757 131
                                                                         ===============    ================    ==============

       Income taxes                                                      $       531 684    $        534 398    $      398 000
                                                                         ===============    ================    ==============

Supplemental Schedule of Noncash Investing and
    Financing Activities
       Other real estate acquired in settlement of loans                 $            --     $        43 655    $           --
                                                                         ===============     ===============    ==============

       Sale of other real estate by issuance of new loans                $        30 000     $            --     $     216 000
                                                                         ===============     ===============    ==============

       Unrealized gain (loss) on securities available for sale           $      (234 964)    $       513 386    $     (393 900)
                                                                         ===============     ===============    ==============

       Common stock issued for services                                  $        37 380    $         33 420    $           --
                                                                         ===============    ================    ==============




See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

              Consolidated Statements of Changes in Shareholders'
                   Equity Years Ended December 31, 1996, 1995
                                    and 1994





                                                                                                      Unrealized
                                                                                                      Gain (Loss)
                                            Common         Common                                    on Securities
                                            Stock,         Stock,       Paid-In        Retained       Available
                                            Voting        Nonvoting     Capital        Earnings     for Sale, Net       Total
                                        -------------  ------------  ------------- -------------  --------------   --------------
Balance, December 31, 1993               $  4 338 865   $      --     $  686 041    $  4 185 508   $        --      $  9 210 414
    Net income                                    --           --            --        1 035 116            --         1 035 116
    Exercise of stock options                     --        33 750        15 750             --             --            49 500
    Acquisition of common stock               (31 950)         --        (26 892)            --             --           (58 842)
    Cash dividends ($.21 per share)               --           --            --         (182 972)           --          (182 972)
    Change in unrealized gain (loss)
      on securities available for
      sale, net of deferred income
      taxes of $133,926                           --           --            --              --        (259 974)        (259 974)
                                        -------------  ------------  ------------- -------------  --------------   --------------
Balance, December 31, 1994               $  4 306 915   $   33 750    $  674 899   $   5 037 652   $   (259 974)    $  9 793 242
    Net income                                    --           --            --        1 264 702            --         1 264 702
    Issuance of common stock for
      services                                 16 710          --         16 710            --              --            33 420
    Acquisition of common stock               (47 940)     (33 750)      (85 940)           --              --          (167 630)
    Cash dividends ($.25 per share)               --           --            --         (214 646)           --          (214 646)
    Change in unrealized gain (loss)
      on securities available for
      sale, net of deferred income
      taxes of $174,552                           --           --            --           --            338 834          338 834
                                        -------------  ------------  ------------- -------------  --------------   --------------
Balance, December 31, 1995               $  4 275 685   $      --     $  605 669    $  6 087 708    $    78 860     $ 11 047 922
    Net income                                    --           --            --        1 575 136            --         1 575 136
    Exercise of stock options                  20 375          --         21 450            --              --            41 825
    Issuance of common stock for
      services                                 15 575          --         21 805            --              --            37 380
    Acquisition of common stock              (113 200)         --       (180 431)           --              --          (293 631)
    Cash dividends ($.29 per share)               --           --            --         (244 585)           --          (244 585)
    Change in unrealized gain (loss)
      on securities available for
      sale, net of deferred income
      taxes of $79,888                            --           --            --             --         (155 076)        (155 076)
                                        -------------  ------------  ------------- -------------  --------------   --------------
Balance, December 31, 1996               $  4 198 435   $      --     $  468 493    $  7 418 259    $   (76 216)    $ 12 008 971
                                         ============  ============  ============= =============  ==============   =============



See Notes to Consolidated Financial Statements.

               CHESAPEAKE FINANCIAL SHARES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements



Note 1  Summary of Significant Accounting Policies

                  General

                  Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake National Bank (the "Bank"). Two additional subsidiaries, Chesapeake Mortgage Company, Inc. and Chesapeake Insurance Agency, Inc. are wholly-owned subsidiaries of CFS and the Bank, respectively. The consolidated financial statements include the accounts of CFS and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

                  The accounting and reporting policies of CFS are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are summarized below.

                           Securities

                           The Corporation has adopted FASB No. 115, "Accounting for Certain Investment in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are classified in three categories and accounted for as follows:

                           a.       Securities Held to Maturity

                                    Securities classified as held to maturity are those debt securities the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The Corporation held no assets classified as held to maturity at December 31, 1996 or 1995.

                           b.       Securities Available for Sale

                                    Securities classified as available for sale are those debt and equity securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                           c.       Trading Securities

                                    Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no assets classified as trading securities at December 31, 1996 or 1995.

                           Derivatives

                           The Corporation has no securities defined as derivatives by FASB No. 119, "Disclosures for Derivative Financial Instruments."

                           Loans

                           Loans are stated at face value, net of unearned discount and the reserve for loan losses. Interest is computed by methods which result in level rates of return on principal. Nonrefundable loan fees and direct loan origination costs are recognized in operations when received and incurred, respectively. The impact of this methodology is not significantly different from recognizing the net of these fees and costs over the contractual life of the related loan.

                           Loans are placed on nonaccrual status when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

                           Mortgage loans held for resale are stated at the lower of cost or market on an individual loan basis. Loan discounts and origination fees received on loans held for resale are deferred until the related loans are sold to third party investors. Gains are recognized at the time of sale.

                           On January 1, 1995, the Corporation adopted FASB No. 114, "Accounting by Creditors for Impairment of a Loan." This statement has been amended by FASB No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". Statement 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Statement 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for credit losses and interest income recognized on loans. The Corporation had no loans subject to FASB No. 114 at December 31, 1996 and 1995.

                           Reserve for Loan Losses

                           The reserve for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the reserve is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Reserves for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The reserve is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the reserve relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related reserve may change in the near term.

                           Premises and Equipment

                           Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight line and accelerated methods over the assets' estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

                           Foreclosed Properties

                           Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the reserve for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Bank has included $245,000 and $271,914 of foreclosed properties in other assets at December 31, 1996 and 1995, respectively. Real estate acquired in settlement of loans totalled $43,655 during 1995. No real estate was acquired in settlement of loans during 1996.

                           Intangible Assets

                           The franchise asset is being amortized on an accelerated basis over a ten year period, which is the estimated life of the acquired customer base.

                           Trust Department Assets

                           Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of the Corporation and are not included in the accompanying consolidated financial statements.

                           Income Taxes

                           Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

                           Statement of Cash Flows

                           For purposes of the statement of cash flows, CFS considers cash and federal funds sold to be cash equivalents.

                           Earnings Per Share

                           Earnings per share is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the year.

                           Advertising Costs

                           CFS follows the policy of charging the production costs of advertising to expense as incurred.

                           Use of Estimates

                           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.  Securities

                  Amortized cost and fair values of securities available for sale as of December 31, 1996 and 1995, are as follows:




                                                                                         1996
                                                 ----------------------------------------------------------------
                                                                       Gross            Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost              Gains          (Losses)          Value
                                                 ------------      ------------    ------------      ------------
              U.S. Treasury securities           $  3 058 460      $      3 180    $    (19 171)     $  3 042 469
              U.S. Government agencies             23 488 966            47 414        (136 337)       23 400 043
              Securities of state and
                political subdivisions             10 539 035            44 924         (55 489)       10 528 470
              Other                                   711 500                --              --           711 500
                                                 ------------      ------------    ------------      ------------
                    Total                        $ 37 797 961      $     95 518    $   (210 997)     $ 37 682 482
                                                 ============      ============    ============      ============


                                                                                         1995
                                                 ----------------------------------------------------------------
                                                                       Gross            Gross
                                                   Amortized         Unrealized      Unrealized          Fair
                                                     Cost              Gains          (Losses)          Value
                                                 ------------      ------------    ------------      ------------

              U.S. Treasury securities           $  4 577 242      $     11 589    $     (5 425)     $  4 583 406

              U.S. Government agencies             22 229 225           169 135         (58 774)       22 339 586
              Securities of state and
                political subdivisions              9 637 280            83 632         (83 924)        9 636 988
              Other                                   541 300                --              --           541 300
                                                 ------------      ------------    ------------      ------------
                    Total                        $ 36 985 047      $    264 356    $   (148 123)     $ 37 101 280
                                                 ============      ============    ============      ============




                  The amortized cost and fair value of securities available for sale as of December 31, 1996, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.




                                                                      Amortized            Fair
                                                                         Cost             Value
                                                                   --------------      --------------

              Due in one year or less                              $    3 369 043      $    3 376 693
              Due after one year through five years                     9 100 924           9 034 147
              Due after five years through ten years                    4 599 402           4 579 613
              Due after ten years                                      20 017 092          19 980 529
              Other                                                       711 500             711 500
                                                                   --------------      --------------
                           Total                                   $   37 797 961      $   37 682 482
                                                                   ==============      ==============





                  There were no securities being held to maturity at December
                  31, 1996 or 1995.

                  Proceeds from sales and calls of securities being held to maturity during 1996, 1995 and 1994 were $-0-, $250,000 and
                  $-0-, respectively. There were no gross gains or losses realized on the sales and calls during 1995.

                  Proceeds from sales and calls of securities available for sale during 1996, 1995 and 1994 were $9,216,346, $4,487,354 and
                  $2,751,223, respectively. Gross gains of $37,526, $10,967 and $185 and gross losses of $39,119, $17,351 and $32,663 were realized on those sales and calls, respectively.

                  As allowed by the Question and Answer Guide to FASB No. 115,
                  "Accounting for Certain Investments in Debt and Equity
                  Securities" issued in November of 1995, debt securities with an amortized cost of $28,960,443 were transferred from held-to-maturity to available-for-sale on December 1, 1995.
                  The securities had an unrealized gain of approximately
                  $39,700.

                  The amortized value of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $8,538,977 and $10,121,373, at December 31, 1996 and 1995, respectively.

Note 3.  Loans

                  Major classifications of loans are summarized as follows:



                 Commercial                                                      $     33 256 921     $     29 210 862
                   Real estate - mortgage                                              38 333 737           35 126 253
                   Real estate - construction                                           3 109 470            1 971 938
                   Consumer                                                            14 554 795           13 015 535
                 Participations with other banks                                        2 429 715            2 617 700
                   Other                                                                  394 030              512 563
                                                                                 ----------------     ----------------
                                                                                 $     92 078 668     $     82 454 851
                 Less:
                   Reserve for loan losses                                              1 652 844            1 463 181
                   Unearned discounts                                                         --                 1 019
                                                                                 ----------------     ----------------
                                                                                 $     90 425 824     $     80 990 651
                                                                                 ================     ================





                  Participations with other banks are secured by commercial real estate.

                  Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $142,944 and $138,200 at December 31, 1996 and 1995, respectively. If interest on these loans had been accrued, such income would have approximated $5,313 and $3,028 at December 31, 1996 and 1995, respectively.

                  Changes in the reserve for loan losses are as follows:



                                                                               Years Ended December 31,
                                                              -------------------------------------------------------
                                                                   1996                1995                 1994
                                                              --------------     ---------------      ---------------

              Balance at beginning of year                    $    1 463 181     $     1 370 598      $     1 312 318
              Provision for (recovery of) loan
                   losses                                            150 000              84 000              (96 530)
              Loans charged off                                     (157 448)            (27 530)             (21 154)
              Recoveries on loans previously
                   charged-off                                       197 111              36 113              175 964
                                                              --------------     ---------------      ---------------
              Balance at end of year                          $    1 652 844     $     1 463 181      $     1 370 598
                                                              ==============     ===============      ===============






Note 4.  Premises and Equipment

                  Major classifications of premises and equipment are summarized as follows:



                                                                                               December 31,
                                                                                 -------------------------------------
                                                                                       1996                  1995
                                                                                 ----------------     ----------------
              Land                                                               $        428 135     $        428 135
              Buildings                                                                 2 232 418            2 184 955
              Furniture, fixtures and improvements                                        813 391              750 429
              Mechanical equipment                                                      2 401 214            2 055 395
              Leasehold improvements                                                      759 033              427 135
                                                                                 ----------------     ----------------
                                                                                 $      6 634 191     $      5 846 049
                 Less:  accumulated depreciation                                        3 350 128            2 994 458
                                                                                 ----------------     ----------------
                                                                                 $      3 284 063     $      2 851 591
                                                                                 ================     ================





                  For the years ended December 31, 1996, 1995 and 1994, depreciation expense was $388,537, $251,557 and $200,389, respectively.

Note 5.  Intangible Assets

                  Intangible assets consist of the following:




                                                                                              December 31,
                                                                                 -------------------------------------
                                                                                       1996                  1995
                                                                                 ----------------     ----------------
              Franchise asset associated with customer deposits
              assumed, net of accumulated amortization of
              $1,116,000  and  $1,032,000,
              respectively                                                       $         84 000     $        168 000
                                                                                 ================     ================




                  For the years ended December 31, 1996, 1995 and 1994, amortization expense was $84,000, $84,000 and $240,894, respectively.

Note 6.  Note Payable

                  CFS had a term loan bearing interest at prime plus 1.0% (9.5% at December 31, 1995) that was payable $37,500 quarterly commencing April 1, 1993 and a final payment of $25,000 on October 1, 1999. The principal balance remaining at December 31, 1995 of $387,500 was paid during 1996.

                  During 1996, CFS entered into a $2,000,000 line of credit agreement with the Community Bankers' Bank. The line of credit bears interest at The Wall Street Journal prime rate and is secured by all issued and outstanding shares of capital stock of Chesapeake Bank. The loan agreement also contains certain covenants including restrictions on changes in control of CFS and the Bank, redemption of stock, payment of dividends, and capital expenditures. CFS was in compliance with all of the covenants at December 31, 1996. There was no amount drawn on this line of credit at December 31, 1996.

Note 7.  Income Taxes

                  Net deferred tax assets consist of the following components as of December 31, 1996 and 1995:



                                                                                       1996                  1995
                                                                                 ----------------     ----------------
                 Deferred tax assets:
                   Reserve for loan losses                                       $       356 629      $        305 628
                   Deferred compensation                                                 101 642                88 126
                   Accrued pension expense                                               105 056               106 629
                   Intangible asset                                                       84 568                88 649
                   Securities available for sale                                          37 391                    --
                   Other                                                                  19 146                 1 030
                                                                                 ---------------      ----------------
                                                                                 $       704 432      $        590 062
                                                                                 ---------------      ----------------
                 Deferred tax liabilities:
                   Securities available for sale                                 $            --      $         40 626
                   Accumulated discount accretion                                          1 009                 1 118
                   Premises and equipment                                                165 338               154 545
                                                                                 ----------------     ----------------
                                                                                 $       166 347      $        196 289
                                                                                 ----------------     ----------------

                                                                                 $       538 085      $        393 773
                                                                                 ===============      ================






                  The provision for income taxes charged to operations for the years ended December 31, 1996, 1995 and 1994, consists of the following:



                                                                    1996               1995                 1994
                                                              --------------      --------------       ---------------

                    Current tax expense                        $     567 601      $      410 871       $       403 764
                    Deferred tax expense (benefit)                   (66 298)              8 826                13 631
                                                              --------------      --------------       ---------------
                                                              $      501 303      $      419 697       $       417 395
                                                              ==============      ==============       ===============





                  The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1996, 1995 and 1994, due to the following:






                                                                    1996               1995                  1994
                                                              --------------      --------------       ---------------
                 Computed "expected" tax expense              $      705 989      $      572 696       $       493 854
                 Increase (decrease) in income taxes
                   resulting from:
                    Tax exempt interest income                      (203 087)           (137 588)             (123 020)
                    Goodwill amortization                                 --                  --                45 184
                    Other                                             (1 599)            (15 411)                1 377
                                                              --------------      --------------       ---------------
                                                              $      501 303      $      419 697       $       417 395
                                                              ==============      ==============       ===============




Note 8.  Employee Benefit Plans

                  Pension Plan

                  The Corporation has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. The Corporation funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

                  The following table sets forth the plan's funded status and amounts recognized as of December 31, 1996 and 1995, computed as of October 1, 1996 and 1995, respectively:



                                                                                         Years Ended December 31,
                                                                                         ------------------------
                                                                                       1996                  1995
                                                                                  --------------       -----------------
                  Accumulated benefit obligation, including vested
                    benefits of $842,198 and $751,146 in 1996
                    and 1995, respectively                                        $      871 146       $         775 701
                                                                                  ==============       =================

                  Projected benefit obligation for service rendered to
                    date                                                          $   (1 311 102)      $      (1 185 703)
                  Plan assets at fair value                                            1 255 666               1 023 643
                                                                                  ---------------      -----------------

                  Projected benefit obligation in excess of plan assets           $      (55 436)      $        (162 060)
                  Unrecognized net obligation                                             52 904                  56 974
                  Unrecognized prior service cost                                         39 361                  41 985
                  Unrecognized net gain                                                 (441 719)               (397 616)
                                                                                  ---------------      -----------------
                  Accrued pension liability at October 1                          $     (404 890)      $        (460 717)
                   Contribution made in fourth quarter                                    95 902                 147 486
                                                                                  ---------------      -----------------
                  Accrued pension liability at December 31                        $     (308 988)      $        (313 231)
                                                                                  ===============      =================




                  Net pension costs for 1996, 1995 and 1994 include the following:


                                                                               Years Ended December 31,
                                                                               ------------------------
                                                                    1996               1995                  1994
                                                              --------------      --------------       --------------
                  Service cost-benefits earned during
                     the period                               $      102 467      $       90 630       $       99 417
                  Interest costs on projected benefit
                    obligation                                        88 547              78 506               76 887
                   Actual return on plan assets                      (91 671)            (78 656)             (82 928)
                  Net amortization                                    (5 990)             (2 423)              (4 938)
                                                              --------------      --------------       --------------

                  Net periodic pension cost                   $       93 353      $       88 057       $       88 438
                                                              ==============      ==============       ==============


                  The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 6.0%, respectively. The expected long-term rate of return on plan assets was 9.0%.

                  Deferred Compensation Agreements

                  The Bank and CFS have deferred compensation agreements providing for monthly payments to an officer of each company commencing at retirement. The liabilities under these agreements are being accrued over the officers' remaining periods of employment such that the then present value of the monthly payments will have been accrued by retirement date. CFS funds the deferred compensation commitments through life insurance policies on the officers. One of the officers is currently retired and receiving benefits under this plan.

                  Employee Stock Ownership Plan

                  Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. Compensation expense related to the plan was $19,992, $10,000 and $10,000 in 1996, 1995 and 1994, respectively. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock.

                  401-K Plan

                  CFS has adopted a contributory 401-k plan which covers substantially all employees. Total expense related to the plan was $20,381, $20,687 and $10,338 for 1996, 1995 and 1994.

Note 9.  Stock Option Plan

                  CFS had a stock option plan in which options for 144,000 shares of voting common stock and 112,500 shares of nonvoting common stock are reserved for issuance. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant; however, for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until after three years from the date of issuance and require continuous employment during the period prior to exercise. This plan expired in 1995. Options previously granted may be exercised by the participants until the options expire, which is ten years after the date of the original option grant.

                  A summary of the status the expired plan at December 31, 1996, 1995 and 1994 and the changes during the years ended on those dates is as follows:

                                             1996                            1995                            1994
                                ------------------------------   ---------------------------  -----------------------------
                                                    Weighted                       Weighted                        Weighted
                                                     Average                        Average                         Average
                                                    Exercise                       Exercise                        Exercise
                                    Shares           Price         Shares            Price        Shares            Price
                                -------------     ------------   -----------    ------------  --------------    -----------
Outstanding at beginning
  of year                              67 200     $      10.11        49 700   $       10.00          59 564    $      9.36
Options granted                            --               --        17 500           10.43          17 000           9.06
Options exercised                      (4 075)           10.26            --              --          (6 750)         (7.33)
Options forfeited                          --               --            --              --         (20 114)         (8.21)
                                -------------                    -----------                  --------------
Outstanding at end of year             63 125            10.10        67 200           10.11          49 700          10.00
                                =============                    ===========                  ==============

Options exercisable,
  end of year                          28 625                         32 700                          32 700
Options available for
  grant, end of year                       --                             --                         140 936








                  In 1996, CFS adopted an incentive stock plan under which options may be granted to certain key employees for purchase of CFS's common stock. The effective date of the plan was April 5, 1996 with an expiration date of March 31, 2006. The plan reserves for issuance 45,000 shares of CFS's voting common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant.

                  A summary of the status of the 1996 plan at December 31, 1996 and the changes during the year ended on that date is as follows:



                                                                                              1996
                                                                                 ---------------------------
                                                                                                   Weighted
                                                                                                    Average
                                                                                                   Exercise
                                                                                   Shares           Price
                                                                                 -----------   -------------
                 Outstanding at beginning of year                                         --   $          --
                 Options granted                                                      10 500           13.50
                 Options exercised                                                        --              --
                 Options forfeited                                                        --              --
                                                                                 -----------
                 Outstanding at end of year                                           10 500           13.50
                                                                                 ===========

                 Options exercisable, end of year                                         --
                 Options available for grant, end of year                             34 500





                  The status of the options outstanding at December 31, 1996 is as follows:



                                                             Options Outstanding                       Options Exercisable
                                                --------------------------------------------        ------------------------
                                                                                    Weighted                        Weighted
                    Range of                                         Remaining       Average                         Average
                    Exercise                      Number           Contractual      Exercise          Number        Exercise
                     Price                     Outstanding             Life            Price        Exercisable        Price
              ----------------               ---------------    --------------   -----------        -----------   ----------
              $10.00 to $11.00                        16 625               2.3   $     10.54             16 625   $    10.54
              $10.00 to $11.00                        10 500               3.3         10.57             10 500        10.57
                     $9.86                             1 500               4.3          9.86              1 500         9.86
              $13.00 to $14.30                        10 500               6.3          13.5                 --           --
               $8.75 to $9.63                         17 000               7.3          9.06                 --           --
              $10.00 to $11.00                        17 500               8.3         10.43                 --           --




                  CFS applies APB Opinion 25 in accounting for its stock option plans, accordingly no compensation expense has been recognized for 1996 and 1995. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, there would not have been a significant impact on net income or earnings per share.

Note 10. Shareholders' Equity

                  During 1996 and 1995, CFS issued 3,115 and 3,342 shares, respectively, of common stock to its Directors for partial compensation. CFS did not issue shares of common stock to its Directors for partial compensation in 1994.

                  The voting and nonvoting common stock have equal dividend and participation rights.

Note 11. Commitments

                  CFS leases certain facilities and equipment under operating leases which expire at various dates through 2000. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

                  Minimum rental payments under these operating lease agreements as of December 31, 1996 are as follows:

                      Year Ending
                      December 31,

                      1997                             $89 040
                      1998                              85 200
                      1999                              79 800
                      2000                              47 400

                  Rent expense under operating leases aggregated $129,707, $85,879 and $49,527 for the years ended December 31, 1996, 1995 and 1994, respectively.

                  As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 1996 and 1995, the aggregate amounts of daily average required balances were approximately $196,000 for both periods.

Note 12. Related Party Transactions

                  Officers, Directors and their affiliates had borrowings of $5,071,174 and $5,427,873 at December 31, 1996 and 1995,
                  respectively, with the Bank.

                  Changes in borrowings during 1996 were as follows:

                    Balance, December 31, 1995                 5,427,873
                        Additions                                455,109
                        Payments                                (811,808)
                                                                ---------
                    Balance, December 31, 1996                $5,071,174
                                                              ==========

                  These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

Note 13. Other Income and Expenses

                  The principal components of "Other Income" in the consolidated statements of income are:




                                                                     1996               1995                 1994
                                                                --------------     --------------      ---------------
                 Business manager fees and discount             $      381 985     $      258 870      $            --
                 FHLMC servicing fee income                            130 871            131 328              130 941
                 Merchant discount                                     204 438            150 843                   --
                 Other (includes no items in
                  excess of 1% of total revenue)                       512 414            377 296              367 173
                                                                --------------     --------------      ---------------
                                                                $    1 229 708     $      918 337      $       498 114
                                                                ==============     ==============      ===============




                  The principal components of "Other Expenses" in the consolidated statements of income are:


                                                                     1996               1995                 1994
                                                                --------------     --------------      ---------------

                 Advertising                                    $      135 468     $      127 757      $       186 895
                 Amortization                                           84 000             84 000              240 894
                 Deposit insurance                                       2 000            131 568              279 775
                 Merchant card                                         211 815            144 786                  419
                 Professional                                           83 925            126 575               44 297
                 Other (includes no items in
                  excess of 1% of total revenue)                     1 152 309          1 096 566            1 083 114
                                                                --------------     --------------      ---------------
                                                                $    1 669 517     $    1 711 252      $     1 835 394
                                                                ==============     ==============      ===============








Note 14. Financial Instruments With Off-Balance-Sheet Risk

                  The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

                  The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

                  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1996, the Corporation's total commitments to extend credit and standby letters of credit were $15,140,458 and $3,000, respectively. At December 31, 1995, the Corporation's total commitments to extend credit and standby letters of credit were $11,466,833 and $188,978, respectively. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

                  The Corporation grants commercial, real estate and consumer loans to customers primarily in the Northern Neck, Middle Peninsula, and James City County areas of Virginia. Although the Corporation has a diversified loan portfolio, the ability of debtors to honor their contracts is highly dependent upon the real estate development market in this area.

Note 15. Disclosures About Fair Value of Financial Instruments

                  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

                           Cash and Short-Term Investments

                           For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

                           Securities

                           For securities held for investment purposes, fair values are based on quoted market prices or dealer quotes.

                           Loan Receivables

                           For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

                           Deposit Liabilities

                           The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

                           Off-Balance Sheet Financial Instruments

                           The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

                           At December 31, 1996 and 1995, the carrying amounts and fair values of loan commitments and stand-by letters of credit were deemed immaterial.

         The estimated fair values of CFS's financial instruments are as follows:




                                                                            1996                           1995
                                                           ---------------------------------- -------------------------------
                                                              Carrying           Fair            Carrying           Fair
                                                               Amount            Value            Amount            Value
                                                           ------------      -----------      ------------      -------------
                                                                  (In Thousands)                       (In Thousands)
              Financial assets:
                  Cash and short-term investments          $      5 897      $     5 897      $      4 907      $      4 907
                  Time deposits with banks                           --               --               450               450
                  Securities                                     37 682           37 682            37 101            37 101
                  Loans                                          92 079           91 905            82 454            75 110
                  Less:  reserve for loan losses                 (1 653)              --            (1 463)               --
                                                           ------------      -----------      ------------      ------------
                           Total financial assets          $    134 005      $   135 484      $    123 449      $    117 568
                                                           ============      ===========      ============      ============

              Financial liabilities:
                  Deposits                                 $    127 629      $   127 816      $    118 687      $    104 790
                  Federal funds purchased                         2 000            2 000               115               115
                  Note payable                                       --               --               388               388
                                                           ------------      -----------      ------------      ------------
                           Total financial liabilities     $    129 629      $   129 816      $    119 190      $    105 293
                                                           ============      ===========      ============      ============





Note 16. Regulatory Matters

                  The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                  Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1996, that the Corporation meets all capital adequacy requirements to which it is subject.

                  As of December 31, 1996, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                  The Corporation's actual capital amounts and ratios are also presented in the table.


                                                                                                                To Be Well
                                                                                                            Capitalized Under

                                                                               For Capital
                                                                           Prompt Corrective                Prompt Corrective
                                                 Actual                    Adequacy Purposes                Action Provisions
                                          --------------------         -------------------------         -----------------------
                                          Amount         Ratio            Amount         Ratio             Amount         Ratio
                                          ------         -----         -----------     ---------         ---------      --------
                                                                       (Amount in Thousands)
As of December 31, 1996:
  Total Capital (to Risk
    Weighted Assets):
      Consolidated                    $    13 121         13.7%        >=$    7 656    >=    8.0%              N/A
      Chesapeake Bank                 $    11 925         12.5%        >=$    7 612    >=    8.0%        >=$   9 515    >=  10.0%
  Tier 1 Capital (to Risk
    Weighted Assets):
      Consolidated                    $    11 925         12.5%        >=$    3 828    >=    4.0%              N/A
      Chesapeake Bank                 $    10 729         11.3%        >=$    3 806    >=    4.0%        >=$   5 709    >=   6.0%
  Tier 1 Capital (to
    Average Assets):
      Consolidated                    $    11 925          8.5%        >=$    5 590    >=    4.0%              N/A
      Chesapeake Bank                 $    10 729          7.7%        >=$    5 556    >=    4.0%        >=$   6 945    >=   5.0%

As of December 31, 1995:
  Total Capital (to Risk
    Weighted Assets):
      Consolidated                    $    11 927         14.2%        >=$    6 699    >=    8.0%              N/A
      Chesapeake Bank                 $    11 913         14.2%        >=$    6 684    >=    8.0%        >=$   8 355    >=  10.0%
  Tier 1 Capital (to Risk
    Weighted Assets):
      Consolidated                    $    10 880         13.0%        >=$    3 349    >=    4.0%              N/A
      Chesapeake Bank                 $    10 863         12.9%        >=$    3 342    >=    4.0%        >=$   5 013    >=   6.0%
  Tier 1 Capital (to
    Average Assets):
      Consolidated                    $    10 880          8.4%        >=$    5 199    >=    4.0%              N/A
      Chesapeake Bank                 $    10 863          8.3%        >=$    5 183    >=    4.0%        >=$   6 479    >=   5.0%




Note 17. Parent Company Financial Statements

                  The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

                  Investments in subsidiaries are accounted for using the equity method of accounting. The parent company and its subsidiaries file a consolidated federal income tax return. The subsidiaries' individual tax provisions and liabilities are stated as if they filed separate returns and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

                  The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. The amount available for payment of additional dividends without prior regulatory approval in 1996 from the Bank to the parent company is $1,092,143 or 9.1% of consolidated net assets.

                           Balance Sheets (Condensed)


                                                                                           December 31,
                                                                               ----------------------------------
                                                                                     1996               1995
                                                                               ---------------    ---------------
                  Assets

              Cash                                                             $       198 629    $        59 482
              Securities                                                             1 000 839            302 050
              Investment in subsidiaries                                            10 767 716         11 055 511
              Other assets                                                              45 787             32 003
                                                                               ---------------    ---------------
               Total assets                                                    $    12 012 971    $    11 449 046
                                                                               ===============    ===============

                  Liabilities and Shareholders' Equity

              Other liabilities                                                $         4 000    $        13 624
              Note payable                                                                 --             387 500
              Shareholders' equity                                                  12 008 971         11 047 922
                                                                               ---------------    ---------------
               Total liabilities and shareholders' equity                      $    12 012 971    $    11 449 046
                                                                               ===============    ===============





                        Statements of Income (Condensed)



                                                                             Years Ended December 31,
                                                            -----------------------------------------------------
                                                                  1996               1995               1994
                                                            ---------------    ---------------    ---------------
              Income - Dividends - Bank                     $     1 800 000    $       600 000    $       320 000
               Dividends - Mortgage Co.                                  --              3 632            361 772
               Other                                                 21 858             19 947             18 340
                                                            ---------------    ---------------    ---------------

                    Total income                            $     1 821 858    $       623 579    $       700 112
                                                            ---------------    ---------------    ---------------

              Expenses - Interest expense                   $        26 026    $        44 379    $        56 420
                           Other expenses                           103 912            133 023             86 216
                                                            ---------------    ---------------    ---------------
                    Total expenses                          $       129 938    $       177 402    $       142 636
                                                            ---------------    ---------------    ---------------

              Income before income taxes and
                  equity in undistributed earnings
                  of subsidiaries                           $     1 691 920    $       446 177    $       557 476
              Allocated income tax benefit                           21 158             24 373             41 707
                                                            ---------------    ---------------    ---------------
              Income before equity in undistri-
                  buted earnings of subsidiaries            $     1 713 078    $       470 550    $       599 183
              Equity (deficit) in undistributed
                  earnings of subsidiaries                         (137 942)           794 152            435 933
                                                            ---------------    ---------------    ---------------
              Net income                                    $     1 575 136    $     1 264 702    $     1 035 116
                                                            ===============    ===============    ===============






                      Statements of Cash Flows (Condensed)



                                                                             Years Ended December 31,
                                                            -----------------------------------------------------
                                                                  1996               1995               1994
                                                            ---------------    ---------------    ---------------
         Cash Flows from Operating Activities
           Net income                                         $   1 575 136    $    1 264 702     $    1 035 116
           Adjustments to reconcile net income
             to net cash provided by operating
             activities:
              Equity in undistributed earnings
                (losses) of subsidiaries                            137 942          (794 152)          (435 933)
              Issuance of common stock for services                  37 380            33 420                 --
              Amortization of premium                                   144             2 435                 --
           Changes in other assets and liabilities:
             (Increase) decrease in other assets                    (10 847)           21 682             40 540
             Increase (decrease) in other liabilities                (9 624)            1 090             (7 870)
                                                              -------------    --------------    ---------------
                  Net cash provided by
                     operating activities                     $   1 730 131    $      529 177     $      631 853
                                                              -------------    --------------    ---------------

         Cash Flows from Investing Activities
           Purchase of investment securities                  $    (907 718)   $           --     $     (100 000)
           Proceeds from maturities of
             investment securities                                  200 625                --                 --
                                                              -------------    --------------     --------------
                  Net cash (used in)
                           investing activities               $    (707 093)   $           --     $     (100 000)
                                                              -------------    --------------     --------------

         Cash Flows from Financing Activities
           Dividends paid                                     $    (244 585)   $     (214 646)    $     (182 972)
           Proceeds from note payable                                    --                --                 --
           Curtailment of note payable                             (387 500)         (150 000)          (350 000)
           Acquisitions of common stock                            (293 631)         (167 630)           (58 842)
           Exercise of stock options                                 41 825                --             49 500
                                                              -------------    --------------     --------------
               Net cash (used in)
                financing activities                          $    (883 891)   $     (532 276)    $     (542 314)
                                                              -------------    --------------     --------------

               Net increase (decrease) in cash                $     139 147            (3 099)    $      (10 461)

           Cash at beginning of year                                 59 482            62 581             73 042
                                                              -------------    --------------     --------------

           Cash at end of year                                $     198 629    $       59 482     $       62 581
                                                              =============    ==============     ==============

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia


         We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.


         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
January 17, 1997

                                       32