Form 10KSB, Exhibit 13
period 1997-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 1998-03-23
CIK 847538

[LOGO]


                               MISSION STATEMENT

              Chesapeake Financial Shares, Inc. is an independent, community-oriented, one-bank holding company serving a market between the Potomac and James rivers.

             Each staff and board member is part of a team that is
            committed to innovation and to maintaining excellence in
                   customer service that creates growing and
                  rewarding returns to its clients, employees,
                          community, and shareholders.


[LOGO]                                                                 [LOGO]

Chesapeake Financial Shares, Inc.

                  Highlights for 1997
-------------------------------------------------------------------------------
                  Year ended December 31, 1997

                  Earnings
                  Net Income                                  $      1,750,509
                  Per Share                                               1.68

                  At Year End
                  Assets                                      $    163,915,653
                  Deposits                                         147,519,068
                  Loans - Net                                      102,099,056
                  Securities                                        43,907,871
                  Shareholders' Equity                              13,914,675
                  Book Value Per Share                                   13.76
                  Number of Shareholders                                   463





                  Contents
-------------------------------------------------------------------------------

                  Chairman's Letter to Shareholders.........................  1

                  Selected Financial Information............................  2

                  Financial Statements......................................  3

                  Note to Financial Statements..............................  9

                  Independent Auditor's Report.............................. 27

                  Management's Discussion and Analysis of
                  Financial Condition and Results of Operations............. 28

                  Chesapeake Financial Shares, Inc.
                  Directors and Subsidiaries................................ 33

[LOGO]



Dear Shareholder:

     The past year was accented by losses more than gains. The deaths of Mother Teresa and Princess Diana led the headlines. We lost Charles Kuralt, Jimmy Stewart, Jacques Cousteau, John Denver, William Brennan, Ben Hogan, Eddie Arcaro, Robert Mitchem, and Deng Xiaoping, to name a few. Iraq's Saddam Hussein again confronted the UN inspector teams; the President's and Vice President's fund-raising practices were investigated; Mike Tyson bit Evander Holyfield's ear during their heavyweight fight; the Mars Pathfinder explored the Red Planet; and after 156 years of British colonial rule, Hong Kong sovereignty reverted to China. In Virginia the most significant events occurred in November as the Republicans swept the three seats of Governor, Lieutenant Governor, and Attorney General in the Statewide election, the first time in more than 100 years.

     After adjusting for a 20% stock dividend, record earnings of $1.68 per share were recorded by Chesapeake for 1997 versus $1.52 per share for 1996, an increase of 10.53%. Dividend pay-outs of $.28 per share were up 16.7% with total record earnings of $1,750,509, an 11.11% increase. Return on beginning equity was 14.57% versus 14.26% for 1996.

     The economy in Chesapeake's market area generally remains strong with aggressive expansion in the Williamsburg/James City County area. Overall spots of concern showed in the Nation's economy as illustrated by the 1.3 million bankruptcies filed during the year, the highest ever, however, in general business was brisk, and the Nation's population was comfortable and optimistic. Chesapeake Bank's loan quality remained extremely strong as 30-day and over past due loans were 1.15% of total loans, and the loan loss reserve was maintained at 1.68% of net loans.

     Managed trust assets continued upward to new record levels as clients continued to switch to Chesapeake to take advantage of the investment management services. A new Trust Officer was added to the staff to be assigned to the Williamsburg/James City County area early in 1998. The outreach program to clients in the community begun several years ago continues to produce very positive results.

     In an effort to expand Chesapeake's presence on the Peninsula in Williamsburg and James City County, property on Lafayette Street just off of the Richmond Road in Williamsburg was purchased. The existing building is being renovated, and Chesapeake Bank has received permission to open a third office on the Peninsula. Opening date is anticipated for late spring.

     CFS also contracted to purchase approximately 30,000 square feet of space in the School Street business center complex in Kilmarnock. The space formerly occupied by the Colonial store will be renovated, and Operations, Support, Data Processing, and Loan Administration Departments will move to this location. Space will continue to be leased to Advance Auto Parts and de' Medici. The renovation and move will be completed early in the third quarter.

     During the past year Chesapeake introduced Chesapeake Investment Services offering investment reviews, annuities, mutual funds, stock and bond discount brokerage, and holding customers' investment portfolios. Each financial center (bank branch) is able to offer investment services directly or by appointment.

     Specific details on the financial achievements of Chesapeake Financial Shares for 1997 are contained in this report as required by the Securities and Exchange Commission and other regulatory bodies. I hope that you will read the report with particular interest in management's discussion and analysis of the financial condition and the results of operations.

                                 Sincerely,



                                 Douglas D. Monroe, Jr.
                                 Chairman of the Board & Chief Executive Officer

Chesapeake Financial Shares, Inc.

Selected Financial Information


                                              1997           1996           1995           1994            1993
                                              ------------------------------------------------------------------
                                                (Dollars in thousands except ratios and per share amounts)

RESULTS OF OPERATIONS
Interest income                           $   11,361    $   10,142     $    9,556      $    8,668      $   8,423
Interest expense                               5,407         4,755          4,556           3,770          3,827
                                           ---------     ---------     ----------      ----------      ---------
Net interest income                            5,954         5,387          5,000           4,898          4,596
Provision for loan losses                         75           150             84             (96)           300
                                           ---------     ---------     ----------      ----------      ---------
Net interest income after
     provision for loan losses                 5,879         5,237          4,916           4,994          4,296
Other operating income                         2,982         2,559          2,120           1,626          2,362
Other operating expenses                       6,556         5,720          5,351           5,167          5,190
                                           ---------     ---------     ----------      ----------      ---------
Income before tax                              2,305         2,076          1,685           1,453          1,468
Income tax expense                               554           501            420             418            471
                                           ---------     ---------     ----------      ----------      ---------
Net income                                $    1,751    $    1,575      $   1,265       $   1,035     $      997
                                          ==========     =========     ==========      ==========      =========
FINANCIAL CONDITION
Total assets                               $ 163,916     $ 142,876      $ 131,258       $ 124,439      $ 120,846
Total deposits                               147,519       127,630        118,687         112,295        109,309
Net loans                                    102,099        90,426         80,991          74,804         67,880
Note payable and
    subordinated debentures                        0             0            388             538            888
Shareholders' Equity                          13,915        12,009         11,048           9,793          9,210
Average assets                               148,948       133,376        127,230         122,642        120,222
Average shareholders' equity                  12,866        11,426         10,421           9,502          8,908

KEY FINANCIAL RATIOS
Return on average assets                        1.18%        1.18%          0.99%           0.84%           0.83%
Return on average equity                       13.61%       13.78%         12.14%          10.89%          11.19%
Dividends paid as a percent
     of net income                             16.21%       15.53%         16.97%          17.68%          16.55%

PER SHARE DATA
Net income, assuming dilution             $     1.68    $    1.52       $   1.22       $     .99      $     0.96
Cash dividends declared                   $     0.28    $     .24       $   0.21       $    0.18      $     0.16
Book value                                $    13.76    $   11.92       $  10.77       $    9.40      $     8.84


                                                             1997 Annual Report

Consolidated Balance Sheets
December 31, 1997 and 1996


                                                            1997                                       1996
                                                            ------------------------------------------------
Assets
Cash and due from banks                                     $     5,123,586                     $  5,896,836
Federal funds sold                                                1,900,000                               --
Securities, at approximate market value (Note 2)                 43,907,871                       37,682,482
Loans, net (Notes 3 and 12)                                     102,099,056                       90,425,824
Premises and equipment, net (Note 4)                              3,448,318                        3,284,063
Accrued interest receivable                                       1,300,062                        1,088,201
Intangible assets, net (Note 5)                                          --                           84,000
Other assets (Note 7)                                             6,136,760                        4,414,212
                                                            ---------------                     ------------
         Total assets                                       $   163,915,653                     $142,875,618
                                                            ===============                     ============
Liabilities and Shareholders' Equity
Deposits:
   Demand accounts                                          $    19,255,328                     $ 16,646,453
   Savings and interest bearing demand deposits                  40,445,981                       37,273,969
   Certificates of deposit:
     Denominations less than $100,000                            72,128,426                       57,952,834
     Denominations of $100,000 or more                           15,689,333                       15,756,309
                                                            ---------------                     ------------
         Total deposits                                     $   147,519,068                     $127,629,565

Short-term borrowings                                             1,250,000                        2,000,000
Accrued interest payable                                            334,763                          272,546
Other liabilities (Note 8)                                          897,147                          964,536
Commitments and contingent liabilities
   (Notes 11 and 15)                                                     --                               --
                                                            ---------------                     ------------
         Total liabilities                                  $   150,000,978                     $130,866,647
                                                            ---------------                     ------------
Shareholders' equity: (Note 10)
   Preferred stock, par value $1 per share;
     authorized 50,000 shares; no shares outstanding        $            --                     $         --
   Common stock, voting, par value $5 per share;
     authorized 2,000,000 shares; issued and
     outstanding 1,010,888 in 1997 and 839,687
     in 1996                                                      5,054,440                        4,198,435
   Common stock, nonvoting, par value $5 per share;
       authorized 635,000 shares; no shares outstanding                  --                               --
   Paid-in capital                                                  484,348                          468,493
   Retained earnings (Note 19)                                    8,047,310                        7,418,259
   Unrealized gain (loss) on securities available
     for sale, net                                                  328,577                          (76,216)
                                                            ---------------                     ------------
         Total shareholders' equity                         $    13,914,675                     $ 12,008,971
                                                            ---------------                     ------------
         Total liabilities and shareholders' equity         $   163,915,653                     $142,875,618
                                                            ===============                     ============


See Notes to Consolidated Financial Statements.



                                                                                                                 3

Chesapeake Financial Shares, Inc.

Consolidated Statements of Income
Years Ended December 31, 1997, 1996 and 1995



                                                   1997                   1996                 1995
                                                   ---------------------------------------------------------

Interest Income
   Interest and fees on loans                        $ 9,038,054           $ 8,103,829           $ 7,357,399
   Interest on Federal funds sold                         58,076                40,281               102,481
   Interest on time deposits with banks                       --                18,431                48,996
   Interest on investment securities
     Taxable                                                  --                    --             1,412,518
     Nontaxable                                               --                    --               193,552
   Interest on securities available for sale
     Taxable                                           1,636,219             1,428,063               260,175
     Nontaxable                                          589,059               514,213               149,158
     Dividends                                            40,060                37,118                31,964
                                                     -----------           -----------           -----------
         Total interest income                       $11,361,468           $10,141,935           $ 9,556,243
                                                     -----------           -----------           -----------
Interest Expense
   Savings and interest bearing accounts             $   990,450           $ 1,001,072           $ 1,051,747
   Certificates of deposit
     Denominations less than $100,000                  3,503,931             2,922,308             2,816,698
     Denominations of $100,000 or more                   850,604               780,509               619,895
   Short-term borrowings                                  62,454                24,764                23,706
   Long-term debt                                             --                26,026                44,379
                                                     -----------           -----------           -----------
         Total interest expense                      $ 5,407,439           $ 4,754,679           $ 4,556,425
                                                     -----------           -----------           -----------
         Net interest income                         $ 5,954,029           $ 5,387,256           $ 4,999,818

Provision for loan losses (Note 3)                        75,000               150,000                84,000
                                                     -----------           -----------           -----------
         Net interest income after provision
           for loan losses                           $ 5,879,029           $ 5,237,256           $ 4,915,818
                                                     -----------           -----------           -----------
Noninterest Income
   Trust income                                      $   923,483           $   818,888           $   728,851
   Service charges                                       527,107               499,705               506,125
   Net gain (loss) on other real estate owned                 --                12,788               (26,740)
   (Loss) on securities available for sale                (2,365)               (1,593)               (6,384)
   Other income (Note 13)                              1,533,427             1,229,708               918,337
                                                     -----------           -----------           -----------
         Total noninterest income                    $ 2,981,652           $ 2,559,496           $ 2,120,189
                                                     -----------           -----------           -----------



See Notes to Consolidated Financial Statements.

                                                             1997 Annual Report
Consolidated Statements of Income (Continued)
Years Ended December 31, 1997, 1996 and 1995


                                                         1997                  1996                 1995
                                                    ---------------------------------------------------------
Noninterest Expenses
   Salaries and benefits                              $3,079,538            $2,840,262             $2,705,334
   Occupancy expenses                                  1,365,534             1,210,534                935,022
   Other expenses (Note 13)                            2,110,722             1,669,517              1,711,252
                                                      ----------            ----------             ----------
         Total noninterest expenses                   $6,555,794            $5,720,313             $5,351,608
                                                      ----------            ----------
Income before income taxes                            $2,304,887            $2,076,439             $1,684,399

Income tax expense (Note 7)                              554,378               501,303               419,697
                                                      ----------            ----------             ----------
         Net income                                   $1,750,509            $1,575,136             $1,264,702
                                                      ==========            ==========             ==========
Earnings per share, basic (Note 14)                   $     1.74            $     1.55             $    1.22
                                                      ==========            ==========             ==========
Earnings per share, assuming dilution (Note 14)       $     1.68            $     1.52             $    1.22
                                                      ==========            ==========             ==========


See Notes to Consolidated Financial Statements.

Chesapeake Financial Shares, Inc.

Consolidated Statements of Cash Flows
Years Ended December 31, 1997, 1996 and 1995



                                                        1997                   1996                  1995
                                                   ---------------------------------------------------------

Cash Flows from Operating Activities
   Net income                                       $  1,750,509          $  1,575,136          $  1,264,702
   Adjustments to reconcile net income
     to net cash provided by (used in)
     operating activities:
       Depreciation and amortization                     575,598               472,537               335,557
       Provision for loan losses                          75,000               150,000                84,000
       Deferred income tax expense (benefit)               1,681               (66,298)                8,826
       Amortization of premiums, net                     217,385               251,642               258,648
       Net loss on sale of bank premises                  28,806                   523                   653
       Loss on securities available for sale               2,365                 1,593                 6,384
       Net (gain) loss on other real estate
         owned                                                --               (12,788)               26,740
       Issuance of common stock for services              54,175                37,380                33,420
       Changes in other assets and liabilities:
         (Increase) decrease in accrued interest
           receivable                                   (211,861)               (3,399)               39,537
         (Increase) in other assets                   (1,940,419)             (404,721)           (2,046,451)
         Increase in accrued interest payable             62,217                16,512                61,134
         Increase (decrease) in other liabilities        (67,389)              200,752              (134,028)
                                                    -------------         -------------         -------------
           Net cash provided by (used in)
              operating activities                  $    548,067          $  2,218,869          $    (60,878)
                                                    -------------         -------------         -------------
Cash Flows from Investing Activities
   Net decrease in time deposits with banks         $         --          $    450,375          $    984,555
   Purchase of investment securities                          --                    --              (264,215)
   Proceeds from sale and call of investment
     securities                                               --                    --               250,000
   Proceeds from maturities of investment
     securities                                               --                    --             1,945,000
   Purchases of securities available for sale        (18,499,317)          (18,784,158)           (6,938,447)
   Proceeds from sales and calls of securities
     available for sale                                7,217,090             9,216,346             4,487,354
   Proceeds from maturities of securities
     available for sale                                5,458,072             8,501,663             2,650,000
   Origination of loans available for sale            (4,251,450)           (3,635,002)           (4,145,550)
   Proceeds from sale of loans available
     for sale                                          4,033,450             3,635,002             4,145,550
   Proceeds from sale of other real estate                    --                35,905                    --
   Proceeds from sale of bank premises                        --                   600                    --
   Net (increase) in loans                           (11,530,232)           (9,563,173)           (6,314,258)
   Other capital expenditures                           (684,660)           (1,029,587)             (674,111)
                                                    -------------         -------------         -------------
           Net cash (used in)
          investing activities                      $(18,257,047)         $(11,172,029)         $ (3,874,122)

See Notes to Consolidated Financial Statements.


6


                                                             1997 Annual Report

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 1997, 1996 and 1995



                                                           1997                 1996                  1995
                                                    ----------------------------------------------------------

Cash Flows from Financing Activities
   Net increase (decrease) in short-term
     borrowings                                      $    (750,000)          $1,885,000            $  (605,000)
   Net increase (decrease) in demand
     accounts, interest bearing demand
     accounts and savings accounts                       5,780,887            2,402,429             (3,419,149)
   Net increase in certificates of deposits             14,108,616            6,539,824              9,811,362
   Net proceeds from issuance of
     common stock                                           15,914               41,825                     --
   Acquisition of common stock                             (36,754)            (293,631)              (167,630)
   Cash dividends                                         (282,933)            (244,585)              (214,646)
   Curtailment of note payable                                  --             (387,500)              (150,000)
                                                     -------------           -----------           -----------
         Net cash provided by
           financing activities                      $  18,835,730           $9,943,362            $ 5,254,937
                                                     -------------           -----------           -----------
         Net increase in cash
           and Federal funds sold                    $   1,126,750           $  990,202            $ 1,319,937

Cash and Federal funds sold at beginning
   of year                                               5,896,836            4,906,634              3,586,697
                                                     -------------           -----------           -----------
Cash and Federal funds sold at end of year           $   7,023,586           $5,896,836            $ 4,906,634
                                                     =============           ===========           ===========
Supplemental Disclosures of Cash Flow
   Information:
   Cash paid during the year for:
     Interest                                        $   5,345,222           $4,738,167            $ 4,495,292
                                                     =============           ===========           ===========
     Income taxes                                    $     479,719           $  531,684            $   534,398
                                                     =============           ===========           ===========
Supplemental Schedule of Noncash
   Investing and Financing Activities
     Other real estate acquired in settlement
       of loans                                      $        --             $        --           $    43,655
                                                     =============           ===========           ===========
     Sale of other real estate by issuance
       of new loans                                  $        --             $   30,000            $       --
                                                     =============           ===========           ===========
     Unrealized gain (loss) on securities
       available for sale                            $     613,324           $ (234,964)           $   513,386
                                                     =============           ===========           ===========
     Common stock issued for services                $      54,175           $   37,380            $    33,420
                                                     =============           ===========           ===========
     Common stock dividend                           $     838,525           $        --           $       --
                                                     =============           ===========           ===========



See Notes to Consolidated Financial Statements.

Chesapeake Financial Shares, Inc.

Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 1997, 1996 and 1995



                                                                                                     Unrealized
                                                                                                     Gain (Loss)
                                      Common          Common                                         on Securities
                                      Stock,          Stock,         Paid-In        Retained          Available
                                     Voting          Nonvoting       Capital        Earnings         for Sale, Net      Total
                                     --------------------------------------------------------------------------------------------

Balance, December 31, 1994          $4,306,915      $  33,750       $  674,899      $ 5,037,652     $   (259,974)     $ 9,793,242
   Net income                              --              --               --        1,264,702               --        1,264,702
   Issuance of common stock for
     services                           16,710             --           16,710               --               --           33,420
   Acquisition of common stock         (47,940)       (33,750)         (85,940)              --               --         (167,630)
   Cash dividends ($.21 per share)          --             --               --         (214,646)              --         (214,646)
   Change in unrealized gain
     (loss) on securities available
     for sale, net of deferred
     income taxes of $174,552              --              --               --               --          338,834          338,834
                                    ----------      ----------      ----------      -----------     ------------      -----------
Balance, December 31, 1995          $4,275,685      $      --       $  605,669      $ 6,087,708     $     78,860      $11,047,922
   Net income                               --             --               --        1,575,136               --        1,575,136
   Exercise of stock options            20,375             --           21,450              --                --           41,825
   Issuance of common stock
     for services                       15,575             --           21,805              --                --           37,380
   Acquisition of common stock        (113,200)            --         (180,431)             --                --         (293,631)
   Cash dividends ($.24 per share)          --             --               --         (244,585)              --         (244,585)
   Change in unrealized gain
     (loss) on securities available
     for sale, net of deferred
     income taxes of $79,888                --             --               --               --         (155,076)        (155,076)
                                    -----------     -----------     -----------     -----------     -------------     -----------
Balance, December 31, 1996          $4,198,435      $      --       $  468,493      $ 7,418,259     $    (76,216)     $12,008,971
   Net income                               --             --               --        1,750,509               --        1,750,509
   Sale of common stock                  2,500             --            4,664               --               --            7,164
   Exercise of stock options             5,000             --            3,750               --               --            8,750
   Issuance of common stock
     for services                       21,670             --           32,505               --               --           54,175
   Acquisition of common stock         (11,690)            --          (25,064)              --               --          (36,754)
   Cash dividends ($.28 per share)          --             --               --         (282,933)              --         (282,933)
   Stock dividend                      838,525             --               --         (838,525)              --               --
   Change in unrealized gain
     (loss) on securities available
     for sale, net of deferred
     income taxes of $208,531               --             --               --               --          404,793          404,793
                                    -----------     -----------     -----------     -----------     ------------     ------------
Balance, December 31, 1997          $5,054,440      $      --       $  484,348      $ 8,047,310     $    328,577      $13,914,675
                                    ===========     ===========     ===========     ===========     ============     ============


See Notes to Consolidated Financial Statements.

                                                             1997 Annual Report

Notes to Consolidated Financial Statements

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

     Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake Bank (the "Bank"). Two additional subsidiaries, Chesapeake Mortgage Company, Inc. and Chesapeake Insurance Agency, Inc. T/A Chesapeake Investment Services are wholly-owned subsidiaries of CFS and the Bank, respectively. The consolidated financial statements include the accounts of CFS and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

     The accounting and reporting policies of CFS are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Securities

     Investments in equity securities that have readily determinable fair values and for all investments in debt securities are classified in three categories based on management's intent and accounted for as follows:

     a.  Securities Held to Maturity

         Securities classified as held to maturity are those debt securities the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The Corporation held no assets classified as held to maturity at December 31, 1997 or 1996.

     b.  Securities Available for Sale

         Securities classified as available for sale are those debt and equity securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in shareholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the amortized cost of specific securities sold, are included in earnings.

      c. Trading Securities

         Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no assets classified as trading securities at December 31, 1997 or 1996.

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

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

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

     The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. The Corporation had no loans subject to FASB No. 114 at December 31, 1997 and 1996.

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

Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the assets' estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

Foreclosed Properties

     Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the reserve for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Bank has included $245,000 of foreclosed properties in other assets at December 31, 1997 and 1996. No real estate was acquired in settlement of loans during 1997 and 1996.

Intangible Assets

     The franchise asset was amortized on an accelerated basis over a ten year period, which is the estimated life of the acquired customer base.

                                                             1997 Annual Report



Notes to Consolidated Financial Statements

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

Statement of Cash Flows

     For purposes of the statement of cash flows, CFS considers cash equivalents to include cash on hand, amounts due from banks and Federal funds sold.

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

Earnings Per Share

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the statement 128 requirements.

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

NOTE 2.  SECURITIES

     Amortized cost and fair values of securities available for sale as of December 31, 1997 and 1996, are as follows:


                                                     1997
                                ----------------------------------------------------------
                                                 Gross            Gross
                                Amortized      Unrealized       Unrealized        Fair
                                  Cost           Gains           (Losses)         Value
                                ----------------------------------------------------------
U.S. Treasury securities       $ 1,702,928     $     516      $  (4,787)       $ 1,698,657
U.S. Government agencies        29,482,679       130,705        (73,037)        29,540,347
Securities of state and
   political subdivisions       11,473,361       452,106             --         11,925,467
Other                              743,400            --             --            743,400
                               -----------     ---------       --------        -----------
Total                          $43,402,368     $ 583,327      $ (77,824)       $43,907,871
                               ===========     =========      =========        ===========



                                                     1996
                               ----------------------------------------------------------
                                                 Gross            Gross
                                Amortized      Unrealized       Unrealized        Fair
                                   Cost           Gains          (Losses)         Value
                               ----------------------------------------------------------

U.S. Treasury securities       $ 3,058,460     $    3,180     $ (19,171)        $ 3,042,469
U.S. Government agencies        23,488,966         47,414      (136,337)         23,400,043
Securities of state and
  political subdivisions        10,539,035         44,924       (55,489)         10,528,470
Other                              711,500             --           --              711,500
                               -----------     ----------     ---------         -----------
      Total                    $37,797,961     $   95,518     $(210,997)        $37,682,482
                               ===========     ==========     =========         ===========




     The amortized cost and fair value of securities available for sale as of December 31, 1997, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                                 Amortized            Fair
                                                    Cost              Value
                                             ---------------------------------
Due in one year or less                      $    3,880,365     $    3,871,605
Due after one year through five years             1,916,274          1,907,418
Due after five years through ten years            4,835,419          4,872,026
Due after ten years                              32,026,910         32,513,422
Other                                               743,400            743,400
                                             --------------     --------------
Total                                        $   43,402,368     $   43,907,871
                                             ==============     ==============


     There were no sales and calls of securities being held to maturity during 1997 and 1996. Proceeds from sales and calls of securities being held to maturity during 1995 were $250,000. There were no gross gains or losses realized on the sales and calls during 1995.

     Proceeds from sales and calls of securities available for sale during 1997, 1996 and 1995 were $7,217,090, $9,216,346 and $4,487,354, respectively. Gross gains of $22,319, $37,526 and $10,967 and gross losses of $24,684, $39,119 and
$17,351 were realized on those sales and calls, respectively.

     As allowed by the Question and Answer Guide to FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities" issued in November of 1995, debt securities with an amortized cost of $28,960,443 were transferred from held-to-maturity to available-for-sale on December 1, 1995. The securities had an unrealized gain of approximately $39,700.

                                                             1997 Annual Report

Notes to Consolidated Financial Statements

     The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $7,991,890 and $8,538,977, at December 31, 1997 and 1996, respectively.


NOTE 3.  LOANS

     Major classifications of loans are summarized as follows:

                                                                            December 31,
                                                            --------------------------------------------------
                                                                    1997                                1996
                                                            --------------------------------------------------
Commercial                                                  $    40,854,618                     $   33,256,921
Real estate - mortgage                                           38,945,983                         38,333,737
Real estate - construction                                        2,900,402                          3,109,470
Consumer                                                         16,267,812                         14,554,795
Participations with other banks                                   4,461,081                          2,429,715
Other                                                               409,225                            394,030
                                                            ---------------                     --------------
                                                            $   103,839,121                     $   92,078,668
     Less, reserve for loan losses                                1,740,065                          1,652,844
                                                            ---------------                     --------------
                                                            $   102,099,056                     $   90,425,824
                                                            ===============                     ==============


     Participations with other banks are secured by commercial real estate.

     Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $581,048 and $142,944 at December 31, 1997 and 1996, respectively. If interest on these loans had been accrued, such income would have approximated $37,604 and $5,313 at December 31, 1997 and 1996, respectively.

     Changes in the reserve for loan losses are as follows:



                                             Years Ended December 31,
                                 -------------------------------------------
                                 1997                 1996              1995
                                 --------------------------------------------
Balance at beginning of year   $1,652,844        $1,463,181        $1,370,598
   Provision for loan losses       75,000           150,000            84,000
   Loans charged off              (41,956)         (157,448)          (27,530)
   Recoveries on loans
      previously charged-off       54,178           197,111            36,113
                               ----------        ----------        ----------
Balance at end of year         $1,740,066        $1,652,844        $1,463,181
                               ==========        ==========        ==========

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

NOTE 4.  PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                                       December 31,
                                            ------------------------------
                                                    1997          1996
                                            ------------------------------
Land                                        $     553,135     $    428,135
Buildings                                       2,432,575        2,232,418
Furniture, fixtures and improvements              819,849          813,391
Mechanical equipment                            2,648,085        2,401,214
Leasehold improvements                            759,033          759,033
                                            -------------     ------------
                                            $   7,212,677     $  6,634,191
   Less accumulated depreciation                3,764,359        3,350,128
                                            -------------     ------------
                                            $   3,448,318     $  3,284,063
                                            =============     ============

     For the years ended December 31, 1997, 1996 and 1995, depreciation expense was $491,598, $388,537 and $251,557, respectively.


NOTE 5.  INTANGIBLE ASSETS

Intangible assets consist of the following:
                                                              December 31,
                                                    ---------------------------
                                                       1997             1996
                                                    ---------------------------
Franchise asset associated with customer
   deposits assumed, net of accumulated
   amortization of  $1,200,000  and  $1,116,000,
   respectively                                      $    --         $   84,000
                                                     ----------      ----------

     For the years ended December 31, 1997, 1996 and 1995 amortization expense was $84,000, respectively.


NOTE 6. NOTE PAYABLE

     CFS has available a $2,000,000 line of credit with the Community Bankers' Bank. The line of credit bears interest at The Wall Street Journal prime rate and is secured by all issued and outstanding shares of capital stock of Chesapeake Bank. The loan agreement also contains certain covenants including restrictions on changes in control of CFS and the Bank, redemption of stock, payment of dividends, and capital expenditures. CFS was in compliance with all of the covenants at December 31, 1997. There was no amount drawn on this line of credit at December 31, 1997.

The Bank has unsecured lines of credit with correspondent banks totalling $6,500,000 available for overnight borrowing. The Bank also has a line of credit secured by mortgage loans totalling $13,000,000 available for long or short-term borrowing. There were no amounts drawn on these lines of credit at December 31, 1997.

                                                            1997 Annual Report

Notes to Consolidated Financial Statements

NOTE 7. INCOME TAXES

     Net deferred tax assets consist of the following components as of December 31, 1997 and 1996:


                                                              1997                           1996
                                                              -----------------------------------

Deferred tax assets:
   Reserve for loan losses                                     $    389,778            $   356,629
   Deferred compensation                                            110,071                101,642
   Accrued pension expense                                           82,452                105,056
   Intangible asset                                                  80,489                 84,568
   Securities available for sale                                         --                 39,262
   Other                                                             20,373                 19,146
                                                               ------------            -----------
                                                               $    683,163            $   706,303
                                                               ------------            -----------
Deferred tax liabilities:
   Securities available for sale                               $    160,134            $        --
   Accumulated discount accretion                                     2,948                  1,009
   Premises and equipment                                           181,201                165,338
                                                               ------------            -----------
                                                               $    344,283            $   166,347
                                                               ------------            -----------
                                                               $    338,880            $   539,956
                                                               ============            ===========



     The provision for income taxes charged to operations for the years ended December 31, 1997, 1996 and 1995, consists of the following:


                                                     1997                 1996                  1995
                                                     -------------------------------------------------
Current tax expense                                  $ 552,697          $ 567,601          $   410,871
Deferred tax expense (benefit)                           1,681            (66,298)               8,826
                                                     ---------          ---------          -----------
                                                     $ 554,378          $ 501,303          $   419,697
                                                     =========          =========          ===========


     The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 1997, 1996 and 1995, due to the following:



                                                     1997                 1996                   1995
                                                     -------------------------------------------------
Computed "expected" tax expense                     $ 783,662         $ 705,989             $ 572,696
Increase (decrease) in income taxes
   resulting from:
     Tax exempt interest income                      (204,598)         (203,087)             (137,588)
     Other                                            (24,686)           (1,599)              (15,411)
                                                    ---------         ---------             ---------
                                                    $ 554,378         $ 501,303             $ 419,697
                                                    =========         =========             =========


Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

NOTE 8.  EMPLOYEE BENEFIT PLANS

Pension Plan

     The Corporation has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. The Corporation funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

     The following table sets forth the plan's funded status and amounts recognized as of December 31, 1997 and 1996, computed as of October 1, 1997 and 1996, respectively:


                                                                   Years Ended December 31,
                                                             ----------------------------------
                                                             1997                          1996
                                                             -----------------------------------

Accumulated benefit obligation, including vested
   benefits of $1,032,458 and $842,198 in 1997
   and 1996, respectively                                  $ 1,065,889             $     871,146
                                                           ===========             =============
Projected benefit obligation for service
   rendered to date                                        $(1,577,250)            $  (1,311,102)
Plan assets at fair value                                    1,770,008                 1,255,666
                                                           -----------             -------------

Funded status                                              $   192,758             $     (55,436)
Unrecognized net obligation                                     48,834                    52,904
Unrecognized prior service cost                                 36,737                    39,361
Unrecognized net gain                                         (520,835)                 (441,719)
                                                           -----------             -------------
Accrued pension liability at October 1                     $  (242,506)            $    (404,890)
Contribution made in fourth quarter                                 --                    95,902
                                                           -----------             -------------
Accrued pension liability at December 31                   $  (242,506)            $    (308,988)
                                                           ===========             ==============



     Net pension costs for 1997, 1996 and 1995 include the following:


                                                                   Years Ended December 31,
                                                     ------------------------------------------------
                                                     1997                 1996                   1995
                                                     ------------------------------------------------

Service cost-benefits earned during
    the period                                        $121,141          $102,467              $90,630
Interest costs on projected benefit
    obligation                                         117,913            88,547               78,506
Actual return on plan assets                          (158,844)          (91,671)             (78,656)
Net amortization                                        (8,935)           (5,990)              (2,423)
                                                     ----------         --------              -------
Net periodic pension cost                            $  71,275          $ 93,353              $88,057
                                                     ==========         =========             =======



     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.5% and 5.0%, respectively, for the year ended December 31, 1997. The discount rate and rate of increase in future compensation levels were 7.5% and 6.0%, respectively, for the years ended December 31, 1996 and 1995. The expected long-term rate of return on plan assets was 9.0% for all years presented.

                                                            1997 Annual Report

Notes to Consolidated Financial Statements

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

Employee Stock Ownership Plan

     Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. Compensation expense related to the plan was $20,000, $19,992 and $10,000 in 1997, 1996 and 1995, respectively. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock.

401-K Plan

     CFS has adopted a contributory 401-k plan which covers substantially all employees. Total expense related to the plan was $25,590, $20,381 and $20,687 for 1997, 1996 and 1995.


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

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements


     A summary of the status of the expired plan at December 31, 1997, 1996 and 1995 and the changes during the years ended on those dates is as follows:


                                   1997                          1996                            1995
                          ------------------------      -------------------------       --------------------------
                                         Weighted                        Weighted                       Weighted
                                         Average                         Average                        Average
                                         Exercise                        Exercise                       Exercise
                          Shares         Price          Shares           Price         Shares           Price
                          ------------------------------------------------------------------------------------------
Outstanding at
   beginning of year       75,750        $  8.42         80,640         $  8.43           59,640       $  8.33
Options granted                --             --             --              --           21,000          8.69
Options exercised          (1,200)          7.29        (4,890)            8.55               --            --
Options forfeited              --             --             --              --               --            --
                           ------        -------         ------          ------          -------       -------
Outstanding at
   end of year             74,550           9.19         75,750            8.42           80,640          8.43
                           ======        =======         ======          ======          =======       =======

Options exercisable,
   end of year             53,550                        34,350                           39,240
Options available for
  grant, end of year          --                             --                               --


     In 1996, CFS adopted an incentive stock plan under which options may be granted to certain key employees for purchase of CFS's common stock. The effective date of the plan was April 5, 1996 with an expiration date of March 31, 2006. The plan reserves for issuance 54,000 shares of CFS's voting common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant.

     A summary of the status of the 1996 plan at December 31, 1997 and 1996 and the changes during the years ended on those dates are as follows:



                                              1997                                              1996
                                   -------------------------------               -----------------------------

                                                           Weighted                                   Weighted
                                                             Average                                   Average
                                                            Exercise                                  Exercise
                                        Shares               Price                Shares              Price
                                   ----------------------------------------------------------------------------
Outstanding at beginning
   of year                               12,600           $     11.25                  --              $    --
Options granted                          10,200                 12.20               12,600                11.25
Options exercised                            --                    --                   --                   --
Options forfeited                            --                    --                   --                   --
                                         ------            ----------               ------             --------
Outstanding at end of year               22,800                 11.67               12,600                11.25
                                         ======           ===========               ======             ========

Options exercisable, end of year            --                                          --
Options available for grant,
   end of year                           31,200                                     41,400


                                                            1997 Annual Report

Notes to Consolidated Financial Statements


     The status of the options outstanding at December 31, 1997 is as follows:

                                          Options Outstanding                            Options Exercisable
                            --------------------------------------------------        ------------------------
                                                                       Weighted                        Weighted
        Range of                                      Remaining        Average                         Average
        Exercise                 Number              Contractual       Exercise        Number          Exercise
        Price                  Outstanding              Life             Price       Exercisable        Price
--------------------------------------------------------------------------------------------------------------
     $8.33 to $9.17               19,950                1.3            $ 8.78            19,950         $ 8.78
     $8.33 to $9.17               12,600                2.3              8.81            12,600           8.81
              $8.22                1,800                3.3              8.22             1,800           8.22
   $10.83 to $11.92               12,600                5.3             11.25                --             --
    $7.29 to $11.92               29,400                6.3              9.17            19,200           7.57
     $8.33 to $9.17               21,000                7.3              8.69                --            --


     CFS applies APB Opinion 25 in accounting for its stock option plans, accordingly no compensation expense has been recognized for 1997, 1996 and 1995. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, there would not have been a significant impact on net income or earnings per share.


NOTE 10.  SHAREHOLDERS' EQUITY

     During 1997, 1996 and 1995, CFS issued 4,334 shares, 3,115 shares and 3,342 shares, respectively, of common stock to its Directors for partial compensation.

     The voting and nonvoting common stock have equal dividend and participation rights.


NOTE 11.  COMMITMENTS

     CFS leases certain facilities and equipment under operating leases which expire at various dates through 2000. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

     Minimum rental payments under these operating lease agreements as of December 31, 1997 are as follows:

 Year Ending
December 31,
------------------------------------
   1998                 $    101,064
   1999                      101,064
   2000                       63,264
   2001                       15,864
   2002                        7,088

     Rent expense under operating leases aggregated $129,130, $129,707 and $85,879 for the years ended December 31, 1997, 1996 and 1995, respectively.

     CFS has entered into a contract totalling $502,500 for renovations to an existing branch facility acquired in 1997. The renovations will be completed and the branch will open in 1998.

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

     As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 1997 and 1996, the aggregate amounts of daily average required balances were approximately $196,000 for both periods.


NOTE 12.  RELATED PARTY TRANSACTIONS

     Officers, Directors and their affiliates had borrowings of $5,679,221 and $5,071,174 at December 31, 1997 and 1996, respectively, with the Bank.

     Changes in borrowings during 1997 were as follows:

     Balance, December 31, 1996                     $  5,071,174
       Additions                                       1,686,849
       Payments                                       (1,078,802)
                                                    -------------
     Balance, December 31, 1997                     $  5,679,221
                                                   =============

     These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

NOTE 13.  OTHER INCOME AND EXPENSES

     The principal components of "Other Income" in the consolidated statements of income are:



                                                     1997                  1996                 1995
                                                     ---------------------------------------------------
Cash Management fees and discount                 $   598,003          $    381,985            $  258,870
FHLMC servicing fee income                            121,534               130,871               131,328
Merchant discount                                     369,441               204,438               150,843
ATM fee income                                        199,329               149,241                77,281
Other (includes no items in
   excess of 1% of total revenue)                     245,120               363,173               300,015
                                                  -----------          ------------            -----------
                                                  $ 1,533,427          $  1,229,708            $  918,337
                                                  ===========          ============            ===========


     The principal components of "Other Expenses" in the consolidated statements of income are:


                                                     1997                  1996                  1995
                                                 -------------------------------------------------------
Advertising                                      $    211,136          $    135,468          $    127,757
Deposit insurance                                      15,253                 2,000               131,568
Merchant card                                         368,320               211,815               144,786
Professional                                           87,380                83,925               126,575
Other (includes no items in
   excess of 1% of total revenue)                   1,428,633             1,236,309             1,180,566
                                                 ------------          ------------          ------------
                                                 $  2,110,722          $  1,669,517          $  1,711,252
                                                 ============          ============          ============


                                                            1997 Annual Report

Notes to Consolidated Financial Statements

NOTE 14.  EARNINGS PER SHARE

     The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The potential common stock will not have a significant impact on net income. The number of shares used in the calculations for 1996 and 1995 reflect a 20% stock dividend paid on October 15, 1997.





                                                           1997                   1996                  1995
                                                        -----------------------------------------------------
Weighted average number
   of common shares, basic                               1,006,925             1,015,370             1,031,434
Effect of dilutive stock options                            35,966                20,751                 1,114
                                                        ----------             ---------             ---------
Weighted number of common shares
   and dilutive potential common stock
   used in diluted EPS                                   1,042,891             1,036,121             1,032,548
                                                         =========             =========             =========


NOTE 15. SUBSEQUENT EVENT

     On January 2, 1998, CFS acquired real estate to be used for an operations center. The total purchase price was $900,000 and is to be paid under a promissory note payable bearing interest at 5.5%. The note is payable in monthly principal and interest payments of $6,191 through January 2018.


NOTE 16. TIME DEPOSITS

     Remaining maturities on certificates of deposit are as follows:

                  1998                                      $    65,744,789
                  1999 and later years                           22,072,970
                                                            ---------------
                                                            $    87,817,759
                                                            ===============


NOTE 17. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1997, the Corporation's total commitments to extend credit and standby letters of credit were $14,923,489 and $1,079,950, respectively. At December 31, 1996, the Corporation's total commitments to extend credit and standby letters of credit were $15,140,458 and $3,000, respectively.

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

     The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

     The Corporation grants commercial, real estate and consumer loans to customers primarily in the Northern Neck, Middle Peninsula, and James City County areas of Virginia. Although the Corporation has a diversified loan portfolio, the ability of debtors to honor their contracts is highly dependent upon the real estate development market in this area.


NOTE 18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Off-Balance Sheet Financial Instruments

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

     At December 31, 1997 and 1996, the carrying amounts and fair values of loan commitments and standby letters of credit were deemed immaterial.

                                                            1997 Annual Report

Notes to Consolidated Financial Statements

     The estimated fair values of CFS's financial instruments are as follows:


                                                1997                         1996
                                      ------------------------     -----------------------
                                      Carrying           Fair      Carrying          Fair
                                       Amount            Value     Amount            Value
                                      -----------------------------------------------------
                                            (In Thousands)              (In Thousands)
Financial assets:
   Cash and short-term
     investments                     $  7,024       $    7,024    $ 5,897        $   5,897
   Securities                          43,908           43,908     37,682           37,682
   Loans                              103,839          102,044     92,079           91,905
   Less:  reserve for loan losses      (1,740)              --     (1,653)            --
                                     --------       ----------    -------        ---------
       Total financial assets        $153,031       $  152,976    $134,005       $ 135,484
                                     ========       ==========    ========       =========
Financial liabilities:
   Deposits                          $147,519       $  148,174    $127,629       $ 127,816
   Short-term borrowings                1,250            1,250       2,000           2,000
                                     --------       ----------    --------       ---------
       Total financial liabilities   $148,769       $  149,424    $129,629       $ 129,816
                                     ========       ==========    ========       =========


NOTE 19.  REGULATORY MATTERS

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

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1997, that the Corporation meets all capital adequacy requirements to which it is subject.

     As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

     The Corporation's actual capital amounts and ratios are also presented in the table.


                                                                                          To Be Well
                                                                                       Capitalized Under
                                                            For Capital                Prompt Corrective
                                    Actual               Adequacy Purposes            Action Provisions
                               ------------------     -----------------------        ----------------------
                               Amount       Ratio     Amount          Ratio          Amount           Ratio
                               --------------------------------------------------------------------------------
                                                              (Amount in Thousands)

As of December 31, 1997:
   Total Capital (to Risk
     Weighted Assets):
       Consolidated          $  14,999     13.5%       > $8,903     >  8.0%                    N/A
       Chesapeake Bank       $  13,057     11.8%       > $8,879     >  8.0%         > $11,098        >  10.0%
   Tier 1 Capital (to Risk
        Weighted Assets):
         Consolidated        $  13,602     12.2%       > $4,452     >  4.0%                    N/A
         Chesapeake Bank     $  11,665     10.5%       > $4,440     >  4.0%         > $6,659         >  6.0%
   Tier 1 Capital (to
       Average Assets):
       Consolidated          $  13,602      8.5%       > $6,392     >  4.0%                     N/A
         Chesapeake Bank     $  11,665      7.4%       > $6,317     >  4.0%         > $7,896         >  5.0%
As of December 31, 1996:
   Total Capital (to Risk
     Weighted Assets):
            Consolidated     $  13,121     13.7%       > $7,656     >  8.0%                     N/A
       Chesapeake Bank       $  11,925     12.5%       > $7,612     >  8.0%         > $9,515         >  10.0%
   Tier 1 Capital (to Risk
     Weighted Assets):
       Consolidated          $  11,925     12.5%       > $3,828     >  4.0%                     N/A
       Chesapeake Bank       $  10,729     11.3%       > $3,806     >  4.0%         > $5,709         >  6.0%
   Tier 1 Capital (to
     Average Assets):
       Consolidated          $  11,925      8.5%       > $5,590     >  4.0%                      N/A
       Chesapeake Bank       $  10,729      7.7%       > $5,556     >  4.0%         > $6,945         >  5.0%




NOTE 20. PARENT COMPANY FINANCIAL STATEMENTS

     The following parent company accounting policies should be read in conjunction with the related condensed balance sheets, statements of income, and statements of cash flows.

     Investments in subsidiaries are accounted for using the equity method of accounting. The parent company and its subsidiaries file a consolidated U.S. Federal income tax return. The subsidiaries' individual tax provisions and liabilities are stated as if they filed separate returns and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.

     The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. The amount available for payment of additional dividends without prior regulatory approval in 1996 from the Bank to the parent company is $1,508,084 or 10.8% of consolidated net assets.

                                                             1997 Annual Report

Notes to Consolidated Financial Statements

BALANCE SHEETS (CONDENSED)


                                                                            December 31,
                                                             ----------------------------------------
                                                                   1997                     1996
                                                             ----------------------------------------
Assets
Cash                                                          $     366,397            $      198,629
Securities                                                        1,534,706                 1,000,839
Investment in subsidiaries                                       11,987,491                10,767,716
Other assets                                                         36,081                    45,787
                                                              -------------           ---------------
       Total assets                                           $  13,924,675            $   12,012,971
                                                              =============           ===============
Liabilities and Shareholders' Equity
Other liabilities                                             $      10,000            $        4,000
Shareholders' equity                                             13,914,675                12,008,971
                                                              -------------            --------------
       Total liabilities and shareholders' equity             $  13,924,675            $   12,012,971
                                                              =============            ==============



STATEMENTS OF INCOME (CONDENSED)


                                                                       Years Ended December 31,
                                                     ---------------------------------------------------------
                                                           1997                 1996                  1995
                                                     ---------------------------------------------------------

Income - Dividends - Bank                              $   930,000           $1,800,000            $   600,000
               Dividends - Mortgage Co.                         --                  --                   3,632
               Other                                        87,830               21,858                 19,947
                                                       -----------           ----------            -----------
       Total income                                    $ 1,017,830           $1,821,858            $   623,579

Expenses - Interest expense                            $        --           $  26,026             $    44,379
                 Other expenses                            144,747             103,912                 133,023
                                                       -----------           -----------           -----------
       Total expenses                                  $   144,747           $ 129,938             $   177,402
                                                       -----------           -----------           -----------
Income before income taxes and
   equity in undistributed earnings
   of subsidiaries                                     $   873,083           $1,691,920            $   446,177
Allocated income tax benefit                                25,552               21,158                 24,373
Income before equity in undistri-                      -----------           -----------           -----------
   buted earnings of subsidiaries                      $   898,635           $1,713,078            $   470,550
Equity (deficit) in undistributed
   earnings of subsidiaries                                851,874             (137,942)               794,152
                                                       -----------           -----------           -----------
Net income                                             $ 1,750,509           $1,575,136            $ 1,264,702
                                                       ===========           ===========           ===========


Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

STATEMENTS OF CASH FLOWS (CONDENSED)


                                                                 Years Ended December 31,
                                                      ------------------------------------------------------
                                                         1997                  1996                   1995
                                                      ------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                        $1,750,509          $1,575,136           $1,264,702
   Adjustments to reconcile net income
     to net cash provided by operating
     activities:
       Equity (deficit) in undistributed
         earnings of subsidiaries                      (851,874)            137,942             (794,152)
       Issuance of common stock for services             54,175              37,380               33,420
       Amortization of premium                           (2,960)                144                2,435
   Changes in other assets and liabilities:
     (Increase) decrease in other assets                (10,025)            (10,847)              21,682
     Increase (decrease) in other liabilities             6,000              (9,624)               1,090
                                                     ----------          ----------           -----------
           Net cash provided by
               operating activities                  $  945,825          $1,730,131           $  529,177
                                                     ----------          ----------           ----------
Cash Flows from Investing Activities
   Purchase of investment securities                 $ (574,284)         $ (907,718)          $       --
   Proceeds from maturities of
     investment securities                              100,000             200,625                   --
                                                     ----------          ----------           ----------
           Net cash (used in)
                investing activities                 $ (474,284)         $ (707,093)          $       --
                                                     ----------          -----------          ----------
Cash Flows from Financing Activities
   Dividends paid                                    $ (282,933)         $ (244,585)          $ (214,646)
   Curtailment of note payable                               --            (387,500)            (150,000)
   Acquisitions of common stock                         (36,754)           (293,631)            (167,630)
   Net proceeds from issuance of common stock            15,914              41,825                    --
                                                     ----------          ----------           ----------
       Net cash (used in)
                financing activities                 $ (303,773)         $ (883,891)          $ (532,276)
                                                     ----------          ----------           ----------
          Net increase (decrease) in cash            $  167,768          $  139,147           $   (3,099)

Cash at beginning of year                               198,629              59,482               62,581
                                                     ----------          ----------           ----------
Cash at end of year                                  $  366,397          $  198,629          $   59,482
                                                     ==========          ==========          ============


                                                            1997 Annual Report

          [LOGO]


 Yount, Hyde & Barbour, P.C.
Certified Public Accountants
       and Consultants

Independent Auditor's Report




To the Boards of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

     We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.


Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 8, 1998

Chesapeake Financial Shares, Inc.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

     The following discussion is intended to assist the reader in understanding and evaluating Chesapeake's consolidated financial condition and results of operations. This discussion should be read in conjunction with the company's audited consolidated financial statements, the accompanying notes, the Letter to Shareholders, and other information contained elsewhere in this annual report. There was a stock split effective in the form of a 20% stock dividend, paid on October 15, 1997. All per share information has been adjusted accordingly. This analysis attempts to identify trends and material changes which occurred during the periods presented.

FINANCIAL CONDITION

     On December 31, 1997, the Company had total assets of $163.9 million, representing a 14.7% increase over the December 31, 1996 balance of $142.9 million, following an increase of 12.7% from December 31, 1995. Loan growth has been strong during the last four years due to the demand in the Northern Neck, the Middle Peninsula, and the Company's expansion into the James City County/Williamsburg area. The Company will open the third office in Williamsburg in the late spring of 1998.

Summary of Results of Operations

     Record earnings for 1997 of $1,750,509 or $1.68 (fully diluted) compared to $1,575,136 or $1.52 per share in 1996 completes the third continuous year of double digit earnings growth. The 11.1% increase in net income resulted from a 12.3% increase or $641,773 in net interest income after provision for loan losses. Noninterest income increased to $2,981,652 in 1997, up 16.5% over the 1996 level of $2,559,496. All noninterest income items were up for 1997, except other income and FHLMC servicing fee income. Cash Management fee (see note 13) income was up 56.6% or $216,018, Merchant Card income was up 80.7% or $165,003, Trust income was up 12.8% or $104,595, and ATM income was up 33.6% or $50,088. Other income was down 32.5% or $118,053 due to a one time recovery in 1996. FHLMC servicing income is down 7.13% or $9,337 from 1996. Total noninterest expenses for 1997 were $6,555,794, up 14.6% over 1996 totals of $5,720,313.

     Earnings for 1996 of $1,575,136 or $1.52 compared to $1,264,702 or $1.22 per share in 1995 highlighted an outstanding year of accomplishment and change for Chesapeake Financial Shares, Inc. The 24.6% increase in net income resulted from a 20.7% increase in noninterest income, an increase of 6.5% in net interest income after provision for loan losses, and holding noninterest expense to a 6.9% increase. Noninterest income increased to $2,559,496 in 1996, up 20.7% over the 1995 level of $2,120,189. Most noninterest income items were up for 1996, with Trust income up 12.4%, Cash Management (see note 13) income up 47.6%, and ATM income up 93.1%. Net interest income increased to $5,387,256 in 1996, up 7.7% over the 1995 level of $4,999,818. Total noninterest expenses for 1996 were $5,720,313, up only 6.9% over 1995 totals of $5,351,608.

     Chesapeake Financial Shares' recorded earnings for 1995 of $1,264,702 or $1.22 per share compared to $1,035,116 or $0.99 per share in 1994. The 22.2% increase in net income resulted from increases in noninterest income, controlling expenses, and maintaining net interest income. Total noninterest income increased to $2,120,189 in 1995, up 30.4% over the 1994 level of $1,625,999. All noninterest income items were up for 1995, with trust income up 3.7%, service charge income up 25.5%, and other income up 84.4%. Total noninterest expenses for 1995 were $5,351,608, up only 3.6% over 1994 totals of $5,167,469. Net interest income increased to $4,999,818 in 1995, up 2.1% over the 1994 level of $4,897,451.

Assets:  Loan Portfolio

     The net loan portfolio (net of unearned discounts and reserve for loan loss) totaled $102.1, $90.4, and $80.9 million for 1997, 1996, and 1995, respectively, representing an increase of 12.9% for 1997 from 1996, 11.6% for 1996 from 1995, and 8.3% for 1995 from 1994. All loan categories except real estate -- construction were up during 1996. Commercial loans increased 22.9% or $7.6 million for 1997 over 1996 levels of $33.3 million. Participations with other banks increased $2.0 million or 83.6% and consumer loans increased 11.8% or $1.7 million during 1997. Real estate -- mortgage loans increased 1.6% or $612,246 while real estate -- construction was down 6.7% or $209,068.

                                                            1997 Annual Report


     On December 31, 1997, the loan portfolio consisted of 40.3% of single family residential and residential construction loans and 39.3% of commercial loans. The commercial loans consist principally of business loans such as retail, hospitality, service and professional, marine industry, and commercial real estate loans where real estate is the primary collateral, plus a very small portion of agriculture loans. Management attempts to reduce the Bank's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. The Bank has historically engaged in limited mortgage lending secured by multi family and agricultural properties. At year end, residential real estate construction accounted for 2.8% of total loans outstanding. The Bank's consumer installment portfolio remains its third largest major loan category.

     Consistent with its focus on providing community based financial services, Chesapeake Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

     Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $791,344 at December 31, 1997, representing no substantial change from $395,944 from December 31, 1996. Past due loans were 1.13% of total loans at December 31, 1997.

Asset Quality-Provision/Reserve for Loan Losses

     The provision for loan losses is a charge against earnings necessary to maintain the reserve for loan losses at a level consistent with management's evaluation of the credit quality and the level of risk in the loan portfolio.

     The 1997 provision of $75,000 brought the reserve for loan losses to $1,740,065 or 1.68% of gross loans. There was a provision of $150,000 in 1996 compared to the 1995 provision of $84,000. Management and the Board of Directors believe the total reserve at year end was adequate relative to current levels of risk in the portfolio. Continued loan growth may warrant additional provisions in the future. The reserve for loan losses as a percent of gross loans less unearned discounts was 1.7% on December 31, 1997, 1.8% on December 31, 1996 and 1.8% on December 31, 1995.

     Loan charge offs totaled $41,956 in 1997, $157,448 in 1996, and $27,530 in
1995. Recoveries for the same periods were $54,178, $197,111, and $36,113, respectively. Management does not expect to have similar recovery experience in 1998.

     The Bank maintains a reserve for loan loss which management believes represents a conservative estimate of potential losses in the Bank's loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the reserve for loan losses, management uses a methodology which specifically identifies and reserves for higher risk loans. A general reserve is established for non-specifically reserved loans. Loans in a nonaccrual status and over ninety days past due are considered in this evaluation as well as other loans which may be potential problem loans. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and cash flow of customers.

     Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in late 1997 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to the Company's current levels of performance.

Investment Securities

     At year end, total securities and time deposits with other banks were $43.9 million, up 16.5% from the $37.7 million on December 31, 1996, which compared to $37.1 million on December 31, 1995. Investment portfolio liquidity and deposit growth provided funding for the increases in the loan portfolio.

     All of the Company's securities are classified as securities available for sale. Securities may be classified as investment securities when management has the intent and the Company has the ability at the time of purchase to hold

Chesapeake Financial Shares, Inc.

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

     At December 31, 1997, securities available for sale totaled $43.9 million and at December 31, 1996 the total was $37.7 million. Fair market value of the portfolio at December 31, 1997 exceeded book value by $328,577 net of the tax effect. At December 31, 1996 the book value of the portfolio exceeded fair market value by $76,216 net of the tax effect. Debt securities with an amortized cost of $29.0 million were transferred from held-to-maturity to available-for-sale on December 1, 1995 (see Note 2). The reclassification of securities for 1995 had no effect on the Company's financial condition or results of operations as the aggregate market value of the portfolio exceeded its book value by $78,860, also net of the tax effect. The original reclassification in 1994 warranted a capital reserve at December 31, 1994 for unrealized losses on securities available for sale of $259,974. This is within risk limits monitored by the Board and the asset/liability management committee.

     The securities portfolio increased 16.5% or $6.2 million in 1997 and increased less than 1% in 1996 over 1995. U. S. Government Agencies increased
26.2 or $6.1 million during 1997. Investments in state and political subdivisions increased 13.3% or $1.4 million during 1997. Investments in U.S. Treasury issues decreased $1.3 million or 44.2% from 1996, which had a decrease of $1.5 million, or 33.6% from 1995. Management has increased the investment in securities of state and political subdivisions including some local municipalities to utilize the tax free income. Management has also changed the investment strategy to increase the mortgage-backed securities portfolio. This strategy has increased current income and has improved the total return of the overall portfolio without assuming amounts of risk greater than limits established and monitored by the Board of Directors.

Liabilities:  Deposits

     Deposits totaled $147.5, $127.6, and $118.7 million for 1997, 1996, and 1995, respectively, representing an increase of 15.6% for 1997 from 1996, and an increase of 7.5% for 1996 from 1995. The composition of deposits continued to change this year with changing interest rates. There was a 19.1% increase in certificates of deposit. Noninterest bearing deposits increased to $19.3 million or 15.7% from $16.6 million on December 31, 1996. Savings balances increased during the year by 8.5% or $3.2 million to $40.4 million.

Shareholders' Equity

     Future growth and expansion of the Company is dictated by the ability to generate capital which is generated principally by the earnings of the Bank. As of December 31, 1997, the Company's primary capital to asset ratio was 9.3%. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established a capital based supervisory system for all insured depository institutions including state chartered, Federal Reserve member banks. Under this new requirement, the Bank continues to be certified as a "well capitalized" institution, which is the highest level of this ranking.

     Federal regulators adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For Chesapeake, Tier 1 capital is composed of common equity and retained earnings less certain intangible items. Tier 1 capital to risk weighted assets and Tier 1 capital to average assets (called leveraged capital) must be 4%.

     On December 31, 1997, the Company had ratios of Tier 1 risk based capital to risk weighted assets of 12.2%, total risk based capital to risk weighted assets of 13.5%, and Tier 1 leverage capital of 8.5%. At December 31, 1996, these ratios were 12.5%, 13.7% and 8.5%, respectively.

     The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.

Dividend and Market Information

     The Company raised its dividend to $.28 per share in 1997, an increase of $.04 over 1996. This increase followed another $.03 per share dividend increase from $.21 in 1995 to $.24 in 1996.

                                                            1997 Annual Report


     Trades in the Company's common stock have occurred infrequently on a local basis and generally involve a relatively small number of shares. Based on information made available to them, management believes that the selling price for the Company's common stock ranged during 1995 from $8.13 to $9.17; during 1996, from $10.63 to $12.71; and during 1997, from $12.71 to $20.00. Such transactions may not be representative of all transactions during the indicated periods or of the fair value of the stock at the time of such transactions due to the infrequency of trades and the limited market for the stock. At December 31, 1997, there were 1,010,888 shares of Company stock outstanding held by approximately 463 holders of record.

Liquidity, Interest Rate Sensitivity, and Inflation

     The objectives of the Company's liquidity management policy include providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations of the Company, to allow funding of longer-term investment opportunities and regulatory requirements. Sufficient assets are maintained on a short-term basis to meet the liquidity demands anticipated by management.

     The most immediate and efficient source of liquidity is the Bank's pool of short-term investments. The Bank's primary sources of liquidity continue to be Federal funds sold, time deposits with banks, and securities maturing or repricing within one year. On December 31, 1997, approximately 26.4% of the total invested portfolio dollars mature within one year as compared to 9.0% on December 31, 1996. The Bank's loan portfolio is also liquid with 57.6% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 58.3% on December 31, 1996. Management considers the Company's liquidity to be adequate. Other sources of liquidity include repayment of loans, the sale of loans, and proceeds from the sale of repossessed assets and Other Real Estate Owned. The sale of loans through the secondary market operation enhances this liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for resale are stated at the lower of cost or market (or contract value), however, due to the quick turnover of these assets, seldom do the loans represent more than 1% of total assets.

     Bank management maintains overnight borrowing relationships with correspondent banks for up to $6,500,000, unsecured. The Bank has other borrowing relationships for up to $13,000,000, secured. The Company also has an unused revolving line of credit for $2,000,000.

     As of December 31, 1997, the Bank had $249,300 in repossessed assets and Other Real Estate Owned. These assets are being aggressively marketed for sale and represent a near term secondary source of liquidity. The Bank expects to realize full book value for these assets.

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

     A large number of variables interact to affect net interest income. Included are variables such as changes in the mix and volume of earning assets and interest bearing liabilities, market interest rates, and the statutory Federal tax rate. It is management's ongoing policy to maximize net interest income through the development of balance sheet and pricing strategies while maintaining appropriate risk levels as set by the Board of Directors.

     Net interest income totaled $5.9, $5.4, and $5.0 million for 1997, 1996, and 1995, respectively, representing an increase of 10.5% for 1997 over 1996, 7.7% for 1996 over 1995, and 2.1% for 1995 over 1994. Loan demand was strong

Chesapeake Financial Shares, Inc.

again this year with total net loans up 12.9% or $11.7 million for 1997 over 1996. Total interest expense was $5.4, $4.8, and $4.6 million for 1997, 1996 and 1995, respectively. On a tax equivalent annualized basis, the net interest margin was 4.6%, 4.6% and 4.4% for 1997, 1996 and 1995, respectively.

Noninterest Income

     For the year ended December 31, 1997, noninterest income was $3.0 million, a 16.6% increase over the 1996 amount of $2.6 million, which was a 20.7% increase over the 1995 amount of $2.1 million. The increase in 1997 was due to a 56.6% or $216,018 increase in our Cash Management service, and an increase of $165,003 or 80.7% in Merchant Card income. Trust income was also up 12.8% or $104,595, and ATM income was up 33.6% or $50,088. Service Charge income was up 5.5% or $27,402 from the same period in 1996. All other operating income items increased for the year excluding the effect of the one-time recovery in 1996.

     Merchant Card, ATM, and Cash Management income was up due to product promotions, including incentives and aggressive pricing. We expect our market share to continue to grow in these product areas. The Company continuously seeks additional sources of noninterest income.

Noninterest Expenses

     Total noninterest expenses increased 14.6% or $835,481 in 1997 over 1996. In 1996, total operating expenses increased 6.9% over 1995 and increased 3.6% in 1995 over 1994. The 1997 increase was due primarily to a 26.4% or $441,205 increase in other expenses related to a $148,283 increase or 162.3% in Cash Management expenses, $156,505 or 74.0% increase in Merchant Card expenses, a $75,668 or 55.9% increase in advertising, and a $75,087 or 34.0% increase in ATM expenses. The Bank now operates nine banking offices. Our ATM network was reduced from seventeen to fourteen sites during the year. The ATM computer processing function was moved in-house from a third party servicer. This has reduced operating costs during the last quarter of the year and should make the ATM function profitable for 1998.

     Salaries and benefits were up 8.4%, or $239,276, over 1996 levels of $2,840,262. This increase was due to additional staffing, incentives, and cost of living increases. Total occupancy expenses increased 12.8% or $155,000 compared to 1996 which was up 29.5% or $275,512 from the 1995 level of $935,022. The FDIC insurance assessment was up 662.7% or $13,253 for 1997 over 1996, compared to a decrease of 98.5% for 1996 over 1995. The assessment was at the lowest rate available for 1997, 1996, and 1995 as a result of the Bank's "well capitalized" status with Federal Deposit Insurance Corporation. Professional fees and expenses were up only 4.1% or $3,455 for 1997 over 1996, compared to an decrease of 33.7% or $42,650 for 1996 over 1995. The primary reason for the decrease in 1996 was related to a comprehensive technology review and mainframe software selection and implementation process that took place in 1995. This culminated in a February 1996 banking software conversion.

     The rate of increase in noninterest expense is not expected to continue. There were several one-time expenses in 1997 related to the ATM processing conversion, combining several local area networks, and upgrading personal computer systems.

     Services available to our customer base have been enhanced or added including Touch Tone Loan (a computerized telephone based loan application product), Touch Tone Teller (24 hour banking that now includes loan payments) and the 24 Hour ATM network. Additionally, mutual funds, fixed and variable annuities, and enhanced estate planning are available through Chesapeake Investment Services and the Trust Department.

[LOGO]

Chesapeake Financial Shares, Inc. - Directors
-------------------------------------------------------------------------------



Douglas D. Monroe, Jr.     T. Nash Broaddus                Thomas B. Denegre, Jr.
Chairman of the Board      Chairman of the Board           Retired Vice Chairman &
Chief Executive Officer    Prodesco, Inc.                  Senior Trust Officer
                           Textile Manufacturer            Chesapeake Bank


Eugene S. Hudnall, Jr.     Robert S. Scheu                 William F. Shumadine, Jr.
President, Noblett, Inc.   Retired CEO                     Senior Vice President
Retailer                   Marine Midland Trust            Lowe, Brockenbrough & Tattersall, Inc.
                           Company of Western New York     Registered Investment Advisor


Robert L. Stephens         Katherine W. Monroe
Owner                      Shareholder
The Tides Inn, Inc.
Resort Operations




Chesapeake Bank - Directors
------------------------------------------------------------------------------

Rexford F. Beckwith, III                  James M. Holmes, Jr.             L. Frank Phillips, Jr.
President                                 President, Administrator         President
Rappahannock Westminster-Canterbury       Rappahannock General Hospital    L. F. Phillips & Son Oil Co., Inc.

Charles C. Chase, II                      Eugene S. Hudnall, Jr.           Albert C. Pollard
President, Rappahannock                   President                        President
Seafood Company, Inc.                     Noblett, Inc.                    Pollard Properties, Inc.

James F. Chase, Jr.                       Douglas D. Monroe, Jr.           Robert L. Stephens
Farmer                                    Chairman and President           Owner
                                          Chesapeake Bank                  The Tides Inn, Inc.

C. Irwin Clark, III                       Harvey B. Morgan                 Harry M. Ward
Chairman of the Board                     Pharmacist and Legislator        Superintendent of Schools
Hubbard Insurance Agency, Inc.                                             Mathews County


Chesapeake Bank - Officers
------------------------------------------------------------------------------




Douglas D. Monroe, Jr.     Ray H. Hargett         Linda J. Bisulca    Carlie H. Gill
Jeffrey M. Szyperski       Betty Sue Spence       Shirley M. Daniel   Kathleen S. Banks
Marshall N. Warner         Jean H. Harper         Bert H. Heath, Jr.  Doris C. Bussells
John H. Hunt, II           Paul L. Wegkamp, Jr.   John N. Chappell    Patricia R. Lewis
Ted M. Kattmann            Dianne D. Hall         Brenda S. Cornell   Pattie G. R. Matthews
Larry T. Lawrence          Suzanne D. Keyser      Heidi L. Wilkins    Ann Marie Pruitt
John K. O'Shaughnessy      Cecelia G. Klink       Julie A. Williams





Chesapeake Insurance Agency, Inc.
and Chesapeake Mortgage Company, Inc. - Directors
-------------------------------------------------------------------------------


Douglas D. Monroe, Jr.   Eugene S. Hudnall, Jr.    Katherine W. Monroe
Robert L. Stephens       Ray H. Hargett            T. Nash Broaddus





Chesapeake Bank Business Advisory Committees
-----------------------------------------------------------------------------


Middle Peninsula          Peninsula
Alvin L. Newton           Henry S. Branscome    Vernon M. Geddy, III
L. Frank Phillips, Jr.    John D. Briggs        Bruce P. Robertson
William J. Pointer        Patrick G. Duffeler   Thomas G. Tingle



33