Form 10-K, Exhibit 13
period 1998-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 1999-03-30
CIK 847538

CHESAPEAKE FINANCIAL SHARES, INC.












                                      1998
                                     ANNUAL
                                     REPORT

                    (CHESAPEAKE FINANCIAL SHARES, INC. LOGO)


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

                             (CHESAPEAKE BANK LOGO)

                  (CHESAPEAKE                           (CHESAPEAKE
               FINANCIAL GROUP LOGO)              INVESTMENT SERVICES LOGO)

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------


Highlights for 1998
--------------------------------------------------------------------------
Year ended December 31, 1998

Earnings
Net Income                                              $        1,388,733
Per Share                                                             1.07

At Year End
Assets                                                  $      181,861,275
Deposits                                                       164,639,201
Loans - Net                                                    109,422,041
Securities                                                      42,474,916
Shareholders' Equity                                            14,928,406
Book Value Per Share                                                 12.14
Number of Shareholders                                                 451





CONTENTS

Chairman's Letter to Shareholders ............................................ 1

Selected Financial Information ............................................... 2

Financial Statements ......................................................... 3

Notes to Financial Statements ................................................10

Independent Auditor's Report .................................................27

Management's Discussion and Analysis of
Financial Condition and Results of Operations ................................28

Chesapeake Financial Shares, Inc.
Directors and Subsidiaries ...................................................34

(CHESAPEAKE FINANCIAL SHARES, INC. LOGO)

Dear Shareholder:

      What an unusual year! The headlines for 1998 include Monica Lewinsky, a special prosecutor, impeachment of the President by the House of Representatives, the first loss of Congressional seats in a general election by a party not occupying the White House (probably because of lack of agenda and lack of leadership by the Republicans), Senator John Glenn returning into space at age 77, wrestler Jesse "the Body" Ventura being elected governor of Minnesota, and resignation of Newt Gingrich, Republican Speaker of the House. On the lighter side!--the comeback of heroes with baseball's Mark McGwire and Sammy Sosa record home run slugfest of 70 and 66 respectively for the season, along with 15 year old Tara Lipinski, the youngest skater to ever win an Olympic gold medal. During the year we lost entertainer turned Congressman Sonny Bono, comic Flip Wilson (Geraldine), Olympic track star Florence Griffith Joyner, Senator Barry Goldwater, Gene Autry and Roy Rogers, George Wallace, and finally, singer/entertainer extraordinaire, Frank Sinatra.

      In August Jeffrey M. Szyperski was elected a Director and President of Chesapeake Bank. Chesapeake Bank will operate under his overall direction including strategic planning with special emphasis on overall growth, earnings, community service, and planning for the Year 2000. Marshall N. Warner, Executive Vice President, moved to Williamsburg to head all customer services on the Peninsula including business development, lending, sales of annuities and mutual funds, and most recently to help guide the new affiliate, Chesapeake Financial Group.

      For the second consecutive year, Chesapeake Financial Shares declared and paid a 20% stock dividend and maintained its quarterly dividend payout of $.08 per share or $.28 per share for 1998, up 20.0%.

      Earnings for the year of $1.07 were recorded by Chesapeake for 1998. Initially earnings of approximately $1.49 per share were written down by two major non-recurring events. As reported earlier in 1998, the company wrote off $297,000 based on a series of disputed international electronic transactions involving Visa. Secondly, $410,000 was added to the allowance for loan loss provisions to provide for a specific loan which was classified as "doubtful." Chesapeake's loan quality remained extremely strong as 30 day and over past due loans were .7% of total loans, the lowest in the company's history, coupled with a strong loan loss provision of 1.8% of loans. Loan volume ended the year at $111,436,000, the highest in the company's history, along with total assets of $181,861,000, also a record. These numbers represent increases of 7.32% and 10.6% respectively.

      Managed trust assets continued to climb to new record levels as clients took advantage of investment management services. The outreach program to clients in the Northern Neck, Middle Peninsula, and Williamsburg/James City County areas continued to produce very positive results.

      Chesapeake Financial Group, a subsidiary of Chesapeake Financial Shares, was incorporated in the early summer and opened for business on December 1. After establishing unique partnerships with premier investment managers, CFG offers superior portfolio management coupled with highly customized service to high net worth individuals and institutions.

      In response to Chesapeake's enthusiastic acceptance on the Peninsula, the Lafayette Street Financial Center was opened off of Richmond Road. The renovation was completed, and on June 19 Chesapeake Financial Shares opened the financial center housing a Chesapeake Bank office, mortgage loan office, trust services, Chesapeake Investment Services, and Chesapeake Financial Group.

      As announced in 1997, approximately 30,000 square feet of space in the School Street business center complex in Kilmarnock was purchased. The area occupied formerly by the Colonial Store was renovated. Data Processing, Loan Administration, and Operational Support moved into the new modern quarters on October 5.

      Specific details on the financial achievements of Chesapeake Financial Shares are contained within the confines of this report. Please pay particular attention to management's discussion and analysis of its operations. The company's annual meeting will be held at 4:00 p.m. on Friday, April 2, 1999 at Rappahannock Westminster-Canterbury in Irvington. Please try to attend.

                                 Yours sincerely,


                                 /s/ Douglas D. Monroe, Jr.
                                 -----------------------------------------------
                                 Douglas D. Monroe, Jr.
                                 Chairman of the Board & Chief Executive Officer

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Selected Financial Information

                                                         1998         1997         1996         1995         1994
                                                    -------------------------------------------------------------
                                                      (Dollars in thousands except ratios and per share amounts)

Results of Operations
Interest income                                     $  12,763    $  11,361    $  10,142    $   9,556    $   8,668
Interest expense                                        6,153        5,407        4,755        4,556        3,770
                                                    ---------    ---------    ---------    ---------    ---------
Net interest income                                     6,610        5,954        5,387        5,000        4,898
Provision for loan losses                                 620           75          150           84          (96)
                                                    ---------    ---------    ---------    ---------    ---------
Net interest income after
     provision for loan losses                          5,990        5,879        5,237        4,916        4,994
Noninterest income                                      3,838        2,982        2,559        2,120        1,626
Noninterest expenses                                    8,104        6,556        5,720        5,351        5,167
                                                    ---------    ---------    ---------    ---------    ---------
Income before tax                                       1,724        2,305        2,076        1,685        1,453
Income tax expense                                        335          554          501          420          418
                                                    ---------    ---------    ---------    ---------    ---------
Net income                                          $   1,389    $   1,751    $   1,575    $   1,265    $   1,035
                                                    =========    =========    =========    =========    =========
Financial Condition
Total assets                                        $ 181,861    $ 163,916    $ 142,876    $ 131,258    $ 124,439
Total deposits                                        164,639      147,519      127,630      118,687      112,295
Net loans                                             109,422      102,099       90,426       80,991       74,804
Note payable and
    subordinated debentures                                 0            0            0          388          538
Shareholders' Equity                                   14,928       13,915       12,009       11,048        9,793
Average assets                                        171,987      148,948      133,376      127,230      122,642
Average shareholders' equity                           14,429       12,866       11,426       10,421        9,502

Key Financial Ratios
Return on average assets                                 0.81%        1.18%        1.18%        0.99%        0.84%
Return on average equity                                 9.62%       13.61%       13.78%       12.14%       10.89%
Dividends paid as a percent
     of net income                                      24.69%       16.21%       15.53%       16.97%       17.68%

Per Share Data
Net income, assuming dilution                       $    1.07    $    1.40    $    1.27    $    1.02    $     .83
Cash dividends declared                             $     .28    $    0.23    $     .20    $    0.18    $    0.15
Book value                                          $   12.14    $   11.49    $    9.93    $    8.98    $    7.83

--------------------------------------------------------------------------------
2

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Consolidated Balance Sheets
December 31, 1998 and 1997

                                                                 1998                 1997
Assets                                                      ---------------------------------
Cash and due from banks                                     $  5,937,686         $  5,123,586
Federal funds sold                                             7,000,000            1,900,000
Securities, at approximate market value                       42,474,916           43,907,871
Loans, net                                                   109,422,041          102,099,056
Premises and equipment, net                                    5,247,605            3,448,318
Accrued interest receivable                                    1,346,616            1,300,062
Other assets                                                  10,432,411            6,136,760
                                                            ------------         ------------
           Total assets                                     $181,861,275         $163,915,653
                                                            ============         ============
Liabilities and Shareholders' Equity
Deposits:
   Demand accounts                                          $ 23,830,189         $ 19,255,328
   Savings and interest bearing demand deposits               55,718,469           40,445,981
   Certificates of deposit
      Denominations less than $100,000                        69,582,581           72,128,426
      Denominations of $100,000 or more                       15,507,962           15,689,333
                                                            ------------         ------------
           Total deposits                                   $164,639,201         $147,519,068

Short-term borrowings                                               --              1,250,000
Accrued interest payable                                         303,269              334,763
Other liabilities                                              1,115,825              897,147
Long-term debt                                                   874,574                 --
Commitments and contingent liabilities                              --                   --
                                                            ------------         ------------
           Total liabilities                                $166,932,869         $150,000,978
                                                            ------------         ------------
Shareholders' equity:
   Preferred stock, par value $1 per share; authorized
      50,000 shares; no shares outstanding                  $       --           $       --
   Common stock, voting, par value $5 per share;
      authorized 2,000,000 shares; issued and outstanding
      1,229,599 in 1998 and 1,010,888 in 1997                  6,147,995            5,054,440
   Common stock, nonvoting, par value $5 per share;
      authorized 635,000 shares; no shares outstanding              --                   --
   Paid-in capital                                               523,795              484,348
   Retained earnings                                           8,082,349            8,047,310
   Accumulated other comprehensive income                        174,267              328,577
                                                            ------------         ------------
           Total shareholders' equity                       $ 14,928,406         $ 13,914,675
                                                            ------------         ------------
           Total liabilities and shareholders' equity       $181,861,275         $163,915,653
                                                            ============         ============

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Income
Years Ended December 31, 1998, 1997 and 1996

                                                     1998            1997            1996
                                                 --------------------------------------------
Interest Income
   Interest and fees on loans                    $ 10,167,293    $  9,038,054    $  8,103,829
   Interest on federal funds sold                      88,899          58,076          40,281
   Interest on time deposits with banks                  --              --            18,431
   Interest on securities available for sale
      Taxable                                       1,854,898       1,636,219       1,428,063
      Nontaxable                                      604,730         589,059         514,213
      Dividends                                        47,049          40,060          37,118
                                                 ------------    ------------    ------------
           Total interest income                 $ 12,762,869    $ 11,361,468    $ 10,141,935
                                                 ------------    ------------    ------------

Interest Expense
   Savings and interest bearing accounts         $  1,237,949    $    990,450    $  1,001,072
   Certificates of deposit
      Denominations less than $100,000              3,932,247       3,503,931       2,922,308
      Denominations of $100,000 or more               896,847         850,604         780,509
   Short-term borrowings                               36,630          62,454          24,764
   Long-term debt                                      48,865            --            26,026
                                                 ------------    ------------    ------------
           Total interest expense                $  6,152,538    $  5,407,439    $  4,754,679
                                                 ------------    ------------    ------------
           Net interest income                   $  6,610,331    $  5,954,029    $  5,387,256

Provision for loan losses                             620,000          75,000         150,000
                                                 ------------    ------------    ------------
           Net interest income after provision
               for loan losses                   $  5,990,331    $  5,879,029    $  5,237,256
                                                 ------------    ------------    ------------
Noninterest Income
   Trust income                                  $  1,042,136    $    923,483    $    818,888
   Service charges                                    531,227         527,107         499,705
   Net gain (loss) on other real estate owned         (59,500)           --            12,788
   (Loss) on securities available for sale               --            (2,365)         (1,593)
   Other income                                     2,324,592       1,533,427       1,229,708
                                                 ------------    ------------    ------------
           Total noninterest income              $  3,838,455    $  2,981,652    $  2,559,496
                                                 ------------    ------------    ------------

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
4

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Consolidated Statements of Income (Continued)
Years Ended December 31, 1998, 1997 and 1996

                                               1998         1997         1996
                                            ------------------------------------
Noninterest Expenses
   Salaries and benefits                    $3,529,694   $3,079,538   $2,840,262
   Occupancy expenses                        1,625,083    1,365,534    1,210,534
   Other expenses                            2,949,648    2,110,722    1,669,517
                                            ----------   ----------   ----------
           Total noninterest expenses       $8,104,425   $6,555,794   $5,720,313
                                            ----------   ----------   ----------

Income before income taxes                  $1,724,361   $2,304,887   $2,076,439

Income tax expense                             335,628      554,378      501,303
                                            ----------   ----------   ----------
           Net income                       $1,388,733   $1,750,509   $1,575,136
                                            ==========   ==========   ==========

Earnings per share, basic                   $     1.13   $     1.45   $     1.29
                                            ==========   ==========   ==========

Earnings per share, assuming dilution       $     1.07   $     1.40   $     1.27
                                            ==========   ==========   ==========


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
Years Ended December 31, 1998, 1997 and 1996

                                                                 1998                 1997                 1996
                                                         ---------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                             $   1,388,733         $  1,750,509         $  1,575,136
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                           657,339              575,598              472,537
        Provision for loan losses                               620,000               75,000              150,000
        Deferred income tax expense (benefit)                  (302,046)               1,681              (66,298)
        Amortization of premiums, net                           738,887              217,385              251,642
        Net loss on sale of bank premises                          --                 28,806                  523
        Loss on securities available for sale                      --                  2,365                1,593
        Net (gain) loss on other real estate owned               59,500                 --                (12,788)
        Origination of loans available for sale              (7,881,750)          (4,251,450)          (3,635,002)
        Proceeds from sale of loans available for sale        8,005,750            4,033,450            3,635,002
        Issuance of common stock for services                    62,000               54,175               37,380
        Changes in other assets and liabilities:
           (Increase) in accrued interest receivable            (46,554)            (211,861)              (3,399)
           (Increase) decrease in other assets                 (937,928)             (52,695)              47,067
           Increase (decrease) in accrued interest
             payable                                            (31,494)              62,217               16,512
           Increase (decrease) in other liabilities             218,678              (67,389)             200,752
                                                         --------------         ------------         ------------
             Net cash provided by
                 operating activities                    $    2,551,115         $  2,217,791         $  2,670,657
                                                         --------------         ------------         ------------

Cash Flows from Investing Activities
   Net decrease in time deposits with banks              $         --           $       --           $    450,375
   Purchases of securities available for sale               (19,242,766)         (18,499,317)         (18,784,158)
   Proceeds from sales and calls of securities
      available for sale                                        970,207            7,217,090            9,216,346
   Proceeds from maturities of securities
      available for sale                                     18,725,164            5,458,072            8,501,663
   Proceeds from sale of other real estate                         --                   --                 35,905
   Proceeds from sale of bank premises                             --                   --                    600
   Net (increase) in loans                                   (8,066,985)         (11,530,232)          (9,563,173)
   Net (increase) in cash management accounts                (3,028,024)          (1,887,724)            (451,788)
   Other capital expenditures                                (2,456,626)            (684,660)          (1,029,587)
                                                         --------------         ------------         ------------
             Net cash (used in) investing activities     $  (13,099,030)        $(19,926,771)        $(11,623,817)
                                                         --------------         ------------         ------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
6

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 1998, 1997 and 1996

                                                              1998            1997            1996
                                                         --------------------------------------------
Cash Flows from Financing Activities
   Proceeds from issuance of long-term debt              $    900,000    $       --      $       --
   Net increase (decrease) in short-term borrowings        (1,250,000)       (750,000)      1,885,000
   Net increase in demand accounts, interest-
      bearing demand accounts and savings accounts         19,847,349       5,780,887       2,402,429
   Net increase (decrease) in certificates of deposits     (2,727,216)     14,108,616       6,539,824
   Net proceeds from issuance of common stock                 123,175          15,914          41,825
   Acquisition of common stock                                (62,943)        (36,754)       (293,631)
   Cash dividends                                            (342,924)       (282,933)       (244,585)
   Curtailment of long-term debt                              (25,426)           --          (387,500)
                                                         ------------    ------------    ------------
             Net cash provided by financing
                 activities                              $ 16,462,015    $ 18,835,730    $  9,943,362
                                                         ------------    ------------    ------------
             Net increase in cash and federal
                 funds sold                              $  5,914,100    $  1,126,750    $    990,202

Cash and federal funds sold at beginning of year            7,023,586       5,896,836       4,906,634
                                                         ------------    ------------    ------------
Cash and federal funds sold at end of year               $ 12,937,686    $  7,023,586    $  5,896,836
                                                         ============    ============    ============

Supplemental Disclosures of Cash Flow Information:
   Cash paid during the year for:
      Interest                                           $  6,184,032    $  5,345,222    $  4,738,167
                                                         ============    ============    ============
      Income taxes                                       $    594,326    $    479,719    $    531,684
                                                         ============    ============    ============
Supplemental Schedule of Noncash Investing and
   Financing Activities
      Sale of other real estate by issuance
        of new loans                                     $       --      $       --      $     30,000
                                                         ============    ============    ============
      Unrealized gain (loss) on securities
        available for sale                               $   (241,463)   $    613,324    $   (234,964)
                                                         ============    ============    ============
      Common stock issued for services                   $     62,000    $     54,175    $     37,380
                                                         ============    ============    ============
      Common stock dividend                              $  1,010,770    $    838,525    $       --
                                                         ============    ============    ============

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity Years Ended December 31, 1998, 1997 and 1996

                                               Common                                 Accumulated Other
                                               Stock,        Paid-In       Retained     Comprehensive   Comprehensive
                                               Voting        Capital       Earnings        Income          Income          Total
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1995                 $  4,275,685    $  605,669    $  6,087,708    $   78,860
                                                                                                                       $ 11,047,922
   Comprehensive income:
      Net income                                   --            --         1,575,136          --      $  1,575,136       1,575,136
      Other comprehensive income:
        Unrealized losses on securities
          available for sale:
             Unrealized holding losses
                arising during the
                period, net of deferred
                income taxes of $80,430            --            --              --            --          (156,127)           --
             Add: reclassification
                adjustment, net of
                income taxes of $542               --            --              --            --             1,051            --
                                                                                                       ------------
      Other comprehensive income,
        net of tax                                 --            --              --        (155,076)   $   (155,076)       (155,076)
                                                                                                       ------------
      Total comprehensive income                   --            --              --            --      $  1,420,060            --
                                                                                                       ============
   Exercise of stock options                     20,375        21,450            --            --                            41,825
   Issuance of common stock
      for services                               15,575        21,805            --            --                            37,380
   Acquisition of common stock                 (113,200)     (180,431)           --            --                          (293,631)
   Cash dividends ($.20 per share)                 --            --          (244,585)         --                          (244,585)
                                           ------------    ----------    ------------    ----------                    ------------
Balance, December 31, 1996                 $  4,198,435    $  468,493    $  7,418,259    $  (76,216)                   $ 12,008,971
   Comprehensive income:
      Net income                                   --            --         1,750,509          --      $  1,750,509       1,750,509
      Other comprehensive income:
        Unrealized gains on securities
          available for sale:
             Unrealized holding gains
                arising during the period,
                net of deferred income
                taxes of $207,727                  --            --              --            --           403,232            --
             Add: reclassification
                adjustment, net of
                income taxes of $804               --            --              --            --             1,561            --
                                                                                                       ------------
      Other comprehensive income,
        net of tax                                 --            --              --         404,793    $    404,793         404,793
                                                                                                       ------------
      Total comprehensive income                   --            --              --            --      $  2,155,302            --
                                                                                                       ============
   Sale of common stock                         2,500           4,664            --            --                             7,164
   Exercise of stock options                    5,000           3,750            --            --                             8,750
   Issuance of common stock
      for services                             21,670          32,505            --            --                            54,175
   Acquisition of common stock                (11,690)        (25,064)           --            --                           (36,754)
   Cash dividends ($.23 per share)               --              --          (282,933)         --                          (282,933)
   Stock dividend                             838,525            --          (838,525)         --                              --
                                           ----------      ----------     -----------                                 -------------
Balance, December 31, 1997                 $5,054,440      $  484,348     $ 8,047,310    $  328,577                   $  13,914,675

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------
8

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Consolidated Statements of Changes in Shareholders' Equity (Continued) Years Ended December 31, 1998, 1997 and 1996

                                              Common                                    Accumulated Other
                                              Stock,          Paid-In      Retained       Comprehensive   Comprehensive
                                              Voting          Capital      Earnings           Income         Income         Total
                                          -----------------------------------------------------------------------------------------
Balance, December 31, 1997
   (forwarded)                            $  5,054,440    $  484,348    $ 8,047,310    $    328,577                    $ 13,914,675
   Comprehensive income:
      Net income                                  --            --        1,388,733            --      $  1,388,733       1,388,733
      Other comprehensive income:
        Unrealized holding losses on
           securities available for sale,
           net of deferred income
           taxes of $79,493                       --            --             --          (154,310)       (154,310)       (154,310)
                                                                                                       ------------
      Total comprehensive income                  --            --             --              --      $  1,234,423            --
                                                                                                       ============
   Exercise of stock options                    79,260        43,915           --              --                           123,175
   Issuance of common stock
      for services                              18,950        43,050           --              --                            62,000
   Acquisition of common stock                 (15,425)      (47,518)          --              --                           (62,943)
   Cash dividends ($.28 per share)                --            --         (342,924)           --                          (342,924)
   Stock dividend                            1,010,770          --       (1,010,770)           --                              --
                                          ------------    ----------    -----------    ------------                    ------------
Balance, December 31, 1998                $  6,147,995    $  523,795    $ 8,082,349    $    174,267                    $ 14,928,406
                                          ============    ==========    ===========    ============                    ============

See Notes to Consolidated Financial Statements.
--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

General

      Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake Bank (the "Bank"). Two additional subsidiaries, Chesapeake Financial Group, Inc. and Chesapeake Insurance Agency, Inc. T/A Chesapeake Investment Services are wholly-owned subsidiaries of CFS and the Bank, respectively. The consolidated financial statements include the accounts of CFS and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

      The accounting and reporting policies of CFS are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Securities

      Investments in equity securities that have readily determinable fair values and all investments in debt securities are classified in three categories based on management's intent and accounted for as follows:

      a.   Securities Held to Maturity

           Securities classified as held to maturity are those debt securities the Corporation has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. The Corporation held no assets classified as held to maturity at December 31, 1998 or 1997.

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

      c.   Trading Securities

           Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no assets classified as trading securities at December 31, 1998 or 1997.

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


--------------------------------------------------------------------------------
10

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      Mortgage loans held for resale are stated at the lower of cost or market on an individual loan basis. Loan discounts and origination fees received on loans held for resale are deferred until the related loans are sold to third party investors. Gains are recognized at the time of sale.

      The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. The Corporation had no loans subject to FASB No. 114 at December 31, 1998 and 1997.

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

Foreclosed Properties

      Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the reserve for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Bank has included $185,000 and $245,000 of foreclosed properties in other assets at December 31, 1998 and 1997. No real estate was acquired in settlement of loans during 1998 and 1997.

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

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

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

Comprehensive Income

      As of January 1, 1998, CFS adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Corporation's net income or shareholders' equity. SFAS No. 130 requires other comprehensive income to include unrealized gains and losses on investments in securities classified as available for sale in accordance with SFAS No. 115, foreign currency translation adjustments, and minimum pension liability adjustments, which prior to adoption were reported separately in shareholders' equity. The December 31, 1997 and December 31, 1996 financial statements have been reclassified to conform to the requirements of SFAS No. 130.

Defined Benefit Plan

      In 1998, CFS adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." This pronouncement does not change the measurement or recognition of amounts recognized in CFS's financial statements applicable to its defined benefit plan. Statement No. 132 revises the existing disclosure requirements by standardizing the disclosure requirements for pensions requiring certain additional information on changes in the benefit obligations and fair values of plan assets, and eliminating certain disclosures.

--------------------------------------------------------------------------------
12

                                                              1998 Annual Report
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Note 2.  Securities

      Amortized cost and fair values of securities available for sale as of December 31, 1998 and 1997, are as follows:

                                                                       1998
                                           ----------------------------------------------------------
                                                              Gross         Gross
                                            Amortized       Unrealized    Unrealized         Fair
                                               Cost           Gains        (Losses)          Value
                                           ----------------------------------------------------------
U.S. Treasury securities                   $    500,187   $      1,219   $       --      $    501,406
U.S. Government agencies                     28,546,182         38,175       (384,326)     28,200,031
Securities of state and
   political subdivisions                    12,329,706        602,780            (57)     12,932,429
Other                                           834,800          6,250           --           841,050
                                           ------------   ------------   ------------    ------------
      Total                                $ 42,210,875   $    648,424   $   (384,383)   $ 42,474,916
                                           ============   ============   ============    ============

                                                                       1997
                                           ----------------------------------------------------------
                                                              Gross         Gross
                                            Amortized       Unrealized    Unrealized         Fair
                                               Cost           Gains        (Losses)          Value
                                           ----------------------------------------------------------

U.S. Treasury securities                   $  1,702,928   $        516   $     (4,787)   $  1,698,657
U.S. Government agencies                     29,482,679        130,705        (73,037)     29,540,347
Securities of state and
   political subdivisions                    11,473,361        452,106           --        11,925,467
Other                                           743,400           --             --           743,400
                                           ------------   ------------   ------------    ------------
      Total                                $ 43,402,368   $    583,327   $    (77,824)   $ 43,907,871
                                           ============   ============   ============    ============

      The amortized cost and fair value of securities available for sale as of December 31, 1998, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                                              Amortized              Fair
                                                                Cost                 Value
                                                           -----------------------------------
Due in one year or less                                    $   3,160,167         $   3,151,364
Due after one year through five years                         18,921,397            18,788,151
Due after five years through ten years                         6,676,325             6,560,277
Due after ten years                                           12,618,186            13,134,074
Other                                                            834,800               841,050
                                                           -------------         -------------
      Total                                                $  42,210,875         $  42,474,916
                                                           =============         =============

      Proceeds from sales and calls of securities available for sale during 1998, 1997 and 1996 were $970,207, $7,217,090 and $9,216,346, respectively.
There were no realized gains or losses on sales and calls of securities during 1998. Gross gains of $22,319 and $37,526 and gross losses of $24,684 and $39,119 were realized on sales and calls of securities in 1997 and 1996, respectively.

      The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $7,214,920 and $7,991,890, at December 31, 1998 and 1997, respectively.

                                                                              13
--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 3.  Loans

Major classifications of loans are summarized as follows:
                                                 December 31,
                                      -------------------------------
                                           1998               1997
                                      -------------------------------
Commercial                            $ 49,058,143       $ 43,370,353
Real estate-mortgage                    33,003,161         38,945,983
Real estate-construction                 5,468,068          2,900,402
Consumer                                21,378,419         16,267,812
Participations with other banks          1,610,393          1,945,360
Other                                      927,609            409,225
                                      ------------       ------------
   Loans, gross                       $111,445,793       $103,839,121
Less reserve for loan losses             2,023,752          1,740,065
                                      ------------       ------------
   Loans, net                         $109,422,041       $102,099,056
                                      ============       ============

      Participations with other banks are secured by residential property.

      Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $202,434 and $581,048 at December 31, 1998 and 1997, respectively. If interest on these loans had been accrued, such income would have approximated $11,502 and $37,604 at December 31, 1998 and 1997, respectively.

      Changes in the reserve for loan losses are as follows:

                                                    Years Ended December 31,
                                      -------------------------------------------------
                                          1998                1997              1996
                                      -------------------------------------------------
Balance at beginning of year          $ 1,740,065        $  1,652,844       $ 1,463,181
   Provision for loan losses              620,000              75,000           150,000
   Loans charged off                     (355,637)            (41,956)         (157,448)
   Recoveries on loans
      previously charged off               19,324              54,177           197,111
                                      -----------        ------------       -----------
Balance at end of year                $ 2,023,752        $  1,740,065       $ 1,652,844
                                      ===========        ============       ===========

Note 4.  Premises and Equipment

      Major classifications of premises and equipment are summarized as follows:

                                                         December 31,
                                            ------------------------------------
                                                 1998                   1997
                                            ------------------------------------
Land                                        $     762,335         $     553,135
Buildings                                       3,795,886             2,432,575
Furniture, fixtures and improvements            1,001,452               819,849
Mechanical equipment                            3,246,239             2,648,085
Leasehold improvements                            762,001               759,033
                                            -------------         -------------
                                            $   9,567,913         $   7,212,677
   Less accumulated depreciation                4,320,308             3,764,359
                                            -------------         -------------
                                            $   5,247,605         $   3,448,318
                                            =============         =============

      For the years ended December 31, 1998, 1997 and 1996, depreciation expense was $657,339, $491,598 and $388,537, respectively.

--------------------------------------------------------------------------------
14

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 5.  Note Payable

      The Bank has unsecured lines of credit with correspondent banks totaling $10,300,000 available for overnight borrowing. The Bank also has a line of credit secured by mortgage loans totaling $13,000,000 available for long or short-term borrowing. There were no amounts drawn on these lines of credit at December 31, 1998.

      CFS's fixed-rate long-term debt of $874,574 at December 31, 1998 matures through 2018. The long-term debt is secured by a deed of trust on property located in Lancaster County, Virginia. Aggregate maturities during the next five years are: 1999, $24,566; 2000, $28,246; 2001, $29,840; 2002, $31,523; and 2003,
$33,301.


Note 6.  Income Taxes

      Net deferred tax assets consist of the following components as of December 31, 1998 and 1997:

                                             1998                    1997
                                         -----------------------------------
Deferred tax assets:
   Reserve for loan losses               $   615,878            $    389,778
   Deferred compensation                     130,108                 110,071
   Accrued pension expense                   106,686                  82,452
   Intangible assets                          56,439                  80,489
   Other                                      51,144                  20,373
                                         -----------            ------------
                                         $   960,255            $    683,163
                                         ===========            ============
Deferred tax liabilities:
   Securities available for sale         $    89,774            $    160,134
   Accumulated discount accretion              4,576                   2,948
   Premises and equipment                    154,619                 181,201
                                         -----------            ------------
                                         $   248,969            $    344,283
                                         -----------            ------------
                                         $   711,286            $    338,880
                                         ===========            ============

      The provision for income taxes charged to operations for the years ended December 31, 1998, 1997 and 1996, consists of the following:

                                        1998            1997             1996
                                   --------------------------------------------
Current tax expense                $   637,674      $  552,697       $  567,601
Deferred tax expense (benefit)        (302,046)          1,681          (66,298)
                                   -----------      ----------       ----------
                                   $   335,628      $  554,378       $  501,303
                                   ===========      ==========       ==========

      The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1998, 1997 and 1996, due to the following:

                                           1998           1997           1996
                                       ----------------------------------------
Computed "expected" tax expense        $  586,283     $  783,662      $ 705,989
Increase (decrease) in income taxes
  resulting from:
Tax exempt interest income               (242,660)      (204,598)      (203,087)
Other                                      (7,995)       (24,686)        (1,599)
                                       ----------     ----------      ---------
                                       $  335,628     $  554,378      $ 501,303
                                       ==========     ==========      =========

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 7.  Employee Benefit Plans

Pension Plan

      The Corporation has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. The Corporation funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

      The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 1998 and 1997, computed as of October 1, 1998 and 1997, respectively:

                                                                  1998                  1997
                                                             -----------------------------------
Change in Benefit Obligation
   Benefit obligation, beginning                             $   1,577,250        $    1,311,102
   Service cost                                                    121,141               105,702
   Interest cost                                                   117,913                97,952
   Actuarial loss                                                  132,795                81,391
   Benefits paid                                                  (756,407)              (18,897)
                                                             -------------        --------------
   Benefit obligation, ending                                $   1,192,692        $    1,577,250
                                                             =============        ==============

Change in Plan Assets
   Fair value of plan assets, beginning                      $   1,770,008        $    1,255,666
   Actual return on plan assets                                     (5,716)              287,179
   Employer contributions                                             --                 246,060
   Benefits paid                                                  (756,407)              (18,897)
                                                             -------------        --------------
   Fair value of plan assets, ending                         $   1,007,885        $    1,770,008
                                                             =============        ==============

Funded Status
   Unrecognized net actual gain                              $    (184,807)       $      192,758
   Unrecognized net obligation at transition                      (207,851)             (520,835)
   Unrecognized prior service cost                                  44,764                48,834
   Accrued benefit cost included in other liabilities               34,113                36,737
                                                             -------------        --------------
                                                             $    (313,781)       $     (242,506)
                                                             =============        ==============

      The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, 1998, 1997 and 1996:

                                                          1998                 1997                1996
                                                     -----------------------------------------------------
Components of Net Periodic Benefit Cost
   Service cost                                      $     121,141        $    105,702        $    102,467
   Interest cost                                           117,913              97,952              88,547
   Expected return on plan assets                         (158,844)           (112,553)            (91,671)
   Amortization of prior service cost                        2,624               2,624               2,624
   Amortization of net obligation at transition              4,070               4,070               4,070
   Recognized net actuarial (loss)                         (15,629)            (14,119)            (12,684)
                                                     -------------        ------------        ------------
   Net periodic benefit cost                         $      71,275        $     83,676        $     93,353
                                                     =============        ============        ============

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                             1998         1997         1996
                                             ------------------------------
Weighted-Average Assumptions
Discount rate                                7.50%       7.50%        7.50%
Expected return on plan assets               9.00%       9.00%        9.00%
Rate of compensation increase                5.00%       6.00%        6.00%

--------------------------------------------------------------------------------
16

                                                              1998 Annual Report
--------------------------------------------------------------------------------

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

Employee Stock Ownership Plan

Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. Compensation expense related to the plan was $19,993, $20,000 and $19,992 in 1998, 1997 and 1996, respectively. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock.

401(k) Plan

CFS has adopted a contributory 401(k) plan which covers substantially all employees. Total expense related to the plan was $28,916, $25,590 and $20,381 for 1998, 1997 and 1996.


Note 8.  Stock Option Plan

      CFS had a stock option plan in which options for 172,800 shares of voting common stock and 112,500 shares of nonvoting common stock were reserved for issuance. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant; however, for those individuals who owned more than 10% of the stock of CFS, the option price was at least 110% of the fair market value on the date of grant. Such options were generally not exercisable until after three years from the date of issuance and required continuous employment during the period prior to exercise. This plan expired in 1995. Options previously granted may be exercised by the participants until the options expire, which is ten years after the date of the original option grant.

      A summary of the status of the expired plan at December 31, 1998, 1997 and 1996 and the changes during the years ended on those dates is as follows:

                                                1998                              1997                              1996
                                    ----------------------------------------------------------------------------------------------
                                                       Weighted                          Weighted                         Weighted
                                                       Average                           Average                           Average
                                                       Exercise                          Exercise                         Exercise
                                      Shares             Price           Shares            Price           Shares            Price
                                    ----------------------------------------------------------------------------------------------
Outstanding at beginning
   of year                           89,460            $  7.66          90,900           $  7.02         96,768            $  7.02
Options exercised                   (16,452)              7.49          (1,440)             6.08         (5,868)              7.13
                                    --------                            -------                          -------
Outstanding at end of year           73,008               6.92          89,460              7.66         90,900               7.02
                                    ========                            =======                          =======
Options exercisable,
   end of year                       73,008                             64,260                           41,220

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      In 1996, CFS adopted an incentive stock plan under which options may be granted to certain key employees for purchase of CFS's common stock. The effective date of the plan was April 5, 1996 with an expiration date of March 31, 2006. The plan reserves for issuance 64,800 shares of CFS's voting common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant.

      A summary of the status of the 1996 plan at December 31, 1998, 1997 and 1996 and the changes during the years ended on those dates are as follows:

                                                1998                              1997                              1996
                                       -------------------------------------------------------------------------------------------
                                                       Weighted                          Weighted                         Weighted
                                                       Average                           Average                           Average
                                                       Exercise                          Exercise                         Exercise
                                       Shares            Price           Shares            Price           Shares            Price
                                       -------------------------------------------------------------------------------------------
Outstanding at beginning
   of year                             25,920     $       9.77            13,680    $       9.41               --     $         --
Options granted                        12,000            17.07            12,240           10.16           13,680             9.41
                                       ------                             ------                           ------
Outstanding at end of year             37,920            12.08            25,920            9.77           13,680             9.41
                                       ======                             ======                           ======
Options exercisable, end
   of year                                 --                                 --                               --
Options available for grant,
   end of year                         26,880                             38,880                           51,120

      The status of the options outstanding at December 31, 1998 is as follows:

                                                          Options Outstanding                               Options Exercisable
                                                  ----------------------------------                 -----------------------------
                                                                            Weighted                                      Weighted
     Remaining           Range of                                            Average                                      Average
    Contractual          Exercise                   Number                  Exercise                   Number             Exercise
       Life                Price                  Outstanding                 Price                  Exercisable            Price
----------------------------------------------------------------------------------------------------------------------------------
        0.3           $6.68 to 6.94                  19,728               $    6.83                     19,728               6.83
        1.3           $6.94 to 7.64                  12,960                    7.41                     12,960               7.41
        2.3           $6.08 to 6.85                  16,560                    6.18                     16,560               6.18
        3.3           $6.94 to 7.64                  23,760                    7.26                     23,760               7.26
        4.3           $9.03 to 18.33                 16,560                   10.96                         --                 --
        5.3           $9.93 to 16.67                 13,320                   10.69                         --                 --
        6.3           $16.67                          8,040                   16.67                         --                 --

      CFS applies APB Opinion 25 in accounting for its stock option plans, accordingly no compensation expense has been recognized for 1998, 1997 and 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, there would not have been a significant impact on net income or earnings per share.

--------------------------------------------------------------------------------
18

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 9.  Shareholders' Equity

      During 1998, 1997 and 1996, CFS issued 3,790 shares, 4,334 shares and 3,115 shares, respectively, of common stock to its Directors for partial compensation.


Note 10.  Commitments and contingencies

      CFS leases certain facilities and equipment under operating leases which expire at various dates through 2000. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

      Minimum rental payments under these operating lease agreements as of December 31, 1998 are as follows:

                   Year Ending
                  December 31,
                  -----------------------
                     1999       $  95,664
                     2000          63,264
                     2001          15,864
                     2002           7,088
                     2003           2,700

      Rent expense under operating leases aggregated $142,610, $129,130 and $129,707 for the years ended December 31, 1998, 1997 and 1996, respectively.

      As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 1998 and 1997, the aggregate amounts of daily average required balances were approximately $2,492,000 and $1,206,000 for both periods.

      CFS utilizes and is dependent upon data processing systems and software, generally referred to as Information Technology or IT, to conduct its business. The IT systems include a mainframe processing system licensed to the Bank by an outside vendor and various purchased software packages which are run on in-house computers and computer networks. Non-IT systems include most other equipment and machinery, such as elevators and thermostats, that may have microcontrollers.

      In 1997, the Company initiated a review and assessment of all IT and non-IT systems to confirm that they will function properly in the year 2000. The Bank has successfully completed three reviews by regulatory authorities assessing progress toward year 2000 compliance. While management believes that it is taking the necessary steps to resolve its year 2000 issues in a timely manner, there can be no assurances that there will be no year 2000 problems. At present, management does not expect that any such problems will have a material adverse effect on its business.


Note 11.  Related Party Transactions

      Officers, Directors and their affiliates had borrowings of $5,967,946 and $5,679,221 at December 31, 1998 and 1997, respectively, with the Bank.

      Changes in borrowings during 1998 were as follows:

                     Balance, December 31, 1997                  $5,679,221
                        Additions                                   791,599
                        Payments                                   (502,874)
                                                                 ----------
                     Balance, December 31, 1998                  $5,967,946
                                                                 ==========

      These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

--------------------------------------------------------------------------------
                                                                              19

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 12.  Other Income and Expenses

      The principal components of "Other Income" in the consolidated statements of income are:


                                                                     1998                      1997                       1996
                                                                -----------------------------------------------------------------
Cash management fees and discount                               $      954,505            $     598,003             $     381,985
FHLMC servicing fee income                                             118,601                  121,534                   130,871
Merchant discount                                                      656,190                  369,441                   204,438
ATM fee income                                                         181,960                  199,329                   149,241
Other (includes no items in
   excess of 1% of total revenue)                                      413,336                  245,120                   363,173
                                                                --------------            -------------             -------------
                                                                $    2,324,592            $   1,533,427             $   1,229,708
                                                                ==============            =============             =============

      The principal components of "Other Expenses" in the consolidated statements of income are:


                                                                     1998                      1997                       1996
                                                                -----------------------------------------------------------------
Advertising                                                    $       225,829           $      211,136             $     135,468
Merchant card                                                          668,407                  368,320                   211,815
Cash management royalties                                              189,887                  138,615                    91,386
Check card losses                                                      297,102                       --                        --
Other (includes no items in
   excess of 1% of total revenue)                                    1,568,423                1,392,651                 1,230,848
                                                                --------------            -------------             -------------
                                                                $    2,949,648            $   2,110,722             $   1,669,517
                                                                ==============            =============             =============


Note 13.  Earnings Per Share

      The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The potential common stock did not have a significant impact on net income. The number of shares used in the calculations for 1997 and 1996 reflect a 20% stock dividend paid on October 15, 1997 and a 20% stock dividend paid on October 15, 1998.


                                                                       1998                     1997                       1996
                                                                    --------------------------------------------------------------
Weighted average number
   of common shares, basic                                           1,224,531                1,208,310                 1,218,444
Effect of dilutive stock options                                        68,078                   43,159                    24,901
                                                                    ----------               ----------                ----------

Weighted number of common shares
   and dilutive potential common stock
   used in diluted EPS                                               1,292,609                1,251,469                 1,243,345
                                                                     =========                =========                 =========


Note 14.  Time Deposits

Remaining maturities on certificates of deposit are as follows:

                     1999                                    $    65,691,040
                     2000                                         10,977,518
                     2001                                          4,553,109
                     2002                                            128,953
                     2003 and thereafter                           3,739,923
                                                             ---------------
                                                             $    85,090,543
                                                             ===============


--------------------------------------------------------------------------------
20

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 15.  Financial Instruments With Off Balance Sheet Risk

      The Corporation is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

      The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as they do for on balance sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1998, the Corporation's total commitments to extend credit and standby letters of credit were $27,300,202 and $1,063,440, respectively. At December 31, 1997, the Corporation's total commitments to extend credit and standby letters of credit were $14,923,489 and $1,079,950, respectively. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

      The Corporation grants commercial, real estate and consumer loans to customers primarily in the Northern Neck, Middle Peninsula, Williamsburg and James City County areas of Virginia. Although the Corporation has a diversified loan portfolio, the ability of debtors to honor their contracts is highly dependent upon the real estate development market in this area.

      The Corporation maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $96,166 at December 31, 1998.


Note 16.  Disclosures About Fair Value of Financial Instruments

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



--------------------------------------------------------------------------------
                                                                              21

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

Deposit Liabilities

      The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Off-Balance-Sheet Financial Instruments

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

      At December 31, 1998 and 1997, the carrying amounts and fair values of loan commitments and stand-by letters of credit were deemed immaterial.

      The estimated fair values of CFS's financial instruments are as follows:

                                                            1998                                              1997
                                          ---------------------------------------           ---------------------------------------
                                            Carrying                    Fair                   Carrying                     Fair
(In Thousands)                                Amount                    Value                   Amount                     Value
-----------------------------------------------------------------------------------------------------------------------------------
Financial assets:
Cash and short-term
   investments                             $   12,938                $     12,938            $     7,024              $      7,024
Securities                                     42,475                      42,475                 43,908                    43,908
Loans                                         109,422                     110,071                102,099                   102,044
                                           ----------                ------------            -----------              ------------
Total financial assets                     $  164,835                $    165,484            $   153,031              $    152,976
                                           ==========                ============            ===========              ============

Financial liabilities:
Deposits                                   $  164,639                $    165,008            $   147,519              $    148,174
Short-term borrowings                              --                          --                  1,250                     1,250
Long-term debt                                    875                         601                     --                        --
                                           ----------                ------------            -----------              ------------
Total financial liabilities                $  165,514                $    165,609            $   148,769              $    149,424
                                           ==========                ============            ===========              ============


Note 17.  Regulatory Matters

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

      Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1998, that the Corporation meets all capital adequacy requirements to which it is subject.


--------------------------------------------------------------------------------
22

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

      As of December 31, 1998, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

      The Corporation's actual capital amounts and ratios are also presented in the table.


                                                                                                            To Be Well
                                                                                                         Capitalized Under
                                                                    For Capital                          Prompt Corrective
                                         Actual                  Adequacy Purposes                       Action Provisions
                                ----------------------     -----------------------------        -----------------------------------
(Amount in Thousands)             Amount         Ratio         Amount          Ratio                Amount           Ratio
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998:
   Total Capital (to Risk
      Weighted Assets):
        Consolidated            $   16,387       12.6%     (> or =)$10,413      (> or =) 8.0%                    N/A
        Chesapeake Bank         $   15,436       12.0%     (> or =)$10,340      (> or =) 8.0%   (> or =)$12,924       (> or =) 10.0%
   Tier 1 Capital (to Risk
      Weighted Assets):
        Consolidated            $   14,754       11.3%     (> or =)$ 5,207      (> or =) 4.0%                    N/A
        Chesapeake Bank         $   13,820       10.7%     (> or =)$ 5,170      (> or =) 4.0%   (> or =)$ 7,755       (> or =) 6.0%
   Tier 1 Capital (to
      Average Assets):
        Consolidated            $   14,754        8.4%     (> or =)$ 7,029      (> or =)4.0%                     N/A
        Chesapeake Bank         $   13,820        7.9%     (> or =)$ 6,966      (> or =) 4.0%   (> or =)$ 8,707       (> or =) 5.0%
As of December 31, 1997:
   Total Capital (to Risk
      Weighted Assets):
        Consolidated            $   14,999       13.5%     (> or =)$ 8,903      (> or =) 8.0%                    N/A
        Chesapeake Bank         $   13,057       11.8%     (> or =)$ 8,879      (> or =) 8.0%   (> or =)$11,098       (> or =) 10.0%
   Tier 1 Capital (to Risk
      Weighted Assets):
        Consolidated            $   13,602       12.2%     (> or =)$ 4,452      (> or =) 4.0%                    N/A
        Chesapeake Bank         $   11,665       10.5%     (> or =)$ 4,440      (> or =) 4.0%   (> or =)$ 6,659       (> or =) 6.0%
   Tier 1 Capital (to
      Average Assets):
        Consolidated            $   13,602        8.5%     (> or =)$ 6,392      (> or =) 4.0%                    N/A
        Chesapeake Bank         $   11,665        7.4%     (> or =)$ 6,317      (> or =) 4.0%   (> or =) $7,896       (> or =) 5.0%



--------------------------------------------------------------------------------
                                                                              23

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 18.  Parent Company Financial Statements

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

      The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 1998, the amount available for payment of additional dividends without prior regulatory approval from the Bank to the parent company is $1,851,278 or 12.4% of consolidated net assets.

Balance Sheets (Condensed)

                                                                                             December 31,
                                                                        --------------------------------------------------
                                                                              1998                               1997
                                                                        --------------------------------------------------
Assets
Cash                                                                    $       408,701                   $        366,397
Securities                                                                      550,052                          1,534,706
Investment in subsidiaries                                                   13,982,051                         11,987,491
Premises and equipment, net                                                     860,377                                 --
Other assets                                                                     30,132                             36,081
                                                                        ---------------                    ---------------
        Total assets                                                    $    15,831,313                    $    13,924,675
                                                                        ===============                    ===============

Liabilities and Shareholders' Equity
Long-term debt                                                          $       874,574                    $            --
Other liabilities                                                                28,333                             10,000
Shareholders' equity                                                         14,928,406                         13,914,675
                                                                        ---------------                    ---------------
        Total liabilities and shareholders' equity                      $    15,831,313                    $    13,924,675
                                                                        ===============                    ===============





--------------------------------------------------------------------------------
24

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Statements of Income (Condensed)


                                                                                    Years Ended December 31,
                                                                ------------------------------------------------------------------
                                                                    1998                      1997                      1996
                                                                ------------------------------------------------------------------
Income - Dividends - Bank                                       $      325,000            $     930,000             $   1,800,000
         Other                                                         151,088                   87,830                    21,858
                                                                --------------            -------------             -------------
      Total income                                              $      476,088            $   1,017,830             $   1,821,858
                                                                --------------            -------------             -------------

Expenses - Interest expense                                     $       48,865            $          --             $      26,026
           Other expenses                                              206,692                  144,747                   103,912
                                                                --------------            -------------             -------------
      Total expenses                                            $      255,557            $     144,747             $     129,938
                                                                --------------            -------------             -------------

Income before income taxes and
   equity in undistributed earnings
   of subsidiaries                                              $      220,531            $     873,083             $   1,691,920
Allocated income tax benefit                                            30,856                   25,552                    21,158
                                                                --------------            -------------             -------------
Income before equity in
   undistributed earnings of subsidiaries                       $      251,387            $     898,635             $   1,713,078
Equity (deficit) in undistributed
   earnings of subsidiaries                                          1,137,346                  851,874                  (137,942)
                                                                --------------            -------------             -------------
Net income                                                      $    1,388,733            $   1,750,509             $   1,575,136
                                                                ==============            =============             =============





--------------------------------------------------------------------------------
                                                                              25

Chesapeake Financial Shares, Inc.

Notes to Consolidated Financial Statements

Statements of Cash Flows (Condensed)

                                                                                      Years Ended December 31,
                                                               ------------------------------------------------------------------
                                                                      1998                       1997                      1996
                                                               ------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income                                                  $     1,388,733    $            1,750,509   $            1,575,136
   Adjustments to reconcile net income
      to net cash provided by operating
      activities:
        Depreciation                                                    39,623                     --                        --
        Equity (deficit) in undistributed earnings
           of subsidiaries                                          (1,137,346)                (851,874)                  137,942
        Issuance of common stock for services                           62,000                   54,175                    37,380
        Amortization of premium                                         (3,742)                  (2,960)                      144
        Changes in other assets and liabilities:
           (Increase) decrease in other assets                          12,133                  (10,025)                  (10,847)
           Increase (decrease) in other liabilities                     18,333                    6,000                    (9,624)
                                                                --------------            -------------            --------------
             Net cash provided by operating
                 activities                                     $      379,734            $     945,825            $    1,730,131
                                                                --------------            -------------            --------------

Cash Flows from Investing Activities
   Purchase of investment securities                            $         --              $    (574,284)           $     (907,718)
   Proceeds from maturities of
      investment securities                                                --                    100,000                   200,625
   Purchases of premises and equipment                                (900,000)                     --                         --
   Investment in subsidiary                                            (29,312)                     --                         --
                                                                --------------            -------------            --------------
             Net cash (used in) investing
                 activities                                     $     (929,312)           $    (474,284)           $     (707,093)
                                                                --------------            -------------            --------------

Cash Flows from Financing Activities
   Dividends paid                                               $     (342,924)           $    (282,933)           $     (244,585)
   Proceeds from issuance of long-term debt                            900,000                     --                        --
   Curtailment of note payable                                         (25,426)                    --                    (387,500)
   Acquisitions of common stock                                        (62,943)                 (36,754)                 (293,631)
   Net proceeds from issuance of common stock                          123,175                   15,914                    41,825
                                                                --------------            -------------            --------------
             Net cash provided by (used in)
                 financing activities                           $      591,882            $    (303,773)           $     (883,891)
                                                                --------------            -------------            --------------

             Net increase in cash                               $       42,304            $     167,768            $      139,147

Cash at beginning of year                                              366,397                  198,629                    59,482
                                                                --------------            -------------            --------------

Cash at end of year                                             $      408,701            $     366,397            $      198,629
                                                                ==============            =============            ==============

Supplemental Disclosure of Noncash Investing
   Activities, contribution of securities to capital
   of a subsidiary bank                                         $      970,207            $        --              $          --
                                                                ==============            =============            ==============


--------------------------------------------------------------------------------
26

                                                              1998 Annual Report
--------------------------------------------------------------------------------

       (YHB LOGO)
Yount, Hyde & Barbour, P.C.
Certified Public Accountants
      and Consultants


Independent Auditor's Report


To the Boards of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

      We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 15, 1999

--------------------------------------------------------------------------------
                                                                              27

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations

      The following discussion is intended to assist the reader in understanding and evaluating Chesapeake Financial's consolidated financial condition and results of operations. This discussion should be read in conjunction with the Company's audited consolidated financial statements, the accompanying notes, the Letter to Shareholders, and other information contained elsewhere in this Annual Report. There were 20% stock splits effective October 15, 1997, and October 15, 1998. All per share information has been adjusted accordingly.

Financial Condition

      On December 31, 1998, Chesapeake Financial Shares, Inc. (CFS) had total assets of $181.9 million, representing a 10.9% increase over the December 31, 1997 balance of $163.9 million, which followed an increase of 10.8% from total assets of $142.9 on December 31, 1996. The Company had gross total loans of $111.4 million, total deposits of $164.6 million and total shareholder's equity of $14.4 million on December 31, 1998. The return on average equity in 1998 was 9.6% and return on average assets was 0.81% compared to 13.6% and 1.18%, respectively, in 1997 (see "Summary of Results of Operations").

      In June of 1998, CFS opened a new regional office in Williamsburg and in October, consolidated the two operation support areas in a newly remodeled Operations Center in Kilmarnock. The Bank now operates ten banking offices. At year end, the Company opened Chesapeake Financial Group, Inc., a wholly owned subsidiary of the Company offering comprehensive, individualized, portfolio management services. New interest bearing products were introduced through the Bank to fulfill customer needs for the new millennium and CFS initiated programs to ensure compliance with Year 2000 standards by June of 1999. Simultaneously with the Year 2000 effort, management built a technology infrastructure to position the Company to maintain and further develop the competitive advantage available to a community bank.

      Loan growth reached record highs during 1998 and the average annual loan growth rate for the last five years has exceeded 10.0%. Asset quality was maintained during this growth period with past due loans at record lows and the reserve for loan loss remained at adequate levels. The Bank maintained its "well capitalized" status, the highest ranking available from the Federal Deposit Insurance Corporation.

Summary of Results of Operations

      Earnings for 1998 were $1,388,733 or $1.07 per share (fully diluted) compared to $1,750,509 or $1.40 per share in 1997, a decrease of 23.6% or $361,776. The results of operations would have exceeded the prior year's performance except for two non-recurring events. The Company wrote off $297,102 or $0.15 per share, based on a series of disputed international electronic transactions involving VISA International. The Company also added $410,000 or $0.21 per share, to the provision for loan losses to provide for a specific loan, which was classified as "doubtful." Precautions were taken to prevent the recurrence of these two unique events.

      Net interest income during 1998 increased $656,302 or 11.0% over the $5,954.029 reported in 1997. Noninterest income increased to $3,838,455 in 1998, up 28.7% over the 1997 level of $2,981,652. All noninterest income items exceeded 1997 results, except for ATM fee income and FHLMC servicing fee income. Cash management fee income was up 59.6% or $356,502, merchant card income was up 77.6% or $286,749 and trust fee income was up 12.9% or $118,653. Other noninterest income was up 68.8% or $168,216, due in part to increased fee income from annuity sales and other nondeposit investment products. FHLMC servicing income was down 2.4% or $2,933 from 1997. Total noninterest expenses for 1998 were $8,104,425, up 23.6% over the 1997 total of $6,555,794.

      Earnings for 1997 of $1,750,509 or $1.40 (fully diluted) compared to $1,575,136 or $1.27 per share in 1996 completed a three year string of double digit earnings growth. The 11.1% increase in net income resulted primarily from a 10.5% increase or $566,773 in net interest income. Noninterest income increased to $2,981,652 in 1997, up 16.5% over the 1996 level of $2,559,496. All noninterest income items were up for 1997, except other income and FHLMC servicing fee income. Cash management fee income was up 56.6% or $216,018, merchant card income was up 80.7% or $165,003, trust income was up 12.8% or $104,595, and ATM income was up 33.6% or $50,087. Other income was down 32.5% or $118,053 due to a one time recovery in 1996. FHLMC servicing income was down 7.13% or $9,337 from 1996. Total noninterest expenses for 1997 were $6,555,794, up 14.6% over the 1996 total of $5,720,313.

--------------------------------------------------------------------------------
28

                                                              1998 Annual Report
--------------------------------------------------------------------------------

      In 1996 earnings were $1,575,136 or $1.27 compared to $1,264,702 or $1.02 per share in 1995. The 24.6% increase in net income resulted from a 20.7% increase in noninterest income, an increase of 6.5% in net interest income after provision for loan losses, and holding noninterest expense to a 6.9% increase. Most noninterest income items were up for 1996, with trust income up 12.4%, cash management income up 47.6%, and ATM income up 160.7%. Net interest income increased to $5,387,256 in 1996, up 7.7% over the 1995 level of $4,999,818.

Assets:  Loan Portfolio

      The net loan portfolio totaled $109.4, $102.1, and $90.4 million for 1998, 1997, and 1996, respectively, representing an increase of 7.2% for 1998 from 1997, 12.9% for 1997 from 1996, and 11.6% for 1996 from 1995. All loan categories except real estate - mortgage and participations were up during 1998. Consumer loans increased 31.4% or $5.1 million for 1998 over 1997 levels of $16.3 million. Participations with other banks decreased $0.3 million or 17.2% and real estate construction loans increased 88.5% or $2.6 million during 1998. Real estate - mortgage loans were down 15.3% or $5.9 million. The real estate - mortgage totals are not indicative of the volume of loans processed during the year. Over $35.7 million in real estate related loans were closed. Of this total $27.0 million were sold in the secondary market. Commercial loans increased 13.1% or $5.7 million.

      On December 31, 1998, the loan portfolio consisted of 44.0% of commercial loans and 34.5% of single family residential and residential construction loans. The commercial loans consist principally of business loans such as retail, hospitality, service and professional, marine industry, and commercial real estate loans where real estate is the primary collateral, plus a very small portion of agriculture loans. Management attempts to reduce the Bank's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. The Bank has historically engaged in limited mortgage lending secured by multi family and agricultural properties. At year end, residential real estate construction accounted for 4.9% of total loans outstanding. The Bank's consumer installment portfolio remains its third largest major loan category.

      Consistent with its focus on providing community based financial services, the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

      Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $747,916 at December 31, 1998, representing no substantial change from $791,344 million from December 31, 1997. Past due loans were 0.7% of total loans at December 31, 1998, the lowest in the Bank's recent history.

Asset Quality-Provision/Reserve for Loan Losses

      The provision for loan losses is a charge against earnings necessary to maintain the reserve for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio.

      The 1998 provision of $620,000 brought the net reserve for loan losses to $2,023,752 or 1.82% of gross loans. There was a provision of $75,000 in 1997 compared to the 1996 provision of $150,000. Management and the Board of Directors believe that the total reserve at year end was adequate relative to current levels of risk in the portfolio. Continued loan growth may warrant additional provisions in the future. The reserve for loan losses as a percent of gross loans less unearned discounts was 1.82% on December 31, 1998, 1.72% in 1997 and 1.80% in 1996. Loan charge offs totaled $335,637 in 1998, $41,956 in
1997, and $157,448 in 1996. Recoveries for the same periods were $19,324, $54,177, and $197,111, respectively.

      The Bank maintains a reserve for loan loss which management believes represents a conservative estimate of potential losses inherent in the Bank's loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus the growth (if any) in the loan portfolio. In determining the adequacy of the reserve for loan losses, management uses a methodology, which specifically identifies and reserves for higher risk loans. A general reserve is established of non-specifically reserved loans. Loans in a nonaccrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and cash flow of customers.

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

      Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in late 1997 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to the Company's current levels of performance. Management intends to schedule a similar review 33 during 1999.

Investment Securities
---------------------

      At year end, total securities and time deposits with other banks were $42.5 million, down 3.3% from the $43.9 million on December 31, 1997, which was up 16.5% from $37.7 million on December 31, 1996. Investment portfolio liquidity and deposit growth provided funding for the increases in the loan portfolio.

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

      At December 31, 1998, securities available for sale totaled $42.5 million and at December 31, 1997 the total was $43.9 million. Fair market value of the portfolio exceeded book value by $174,267 and $328,577, net of the tax effect, at December 31, 1998 and 1997, respectively. This is within risk limits established by the Board and the Asset/Liability Management Committee.

      The securities portfolio decreased 3.3% or $1.4 million in 1998, following an increase of 16.5% or $6.2 million in 1997 over 1996. U. S. Government Agencies decreased 4.5% or $1.3 million during 1998. Investments in state and political subdivisions increased 8.4% or $1.0 million during 1998. Investments in U.S. Treasury issues decreased $1.2 million or 70.5% from 1997, which decreased $1.3 million, or 44.2% from 1996. Management increased the investment in securities of state and political subdivisions to utilize the tax free income. Management has also changed the investment strategy to increase the mortgage-backed securities portfolio. This long term strategy is expected to increase current income and improve the total return of the overall portfolio without assuming amounts of risk greater than limits established and monitored by the Board.

Liabilities:  Deposits
----------------------

      Deposits totaled $164.6, $147.5, and $127.6 million for 1998, 1997, and 1996, respectively, representing an increase of 11.6% for 1998 from 1997 and an increase of 15.6% for 1997 from 1996. There was a 3.1% decrease in certificates of deposit. Noninterest bearing deposits increased to $4.6 million or 23.8% from $19.3 million on December 31, 1997 and savings balances increased during 1998 by 37.8% or $15.3 million to $55.7 million. This is a reverse of the prior year's reported results when most deposit growth resulted in increases in certificates of deposit. Marketing and sales efforts have focused on growing these deposit categories and that strategy will be continued.

Shareholders' Equity
--------------------

      Future growth and expansion of the Company is dictated by the ability to produce capital, which is generated principally by the earnings of the Bank. As of December 31, 1998, the Company's primary capital to asset ratio was 9.2%. The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established a capital based supervisory system for all insured depository institutions including state chartered, Federal Reserve member banks. Under this new requirement, the Bank continues to be certified as a "well capitalized" institution, which is the highest level of this ranking.

      Federal regulators also have adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For Chesapeake, Tier 1 capital is composed of common equity and retained earnings. Tier 1 capital to risk weighted assets and Tier 1 capital to average assets (called leveraged capital) must be 4%. On December 31, 1998, the Company had ratios of Tier 1 risk based capital to risk weighted assets of 11.3%, total risk based capital to risk weighted assets of 12.6%, and Tier 1 leverage capital of 8.4%. At December 31, 1997, these ratios were 12.2%, 13.5% and 8.5%, respectively, well above the regulatory minimums and exceed the minimums for the "well capitalized" designation.

--------------------------------------------------------------------------------
30

                                                              1998 Annual Report
--------------------------------------------------------------------------------

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

Dividend and Market Information
--------------------------------

      The Company raised its dividend to $0.28 per share in 1998, an increase of $0.05 over 1997. This increase followed another $0.03 per share dividend increase from $0.20 in 1996 to $0.23 in 1997.

      Trades in the Company's common stock have occurred infrequently on a local basis and generally involve a relatively small number of shares. Based on information made available to them, management believes that the selling price for the Company's common stock ranged 1997 from $10.59 to $16.67, and during 1998, from $16.67 to $22.91. Such transactions may not be representative of all transactions during the indicated periods of the fair value of the stock at the time of such transactions due to the infrequency of trades and the limited market for the stock. At December 31, 1998, there were 1,229,599 shares of Company's common stock outstanding held by approximately 451 holders of record.

Liquidity, Interest Rate Sensitivity, and Inflation
---------------------------------------------------

      The objectives of the Company's liquidity management policy include providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations of the Company, and to allow funding of longer-term investment opportunities and regulatory requirements. Sufficient assets are maintained on a short term basis to meet the liquidity demands anticipated by management.

      The most immediate and efficient source of liquidity is the Bank's pool of short-term investments. The Bank's primary sources of liquidity continue to be federal funds sold, time deposits with other banks, and securities maturing or repricing within one year. On December 31, 1998, approximately 36.2% of the total invested portfolio dollars mature within one year as compared to 26.4% on December 31, 1997. The Bank's loan portfolio enhances the liquidity position with 50.9% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 57.6% on December 31, 1998. Management considers the Company's liquidity to be adequate.

      Other sources of liquidity include repayment of loans, the sale of loans, and proceeds from the sale of repossessed assets and other real estate owned. The sale of loans through the secondary market operation enhances this liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for resale are stated at the lower of cost or market (or contract value), however, due to the quick turning of these assets, seldom do these loans represent more than 1% of total assets.

      Bank management maintains overnight borrowing relationships with correspondent banks for up to $10,300,000, unsecured. The Bank has other borrowing relationships for up to $13,000,000, secured.

      As of December 31, 1998, the Bank had $185,000 in repossessed assets and other real estate owned. These assets are being aggressively marketed for sale and represent a near term secondary source of liquidity. The Bank expects to realize full book value for these assets.

      Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

      While the effect of inflation is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

--------------------------------------------------------------------------------

Chesapeake Financial Shares, Inc.
--------------------------------------------------------------------------------

Net Interest Income
-------------------

      The principal source of earnings for CFS is net interest income. Net interest income is the difference between interest and fees generated by earning assets and interest expense paid to fund those assets. As such, net interest income represents the gross profit from the Bank's lending, investment, and funding activities.

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

      Net interest income totaled $6.6, $6.0, and $5.4 million for 1998, 1997, and 1996, respectively, representing an increase of 11.0% for 1998 over 1997, 10.5% for 1997 over 1996, and 7.7% for 1996 over 1995. Loan demand was strong again this year with gross total loans up 7.3% or $7.6 million for 1998 over 1997. Total interest expense was $6.2, $5.4, and $4.8 million for 1998, 1997 and 1996, respectively. On a tax equivalent annualized basis, the net interest margin was 4.5%, 4.6% and 4.6% for 1998, 1997 and 1996, respectively.

Noninterest Income
------------------

      For the year ended December 31, 1998, noninterest income was $3.8 million, a 28.7% increase over the 1997 amount of $3.0 million, which was a 16.5% increase over the 1996 amount of $2.6 million. The increase in 1998 was due to a 59.6% or $356,502 increase in our cash management service, and an increase of $286,749 or 77.6% in merchant card income. Trust income was also up 12.9% or $118,653, and ATM income was down 8.7% or $17,369. Other income was up 68.6% or $168,216 from the same period in 1997.

      Merchant card and cash management income was up due to product promotions, including incentives and aggressive pricing. We expect our market share to continue to grow in these product areas. The Company continuously seeks additional sources of noninterest income.

Noninterest Expenses
--------------------

      Total noninterest expenses increased 23.6% or $1,548,631 in 1998 over 1997. In 1997, total noninterest expenses increased 14.6% over 1996 and increased 6.9% in 1996 over 1995. The 1998 increase was due primarily to a 39.7% or $838,926 increase in other expenses. The principal components of other expenses include: merchant card expenses which were up 81.5% or $300,087, over the 1997 amount of $368,320; the check card loss of $297,102; miscellaneous expenses which were up 12.6% or $175,772 over the 1997 amount of $1,392,651; cash management expenses which were up 37.0% or $51,272 over the 1997 amount of $138,615; and advertising expenses which were up 7.0% or $14,693 over the 1997 amount of $211,136.

      Salaries and benefits were up 14.6%, or $450,156, over 1997 levels of $3,079,538. This increase was due to additional staffing for the Williamsburg office opened in June, performance incentives, and cost of living increases. Total occupancy expenses increased 19.0% or $259,549 compared to 1997, which was up 12.8%, or $155,000 from the 1996 level of $1,210,534.

      Chesapeake Financial Shares, Inc. chartered Chesapeake Financial Group, Inc. (CFG) in August of 1998. CFG has established unique partnerships with premier investment managers to offer high net worth individuals and institutions superior portfolio management coupled with highly customized service.

      Other accomplishments in 1998 include the opening of the Lafayette Street Financial Services Center in Williamsburg and the move of two support groups into a single Operations Center on School Street in Kilmarnock. These two events were significant additions to job descriptions of the employees involved, during a year of unprecedented loan growth. The staff also finished an upgrade of the entire technology backbone of the Company and a complete review of hardware and software for Year 2000 compliance. Two new products were introduced, Business Cash Management for the commercial customer and ChesVest Preferred for the consumer.
--------------------------------------------------------------------------------
32

                                                              1998 Annual Report
--------------------------------------------------------------------------------

Year 2000 Readiness Disclosure
------------------------------

      Chesapeake Financial Shares, Inc. utilizes and is dependent upon data processing systems and software, generally referred to as Information Technology or IT, to conduct its business. The IT systems include a mainframe processing system licensed to the Bank by an outside vendor and various purchased software packages which are run on in-house computers and computer networks. Non-IT systems include most other equipment and machinery, such as elevators and thermostats, that may have microcontrollers.

      Many currently installed IT systems are programmed to assume that the century portion of a date was "19" to conserve the use of storage and memory. This assumption resulted in the use of two digits (rather than four) to define the applicable year. Accordingly, computer systems that rely on two digits to define an applicable year may recognize a date using "00" as the year 1900, rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process or transmit data or engage in normal business activities.

      In 1997, the Company initiated a review and assessment of all IT and non-IT systems to confirm that they will function properly in the Year 2000. The Bank successfully completed three reviews by regulatory authorities assessing progress toward Year 2000 compliance. To date, the incremental costs of the Company's Year 2000 remediation program have been approximately $65,000. Approximately 20% of these costs were incurred in 1997 and approximately 80% were incurred in 1998. The Company estimates that expenditures in 1999 will total $ 25,000 and are expected to relate primarily to testing, contingency planning and internal certification.

      For computer systems that it has determined to be most critical, CFS expects to complete development, test, and adopt business contingency plans by June 30, 1999. These plans will conform to recently issued guidance from the FFIEC on business contingency planning for Year 2000 readiness. Contingency plans will include, among other actions, manual workarounds and identification of resource requirements and alternative solutions for resuming critical business processes in the event of a Year 2000 related failure. While management believes that it is taking the necessary steps to resolve its Year 2000 issues in a timely manner, there can be no guarantees that there will be no Year 2000 problems. At present, management does not expect that any such problems will have a material adverse effect on its business.

Forward-Looking Statements:
---------------------------

      The foregoing discussion may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the plans, objectives, future performance and business of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes occur in the regulatory environment; (5) changes occur in business conditions, impacting, among others, the Company's customers and vendors; and (6) changes occur in the securities market.



--------------------------------------------------------------------------------
                                                                              33

(CHESAPEAKE FINANCIAL SHARES, INC. LOGO)

Chesapeake Financial Shares, Inc. - Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Chairman of the Board
Chief Executive Officer

Eugene S. Hudnall, Jr.
Chairman, Noblett, Inc.
Retailer

Robert L. Stephens
Owner
The Tides Inn, Inc.
Resort Operations

T. Nash Broaddus
Chairman of the Board
Prodesco, Inc.
Textile Manufacturer

Robert S. Scheu
Retired CEO
Marine Midland Trust
Company of Western New York

Katherine W. Monroe
Shareholder

Thomas B. Denegre, Jr.
Retired Vice Chairman &
Senior Trust Officer
Chesapeake Bank

William F. Shumadine, Jr.
Senior Vice President
Lowe, Brockenbrough & Co.
Registered Investment Advisor


Chesapeake Bank - Directors
--------------------------------------------------------------------------------
Rexford F. Beckwith, III
President
Rappahannock Westminster-Canterbury

Charles C. Chase, II
President, Rappahannock
Seafood Company, Inc.

James F. Chase, Jr.
Farmer

C. Irwin Clark, III
Chairman of the Board
Hubbard Insurance Agency, Inc.

James M. Holmes, Jr.
President, Administrator
Rappahannock General Hospital

Eugene S. Hudnall, Jr.
Chairman
Noblett, Inc.

Douglas D. Monroe, Jr.
Chairman and CEO
Chesapeake Bank

Harvey B. Morgan
Pharmacist and Legislator

L. Frank Phillips, Jr.
President
L. F. Phillips & Son Oil Co., Inc.

Albert C. Pollard
President
Pollard Properties, Inc.

Robert L. Stephens
Owner
The Tides Inn, Inc.

Jeffrey M. Szyperski
President
Chesapeake Bank

Harry M. Ward
Superintendent of Schools
Mathews County


Chesapeake Bank - Officers
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Jeffrey M. Szyperski
Marshall N. Warner
John H. Hunt, II
Ted M. Kattmann
Larry T. Lawrence
John K. O'Shaughnessy
Ray H. Hargett
Betty Sue Spence
Jean H. Harper
Paul L. Wegkamp, Jr.
Dianne D. Hall
Tony K. Griggs
Suzanne D. Keyser
Cecelia G. Klink
Linda J. Bisulca
Bert H. Heath, Jr.
Brenda S. Sims
Heidi L. Wilkins
Julie A. Williams
Carlie H. Gill
Kathleen S. Banks
Doris C. Bussells
Patricia R. Lewis
Pattie G. R. Matthews
Ann Marie Pruitt
Carol C. Rakes
Becky A. Foster

Chesapeake Insurance Agency, Inc. and Chesapeake Mortgage Company, Inc. - Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus

Chesapeake Financial Group, Inc. - Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
T. Nash Broaddus
Robert S. Scheu
William F. Shumadine, Jr.


Chesapeake Bank Business Advisory Committees
--------------------------------------------------------------------------------
Middle Peninsula
Alvin L. Newton
L. Frank Phillips, Jr.
William J. Pointer

Peninsula
Henry S. Branscome
John D. Briggs
Patrick G. Duffeler
Vernon M. Geddy, III
Bruce P. Robertson
Thomas G. Tingle

Northern Neck/Mathews
Elwood G. Everington
Hank J. George
Weldon M. Howard
B.H.B. Hubbard, III
Leland T. James
John C. Miller
F. Stuart Painter
Harry Lee Self
Donald E. Smiley
R. Lee Stephens, Jr.
Robert J. Stewart, Jr.
Norman R. Tingle, Jr.

(CHESAPEAKE FINANCIAL SHARES, INC. LOGO)


P.O. Box 1419
Kilmarnock, VA 22482
804-435-1181

www.chesbank.com

Ticker Symbol    CPKF