Form 10KSB, Exhibit 13
period 1999-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 2000-03-30
CIK 847538

                                                                     Exhibit 13

                                                                DEAR SHAREHOLDER

Was December 31, 1999 the real end of a millennium and the eve of a new one? Whatever the answer, April 13, 2000 will be 100 years from the time of the Bank's origin.

     In the fall elections Republicans gained control of both houses in the Virginia General Assembly. Our Senator, John Chichester, was later elected President Pro Tempore of the Senate, the first Republican to be chosen for that office in its 142-year history. The year ended with unbelievable records in the stock market. The NASDAQ, fueled by technology and "dot com" stocks, jumped through the roof to 4,069.31, an 85.62% increase over 1998. The Virginia Tech Hokies football team ended their finest season ever, undefeated and ranked #2 nationally with the opportunity to play for the National Championship in New Orleans on January 4, 2000. The potential Y2K computer meltdown became a nonevent; economic unification was begun in Europe evidenced by its currency, the Euro; Boris Yeltsin, Russia's President, resigned; Richmond International Raceway was sold with plans to move, while Colonial Downs barely limped along; Alan Greenspan, Microsoft, and IPO's rode high along with sports utility vehicles. Optimism everywhere was the stamp of the year.

     1999 was a banner year for Chesapeake with each member of the "family group" surpassing expectations. Earnings were $2,061,269, $1.60 per share; at yearend total assets stood at $197,435,133; loans and loan loss reserves were at all- time highs, $132,893,500 and $2,253,676 respectively; and finally, net noninterest income reached new highs. With loan loss reserves at 1.7% of gross loans and past due loans at 0.84%, quality of assets was significantly stronger than peer group banks.

     With a strong employee service culture instituted throughout, Chesapeake continues to be an innovative financial provider. Moving into the next century planning, preparation and installation of ONLINE Banking and ONLINE Bill Pay are examples of progressive leadership. Chesapeake's website, www.chesbank.com, is informative and interactive. To help carry our public, visual message, three yellow VW "Bugs" decorated with the company's signature and website address, were purchased to serve as runners between the branch offices.

     Chesapeake Investment Services ended the year managing assets of over $22,000,000, more than double yearend 1998. Chesapeake Financial Group's inaugural began slowly, but gained real traction during the second half of the year. Plans for 2000 emphasize expanding market presence and communicating the assistance of individual clients in total financial management. Chesapeake Bank gained market share in all markets with special attention to our home base of Lancaster County. New bank locations are being investigated along with new products and services. All indicators are positive, creating optimism and pointing to continued growth and records in the new millennium. Specific details on the financial achievements of Chesapeake Financial Shares for 1999 are contained in this report as required by the Securities and Exchange Commission and other regulatory bodies. We hope that you will read the report focusing on management's discussion and analysis of the financial condition and results of operations.

     This year's 100th Anniversary Shareholders' meeting will be held at 4:00 p.m. on Friday, April 14, at Rappahannock Westminster-Canterbury in Irvington.

     Sincerely,

     /s/Douglas D. Monroe, Jr.          /s/Jeffrey M. Szyperski

     Douglas D. Monroe, Jr.             Jeffrey M. Szyperski
     Chairman of the Board &            President, Chesapeake Bank
     Chief Executive Officer

SELECTED FINANCIAL INFORMATION

                                                   1999              1998          1997           1996           1995
------------------------------------------------------------------------------------------------------------------------
                                                      (Dollars in thousands except ratios and per share amounts)
Results of Operations
Interest income                              $    13,423      $     12,763   $     11,361   $     10,142   $      9,556
Interest expense                                   6,174             6,153          5,407          4,755          4,556
------------------------------------------------------------------------------------------------------------------------

Net interest income                                7,249             6,610          5,954          5,387          5,000
Provision for loan losses                            211               620             75            150             84
-----------------------------------------------------------------------------------------------------------------------
Net interest income after
     provision for loan losses                     7,038             5,990          5,879          5,237          4,916
Noninterest income                                 4,524             3,838          2,982          2,559          2,120
Noninterest expenses                               8,811             8,104          6,556          5,720          5,351
------------------------------------------------------------------------------------------------------------------------

Income before tax                                  2,751             1,724          2,305          2,076          1,685
Income tax expense                                   690               335            554            501            420
------------------------------------------------------------------------------------------------------------------------
Net income                                   $     2,061      $      1,389   $      1,751   $      1,575   $      1,265
========================================================================================================================

Financial Condition
Total assets                                 $   197,435      $    181,861   $    163,916   $    142,876   $    131,258
Total deposits                                   174,823           164,639        147,519        127,630        118,687
Net loans                                        130,640           109,422        102,099         90,426         80,991
Note payable and
    subordinated debentures                            0                 0              0              0            388
Shareholders' Equity                              15,513            14,928         13,915         12,009         11,048
Average assets                                   187,429           171,987        148,948        133,376        127,230
Average shareholders'
 equity                                           15,339            14,429         12,866         11,426         10,421

Key Financial Ratios
Return on average assets                            1.10%             0.81%          1.18%          1.18%          0.99%
Return on average equity                           13.44%             9.62%         13.61%         13.78%         12.14%
Dividends paid as a percent
     of net income                                 19.73%            24.69%         16.21%         15.53%         16.97%

Per Share Data
Net income, assuming
 dilution                                    $      1.60      $       1.07   $       1.40   $       1.27   $       1.02
Cash dividends declared                      $       .32      $        .28   $       0.23   $        .20   $       0.18
Book value                                   $     12.65      $      12.14   $      11.49   $       9.93   $       8.98

--------------------------------------------------------------------------------
2                                              Chesapeake Financial Shares, Inc.

                                                     CONSOLIDATED BALANCE SHEETS

                                                      December 31, 1999 and 1998
                                                       1999             1998
--------------------------------------------------------------------------------
Assets
Cash and due from banks                            $  8,669,184    $  5,937,686
Federal funds sold                                           --       7,000,000
Securities, at approximate market value              39,396,667      42,474,916
Loans, net of allowance for loan losses of
   $2,253,676 in 1999 and $2,023,752 in 1998        130,639,824     109,422,041
Premises and equipment, net                           5,384,908       5,247,605
Accrued interest receivable                           1,337,111       1,346,616
Cash management accounts, net                         8,791,161       7,131,665
Other assets                                          3,216,278       3,300,746
--------------------------------------------------------------------------------
        Total assets                               $197,435,133    $181,861,275
================================================================================

Liabilities and Shareholders' Equity
Deposits:
   Demand accounts                                 $ 27,150,692    $ 23,830,189
   Savings and interest bearing demand deposits      67,238,177      55,718,469
   Certificates of deposit
        Denominations less than $100,000             64,458,093      69,582,581
        Denominations of $100,000 or more            15,985,253      15,507,962
--------------------------------------------------------------------------------
        Total deposits                             $174,832,215    $164,639,201


Federal Home Loan Bank advances                       4,800,000              --
Accrued interest payable                                301,247         303,269
Other liabilities                                     1,140,506       1,115,825
Long-term debt                                          847,713         874,574
Commitments and contingent liabilities                       --              --
--------------------------------------------------------------------------------
        Total liabilities                          $181,921,681    $166,932,869
--------------------------------------------------------------------------------

Shareholders' equity:
   Preferred stock, par value $1 per share;
   authorized 50,000 shares; no shares
   outstanding                                     $         --    $         --
Common stock, voting, par value $5 per share;
   authorized 2,000,000 shares; issued and
   outstanding 1,226,327 in 1999 and 1,229,599
   in 1998                                            6,131,635       6,147,995
Common stock, nonvoting, par value $5 per share;
   authorized 635,000 shares; no shares
   outstanding                                               --              --
Paid-in capital                                         264,745         523,795
Retained earnings                                     9,736,920       8,082,349
Accumulated other comprehensive income (loss)          (619,848)        174,267
--------------------------------------------------------------------------------
        Total shareholders' equity                 $ 15,513,452    $ 14,928,406
--------------------------------------------------------------------------------

        Total liabilities and shareholders' equity $197,435,133    $181,861,275
================================================================================

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
1999 Annual Report                                                            3

CONSOLIDATED STATEMENTS OF INCOME

                                                   Years Ended December 31, 1999, 1998 and 1997

                                                       1999            1998            1997
------------------------------------------------------------------------------------------------
Interest Income
     Interest and fees on loans                    $ 10,996,836    $ 10,167,293    $  9,038,054
     Interest on federal funds sold                      40,061          88,899          58,076
     Interest on time deposits with banks                13,929              --              --
     Interest and dividends on securities
          available for sale:
          Taxable                                     1,624,324       1,854,898       1,636,219
          Nontaxable                                    684,166         604,730         589,059
          Dividends                                      63,978          47,049          40,060
------------------------------------------------------------------------------------------------
               Total interest income               $ 13,423,294    $ 12,762,869    $ 11,361,468
------------------------------------------------------------------------------------------------

Interest Expense
     Savings and interest bearing accounts         $  2,065,450    $  1,237,949    $    990,450
     Certificates of deposit
          Denominations less than $100,000            3,231,757       3,932,247       3,503,931
          Denominations of $100,000 or more             680,696         896,847         850,604
     Short-term borrowings and FHLB advances            148,914          36,630          62,454
     Long-term debt                                      47,431          48,865              --
------------------------------------------------------------------------------------------------
          Total interest expense                   $  6,174,248    $  6,152,538    $  5,407,439
------------------------------------------------------------------------------------------------

          Net interest income                      $  7,249,046    $  6,610,331    $  5,954,029

     Provision for loan losses                          210,713         620,000          75,000
------------------------------------------------------------------------------------------------

          Net interest income after provision
               for loan losses                     $  7,038,333    $  5,990,331    $  5,879,029
------------------------------------------------------------------------------------------------

Noninterest Income
     Trust income                                  $  1,057,293    $  1,042,136    $    923,483
     Service charges                                    651,962         531,227         527,107
     Net (loss) on other real estate owned                   --         (59,500)             --
     (Loss) on securities available for sale           (100,003)             --          (2,365)
     Other income                                     2,915,179       2,324,592       1,533,427
------------------------------------------------------------------------------------------------
          Total noninterest income                 $  4,524,431   $  3,838,455   $  2,981,652
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
4                                              Chesapeake Financial Shares, Inc.

                                               CONSOLIDATED STATEMENTS OF INCOME


                                             1999          1998          1997
--------------------------------------------------------------------------------
Noninterest Expenses
     Salaries and benefits               $ 3,923,512   $ 3,529,694   $ 3,079,538
     Occupancy expenses                    1,692,987     1,625,083     1,365,534
     Other expenses                        3,194,954     2,949,648     2,110,722
--------------------------------------------------------------------------------
          Total noninterest expenses     $ 8,811,453   $ 8,104,425   $ 6,555,794
--------------------------------------------------------------------------------

          Income before income taxes     $ 2,751,311   $ 1,724,361   $ 2,304,887

Income tax expense                           690,042       335,628       554,378
--------------------------------------------------------------------------------

          Net income                     $ 2,061,269   $ 1,388,733   $ 1,750,509
================================================================================

Earnings per share, basic                $      1.67   $      1.13   $      1.45
================================================================================

Earnings per share, assuming dilution    $      1.60   $      1.07   $      1.40
================================================================================

See Notes to Consolidated Financial Statements.



--------------------------------------------------------------------------------
1999 Annual Report                                                            5

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Years Ended December 31, 1999, 1998 and 1997
                                                           1999           1998           1997
--------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
     Net income                                       $  2,061,269   $  1,388,733   $  1,750,509
     Adjustments to reconcile net income to
          net cash provided by operating activities:
               Depreciation and amortization               645,873        657,339        575,598
               Provision for loan losses                   210,713        620,000         75,000
               Provision for cash management
                    account losses                          72,500         67,500             --
               Deferred income tax expense (benefit)       (26,730)      (302,046)         1,681
               Amortization of premiums, net               578,018        738,887        217,385
               Net (gain) loss on sale of premises
                    and equipment                          (96,477)            --         28,806
               Loss on disposal of premises
                    and equipment                          100,779             --             --
               Loss on securities available for sale       100,003             --          2,365
               Net loss on other real estate owned              --         59,500             --
               Origination of loans available for sale  (5,918,250)    (7,881,750)    (4,251,450)
               Proceeds from sale of loans available
                    for sale                             6,012,250      8,005,750      4,033,450
               Issuance of common stock for services        42,545         62,000         54,175
               Changes in other assets and liabilities:
                    (Increase) decrease in accrued
                         interest receivable                 9,505        (46,554)      (211,861)
                    (Increase) in other assets            (214,895)      (937,928)       (52,695)
                    Increase (decrease) in accrued
                         interest payable                   (2,022)       (31,494)        62,217
                    Increase (decrease) in other
                         liabilities                        24,681        218,678        (67,389)
--------------------------------------------------------------------------------------------------
                         Net cash provided by
                              operating activities    $  3,599,762   $  2,618,615   $  2,217,791
--------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
     Purchases of securities available for sale       $(19,608,771)  $(19,242,766)  $(18,499,317)
     Proceeds from sales and calls of securities
          available for sale                             6,845,807        970,207      7,217,090
     Proceeds from maturities of securities
          available for sale                            13,970,328     18,725,164      5,458,072
     Proceeds from sale of bank premises                   187,500             --             --
     Net (increase) in loans                           (21,522,496)    (8,066,985)   (11,530,232)
     Net (increase) in cash management accounts         (1,731,996)    (3,095,524)    (1,887,724)
     Other capital expenditures                           (250,136)    (2,456,626)      (684,660)
--------------------------------------------------------------------------------------------------
          Net cash (used in) investing activities     $(22,109,764)  $(13,166,530)  $(19,926,771)
--------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
6                                             Chesapeake Financial Shares, Inc.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              1999            1998          1997
-----------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
     Proceeds from issuance of long-term debt             $         --   $    900,000   $         --
     Net increase (decrease) in short-term
          borrowings                                         4,800,000     (1,250,000)      (750,000)
     Net increase in demand accounts,
          interest-bearing demand accounts
          and savings accounts                              14,840,211     19,847,349      5,780,887
     Net increase (decrease) in certificates of deposits    (4,647,197)    (2,727,216)    14,108,616
     Net proceeds from issuance of common stock                129,312        123,175         15,914
     Acquisition of common stock                              (447,267)       (62,943)       (36,754)
     Cash dividends                                           (406,698)      (342,924)      (282,933)
     Curtailment of long-term debt                             (26,861)       (25,426)            --
-----------------------------------------------------------------------------------------------------
          Net cash provided by financing activities       $ 14,241,500   $ 16,462,015   $ 18,835,730
-----------------------------------------------------------------------------------------------------

          Net increase (decrease) in cash and
               federal funds sold                         $ (4,268,502)  $  5,914,100   $  1,126,750

     Cash and federal funds sold at beginning of year       12,937,686      7,023,586      5,896,836
-----------------------------------------------------------------------------------------------------

     Cash and federal funds sold at end of year           $  8,669,184   $ 12,937,686   $  7,023,586
-----------------------------------------------------------------------------------------------------

Supplemental Disclosures of Cash Flow Information
     Cash paid during the year for:
          Interest                                        $  6,176,270   $  6,184,032   $  5,345,222
-----------------------------------------------------------------------------------------------------

     Income taxes                                         $    807,267   $    594,326   $    479,719
-----------------------------------------------------------------------------------------------------

Supplemental Schedule of Noncash Investing
     and Financing Activities
          Unrealized gain (loss) on securities
               available for sale                         $ (1,192,864)  $   (241,463)  $    613,324
-----------------------------------------------------------------------------------------------------

          Common stock issued for services                $     42,545   $     62,000   $     54,175
-----------------------------------------------------------------------------------------------------

          Common stock dividend                           $         --   $  1,010,770   $    838,525
-----------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
1999 Annual Report                                                            7

CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY


                                                        Years Ended December 31, 1999, 1998 and 1997
                                                                          Accumulated
                                   Common                                    Other
                                   Stock,      Paid-In      Retained     Comprehensive     Comprehensive
                                   Voting      Capital      Earnings        Income            Income         Total
----------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1996               $4,198,435     $468,493   $ 7,418,259     $  (76,216)                --    $12,008,971
     Comprehensive income:
     Net income                         --           --     1,750,509             --         $1,750,509      1,750,509
     Other comprehensive income:
          Unrealized gains on
            securities available
            for sale:
              Unrealized holding
                gains on securities
                available for sale,
                net of deferred income
                taxes of $207,727       --           --            --             --            403,232             --
              Add: reclassification
                adjustment, net of
                income taxes of $804    --           --            --             --              1,561             --
----------------------------------------------------------------------------------------------------------------------
Other comprehensive
     income, net of tax                 --           --            --        404,793         $  404,793        404,793
----------------------------------------------------------------------------------------------------------------------
Total comprehensive income              --           --            --             --         $2,155,302             --
===================================================================================================================
Sale of common stock                 2,500        4,664            --             --                             7,164
Exercise of stock options            5,000        3,750            --             --                             8,750
Issuance of common stock
     for services                   21,670       32,505            --             --                            54,175
Acquisition of
     common stock                  (11,690)     (25,064)           --             --                           (36,754)
Cash dividends
     ($.23 per share)                   --           --      (282,933)            --                          (282,933)
Stock dividend                     838,525           --      (838,525)            --                                --
----------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997               $5,054,440     $484,348    $8,047,310     $  328,577                       $13,914,675
     Comprehensive income:
          Net income                    --           --     1,388,733             --         $1,388,733      1,388,733
            Other comprehensive income:
              Unrealized holding
                losses on securities
                available for sale,
                net of deferred
                income taxes
                of $79,493              --           --            --       (154,310)          (154,310)      (154,310)
----------------------------------------------------------------------------------------------------------------------
Total comprehensive income              --           --            --             --         $1,234,423             --
======================================================================================================================


--------------------------------------------------------------------------------
8                                             Chesapeake Financial Shares, Inc.

                                             CONSOLIDATED STATEMENTS OF  CHANGES
                                                         IN SHAREHOLDERS' EQUITY

                                                                          Accumulated
                                   Common                                    Other
                                   Stock,      Paid-In      Retained     Comprehensive     Comprehensive
                                   Voting      Capital      Earnings        Income            Income         Total
----------------------------------------------------------------------------------------------------------------------
Exercise of stock options           79,260       43,915            --             --                           123,175
Issuance of common
     stock for services             18,950       43,050            --             --                            62,000
Acquisition of
     common stock                  (15,425)     (47,518)           --             --                           (62,943)
Cash dividends
     ($.28 per share)                   --           --      (342,924)            --                          (342,924)
Stock dividend                   1,010,770           --    (1,010,770)            --                                --
----------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998               $6,147,995     $523,795    $8,082,349     $  174,267                       $14,928,406
----------------------------------------------------------------------------------------------------------------------
     Comprehensive income:
          Net income                    --           --     2,061,269             --         $2,061,269      2,061,269
            Other comprehensive income:
              Unrealized losses on
              securities available
              for sale:
              Unrealized holding
                losses on securities
                available for sale,
                net of deferred income
                taxes of $432,750       --           --            --             --           (860,117)            --
              Add: reclassification
                adjustment, net of
                income taxes of $34,001 --           --            --             --             66,002             --
----------------------------------------------------------------------------------------------------------------------
Other comprehensive
     income, net of tax                 --           --            --       (794,115)          (794,115)      (794,115)
----------------------------------------------------------------------------------------------------------------------
Total comprehensive income              --           --            --             --         $1,267,154             --
===================================================================================================================
Exercise of stock options           77,040       52,272            --             --                           129,312
Issuance of common stock
     for services                   16,335       26,210            --             --                            42,545
Acquisition of
     common stock                 (109,735)    (337,532)           --             --                          (447,267)
Cash dividends
     ($.33 per share)                   --           --      (406,698)            --                          (406,698)
----------------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999               $6,131,635     $264,745    $9,736,920     $ (619,848)                      $15,513,452
======================================================================================================================

See Notes to Consolidated Financial Statements.


--------------------------------------------------------------------------------
1999 Annual Report                                                            9

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

Securities
     Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. CFS classifies all securities as available for sale.

     Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans
     CFS grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Northern Neck, Middle Peninsula, Williamsburg, and James City County areas of Virginia. The ability of CFS's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

     Loans are stated at face value, net of unearned discount and the allowance for loan losses. Interest is computed by methods which result in level rates of return on principal. Nonrefundable loan fees and direct loan origination costs are recognized in operations when received and incurred, respectively. The impact of this methodology is not significantly different from recognizing the net of these fees and costs over the contractual life of the related loan.

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


--------------------------------------------------------------------------------
10                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of collateral. CFS had no loans subject to FASB No. 114 at December 31, 1999 and 1998.

Allowance for Loan Losses
     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Premises and Equipment
     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the assets' estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

Foreclosed Properties
     Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. The Bank has included $185,000 of foreclosed properties in other assets at December 31, 1999 and 1998. No real estate was acquired in settlement of loans during 1999 and 1998.

Trust Department Assets
     Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of CFS and are not included in the accompanying consolidated financial statements.

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


--------------------------------------------------------------------------------
1999 Annual Report                                                           11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of Cash Flows
     For purposes of the statement of cash flows, CFS considers cash equivalents to include cash on hand, amounts due from banks and federal funds sold.

Advertising Costs
     CFS follows the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates
     In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of foreclosed real estate and deferred tax assets.

Earnings Per Share
     Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by CFS relate solely to outstanding stock options, and are determined using the treasury stock method.

Defined Benefit Plan
     The cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.


--------------------------------------------------------------------------------
12                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2.  Securities

Amortized cost and fair values of securities available for sale as of December 31, 1999 and 1998, are as follows:

                                                     1999
---------------------------------------------------------------------------------
                                               Gross        Gross
                                Amortized    Unrealized   Unrealized      Fair
                                  Cost         Gains       (Losses)       Value
---------------------------------------------------------------------------------
U.S. Government agencies       $ 1,292,311    $      6    $ (35,100)  $ 1,257,217
Securities of state and
     political subdivisions     13,571,303      32,458     (436,859)   13,166,902
Corporate debt securities        1,565,962          --      (52,712)    1,513,250
Mortgage-backed securities      22,907,013     28,1444     (464,759)   22,470,398
Other                              988,900          --           --       988,900
---------------------------------------------------------------------------------
     Total                     $40,325,489    $ 60,608    $(989,430)  $39,396,667
=================================================================================

                                                     1998
---------------------------------------------------------------------------------
                                               Gross        Gross
                                Amortized    Unrealized   Unrealized     Fair
                                   Cost        Gains       (Losses)      Value
---------------------------------------------------------------------------------
U.S. Treasury securities       $   500,187    $  1,219   $       --   $   501,406
U.S. Government agencies         3,402,796      11,895       (6,327)    3,408,364
Securities of state and
     political subdivisions     12,329,706     602,780          (57)   12,932,429
Mortgage-backed securities      25,143,386      26,280     (377,999)   24,791,667
Other                              834,800       6,250           --       841,050
---------------------------------------------------------------------------------
     Total                     $42,210,875    $648,424    $(384,383)  $42,474,916
=================================================================================

  The amortized cost and fair value of securities available for sale as of December 31, 1999, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                           Amortized      Fair
                                              Cost        Value
--------------------------------------------------------------------------------
Due in one year or less                   $ 3,895,097  $ 3,864,403
Due after one year through five years      18,646,914   18,326,044
Due after five years through ten years      6,858,700    6,622,836
Due after ten years                         9,935,878    9,594,484
Other                                         988,900      988,900
--------------------------------------------------------------------------------
     Total                                $40,325,489  $39,396,667
================================================================================

  Proceeds from sales and calls of securities available for sale during 1999, 1998 and 1997 were $6,845,807, $970,207 and $7,217,090, respectively. Gross gains of $14,776 and $22,319 and gross losses of $114,779 and $24,684 were realized on sales and calls of securities in 1999 and 1997, respectively. There were no realized gains or losses on sales and calls of securities during 1998. The tax benefit applicable to these net realized losses amounted to $34,001 and $804 in 1999 and 1997, respectively.



--------------------------------------------------------------------------------
1999 Annual Report                                                           13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $17,916,012 and $7,214,920, at December 31, 1999 and 1998, respectively.

Note 3.  Loans

Major classifications of loans are summarized as follows:

                                                December 31,
--------------------------------------------------------------------------------
                                            1999            1998
--------------------------------------------------------------------------------
Commercial                             $ 62,099,957    $ 49,058,143
Real estate mortgage                     36,955,312      33,003,161
Real estate construction                  2,794,205       5,468,068
Consumer                                 26,831,609      21,378,419
Participations with other banks           2,691,628       1,610,393
Other                                     1,520,789         927,609
--------------------------------------------------------------------------------
                                       $132,893,500    $111,445,793
     Less allowance for loan losses       2,253,676       2,023,752
--------------------------------------------------------------------------------
                                       $130,639,824    $109,422,041
================================================================================

     Participations with other banks are secured by residential property.

     Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $155,520 and $202,434 at December 31, 1999 and 1998, respectively. If interest on these loans had been accrued, such income would have approximated $11,960 and $11,502 at December 31, 1999 and 1998, respectively.

     Changes in the allowance for loan losses are as follows:

                                                       December 31,
--------------------------------------------------------------------------------
                                           1999           1998           1997
--------------------------------------------------------------------------------
Balance at beginning of
 year                                  $2,023,752     $1,740,065     $1,652,844
     Provision for loan losses            210,713        620,000         75,000
     Loans charged off                    (27,057)      (355,637)       (41,956)
     Recoveries on loans
          previously charged off           46,268         19,324         54,177
--------------------------------------------------------------------------------
Balance at end of year                 $2,253,676     $2,023,752     $1,740,065
================================================================================


--------------------------------------------------------------------------------
14                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

                                                       December 31,
--------------------------------------------------------------------------------
                                                 1999              1998
--------------------------------------------------------------------------------
Land                                          $  762,335        $  762,335
Buildings                                      3,645,589         3,795,886
Furniture, fixtures and improvements           1,000,326         1,001,452
Mechanical equipment                           3,102,483         3,246,239
Leasehold improvements                         1,121,901           762,001
--------------------------------------------------------------------------------
                                              $9,632,634        $9,567,913
Less accumulated depreciation                  4,247,726         4,320,308
--------------------------------------------------------------------------------
                                              $5,384,908        $5,247,605
================================================================================

     For the years ended December 31, 1999, 1998 and 1997, depreciation expense was $557,201, $657,339 and $491,598, respectively.


Note 5.    Note Payable

     The Bank has unsecured lines of credit with correspondent banks totaling $21,600,000 available for overnight borrowing. The Bank also has a line of credit secured by mortgage loans totaling 10% of the Bank's total assets and a line of credit available secured by assets specifically pledged for long or short-term borrowing. As of December 31, 1999, $4,800,000 was drawn on these lines of credit. CFS has an undrawn line of credit available of $2,000,000, secured by bank stock. There were no amounts drawn at December 31, 1998.

     CFS's fixed-rate long-term debt of $847,713 at December 31, 1999 matures in 2018. The long-term debt is secured by a deed of trust on property located in Lancaster County, Virginia. Aggregate maturities during the next five years are:
2000, $25,951; 2001, $29,840; 2002, $31,523; 2003, $33,301; and 2004, $35,180.


--------------------------------------------------------------------------------
1999 Annual Report                                                           15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6.    Income Taxes

Net deferred tax assets consist of the following components as of December 31, 1999 and 1998:

                                                    1999         1998
--------------------------------------------------------------------------------
Deferred tax assets:
     Allowance for loan losses                  $  712,170   $ 615,878
     Securities available for sale                 308,975          --
     Deferred compensation                         118,149     130,108
     Accrued pension expense                        78,075     106,686
     Intangible assets                              22,052      56,439
     Other                                          74,561      51,144
--------------------------------------------------------------------------------
                                                $1,313,982   $ 960,255
--------------------------------------------------------------------------------

Deferred tax liabilities:
     Securities available for sale              $       --   $  89,774
     Accumulated discount accretion                  5,820       4,576
     Premises and equipment                        171,397     154,619
--------------------------------------------------------------------------------
                                                $  177,217   $ 248,969
--------------------------------------------------------------------------------
Net deferred tax assets:                        $1,136,765   $ 711,286
================================================================================

     The provision for income taxes charged to operations for the years ended December 31, 1999, 1998 and 1997, consists of the following:

                                              1999          1998         1997
--------------------------------------------------------------------------------
Current tax expense                       $  716,772     $ 637,674     $552,697
Deferred tax expense (benefit)               (26,730)     (302,046)       1,681
--------------------------------------------------------------------------------
                                          $  690,042     $ 335,628     $554,378
================================================================================

     The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1999, 1998 and 1997, due to the following:

                                             1999           1998         1997
--------------------------------------------------------------------------------
Computed "expected" tax expense           $ 935,446      $ 586,283    $ 783,662
Increase (decrease) in income taxes
     resulting from:
     Tax exempt interest income            (247,005)      (242,660)    (204,598)
     Other                                    1,601         (7,995)     (24,686)
--------------------------------------------------------------------------------
                                          $ 690,042      $ 335,628    $ 554,378
================================================================================


--------------------------------------------------------------------------------
16                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7.  Employee Benefit Plans

Pension Plan
     CFS has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. CFS funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

     The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 1999, computed as of October 1st of each respective year:

                                             1999         1998         1997
--------------------------------------------------------------------------------
Change in Benefit Obligation
     Benefit obligation, beginning        $1,192,692   $1,577,250   $1,311,102
     Service cost                            118,317      121,141      105,702
     Interest cost                            89,071      117,913       97,952
     Actuarial (gain) loss                   (52,197)     132,795       81,391
     Benefits paid                           (19,536)    (756,407)     (18,897)
--------------------------------------------------------------------------------
     Benefit obligation, ending           $1,328,347   $1,192,692   $1,577,250
================================================================================

Change in Plan Assets
     Fair value of plan assets,
      beginning                           $1,007,885   $1,770,008   $1,255,666
     Actual return on plan assets            140,927       (5,716)     287,179
     Employer contributions                   76,398           --      246,060
     Benefits paid                           (19,536)    (756,407)     (18,897)
--------------------------------------------------------------------------------
     Fair value of plan assets, ending    $1,205,674   $1,007,885   $1,770,008
================================================================================

Funded Status                             $ (122,673)  $ (184,807)  $  192,758
     Unrecognized net actuarial (gain)      (306,504)    (207,851)    (520,835)
     Unrecognized net obligation at
      transition                              40,694       44,764       48,834
     Unrecognized prior service cost          31,489       34,113       36,737
--------------------------------------------------------------------------------
     Accrued benefit cost included in
      other liabilities                   $ (356,994)  $ (313,781)  $ (242,506)
================================================================================


--------------------------------------------------------------------------------
1999 Annual Report                                                           17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table provides the components of net periodic benefit cost for the plans for the years ended December 31, 1999, 1998 and 1997:

                                                  1999        1998        1997
--------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
     Service cost                              $118,317   $ 121,141   $ 105,702
     Interest cost                               89,071     117,913      97,952
     Expected return on plan assets             (90,253)   (158,844)   (112,553)
     Amortization of prior service cost           2,624       2,624       2,624
     Amortization of net obligation at
      transition                                  4,070       4,070       4,070
     Recognized net actuarial (loss)             (4,218)    (15,629)    (14,119)
--------------------------------------------------------------------------------
          Net periodic benefit cost            $119,611   $  71,275   $  83,676
================================================================================

The assumptions used in the measurement of CFS's benefit obligation are shown in the following table:

                                            1999       1998       1997
--------------------------------------------------------------------------------
Weighted-Average Assumptions
Discount rate                               7.50%      7.50%      7.50%
Expected return on plan assets              9.00%      9.00%      9.00%
Rate of compensation increase               5.00%      5.00%      6.00%


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

Employee Stock Ownership Plan
     Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. CFS made cash contributions to the plan of $19,993, $19,993 and $20,000 in 1999, 1998 and 1997, respectively. These contributions are included in salaries and benefits in the accompanying income statements. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock. Dividends paid on shares held by the plan are charged to retained earnings. All shares held by the plan are treated as outstanding in computing CFS earnings per share.

401(k) Plan
     CFS has adopted a contributory 401(k) plan which covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The Corporation makes a matching contribution of up to 6% of the employee's salary. Total expense related to the plan was $30,991, $28,916 and $25,590 for 1999, 1998 and 1997.


--------------------------------------------------------------------------------
18                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

     CFS applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for CFS's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, CFS's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:


                                   Years Ended December 31, 1999, 1998 and 1997

                                            1999          1998          1997
--------------------------------------------------------------------------------
Net income                As reported    $2,061,269    $1,388,733    $1,750,509
                          Pro forma      $2,029,208    $1,367,255    $1,731,244

Earnings per share --     As reported    $     1.67    $     1.13    $     1.45
     basic                Pro forma      $     1.65    $     1.12    $     1.43

Earnings per share --     As reported    $     1.60    $     1.07    $     1.40
     assuming dilution    Pro forma      $     1.58    $     1.06    $     1.38


     The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                   Years Ended December 31, 1999, 1998 and 1997

                                            1999          1998          1997
--------------------------------------------------------------------------------
Dividend yield                              1.59%         1.58%         1.63%

Expected life                             7 years        7 years       7 years

Expected volatility                        15.22%        16.15%        14.86%

Risk-free interest rate                     6.50%         4.50%         5.31%


--------------------------------------------------------------------------------
1999 Annual Report                                                           19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     A summary of the status of the expired plan at December 31, 1999, 1998 and 1997 and the changes during the years ended on those dates is as follows:


                                      1999                  1998                 1997
-----------------------------------------------------------------------------------------------
                                         Weighted              Weighted              Weighted
                                         Average               Average               Average
                                         Exercise              Exercise              Exercise
                               Shares     Price       Shares    Price      Shares     Price
-----------------------------------------------------------------------------------------------
Outstanding at beginning
     of year                    73,008    $6.92       89,460    $7.66      90,900     $7.02
Options exercised              (15,408)    6.70      (16,452)    7.49      (1,440)     6.08
-----------------------------------------------------------------------------------------------
Outstanding at end of year      57,600     6.98       73,008     6.92      89,460      7.66
===============================================================================================
Options exercisable, end
     of year                    57,600                73,008               64,260

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

     A summary of the status of the 1996 plan at December 31, 1999, 1998 and 1997 and the changes during the years ended on those dates are as follows:


                                      1999                  1998                 1997
-----------------------------------------------------------------------------------------------
                                         Weighted              Weighted              Weighted
                                         Average               Average               Average
                                         Exercise              Exercise              Exercise
                               Shares     Price       Shares    Price      Shares     Price
-----------------------------------------------------------------------------------------------
Outstanding at beginning
     of year                   37,920    $ 12.08      25,920   $  9.77     13,680     $ 9.41
Options granted                13,500      20.96      12,000     17.07     12,240      10.16
-----------------------------------------------------------------------------------------------
Outstanding at end of year     51,420      14.41      37,920     12.08     25,920       9.77
===============================================================================================
Options exercisable, end
     of year                   13,680                     --                              --
Options available for
 grant, end of year            13,380                 26,880                          38,880


--------------------------------------------------------------------------------
20                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The status of the options outstanding at December 31, 1999 is as follows:

                                      Options Outstanding      Options Exercisable
-----------------------------------------------------------------------------------
                                                    Weighted               Weighted
 Remaining         Range of                          Average                Average
Contractual       Exercise            Number        Exercise    Number     Exercise
   Life            Price           Outstanding       Price    Exercisable   Price
-----------------------------------------------------------------------------------
  0.3          $6.94 to 7.64          12,960        $ 7.41      12,960      $7.41
  1.3          $6.08 to 6.85          20,880          6.41      20,880       6.41
  2.3          $6.94 to 7.64          23,760          7.26      23,760       7.26
  3.3          $9.03 to 18.33         16,560         10.96      13,680       9.41
  4.3          $9.93 to 22.55         16,320         12.87          --         --
  5.3              $16.67              8,040         16.67          --         --
  6.3              $20.50             10,500         20.50          --         --

Note 9.  Shareholders' Equity

     During 1999, 1998 and 1997, CFS issued 3,267 shares, 3,790 shares and 4,334 shares, respectively, of common stock to its Directors for partial compensation.


Note 10.  Commitments and Contingencies

     CFS leases certain facilities and equipment under operating leases which expire at various dates through 2007. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

     Minimum rental payments under these operating lease agreements as of December 31, 1999 are as follows:

               Year Ending
               December 31,
--------------------------------------------------------------------------------
                  2000                            $63,264
                  2001                             15,864
                  2002                              7,088
                  2003                              2,700
                  2004                              2,700

     Rent expense under operating leases aggregated $147,966, $142,610 and $129,130 for the years ended December 31, 1999, 1998 and 1997, respectively.

     As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 1999 and 1998, the aggregate amounts of daily average required balances were approximately $4,586,000 and $2,492,000, respectively.

     CFS has entered an agreement to invest a minimum of $230,000 in the Virginia Bankers Insurance Center, LLC. As of December 31, 1999, $23,000 had been invested.


--------------------------------------------------------------------------------
1999 Annual Report                                                           21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11.  Related Party Transactions

     Officers, Directors and their affiliates had borrowings of $7,203,324 and $5,967,946 at December 31, 1999 and 1998, respectively, with the Bank.

     Changes in borrowings during 1999 were as follows:

          Balance, December 31, 1998               $ 5,967,946
               Additions                             2,933,815
               Payments                             (1,698,437)
--------------------------------------------------------------------------------
          Balance, December 31, 1999               $ 7,203,324
================================================================================

     These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.


Note 12.  Other Income and Expenses

The principal components of "Other Income" in the consolidated statements of income are:

                                                  1999        1998        1997
--------------------------------------------------------------------------------
Cash management fees and discount             $1,194,408  $  954,505  $  598,003
FHLMC servicing fee income                       112,156     118,601     121,534
Merchant discount                                853,152     656,190     369,441
ATM fee income                                   240,326     181,960     199,329
Other (includes no items in
     excess of 1% of total revenue)              515,137     413,336     245,120
--------------------------------------------------------------------------------
                                              $2,915,179  $2,324,592  $1,533,427
================================================================================

The principal components of "Other Expenses" in the consolidated statements of income are:

                                                  1999        1998        1997
--------------------------------------------------------------------------------
Advertising                                   $  199,662  $  225,829  $  211,136
Merchant card                                    844,975     668,407     368,320
Cash management royalties                        357,444     189,887     138,615
Check card losses                                     --     297,102          --
Other (includes no items in
     excess of 1% of total revenue)            1,792,873   1,568,423   1,392,651
--------------------------------------------------------------------------------
                                              $3,194,954  $2,949,648  $2,110,722
================================================================================


--------------------------------------------------------------------------------
22                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13.  Earnings Per Share

     The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The potential common stock did not have an impact on net income.

                                                  1999        1998        1997
--------------------------------------------------------------------------------
Weighted average number
     of common shares, basic                   1,232,655   1,224,531   1,208,310
Effect of dilutive stock options                  55,180      68,078      43,159
--------------------------------------------------------------------------------
Weighted average number
     of common shares and dilutive
     potential common stock
     used in diluted EPS                       1,287,835   1,292,609   1,251,469
================================================================================

Note 14.  Time Deposits

Remaining maturities on certificates of deposit are as follows:

             2000                           $55,940,651
             2001                            17,751,550
             2002                             5,183,379
             2003                             1,189,543
             2004 and thereafter                378,223
--------------------------------------------------------------------------------
                                            $80,443,346
================================================================================

Note 15.  Financial Instruments With Off-Balance-Sheet Risk

     CFS is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

     CFS's exposure to credit loss is represented by the contractual amount of these commitments. CFS follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

     At December 31, 1999 and 1998, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                      Contract Amount
--------------------------------------------------------------------------------
                                                   1999              1998
--------------------------------------------------------------------------------
Commitments to grant loans                     $ 3,097,978       $ 3,780,941
Unfunded commitments under lines of credit      23,419,795        23,519,261
Commercial and standby letters of credit         2,026,730         1,063,440


--------------------------------------------------------------------------------
1999 Annual Report                                                           23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

     Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which CFS is committed. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

     Commercial and standby letters of credit are conditional commitments issued by CFS to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. CFS generally holds collateral supporting those commitments if deemed necessary.

     CFS maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $40,920 at December 31, 1999.


Note 16.  Disclosures About Fair Value of Financial Instruments

     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for CFS's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

     The following methods and assumptions were used by CFS in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term instruments approximate fair values.

Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Mortgage loans held for sale: Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable: For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future


--------------------------------------------------------------------------------
24                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposit liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings: The fair value of CFS's long-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair values for off-balance-sheet derivative financial instruments, for other than trading purposes, are based upon quoted market prices, except in the case of certain options and swaps where pricing models are used.

     The estimated fair values, and related carrying or notional amounts, of CFS's financial instruments are as follows:

                                                 1999              1998
--------------------------------------------------------------------------------
                                         Carrying     Fair     Carrying   Fair
                                          Amount      Value     Amount    Value
--------------------------------------------------------------------------------
                                           (In Thousands)        (In Thousands)
--------------------------------------------------------------------------------
Financial assets:
     Cash and short-term investments     $  8,669   $  8,669  $ 12,938  $ 12,938
     Securities                            39,397     39,397    42,475    42,475
     Loans                                130,640    129,610   109,422   110,071
     Accrued interest receivable            1,337      1,337     1,347     1,347
--------------------------------------------------------------------------------
       Total financial assets            $180,043   $179,013  $166,182  $166,831
================================================================================

Financial liabilities:
     Deposits                            $174,832   $175,606  $164,639  $165,008
     Short-term borrowings                  4,800      4,800        --        --
     Long-term debt                           848        694       875       601
     Accrued interest
      payable                                 301        301       303       303
--------------------------------------------------------------------------------
       Total financial
        liabilities                      $180,781   $181,401  $165,817  $165,912
================================================================================


--------------------------------------------------------------------------------
1999 Annual Report                                                           25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17.  Regulatory Matters

     CFS is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on CFS's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institutions' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

     Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1999 and 1998, that CFS meets all capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the Federal Reserve Bank categorized CFS as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, CFS must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


--------------------------------------------------------------------------------
26                                            Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          CFS's actual capital amounts and ratios are also presented in the table.



                                                                                                For Capital
                                                 Actual                                      Adequacy Purposes
------------------------------------------------------------------------------------------------------------------------------------
(Amount in Thousands)                       Amount     Ratio                   Amount                               Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated                      $18,073      11.7%     greater than or equal to $12,376     greater than or equal to 8.0%
         Chesapeake Bank                   $17,019      11.1%     greater than or equal to $12,288     greater than or equal to 8.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated                      $16,134      10.4%     greater than or equal to $ 6,188     greater than or equal to 4.0%
         Chesapeake Bank                   $15,093       9.8%     greater than or equal to $ 6,144     greater than or equal to 4.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated                      $16,134       8.3%     greater than or equal to $ 7,782     greater than or equal to 4.0%
         Chesapeake Bank                   $15,093       7.9%     greater than or equal to $ 7,686     greater than or equal to 4.0%
As of December 31, 1998:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated                      $16,387      12.6%     greater than or equal to $10,413     greater than or equal to 8.0%
         Chesapeake Bank                   $15,436      12.0%     greater than or equal to $10,340     greater than or equal to 8.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated                      $14,754      11.3%     greater than or equal to $ 5,207     greater than or equal to 4.0%
         Chesapeake Bank                   $13,820      10.7%     greater than or equal to $ 5,170     greater than or equal to 4.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated                      $14,754       8.4%     greater than or equal to $ 7,029     greater than or equal to 4.0%
         Chesapeake Bank                   $13,820       7.9%     greater than or equal to $ 6,966     greater than or equal to 4.0%

                                                                        To Be Well
                                                                     Capitalized Under
                                                                     Prompt Corrective
                                                                     Action Provisions
--------------------------------------------------------------------------------------------------------------
(Amount in Thousands)                                   Amount                                Ratio
--------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $15,360     greater than or equal to 10.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $ 9,216     greater than or equal to  6.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $ 9,608     greater than or equal to  5.0%
As of December 31, 1998:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $12,924     greater than or equal to 10.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $ 7,755     greater than or equal to  6.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated                                                       N/A
         Chesapeake Bank                   greater than or equal to $ 8,707     greater than or equal to  5.0%

--------------------------------------------------------------------------------
1999 Annual Report                                                           27

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

  The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 1999, the amount available for payment of additional dividends without prior regulatory approval from the Bank to the parent company is $3,222,639 or 20.8% of consolidated net assets.

                                                            1999          1998
--------------------------------------------------------------------------------
Assets
 Cash                                                  $   146,817   $   408,701
 Securities                                                671,548       550,052
 Investment in subsidiaries                             14,438,087    13,982,051
 Premises and equipment, net                               905,659       860,377
 Other assets                                              199,054        30,132
--------------------------------------------------------------------------------
       Total assets                                    $16,361,165   $15,831,313
================================================================================
Liabilities and Shareholders' Equity
 Long-term debt                                        $   847,713   $   874,574
 Other liabilities                                              --        28,333
 Shareholders' equity                                   15,513,452    14,928,406
--------------------------------------------------------------------------------
       Total liabilities and shareholders' equity      $16,361,165   $15,831,313
================================================================================

                                           Years Ended December 31, 1999, 1998 and 1997
                                                       1999         1998         1997
---------------------------------------------------------------------------------------
Income - Dividends - Bank                          $  953,000   $  325,000   $  930,000
Other                                                 138,264      151,088       87,830
---------------------------------------------------------------------------------------
       Total income                                $1,091,264   $  476,088   $1,017,830
---------------------------------------------------------------------------------------
Expenses - Interest expense                        $   47,431   $   48,865   $       --
Other expenses                                        226,213      206,692      144,747
---------------------------------------------------------------------------------------
       Total expenses                              $  273,644   $  255,557   $  144,747
---------------------------------------------------------------------------------------
Income before income taxes and equity
  in undistributed earnings of subsidiaries        $  817,620   $  220,531   $  873,083
Allocated income tax benefit                           33,230       30,856       25,552
---------------------------------------------------------------------------------------
Income before equity in undistributed
  earnings of subsidiaries                         $  850,850   $  251,387   $  898,635
Equity in undistributed earnings of subsidiaries    1,210,419    1,137,346      851,874
---------------------------------------------------------------------------------------
       Net income                                  $2,061,269   $1,388,733   $1,750,509
================================================================================

28                                             Chesapeake Financial Shares, Inc.

                                             STATEMENTS OF CASH FLOW (CONDENSED)

                                                Years Ended December 31, 1999, 1998 and 1997
                                                      1999          1998         1997
--------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                                      $ 2,061,269    $ 1,388,733    $ 1,750,509
 Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation                                      42,869         39,623           --
    Equity in undistributed earnings
     of subsidiaries                              (1,210,419)    (1,137,346)      (851,874)
    Loss on securities available for sale              3,902           --             --
    Issuance of common stock for services             42,545         62,000         54,175
    Amortization of premium                           (1,606)        (3,742)        (2,960)
     Changes in other assets and liabilities:
      (Increase) decrease in other assets           (158,794)        12,133        (10,025)
      Increase (decrease) in other liabilities       (28,333)        18,333          6,000
--------------------------------------------------------------------------------------------
        Net cash provided by
         operating activities                    $   751,433    $   379,734    $   945,825
--------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Purchase of investment securities               $  (541,652)   $      --      $  (574,284)
 Proceeds from maturities of
  investment securities                              368,000           --          100,000
 Purchases of premises and equipment                 (88,151)      (900,000)          --
 Investment in subsidiary                               --          (29,312)          --
--------------------------------------------------------------------------------------------
        Net cash provided by (used in)
         investing activities                    $  (261,803)   $  (929,312)   $  (474,284)
--------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Dividends paid                                  $  (406,698)   $  (342,924)   $  (282,933)
 Proceeds from issuance of long-term debt               --          900,000           --
 Curtailment of note payable                         (26,861)       (25,426)          --
 Acquisitions of common stock                       (447,267)       (62,943)       (36,754)
 Net proceeds from issuance of common stock          129,312        123,175         15,914
--------------------------------------------------------------------------------------------
       Net cash provided by (used in)
        financing activities                     $  (751,514)   $   591,882    $  (303,773)
--------------------------------------------------------------------------------------------
       Net increase (decrease) in cash              (261,884)        42,304        167,768
Cash at beginning of year                            408,701        366,397        198,629
--------------------------------------------------------------------------------------------
Cash at end of year                              $   146,817    $   408,701    $   366,397
--------------------------------------------------------------------------------------------
Supplemental Disclosure of Noncash
 Investing Activities, contribution of
 securities to capital of a subsidiary bank       $    --       $   970,207    $      --
--------------------------------------------------------------------------------------------

1999 Annual Report                                                            29

INDEPENDENT AUDITOR'S REPORT

          YHB

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
    and Consultants


To the Board of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

  We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 14, 2000

30                                             Chesapeake Financial Shares, Inc.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to assist the reader in understanding and evaluating Chesapeake Financial Shares' consolidated financial condition and results of operations. This discussion should be read in conjunction with the Company's audited consolidated financial statements, the accompanying notes, the Letter to Shareholders, and other information contained elsewhere in this Annual Report.

Financial Condition

  During 1999, the U.S. economy continued its ninth successive year of expansion amidst higher domestic wages and the rebound in foreign markets. Based on advance estimates, gross domestic product for the year may exceed the prior year in spite of several increases in short-term interest rates. The economic growth of Chesapeake Financial Shares, Inc. (CFS) reached record levels during the year as well. At the end of 1999, CFS had total assets of $197.4 million, representing an 8.5% increase over the December 31, 1998 balance of $181.9 million. The Company ended the year with total gross loans of $132.9 million, and total deposits of $174.8 million on December 31, 1999, up 19.4% and 6.2%, respectively. The return on average equity in 1999 was 13.4% and return on average assets was 1.10% compared to 9.6% and 0.81%, respectively, in 1998. (see "Summary of Results of Operations").

  The record loan growth of 19.4% for 1999 brought the average annual loan growth rate for the last six years to over 11.8%. The increased lending activity is consistent with Chesapeake Financial Shares' commitment to meet the economic needs of the communities served. Asset quality was maintained during this growth period with past due loans near record lows and the reserve for loan loss remaining at adequate levels, far above peer group comparisons. The Bank continued to maintain its "well capitalized" status, the highest ranking available from the Federal Deposit Insurance Corporation (FDIC).

Summary of Results of Operations

  Chesapeake Financial Shares recorded earnings of $2,061,269 for 1999 or $1.60 per share (fully diluted) compared to $1,388,733 or $1.07 per share in 1998, an increase of 48.4% or $672,536. During 1999, the increase in earnings was primarily due to net interest income after provision for loan losses of $7,038,333, up $1,048,002 or 17.5% over $5,990,331 reported in 1998. Noninterest income increased $685,976 to $4,524,431 in 1999, up 17.9% over the 1998 level of $3,838,455, while total noninterest expense increased $707,028 to $8,811,453, up 8.7% over the 1998 total of $8,104,425. All noninterest income items exceeded 1998 results except FHLMC servicing income (see "Noninterest Income"). Management repositioned tax-free securities during the year as part of investment and tax strategy. Net losses for securities sold were $100,003 for 1999.

  Earnings for 1998 were $1,388,733 or $1.07 per share (fully diluted) compared to $1,750,509 or $1.40 per share in 1997, a decrease of 20.7% or $361,776. The results of operations would have exceeded the prior year's performance except for two non-recurring events. The Company wrote off $297,102 or $0.15 per share, based on a series of disputed international electronic transactions involving VISA International. The Company also added $410,000 or $0.21 per share, to the provision for loan losses to provide for a specific loan, which was classified as "doubtful." Precautions were taken to prevent the recurrence of these two unique events.

  In 1997 earnings were $1,750,509 or $1.40 compared to $1,575,136 or $1.27 per share in 1996. The 11.1% increase in net income resulted from a 10.5% increase or $566,773 in net interest income. Noninterest income increased to $2,981,652 in 1997, up 16.5% over the 1996 level of $2,559,496. Total noninterest expenses for 1997 were $6,555,794, up 14.6% over the 1996 total of $5,720,313.

Assets: Loan Portfolio

  The loan portfolio is the largest component of earning assets for the Company and accounts for the greatest portion of total interest income. The net loan portfolio totaled $130.6, $109.4, and $102.1 million for 1999, 1998, and 1997, respectively, representing an increase of 19.4% for 1999 over 1998, 7.2% for 1998 over 1997, and 12.9% for 1997 over 1996. This growth was primarily in commercial and consumer loans.

--------------------------------------------------------------------------------
1999 Annual Report                                                            31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  All loan categories except real estate-construction were up during 1999. Commercial loans increased 26.6% or $13.0 million and consumer loans increased 25.5% or $5.5 million. Real estate-mortgage loans were up 12.0% or $4.0 million. Participations with other banks increased $1.1 million or 67.1% and real estate construction loans decreased 48.9% or $2.7 million during 1999.

  On December 31, 1999, the loan portfolio consisted of 46.7% commercial loans, 29.9% single family residential and residential construction loans, and 20.2% consumer loans. The commercial loans consisted principally of business loans such as retail, service and professional, marine industry, commercial real estate loans where real estate is the primary collateral, and hospitality, plus a very small portion of agricultural loans. Management attempted to reduce the Bank's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. Historically, the Bank has engaged in limited mortgage lending secured by multi family and agricultural properties. At year end, residential real estate construction accounted for 2.1% of total outstanding loans.

  Consistent with its focus on providing community based financial services, the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

  Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $340,520 at December 31, 1999, which represented a substantial decrease from $932,916, at December 31, 1998. Past due loans were 0.8% of total loans at December 31, 1999.

Asset Quality-Provision/Allowance for Loan Losses

  The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio. The allowance for loan losses represents management's estimate of the amount adequate to provide for potential losses inherent in the loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus any growth in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and reserves for higher risk loans. A general reserve is established of non- specifically reserved loans. Loans in a non-accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and cash flow of customers.

  The 1999 provision of $210,713 brought the net allowance for loan losses to $2,253,676 or 1.7% of gross loans. The allowance for loan losses as a percent of gross loans less unearned discounts was 1.8% on December 31, 1998, and 1.7% in 1997. There was a provision of $620,000 in 1998 compared to the 1997 provision of $75,000. Continued loan growth may warrant additional provisions in the future. Loans charged off totaled $27,057 in 1999, $355,637 in 1998, and $41,956 in 1997. Recoveries for the same periods were $46,268, $19,324, and $54,177, respectively. Management and the Board of Directors believe that the total allowance at year end was adequate relative to current levels of risk in the portfolio

  Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in late 1997 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to the Company's current levels of performance. A similar review will be completed during the first quarter of 2000.

Investment Securities

  All of the Company's securities are classified as securities available for sale. Securities may be classified as investment securities (held to maturity) when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities available for sale include securities that may be sold in response
--------------------------------------------------------------------------------
32                                             Chesapeake Financial Shares, Inc.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

to changes in market interest rates, changes in the securities prepayment risk, increases in loan demand, general liquidity needs and other similar factors. Securities available for sale are carried at fair market value. Deposit growth, short term borrowing, and investment portfolio liquidity provided funding for the increases in the loan portfolio.

  The book value of the portfolio exceeded fair market value by $613,023, net of the tax effect, at December 31, 1999, and fair market value exceeded book value by $174,267, net of the tax effect, at December 31, 1998. This is within risk limits established by the Board and the Asset/Liability Management Committee.

  At year end, total securities were $39.4 million, down 7.3% from the $42.5 million on December 31, 1998, which was also down 3.3% from $43.9 million on December 31, 1997. U. S. Government Agencies decreased 62.0% or $2.1 million during 1999. Investments in state and political subdivisions (book value) increased 10.1% or $1.2 million during 1999 and investments in corporate debt securities increased 100% to $1,513,250. Investments in U.S. Treasury issues and mortgage-backed securities also decreased from 1998 levels. Management increased the investment in securities of state and political subdivisions to utilize the tax free income. This strategy further diversified the portfolio and improved the total return of the overall portfolio without assuming amounts of risk greater than limits established and monitored by the Board.

Liabilities: Deposits

  The Company depends on deposits to fund most of its lending activities, generate fee income opportunities, and create a market for other financial service products. Deposits are also the largest component of the Company's liabilities and account for the greatest portion of interest expense.

  Deposits totaled $174.8, $164.6, and $147.5 million for 1999, 1998, and 1997, respectively, and represented an increase of 6.2% for 1999 over 1998 and an increase of 11.6% for 1998 over 1997. There was a 5.5% decrease in certificates of deposit during 1999. Noninterest bearing deposits increased to $27.1 million or 14.3% from $23.8 million on December 31, 1998 and savings balances increased during 1999 by 20.7% or $11.5 million to $67.2 million. Marketing and sales efforts were successful relative to growing the various deposit categories.

Shareholders' Equity

  Capital represents funds, earned or obtained, over which management can exercise greater control in comparison with deposits and borrowed funds. Future growth and expansion of the Company is dictated by the ability to produce capital. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the Company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.

  Federal regulators have adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For CFS, Tier 1 capital is composed of common equity and retained earnings. Tier 1 capital to risk weighted assets and Tier 1 capital to average assets (called leveraged capital) must be 4%. On December 31, 1999, the Company had ratios of Tier 1 risk based capital to risk weighted assets of 10.4%, total risk based capital to risk weighted assets of 11.7%, and Tier 1 leverage capital of 8.3%. At December 31, 1998, these ratios were 11.3%, 12.6% and 8.4%, respectively, well above the regulatory minimums and exceeded the requirements for FDIC's "well capitalized" designation. As of December 31, 1999,the Company's primary capital to asset ratio was 8.9%.

Dividend and Market Information

  The Company's stock has traded on the "OTC" (Over The Counter) market under the symbol "CPKF" for several years. The Company raised its dividend to $0.33 per share in 1999, an increase of $0.05 over 1998. This increase followed another $0.05 per share dividend increase from $0.23 in 1997 to $0.28 in 1998. Trades in the Company's common stock occurred infrequently and generally involved a relatively small number of shares. Based on information available the selling price for the Company's common stock ranged during 1998 from $16.67 to $22.91, and during 1999, from $16.50 to $25.00. Such transactions may not be representative of all transactions
--------------------------------------------------------------------------------
1999 Annual Report                                                            33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

during the indicated periods, of the fair value of the stock at the time of such transactions, due to the infrequency of trades and the limited market for the stock. At December 31, 1999, there were 1,226,327 shares of Company's common stock outstanding held by approximately 453 holders of record.

Liquidity, Interest Rate Sensitivity, and Inflation

  The objectives of the Company's liquidity management policy includes providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations of the Company, and to allow funding of longer-term investment opportunities and regulatory requirements. The objective of providing adequate funding should be accomplished at reasonable costs and on a timely basis. Management considers the Company's liquidity to be adequate.

  The Bank's primary sources of liquidity continue to be federal funds purchased, time deposits with other banks, securities maturing within one year, loan curtailment, and short term borrowing. On December 31, 1999, approximately 16.1% of the total invested portfolio dollars mature within one year as compared to 36.2% on December 31, 1998. The Bank's loan portfolio was also liquid with 50.2% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 50.9% on December 31, 1998. The reduction in investment liquidity was consistent with the current investment strategy and was offset by increases in liability liquidity as discussed later in this section.

  Other sources of liquidity include the sale of loans, and proceeds from the sale of repossessed assets and other real estate owned. The sale of loans through the secondary market operation enhances the liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for resale are stated at the lower of cost or market (or contract value), however, due to the quick turning of these assets, seldom do these loans represent more than 1% of total assets.

  Bank management maintains overnight borrowing relationships with correspondent banks for up to $21,600,000, unsecured. The Bank and CFS have other secured borrowing relationships for up to $11,400,000.

  As of December 31, 1999, the Bank held $185,000 in repossessed assets and other real estate owned. These assets have been aggressively marketed for sale and represented a near term secondary source of liquidity. The Bank should realize full book value on disposal of these assets.

  Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. Interest rate sensitivity refers to the difference between assets and liabilities subject to repricing, maturity, or volatility during a specified period. Management's objective in controlling interest rate sensitivity is to reprice loans and deposits and make investments that will maintain a profitable net interest margin (see Net Interest Income).

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

Net Interest Income

  The principal source of earnings for CFS is net interest income. Net interest income is the difference between interest plus fees generated by earning assets and interest expense paid to fund those assets. As such, net interest income represents the gross profit from the Bank's lending, investment, and funding activities.

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

--------------------------------------------------------------------------------
34                                             Chesapeake Financial Shares, Inc.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Net interest income totaled $7.2, $6.6, and $6.0 million for 1999, 1998, and 1997, respectively, representing an increase of 9.7% for 1999 over 1998, 11.0% for 1998 over 1997, and 10.5% for 1997 over 1996. Loan demand was strong again this year with gross total loans up 19.2% or $21.4 million for 1999 over 1998. Total interest expense was $6.2, $6.2, and $5.4 million for 1999, 1998 and 1997, respectively. On a tax equivalent annualized basis, the net interest margin was 4.6%, 4.5% and 4.6% for 1999, 1998 and 1997, respectively. The improved margin resulted from improved returns on loans and investments during a rising rate environment. During this same period noninterest bearing deposits increased and certificates of deposits decreased, which kept total liability cost increases to a minimum.

Noninterest Income

  For the year ended December 31, 1999, noninterest income was $4.5 million, a 17.9% increase over the 1998 amount of $3.8 million, which was a 28.7% increase over the 1997 amount of $3.0 million. The increase in 1999 was due to a 25.1% or $239,903 increase in our cash management service, an increase of $196,962 or 30.0% in merchant card income, and an increase in other income of 24.6% or $101,801. As a result of management repositioning municipal securities as part of tax and investment strategies, losses on the sale of securities amounted to $100,003 for 1999.

  Cash management service and merchant card income was up due to general levels of business activity and product promotions, including incentives and aggressive pricing. Management expected the market share to continue to grow in these product areas. Other noninterest income was up primarily due to the sale of the Bank's former operations center in Kilmarnock, and to increased fee income from annuity sales and other nondeposit investment products.

Noninterest Expenses

  Total noninterest expenses increased 8.7% or $707,028 in 1999 over 1998. In 1998, total noninterest expenses increased 23.6% over 1997 and increased 14.6% in 1997 over 1996. The 1999 increase was due primarily to a 11.2% or $393,818 increase in salaries and benefits; merchant card expenses which were up 26.4% or $176,568, over the 1998 amount of $668,407; and cash management service expenses were up 88.2% or $167,557 over the 1998 amount of $189,887. Miscellaneous expenses were down 14.3% or $224,450 over the 1998 amount of $1,568,423.

  Salaries and benefits were up due to performance incentives and cost of living increases. Increases in merchant card and cash management services expenses were directly related to increases in gross income from these services. Total occupancy expenses increased 4.2% or $67,904 compared to 1998, which was up 19.0%, or $259,549 from the 1997 level of $1,365,534. 1999 was the first full year of occupancy for the financial services center at Lafayette Street in Williamsburg, and for the new operations center in Kilmarnock. Chesapeake Financial Group, Inc. also completed its first full year.

  Other accomplishments in 1999 included customer service training for all Company employees, the launching and upgrading of the Bank's web site, and the installation and testing of online Banking and online Bill Pay services. The focus of the year was on customer service and utilizing deployed assets while managing unprecedented loan growth. The Year 2000 rollover was completed uneventfully. Year 2000 preparation expenses were approximately $150,000 over the last three years.

Forward-Looking Statements

  The foregoing discussion may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the plans, objectives, future performance and business of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes in the regulatory environment; (5) changes in business conditions, impacting, among others, the Company's customers and vendors; and (6) changes in the securities market.

--------------------------------------------------------------------------------
1999 Annual Report                                                            35

DIRECTORS AND OFFICERS

Chesapeake Financial Shares, Inc. --
Directors
-------------------------------------
Douglas D. Monroe, Jr.
Chairman of the Board
Chief Executive Officer

Eugene S. Hudnall, Jr.
Chairman, Noblett, Inc.
Retailer

Robert L. Stephens
Owner
The Tides Inn, Inc.
Resort Operations

T. Nash Broaddus
Chairman of the Board
Prodesco, Inc.
Textile Manufacturer

Katherine W. Monroe
Shareholder

Bruce P. Robertson
President
Shirley Pewter Shops, Inc. and
The Porcelain Collector of
Williamsburg, Ltd.

William F. Shumadine, Jr.
Senior Vice President
Lowe, Brockenbrough & Co., Inc.
Registered Investment Advisor

Jeffrey M. Szyperski
President
Chesapeake Bank

Chesapeake Bank -- Directors
-------------------------------------
Rexford F. Beckwith, III
President
Rappahannock Westminster-Canterbury

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

Albert C. Pollard
President
Pollard Properties, Inc.

Robert L. Stephens
Owner
The Tides Inn, Inc.

Jeffrey M. Szyperski
President
Chesapeake Bank

Harry M. Ward
Superintendent of Schools
Mathews County

Corporate Officers
-------------------------------------
Douglas D. Monroe, Jr.
Jeffrey M. Szyperski
Marshall N. Warner
John H. Hunt, II
Ted M. Kattmann
Larry T. Lawrence
John K. O'Shaughnessy
Ray H. Hargett
Betty Sue Spence
Jean H. Light
Paul L. Wegkamp, Jr.
Dianne D. Hall
Suzanne D. Keyser
J. Mark Monroe
Tony K. Griggs
Cecelia G. Klink
Timothy P. Wilson
Brenda S. Sims
Carol C. Rakes
Vickie M. Tucker
Julie A. Williams
Linda J. Bisulca
Carlie H. Gill
Heidi L. Wilkins
Rebecca A. Foster
Kathleen S. Banks
Patricia R. Lewis
Ann Marie Pruitt

Chesapeake Insurance Agency, Inc.
and Chesapeake Mortgage Company,
Inc. -- Directors
-------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus

Chesapeake Financial Group, Inc. --
Directors
-------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
T. Nash Broaddus
Robert S. Scheu
William F. Shumadine, Jr.

Chesapeake Bank Business Advisory --
Committees
-------------------------------------
Peninsula
Vincent A. Campana
Perry M. DePue
Nancy H. Dykeman
Patrick G. Duffeler
Vernon M. Geddy, III
Bruce P. Robertson
Thomas G. Tingle

Northern Neck/Mathews
Elwood G. Everington
Hank J. George
Weldon M. Howard
B.H.B. Hubbard, III, Esq.
Leland T. James
John C. Miller
F. Stuart Painter
Harry Lee Self
Donald E. Smiley
R. Lee Stephens, Jr.
Robert J. Stewart, Jr., M.D.
Norman R. Tingle, Jr., M.D.

--------------------------------------------------------------------------------

36                                             Chesapeake Financial Shares, Inc.