Form 10-K, Exhibit 13
period 2000-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 2001-03-28
CIK 847538

                  [LOGO OF CHESAPEAKE FINANCIAL SHARES INC.]

                                   [GRAPHIC]

                     Your Blueprint for Financial Success

                                    [PHOTO]

                                2000 HIGHLIGHTS

Year ended December 31, 2000

Earnings
   Net Income                                                     $   2,227,972
   Per Share                                                      $        1.76

At Year End
   Assets                                                         $ 224,212,716
   Deposits                                                       $ 194,043,796
   Loans - Net                                                    $ 156,330,838
   Securities                                                     $  39,555,355
   Shareholders' Equity                                           $  18,330,317
   Book Value Per Share                                           $       14.90
   Number of Shareholders                                                   448

                                    CONTENTS

Chairman's Letter to Shareholders                                             1
Select Financial Information                                                  2
Consolidated Financial Statements
   Consolidated balance sheets                                                3
   Consolidated statements of income                                      4 - 5
   Consolidated statements of cash flows                                  6 - 7
   Consolidated statements of changes in shareholders' equity             8 - 9
   Notes to consolidated financial statements                           10 - 29

Independent Auditor's Report on the Financial Statements                     30

Management's Discussion & Analysis of Financial
   Condition and Results of Operations                                  31 - 35
Directors and Officers                                                       36

ON THE FRONT COVER:

Our Lafayette Street Financial Center in Williamsburg, Virginia. It serves as a blueprint for future branches.

                                                                DEAR SHAREHOLDER
No matter what you call 2000, the first year of the new millennium or the last year of the old millennium, it was one heck of a year. It was highlighted by the most unusual presidential election ever which was finally completed 37 days after the November 7 election day. Republican George W. Bush was certified as President by winning 271 electoral votes. Florida was the pivotal state, and during recounts we were introduced to the new chad "family," dimpled, pregnant, and hanging. The First Lady, Hillary Clinton, won a Senate seat in New York after having never lived in the state nor holding political office. The stock market took a major bear retreat with the Nasdaq ending down 39.29% and the Dow down 6.18%; the Federal budget surplus grew to $236.2 billion; Tiger Woods won three major golf tournaments; Venus Williams won Wimbledon, overpowering her sister, Serena; the destroyer U.S.S. Cole was bombed in Aden; all Concorde jetliners were grounded when a jet crashed killing 113 on July 25; and young Elian Gonzalez was taken from his relatives' home in Florida and returned to his father in Cuba. At the same time, we lost Peanuts creator Charles Schulz, Loretta Young, Douglas Fairbanks, Jr., Tom Landry, and Walter Matthau.
  Another year of solid earnings for Chesapeake was the result of over 100 people pulling together to meet the benchmarks of their strategic planning for the year and beyond. Earnings were $2,227,972, $1.76 per share; return on average equity was 13.3%; at the year end total assets stood at $224,213,000; loans were at an all-time high of $156,331,000, and loan loss reserves were at $2,125,000; and finally, net noninterest income also reached a new high of $5,139,728, up 13.6% over 1999. Past due loans were at an all-time yearend low of 0.82%, and the high quality of assets reported in prior years was maintained in the year 2000, significantly stronger than for peer group banks.
  As we moved into the year 2000, plans were underway to introduce Online Banking and Online Bill Pay. Over three times as many customers established Online banking accounts as were budgeted. In part this was the result of completing a two-year sales and service training initiative. Check imaging was introduced during the third quarter, allowing Online Banking customers to see copies of all checks as soon as they are paid. Additionally, all customers receive check images with their banking statements.
  Expanded training programs have been a two-year focus at Chesapeake. It was appropriate that a larger Training Center was completed in Kilmarnock and opened during the year. The Training Center seats 50 people and includes six personal computers for online instruction, with permanent teleconferencing facilities currently used between our Lafayette Financial Center in
Williamsburg and Kilmarnock. The formalized monthly employee training program includes product and service training, and more importantly, stresses our belief that customer needs give us a reason to exist as a business.
  As announced during the third quarter, Chesapeake Investment Group (CIG) became a subsidiary of Chesapeake Financial Shares to assist clients in building and protecting their wealth. This assistance involves many decisions regarding the vast array of financial products, companies, and strategic alternatives available in today's markets. The CIG client officers handle asset management services, investment services, along with trust, estate planning, and management services. Most of us, like many business owners, don't have the time nor expertise to closely watch and to maintain the discipline required to manage our investment assets. Chesapeake Investment Group provides that expertise and discipline. In addition, it provides brokerage services, manages IRA's, and through its trust and estate planning arm, helps families obtain the most from their financial resources, both in the short-term and for future generations.
  All of us at Chesapeake welcome the coming years as the opportunity for our clients, the community, and us is infinite. As we move into the future we will continue to emphasize staff training and to provide the products and technology necessary to serve the complete financial needs of our clients.
  Please review the contents of this report. We will review it at our annual shareholders meeting on Friday, April 6, at Rappahannock Westminster-Canterbury in Irvington. We look forward to seeing you.
  Sincerely,
/s/ Douglas D. Monroe, Jr.   /s/ Jeffrey M. Szyperski

  Douglas D. Monroe, Jr.    Jeffrey M. Szyperski
  Chairman of the Board &   President & Chief Executive Officer,
   Chief Executive Officer  Chesapeake Bank

SELECTED FINANCIAL INFORMATION

                                2000      1999      1998      1997      1996
-------------------------------------------------------------------------------
                              (Dollars in thousands except ratios and per share
                                                  amounts)
Results of Operations
Interest income               $  15,667 $  13,423 $  12,763 $  11,361 $  10,142
Interest expense                  7,871     6,174     6,153     5,407     4,755
-------------------------------------------------------------------------------
Net interest income               7,796     7,249     6,610     5,954     5,387
Provision for loan losses           405       211       620        75       150
-------------------------------------------------------------------------------
Net interest income after
 provision for loan losses        7,391     7,038     5,990     5,879     5,237
Noninterest income                5,140     4,524     3,838     2,982     2,559
Noninterest expenses              9,581     8,811     8,104     6,556     5,720
-------------------------------------------------------------------------------
Income before tax                 2,950     2,751     1,724     2,305     2,076
Income tax expense                  722       690       335       554       501
-------------------------------------------------------------------------------
Net income                    $   2,228 $   2,061 $   1,389 $   1,751 $   1,575
===============================================================================
Financial Condition
Total assets                  $ 224,213 $ 197,435 $ 181,861 $ 163,916 $ 142,876
Total deposits                  194,044   174,823   164,639   147,519   127,630
Net loans                       156,331   130,640   109,422   102,099    90,426
Note payable and
 subordinated debentures              0         0         0         0         0
Shareholders' Equity             18,330    15,513    14,928    13,915    12,009
Average assets                  211,055   187,429   171,987   148,948   133,376
Average shareholders' equity     16,705    15,339    14,429    12,866    11,426
Key Financial Ratios
Return on average assets          1.06%     1.10%     0.81%     1.18%     1.18%
Return on average equity         13.34%    13.44%     9.62%    13.61%    13.78%
Dividends paid as a
 percent of net income            22.1%    19.73%    24.69%    16.21%    15.53%
Per Share Data
Net income, assuming
 dilution                     $    1.76 $    1.60 $    1.07 $    1.40 $    1.27
Cash dividends declared       $     .40 $     .33 $     .28 $    0.23 $     .20
Book value                    $   14.90 $   12.65 $   12.14 $   11.49 $    9.93

--------------------------------------------------------------------------------

2                                              Chesapeake Financial Shares, Inc.

                                                     CONSOLIDATED BALANCE SHEETS

                                                   December 31, 2000 and 1999
                                                      2000          1999
------------------------------------------------------------------------------
Assets
Cash and due from banks                           $   8,965,457 $   8,669,184
Securities, at approximate market value              39,555,355    39,396,667
Loans, net of allowance for loan losses of
 $2,125,022 in 2000 and $2,253,676 in 1999          156,330,838   130,639,824
Premises and equipment, net                           5,580,409     5,384,908
Accrued interest receivable                           1,533,719     1,337,111
Cash management accounts, net                         9,209,373     8,791,161
Other assets                                          3,037,565     3,216,278
------------------------------------------------------------------------------
   Total assets                                   $ 224,212,716 $ 197,435,133
==============================================================================
Liabilities and Shareholders' Equity
Deposits:
 Demand accounts                                  $  27,396,972 $  27,150,692
 Savings and interest bearing demand deposits        64,744,254    67,238,177
 Certificates of deposit
  Denominations less than $100,000                   73,987,642    64,458,093
  Denominations of $100,000 or more                  27,914,928    15,985,253
------------------------------------------------------------------------------
   Total deposits                                 $ 194,043,796 $ 174,832,215
Federal funds purchased                               1,500,000            --
Federal Home Loan Bank advances                       8,000,000     4,800,000
Accrued interest payable                                397,244       301,247
Other liabilities                                     1,119,597     1,140,506
Long-term debt                                          821,762       847,713
Commitments and contingent liabilities                       --            --
------------------------------------------------------------------------------
   Total liabilities                              $ 205,882,399 $ 181,921,681
------------------------------------------------------------------------------
Shareholders' equity:
 Preferred stock, par value $1 per
  share; authorized 50,000 shares; no shares
  outstanding                                     $          -- $          --
Common stock, voting, par value $5 per share;
 authorized 2,000,000 shares; issued and
 outstanding 1,229,840 in 2000 and 1,226,327 in
 1999                                                 6,149,200     6,131,635
Common stock, nonvoting, par value $5 per share;
 authorized 635,000 shares; no shares
 outstanding                                                 --            --
Paid-in capital                                         153,521       264,745
Retained earnings                                    11,473,316     9,736,920
Accumulated other comprehensive income (loss)           554,280      (619,848)
------------------------------------------------------------------------------
   Total shareholders' equity                     $  18,330,317 $  15,513,452
------------------------------------------------------------------------------
   Total liabilities and shareholders' equity     $ 224,212,716 $ 197,435,133
==============================================================================

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

2000 Annual Report                                                             3

CONSOLIDATED STATEMENTS OF INCOME

                                     Years Ended December 31, 2000, 1999
                                                   and 1998

                                        2000         1999          1998
----------------------------------------------------------------------------
Interest Income
 Interest and fees on loans         $ 13,151,285 $ 10,996,836  $ 10,167,293
 Interest on federal funds sold            6,405       40,061        88,899
 Interest on time deposits with
  banks                                       --       13,929            --
 Interest and dividends on
  securities
  available for sale:
  Taxable                              1,603,676    1,624,324     1,854,898
  Nontaxable                             838,484      684,166       604,730
  Dividends                               67,623       63,978        47,049
----------------------------------------------------------------------------
    Total interest income           $ 15,667,473 $ 13,423,294  $ 12,762,869
----------------------------------------------------------------------------

Interest Expense
 Savings and interest bearing
  accounts                          $  2,185,978 $  2,065,450  $  1,237,949
 Certificates of deposit
  Denominations less than $100,000     3,894,251    3,231,757     3,932,247
  Denominations of $100,000 or more    1,352,518      680,696       896,847
 Short-term borrowings and
  FHLB advances                          395,962      148,914        36,630
 Long-term debt                           42,150       47,431        48,865
----------------------------------------------------------------------------
    Total interest expense          $  7,870,859 $  6,174,248  $  6,152,538
----------------------------------------------------------------------------

    Net interest income             $  7,796,614 $  7,249,046  $  6,610,331

 Provision for loan losses               405,496      210,713       620,000
----------------------------------------------------------------------------

    Net interest income after
     provision for loan losses      $  7,391,118 $  7,038,333  $  5,990,331
----------------------------------------------------------------------------

Noninterest Income
 Trust income                       $  1,092,849 $  1,057,293  $  1,042,136
 Service charges                         695,889      651,962       531,227
 Net (loss) on other real estate
  owned                                 (20,754)           --       (59,500)
 Gain (loss) on securities
  available for sale                      15,164     (100,003)           --
 Other income                          3,356,580    2,915,179     2,324,592
----------------------------------------------------------------------------
    Total noninterest income        $  5,139,728 $  4,524,431  $  3,838,455
----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


--------------------------------------------------------------------------------

4                                              Chesapeake Financial Shares, Inc.

                                               CONSOLIDATED STATEMENTS OF INCOME

                                       Years Ended December 31, 2000, 1999
                                                    and 1998
                                          2000        1999        1998
--------------------------------------------------------------------------
Noninterest Expenses
 Salaries and benefits                 $ 4,190,602 $ 3,923,512 $ 3,529,694
 Occupancy expenses                      1,680,330   1,692,987   1,625,083
 Other expenses                          3,709,810   3,194,954   2,949,648
--------------------------------------------------------------------------
   Total noninterest expenses          $ 9,580,742 $ 8,811,453 $ 8,104,425
--------------------------------------------------------------------------

   Income before income taxes          $ 2,950,104 $ 2,751,311 $ 1,724,361

Income tax expense                         722,132     690,042     335,628
--------------------------------------------------------------------------

   Net income                          $ 2,227,972 $ 2,061,269 $ 1,388,733
==========================================================================

Earnings per share, basic              $      1.81 $      1.67 $      1.13
==========================================================================

Earnings per share, assuming dilution  $      1.76 $      1.60 $      1.07
==========================================================================

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

2000 Annual Report                                                             5

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                     Years Ended December 31, 2000, 1999 and
                                                      1998
                                        2000           1999           1998
--------------------------------------------------------------------------------
Cash Flows from Operating
 Activities
 Net income                         $   2,227,972  $   2,061,269  $   1,388,733
 Adjustments to reconcile net
  income to
  net cash provided by operating
  activities:
   Depreciation and amortization          777,200        645,873        657,339
   Provision for loan losses              405,496        210,713        620,000
   Provision for cash management
    account losses                        190,000         72,500         67,500
   Deferred income tax (benefit)          (38,170)       (26,730)      (302,046)
   Amortization of premiums, net          343,093        578,018        738,887
   Net (gain) loss on sale of
    premises and equipment                 11,301        (96,477)            --
   Loss on disposal of premises
    and equipment                              --        100,779             --
   (Gain) loss on securities
    available for sale                    (15,164)       100,003             --
   Net loss on other real estate
    owned                                  20,754             --         59,500
   Origination of loans available
    for sale                           (2,703,760)    (5,918,250)    (7,881,750)
   Proceeds from sale of loans
    available for sale                  2,703,760      6,012,250      8,005,750
   Issuance of common stock for
    services                               79,315         42,545         62,000
   Changes in other assets and
    liabilities:
    (Increase) decrease in accrued
     interest receivable                 (196,608)         9,505        (46,554)
    (Increase) in other assets           (207,073)      (214,895)      (937,928)
    Increase (decrease) in accrued
     interest payable                      95,997         (2,022)       (31,494)
    Increase (decrease) in other
     liabilities                         (138,175)        24,681        218,678
--------------------------------------------------------------------------------
     Net cash provided by
      operating activities          $   3,555,938  $   3,599,762  $   2,618,615
--------------------------------------------------------------------------------

Cash Flows from Investing
 Activities
 Purchases of securities available
  for sale                          $  (4,340,772) $ (19,608,771) $ (19,242,766)
 Proceeds from sales and calls of
  securities available for sale         1,363,904      6,845,807        970,207
 Proceeds from maturities of
  securities available for sale         4,258,892     13,970,328     18,725,164
 Proceeds from sale of premises
  and equipment                            15,562        187,500             --
 Proceeds from sale of other real
  estate                                   92,896             --             --
 Purchase of other investments           (207,000)            --             --
 Net (increase) in loans              (26,096,510)   (21,522,496)    (8,066,985)
 Net (increase) in cash management
  accounts                               (608,212)    (1,731,996)    (3,095,524)
 Other capital expenditures            (1,077,589)      (250,136)    (2,456,626)
--------------------------------------------------------------------------------
    Net cash (used in) investing
     activities                     $ (26,598,829) $ (22,109,764) $ (13,166,530)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

6                                              Chesapeake Financial Shares, Inc.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Years Ended December 31, 2000, 1999
                                                                  and 1998
                                                       2000          1999          1998
--------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Proceeds from issuance of long-term debt          $         --  $         --  $    900,000
 Net increase (decrease) in short-term borrowings     4,700,000     4,800,000    (1,250,000)
 Net increase in demand accounts,
  interest-bearing demand accounts
  and savings accounts                                2,610,357    14,840,211    19,847,349
 Net increase (decrease) in certificates of
  deposits                                           16,719,308    (4,647,197)   (2,727,216)
 Net proceeds from issuance of common stock             110,790       129,312       123,175
 Acquisition of common stock                           (283,764)     (447,267)      (62,943)
 Cash dividends                                        (491,576)     (406,698)     (342,924)
 Curtailment of long-term debt                          (25,951)      (26,861)      (25,426)
--------------------------------------------------------------------------------------------
    Net cash provided by financing activities      $ 23,339,164  $ 14,241,500  $ 16,462,015
--------------------------------------------------------------------------------------------

    Net increase (decrease) in cash and
     cash equivalents                              $    296,273  $ (4,268,502) $  5,914,100

 Cash and cash equivalents at beginning of year       8,669,184    12,937,686     7,023,586
--------------------------------------------------------------------------------------------

 Cash and cash equivalents at end of year          $  8,965,457  $  8,669,184  $ 12,937,686
============================================================================================

Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
  Interest                                         $  7,774,862  $  6,176,270  $  6,184,032
============================================================================================

  Income taxes                                     $    847,150  $    807,267  $    594,326
============================================================================================

Supplemental Schedule of Noncash Investing
 and Financing Activities
  Unrealized gain (loss) on securities
   available for sale                              $  1,738,313  $ (1,192,864) $   (241,463)
============================================================================================

  Common stock issued for services                 $     79,315  $     42,545  $     62,000
============================================================================================

  Common stock dividend                            $         --  $         --  $  1,010,770
============================================================================================

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

2000 Annual Report                                                             7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                         Years Ended December 31, 2000, 1999 and 1998
                                                               Accumulated
                            Common                                Other
                            Stock,     Paid-In    Retained    Comprehensive Comprehensive
                            Voting     Capital    Earnings       Income        Income        Total
-------------------------------------------------------------------------------------------------------
Balance,
December 31, 1997         $ 5,054,440 $ 484,348  $ 8,047,310    $ 328,577                 $ 13,914,675
 Comprehensive income:
  Net income                       --        --    1,388,733           --    $ 1,388,733     1,388,733
  Other comprehensive income:
   Unrealized holding
    losses on securities
    available for sale,
    net of deferred
    income taxes of $79,493       --         --           --     (154,310)      (154,310)     (154,310)
-------------------------------------------------------------------------------------------------------
Total comprehensive income                                                   $ 1,234,423
========================================================================================================
Exercise of stock
 options                       79,260    43,915           --           --                      123,175
Issuance of common stock
 for services                  18,950    43,050           --           --                       62,000
Acquisition of common stock  (15,425)   (47,518)          --           --                      (62,943)
Cash dividends
 ($.28 per share)                 --         --     (342,924)          --                     (342,924)
Stock dividend              1,010,770        --   (1,010,770)          --                           --
-------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998         $ 6,147,995 $ 523,795  $ 8,082,349    $ 174,267                 $ 14,928,406
 Comprehensive income:
  Net income                       --        --    2,061,269           --    $ 2,061,269     2,061,269
   Other comprehensive income:
    Unrealized losses on securities
     available
     for sale:
      Unrealized holding
       losses on securities
       available for sale,
       net of deferred income taxes
       of $432,750                --         --           --           --       (860,117)           --
      Add: reclassification
       adjustment, net of
       income taxes
       of $34,001                 --         --           --           --         66,002            --
-------------------------------------------------------------------------------------------------------
Other comprehensive
 income, net of tax                --        --           --     (794,115)      (794,115)     (794,115)
-------------------------------------------------------------------------------------------------------
Total comprehensive income        --         --           --           --    $ 1,267,154            --
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

8                                              Chesapeake Financial Shares, Inc.

                      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                             Years Ended December 31, 2000, 1999 and 1998
                                                                     Accumulated
                                Common                                  Other
                                Stock,      Paid-In     Retained    Comprehensive Comprehensive
                                Voting      Capital     Earnings       Income        Income          Total
--------------------------------------------------------------------------------------------------------------
Exercise of stock options          77,040     52,272            --           --                      129,312
Issuance of common
 stock for services                16,335     26,210            --           --                       42,545
Acquisition of
 common stock                    (109,735)  (337,532)           --           --                     (447,267)
Cash dividends
 ($.33 per share)                      --         --      (406,698)          --                     (406,698)
--------------------------------------------------------------------------------------------------------------

Balance,
December 31, 1999             $ 6,131,635  $ 264,745  $  9,736,920   $ (619,848)                $ 15,513,452
 Comprehensive income:
  Net income                           --         --     2,227,972           --    $ 2,227,972     2,227,972
  Other comprehensive income:
   Unrealized gains on
    securities available
    for sale:
    Unrealized holding
     gains on securities
     available for sale,
     net of deferred income
     taxes of $569,341                 --         --            --           --      1,184,136            --
    Less: reclassification
     adjustment, net of
     income taxes of $5,156            --         --            --           --        (10,008)           --
--------------------------------------------------------------------------------------------------------------
Other comprehensive income,
 net of tax                            --         --            --    1,174,128    $ 1,174,128     1,174,128
--------------------------------------------------------------------------------------------------------------
Total comprehensive income             --         --            --           --    $ 3,402,100            --
==============================================================================================================
Exercise of stock options          75,600     35,190            --           --                      110,790
Issuance of common stock
 for services                      19,345     59,970            --           --                       79,315
Acquisition of
 common stock                     (77,380)  (206,384)           --           --                     (283,764)
Cash dividends
 ($0.40 per share)                     --         --      (491,576)          --                     (491,576)
Balance,
December 31, 2000             $ 6,149,200  $ 153,521  $ 11,473,316   $  554,280                 $ 18,330,317
==============================================================================================================


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

2000 Annual Report                                                             9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

General
  Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake Bank (the "Bank"). Two additional subsidiaries, Chesapeake Financial Group, Inc. and Chesapeake Insurance Agency, Inc. T/A Chesapeake Investment Services are whol-ly-owned subsidiaries of CFS and the Bank, respectively. The consolidated fi-nancial statements include the accounts of CFS and its wholly-owned subsidiar-ies. All significant intercompany accounts have been eliminated.

  The accounting and reporting policies of CFS are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Securities
  Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, which are generally held for the short term in antic-ipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive in-come. CFS classifies all securities as available for sale.

  Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans
  CFS grants mortgage, commercial and consumer loans to customers. A substan-tial portion of the loan portfolio is represented by mortgage loans throughout the Northern Neck, Middle Peninsula, Williamsburg, and James City County areas of Virginia. The ability of CFS's debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff generally are stated at their outstanding unpaid principal balances, net of unearned discount and the allowance for loan losses. Interest is computed by methods which result in level rates of return on principal. Nonrefundable loan fees and direct loan origination costs are recognized in operations when received and incurred, respectively. The impact of this methodology is not significantly different from recognizing the net of these fees and costs over the contractual life of the related loan.

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

--------------------------------------------------------------------------------

10                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  The impairment of loans that have been separately identified for evaluation is measured based on the present value of expected future cash flows or, alter-natively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of collateral. CFS had no loans subject to FASB No. 114 at December 31, 2000 and 1999.

Allowance for Loan Losses
  The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentration, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally de-termined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provi-sion for loan losses. Because of uncertainties inherent in the estimation proc-ess, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Premises and Equipment
  Premises and equipment are stated at cost less accumulated depreciation. De-preciation is computed using both straight-line and accelerated methods over the assets' estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

Foreclosed Properties
  Foreclosed properties are recorded at the lower of the outstanding loan bal-ance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in sal-able condition are expensed as incurred. The Bank has included $175,000 and $185,000 of foreclosed properties in other assets at December 31, 2000 and 1999, respectively. No real estate was acquired in settlement of loans during 2000 and 1999.

Trust Department Assets
  Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of CFS and are not included in the accompanying consolidated financial statements.

Income Taxes
  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or li-ability is determined based on the tax effects of the temporary differences be-tween the book and tax bases of the various balance sheet assets and liabili-ties and gives current recognition to changes in tax rates and laws.

--------------------------------------------------------------------------------

2000 Annual Report                                                            11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
  For purposes of the consolidated statements of cash flows, CFS considers cash equivalents to include cash on hand, amounts due from banks and federal funds sold.

Advertising Costs
  CFS follows the policy of charging the production costs of advertising to ex-pense as incurred.

Use of Estimates
  In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Earnings Per Share
  Basic earnings per share represents income available to common stockholders divided by the weighted- average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by CFS relate solely to outstanding stock options, and are determined using the treasury stock method.

Defined Benefit Plan
  The cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggre-gate cost method is utilized for funding purposes.

--------------------------------------------------------------------------------

12                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. Securities

  Amortized cost and fair values of securities available for sale as of December 31, 2000 and 1999, are as follows:

                                                 2000
----------------------------------------------------------------------------
                                           Gross      Gross
                             Amortized   Unrealized Unrealized      Fair
                                Cost       Gains     (Losses)      Value
----------------------------------------------------------------------------
U.S. Government agencies    $  1,040,000 $      --  $  (5,522)  $  1,034,478
Securities of state and
 political subdivisions       15,110,437   753,791    (25,140)    15,839,088
Corporate debt securities      1,552,694     3,163     (5,857)     1,550,000
Mortgage-backed securities    20,013,805   157,279    (37,895)    20,133,189
Other                            998,600        --         --        998,600
----------------------------------------------------------------------------
   Total                    $ 38,715,536 $ 914,233  $ (74,414)  $ 39,555,355
============================================================================

                                                 1999
----------------------------------------------------------------------------
                                           Gross      Gross
                             Amortized   Unrealized Unrealized      Fair
                                Cost       Gains     (Losses)      Value
----------------------------------------------------------------------------
U.S. Government agencies    $  1,292,311  $      6  $  (35,100) $  1,257,217
Securities of state and
 political subdivisions       13,571,303    32,458    (436,859)   13,166,902
Corporate debt securities      1,565,962        --     (52,712)    1,513,250
Mortgage-backed securities    22,907,013    28,144    (464,759)   22,470,398
Other                            988,900        --          --       988,900
----------------------------------------------------------------------------
   Total                    $ 40,325,489  $ 60,608  $ (989,430) $ 39,396,667
============================================================================

  The amortized cost and fair value of securities available for sale as of De-cember 31, 2000, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without any penalties.

                                         Amortized       Fair
                                            Cost        Value
-----------------------------------------------------------------
Due in one year or less                 $  1,176,132 $  1,182,198
Due after one year through five years     14,030,173   14,163,116
Due after five years through ten years    11,825,865   11,951,195
Due after ten years                       10,684,766   11,260,246
Other                                        998,600      998,600
-----------------------------------------------------------------
   Total                                $ 38,715,536 $ 39,555,355
=================================================================

  Proceeds from sales and calls of securities available for sale during 2000, 1999 and 1998 were $1,363,904, $6,845,807 and $970,207, respectively. Gross re-
alized gains amounted to $15,164 and $14,776 in 2000 and 1999, respectively. There were no gross realized losses in 2000 and gross realized losses amounted to $114,779 in 1999. There were no realized gains or losses on sales and calls of securities during 1998. The tax benefit (provision) applicable to these net realized gains and losses amounted to $(5,156) and $34,001 in 2000 and 1999, respectively.


--------------------------------------------------------------------------------

2000 Annual Report                                                            13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $13,876,694 and $17,916,012 at December 31, 2000 and 1999, respectively.

Note 3. Loans

Major classifications of loans are summarized as follows:

                                          December 31,
--------------------------------------------------------------
                                       2000          1999
--------------------------------------------------------------
Commercial                         $  76,314,864 $  62,099,957
Real estate mortgage                  41,673,571    36,955,312
Real estate construction               5,464,602     2,794,205
Consumer                              31,792,163    26,831,609
Participations with other banks        2,377,819     2,691,628
Other                                    832,841     1,520,789
--------------------------------------------------------------
                                   $ 158,455,860 $ 132,893,500
   Less allowance for loan losses      2,125,022     2,253,676
--------------------------------------------------------------
                                   $ 156,330,838 $ 130,639,824
==============================================================

  Participations with other banks are secured by residential property.

  Nonaccrual loans excluded from impaired loan disclosure under FASB No. 114 amounted to $562,813, $155,520 and $202,434 at December 31, 2000, 1999 and
1998, respectively. If interest on these loans had been accrued, such income would have approximated $52,051, $11,960 and $11,502 at December 31, 2000, 1999 and 1998, respectively.

  Changes in the allowance for loan losses are as follows:

                                                       December 31,
----------------------------------------------------------------------------------
                                               2000         1999         1998
----------------------------------------------------------------------------------
Balance at beginning of year                $ 2,253,676  $ 2,023,752  $ 1,740,065
 Provision for loan losses                      405,496      210,713      620,000
 Loans charged off                             (611,981)     (27,057)    (355,637)
 Recoveries on loans previously charged off      77,831       46,268       19,324
----------------------------------------------------------------------------------
Balance at end of year                      $ 2,125,022  $ 2,253,676  $ 2,023,752
==================================================================================

--------------------------------------------------------------------------------

14                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

                                               December 31,
--------------------------------------------------------------
                                          2000        1999
--------------------------------------------------------------
Land                                  $    762,335 $   762,335
Buildings                                3,657,926   3,645,589
Furniture, fixtures and improvements     1,087,624   1,000,326
Mechanical equipment                     3,647,189   3,102,483
Leasehold improvements                   1,263,394   1,121,901
--------------------------------------------------------------
                                      $ 10,418,468 $ 9,632,634
   Less accumulated depreciation         4,838,059   4,247,726
--------------------------------------------------------------
                                      $  5,580,409 $ 5,384,908
==============================================================

  For the years ended December 31, 2000, 1999 and 1998, depreciation expense was $675,533, $557,201 and $574,253, respectively.

Note 5. Note Payable

  The Bank has unsecured lines of credit with correspondent banks totaling $12,456,000 available for overnight borrowing. The Bank also has a line of credit secured by mortgage loans totaling 20% of the Bank's total assets and a line of credit available secured by assets specifically pledged for long or short-term borrowing. As of December 31, 2000 and 1999, $8,000,000 and $4,800,000 was drawn on these lines of credit, respectively. CFS has an undrawn line of credit available of $2,000,000, secured by Bank stock.

  CFS's fixed-rate long-term debt of $821,762 at December 31, 2000 matures in 2018. The long-term debt is secured by a deed of trust on property located in Lancaster County, Virginia. Aggregate maturities during the next five years are: 2001, $29,840; 2002, $31,523; 2003, $33,301; 2004, $35,180 and 2005,
$37,164.

--------------------------------------------------------------------------------

2000 Annual Report                                                            15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Income Taxes

Net deferred tax assets consist of the following components as of December 31, 2000 and 1999:


                                                          2000        1999
------------------------------------------------------------------------------
Deferred tax assets:
 Allowance for loan and cash management account losses $   742,924 $   712,170
 Securities available for sale                                  --     308,975
 Deferred compensation                                     123,869     118,149
 Accrued pension expense                                    65,026      78,075
 Intangible assets                                          11,555      22,052
 Other                                                      70,397      74,561
------------------------------------------------------------------------------
                                                       $ 1,013,771 $ 1,313,982
------------------------------------------------------------------------------
Deferred tax liabilities:
 Securities available for sale                         $   285,538 $        --
 Accumulated discount accretion                                 --       5,820
 Premises and equipment                                    147,811     171,397
------------------------------------------------------------------------------
                                                       $   433,349 $   177,217
------------------------------------------------------------------------------
Net deferred tax asset                                 $   580,422 $ 1,136,765
==============================================================================

  The provision for income taxes charged to operations for the years ended De-cember 31, 2000, 1999 and 1998, consists of the following:

                          2000       1999       1998
--------------------------------------------------------
Current tax expense     $ 760,302  $ 716,772  $ 637,674
Deferred tax (benefit)    (38,170)   (26,730)  (302,046)
--------------------------------------------------------
                        $ 722,132  $ 690,042  $ 335,628
========================================================

  The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2000, 1999 and 1998, due to the following:

                                        2000        1999       1998
-----------------------------------------------------------------------
Computed "expected" tax expense      $ 1,003,035  $ 935,446  $ 586,283
Increase (decrease) in income taxes
 resulting from:
  Tax exempt interest income            (271,508)  (247,005)  (242,660)
  Other                                   (9,395)     1,601     (7,995)
-----------------------------------------------------------------------
                                     $   722,132  $ 690,042  $ 335,628
=======================================================================

--------------------------------------------------------------------------------

16                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Employee Benefit Plans

Pension Plan
  CFS has a noncontributory, defined benefit pension plan for all full-time em-ployees over 21 years of age. Benefits are generally based upon years of serv-ice and the employees' compensation. CFS funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

  The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2000, computed as of October 1st of each respective year:

                                           2000         1999         1998
------------------------------------------------------------------------------
Change in Benefit Obligation
 Benefit obligation, beginning          $ 1,328,347  $ 1,192,692  $ 1,577,250
 Service cost                               129,817      118,317      121,141
 Interest cost                               99,252       89,071      117,913
 Actuarial (gain) loss                      217,992      (52,197)     132,795
 Benefits paid                              (52,600)     (19,536)    (756,407)
------------------------------------------------------------------------------
 Benefit obligation, ending             $ 1,722,808  $ 1,328,347  $ 1,192,692
==============================================================================
Change in Plan Assets
 Fair value of plan assets, beginning   $ 1,205,674  $ 1,007,885  $ 1,770,008
 Actual return on plan assets               184,069      140,927       (5,716)
 Employer contributions                     122,981       76,398           --
 Benefits paid                              (52,600)     (19,536)    (756,407)
------------------------------------------------------------------------------
 Fair value of plan assets, ending      $ 1,460,124  $ 1,205,674  $ 1,007,885
==============================================================================
Funded Status                           $  (262,684) $  (122,673) $  (184,807)
 Unrecognized net actuarial (gain)         (156,623)    (306,504)    (207,851)
 Unrecognized net obligation at
  transition                                 36,624       40,694       44,764
 Unrecognized prior service cost             28,865       31,489       34,113
------------------------------------------------------------------------------
 Accrued benefit cost included in other
  liabilities at October 1              $  (353,818) $  (356,994) $  (313,781)
 Contribution made in December              148,958      122,981           --
------------------------------------------------------------------------------
 Accrued benefit cost included in other
  liabilities at December 31            $  (204,860) $  (234,013) $  (313,781)
==============================================================================


--------------------------------------------------------------------------------

2000 Annual Report                                                            17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The following table provides the components of net periodic benefit cost for the plan for the years ended December 31, 2000, 1999 and 1998:

                                                2000       1999       1998
------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
 Service cost                                 $ 129,817  $ 118,317  $ 121,141
 Interest cost                                   99,252     89,071    117,913
 Expected return on plan assets                (108,064)   (90,253)  (158,844)
 Amortization of prior service cost               2,624      2,624      2,624
 Amortization of net obligation at transition     4,070      4,070      4,070
 Recognized net actuarial (loss)                 (7,894)    (4,218)   (15,629)
------------------------------------------------------------------------------
   Net periodic benefit cost                  $ 119,805  $ 119,611  $  71,275
==============================================================================

The assumptions used in the measurement of CFS's benefit obligation are shown in the following table:

                                2000  1999  1998
-------------------------------------------------
Weighted-Average Assumptions
Discount rate                   7.50% 7.50% 7.50%
Expected return on plan assets  9.00% 9.00% 9.00%
Rate of compensation increase   5.00% 5.00% 5.00%


Deferred Compensation Agreements
  The Bank and CFS have deferred compensation agreements providing for monthly payments to an officer of each company commencing at retirement. The liabili-ties under these agreements are being accrued over the officers' remaining pe-riods of employment such that the then present value of the monthly payments will have been accrued by retirement date. CFS funds the deferred compensation commitments through life insurance policies on the officers. One of the offi-cers is currently retired and receiving benefits under this plan.

Employee Stock Ownership Plan
  Generally, full-time employees who have completed one calendar year of serv-ice are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. CFS made cash contributions to the plan of $19,993 during each of the years ended December 31, 2000, 1999 and 1998. These contributions are included in salaries and benefits in the accompanying income statements. An employee's pro-portional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest con-tributions received in shares of CFS common stock. Dividends paid on shares held by the plan are charged to retained earnings. All shares held by the plan are treated as outstanding in computing CFS earnings per share.

401(k) Plan
  CFS has adopted a contributory 401(k) plan which covers substantially all em-ployees. Under the plan, employees may elect to defer up to 15% of their sala-ry, subject to Internal Revenue Service limits. The Corporation will make a matching contribution of 25% of the first 6% of the employee's salary deferred. Total expense related to the plan was $35,785, $30,991 and $28,916 for 2000, 1999 and 1998.


--------------------------------------------------------------------------------

18                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8. Stock Option Plan

  CFS had a stock option plan in which options for 172,800 shares of voting common stock and 112,500 shares of nonvoting common stock were reserved for is-suance. The stock option plan required that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of grant; however, for those individuals who owned more than 10% of the stock of CFS, the option price was at least 110% of the fair market value on the date of grant. Such options were generally not exercisable until after three years from the date of issuance and required continuous employment during the period prior to exercise. This plan expired in 1995. Options previously granted may be exercised by the participants until the options expire, which is ten years after the date of the original option grant.

  A summary of the status of the expired plan at December 31, 2000, 1999 and 1998 and the changes during the years ended on those dates is as follows:

                                2000              1999              1998
-------------------------------------------------------------------------------
                                   Weighted          Weighted          Weighted
                                   Average           Average           Average
                                   Exercise          Exercise          Exercise
                          Shares    Price   Shares    Price   Shares    Price
-------------------------------------------------------------------------------
Outstanding at beginning
 of year                   57,600   $ 6.98   73,008   $ 6.92   89,460   $ 7.66
Options exercised         (15,120)    7.33  (15,408)    6.70  (16,452)    7.49
-------------------------------------------------------------------------------
Outstanding at end of
 year                      42,480     6.86   57,600     6.98   73,008     6.92
===============================================================================
 Options exercisable,
  end of year              42,480            57,600            73,008

  In 1996, CFS adopted an incentive stock plan under which options may be granted to certain key employees for purchase of CFS's common stock. The effec-tive date of the plan was April 5, 1996 with an expiration date of March 31, 2006. The plan reserves for issuance 105,000 shares of CFS's voting common stock. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant; however for those individuals who own more than 10% of the stock of CFS, the option price must be at least 110% of the fair market value on the date of grant. Such options are generally not exercisable until three years from the date of issuance and require continuous employment during the period prior to exercise. The options will expire in no more than ten years after the date of grant.

--------------------------------------------------------------------------------

2000 Annual Report                                                            19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  A summary of the status of the 1996 plan at December 31, 2000, 1999 and 1998 and the changes during the years ended on those dates are as follows:

                                     2000            1999            1998
-------------------------------------------------------------------------------
                                       Weighted        Weighted        Weighted
                                       Average         Average         Average
                                       Exercise        Exercise        Exercise
                                Shares  Price   Shares  Price   Shares  Price
-------------------------------------------------------------------------------
Outstanding at beginning
 of year                        51,420 $ 14.41  37,920 $ 12.08  25,920  $ 9.77
Options granted                 15,000   17.91  13,500   20.96  12,000   17.07
-------------------------------------------------------------------------------
Outstanding at end of year      66,420   15.20  51,420   14.41  37,920   12.08
===============================================================================
Options exercisable, end
 of year                        25,920    9.77  13,680    9.41      --      --
Options available for grant,
 end of year                    38,580          13,380          26,880
Weighted average fair value of
 options granted during the
 year                             4.65            5.48            3.74

The status of the options outstanding at December 31, 2000 is as follows:

                                     Options Outstanding  Options Exercisable
------------------------------------------------------------------------------
                                                 Weighted             Weighted
       Remaining        Range of                 Average              Average
      Contractual       Exercise       Number    Exercise   Number    Exercise
         Life            Price       Outstanding  Price   Exercisable  Price
------------------------------------------------------------------------------
        0.3          $ 6.08 to 6.68    18,720    $  6.36    18,720    $  6.36
        1.3          $ 6.94 to 7.64    23,760       7.26    23,760       7.26
        2.3         $ 9.03 to 18.33    16,560      10.96    13,680       9.41
        3.3         $ 9.93 to 22.55    15,240      12.60    12,240      10.16
        4.3         $ 16.67 to 19.25   12,620      17.38        --         --
        5.3             $ 20.50        10,500      20.50        --         --
        6.3             $ 17.50        11,500      17.50        --         --

--------------------------------------------------------------------------------

20                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  CFS applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for CFS's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, CFS's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                        Years Ended December 31,
                                      2000        1999        1998
----------------------------------------------------------------------
Net income             As reported $ 2,227,972 $ 2,061,269 $ 1,388,733
                        Pro Forma  $ 2,186,926 $ 2,029,208 $ 1,367,255
Earnings per share --  As reported $      1.81 $      1.67 $      1.13
 basic                  Pro forma  $      1.78 $      1.65 $      1.12
Earnings per share --  As reported $      1.76 $      1.60 $      1.07
 assuming dilution      Pro forma  $      1.73 $      1.58 $      1.06

  The fair value of each option grant is estimated on the date of the grant us-ing the Black-Scholes option-pricing model with the following weighted-average assumptions:

                          Years Ended December
                                   31,
                          2000    1999    1998
------------------------------------------------
Dividend yield             1.69%   1.59%   1.58%
Expected life            7 years 7 years 7 years
Expected volatility       16.83%  15.22%  16.15%
Risk-free interest rate    6.30%   6.50%   4.50%

Note 9. Shareholders' Equity

  During 2000, 1999 and 1998, CFS issued 3,869 shares, 3,267 shares and, 3,790 shares, respectively, of common stock to its Directors for partial compensa-tion.

Note 10. Commitments and Contingencies

  CFS leases certain facilities and equipment under operating leases which ex-pire at various dates through 2007. These leases generally contain renewal op-tions and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

  Minimum rental payments under these operating lease agreements as of December 31, 2000 are as follows:

            Year
            Ending
            December
            31,
-------------------------------
              2001     $ 79,464
              2002       70,688
              2003       66,300
              2004       62,700
              2005       44,700

  Rent expense under operating leases aggregated $128,686, $147,966 and $142,610 for the years ended December 31, 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------

2000 Annual Report                                                            21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2000 and 1999, the aggregate amounts of daily average required balances were approximately $4,886,000 and $4,586,000, respectively.

Note 11. Related Party Transactions

  Officers, directors and their affiliates had borrowings of $7,081,552 and $7,203,324 at December 31, 2000 and 1999, respectively, with the Bank.

  Changes in borrowings during 2000 were as follows:

           Balance, December 31, 1999  $ 7,203,324
            Additions                    1,522,246
            Payments                    (1,644,018)
---------------------------------------------------
           Balance, December 31, 2000  $ 7,081,552
===================================================

  These transactions occurred in the ordinary course of business on substan-tially the same terms as those prevailing at the time for comparable transac-tions with unrelated persons.

Note 12. Other Income and Expenses

The principal components of "Other Income" in the consolidated statements of income are:

                                      2000        1999        1998
----------------------------------------------------------------------
Cash management fees and discount  $ 1,525,306 $ 1,194,408 $   954,505
FHLMC servicing fee income             110,600     112,156     118,601
Merchant discount                    1,009,417     853,152     656,190
ATM fee income                         237,929     240,326     181,960
Other (includes no items in
 excess of 1% of total revenue)        473,328     515,137     413,336
----------------------------------------------------------------------
                                   $ 3,356,580 $ 2,915,179 $ 2,324,592
======================================================================

The principal components of "Other Expenses" in the consolidated statements of income are:

                                    2000        1999        1998
--------------------------------------------------------------------
Advertising                      $   291,271 $   199,662 $   225,829
Merchant card                        916,922     844,975     668,407
Cash management royalties            477,150     357,444     189,887
Check card losses                         --          --     297,102
Other (includes no items in
 excess of 1% of total revenue)    2,024,467   1,792,873   1,568,423
--------------------------------------------------------------------
                                 $ 3,709,810 $ 3,194,954 $ 2,949,648
====================================================================

--------------------------------------------------------------------------------

22                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13. Earnings Per Share

  The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential com-mon stock. The potential common stock did not have an impact on net income.

                                    2000      1999      1998
---------------------------------------------------------------
Weighted average number
 of common shares, basic          1,228,652 1,232,655 1,224,531
Effect of dilutive stock options     37,962    55,180    68,078
---------------------------------------------------------------
Weighted average number
 of common shares and dilutive
 potential common stock
 used in diluted EPS              1,266,614 1,287,835 1,292,609
===============================================================

  Options on approximately 40,500 shares were not included in the computation of diluted earnings per share for the year ended December 31, 2000 because the exercise price of those options exceeded the average market price of the common shares. No options were excluded from the computation of diluted earnings per share for the years ended December 31, 1999 and 1998.

Note 14. Time Deposits

Remaining maturities on certificates of deposit are as follows:

     2001                $  81,638,459
     2002                   15,582,793
     2003                    4,282,755
     2004                      386,956
     2005 and thereafter        11,607
--------------------------------------
                         $ 101,902,570
======================================


Note 15. Financial Instruments With Off-Balance-Sheet Risk

  CFS is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its cus-tomers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in ex-cess of the amount recognized in the consolidated balance sheets.

  CFS's exposure to credit loss is represented by the contractual amount of these commitments. CFS follows the same credit policies in making commitments as it does for on-balance-sheet instruments.


--------------------------------------------------------------------------------

2000 Annual Report                                                            23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  At December 31, 2000 and 1999, the following financial instruments were out-standing whose contract amounts represent credit risk:

                                                 Contract Amount
---------------------------------------------------------------------
                                                2000         1999
---------------------------------------------------------------------
Commitments to grant loans                  $  7,118,137 $  3,097,978
Unfunded commitments under lines of credit    23,252,013   23,419,795
Commercial and standby letters of credit       2,513,930    2,026,730

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may re-quire payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not neces-sarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

  Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future exten-sions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which CFS is committed. The amount of collateral obtained, if it is deemed necessary by CFS, is based on management's credit evaluation of the customer.

  Commercial and standby letters of credit are conditional commitments issued by CFS to guarantee the performance of a customer to a third party. Those let-ters of credit are primarily issued to support public and private borrowing ar-rangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is es-sentially the same as that involved in extending loan facilities to customers. CFS generally holds collateral supporting those commitments if deemed neces-sary.

  CFS maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $22,107 at December 31, 2000.

Note 16. Fair Value of Financial Instruments and Interest Rate Risk

  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many in-stances, there are no quoted market prices for CFS's various financial instru-ments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instru-ments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

  The following methods and assumptions were used by CFS in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term instru-ments approximate fair values.


--------------------------------------------------------------------------------

24                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Cash management accounts: The carrying value of cash management accounts ap-proximates their fair value. The future cash flows from these accounts are short-term in nature (less than 90 days) and the rate of return approximates current market rates.

Deposit liabilities: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated us-ing the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings matur-ing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing ar-rangements.

Long-term borrowings: The fair value of CFS's long-term borrowings are esti-mated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

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

  The estimated fair values, and related carrying or notional amounts, of CFS's financial instruments are as follows:

                                       2000             1999
------------------------------------------------------------------
                                 Carrying  Fair   Carrying  Fair
                                  Amount   Value   Amount   Value
------------------------------------------------------------------
                                  (In Thousands)   (In Thousands)
------------------------------------------------------------------
Financial Asssets
 Cash and short-term investments $ 8,965  $ 8,965 $ 8,669  $ 8,669
 Securities                       39,555   39,555  39,397   39,397
 Loans                           156,331  153,723 130,640  129,610
 Cash management accounts          9,209    9,209   8,791    8,791
 Accrued interest receivable       1,534    1,534   1,337    1,337

--------------------------------------------------------------------------------

2000 Annual Report                                                            25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 2000                1999
-----------------------------------------------------------------
                          Carrying    Fair    Carrying    Fair
                           Amount     Value    Amount     Value
-----------------------------------------------------------------
                            (In Thousands)      (In Thousands)
-----------------------------------------------------------------
Financial liabilities:
 Deposits                 $ 194,044 $ 194,460 $ 174,832 $ 175,606
 Short-term borrowings        9,500     9,500     4,800     4,800
 Long-term debt                 822       556       848       694
 Accrued interest payable       397       397       301       301

  CFS assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the CFS's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to CFS. Management at-tempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the CFS's overall interest rate risk.

Note 17. Regulatory Matters

  CFS is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can ini-tiate certain mandatory--possibly additional discretionary--actions by regula-tors that, if undertaken, could have a direct material effect on CFS's finan-cial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and cer-tain off-balance-sheet items as calculated under regulatory accounting practic-es. A financial institution's capital amounts and classification are also sub-ject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not ap-plicable to bank holding companies.

  Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regu-lations) to risk-weighted assets, and of Tier 1 capital to average assets. Man-agement believes, as of December 31, 2000 and 1999, that CFS meets all capital adequacy requirements to which it is subject.

  As of December 31, 2000, the most recent notification from the Federal Re-serve Bank categorized CFS as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, CFS must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ra-tios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.


--------------------------------------------------------------------------------

26                                             Chesapeake Financial Shares, Inc.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  CFS's actual capital amounts and ratios are also presented in the table.

                              Actual                For Capital Adequacy Purposes
---------------------------------------------------------------------------------------------
   (Amount in
   Thousands)              Amount  Ratio            Amount                    Ratio
---------------------------------------------------------------------------------------------
As of December 31, 1999:
 Total Capital
  (to Risk
  Weighted
  Assets):
   Consolidated           $ 20,098 11.0%  (greater than or =)$ 14,528 (greater than or =)8.0%
   Chesapeake
    Bank                  $ 18,628 10.3%  (greater than or =)$ 14,448 (greater than or =)8.0%
 Tier 1 Capital
  (to Risk
  Weighted
  Assets):
   Consolidated           $ 17,776  9.8%  (greater than or =)$  7,264 (greater than or =)4.0%
   Chesapeake
    Bank                  $ 16,368  9.1%  (greater than or =)$  7,224 (greater than or =)4.0%
 Tier 1 Capital
  (to
  Average
  Assets):
   Consolidated           $ 17,776  8.1%  (greater than or =)$  8,743 (greater than or =)4.0%
   Chesapeake
    Bank                  $ 16,368  7.6%  (greater than or =)$  8,666 (greater than or =)4.0%
As of December 31, 1999:
 Total Capital
  (to Risk
  Weighted
  Assets):
   Consolidated           $ 18,073 11.7%  (greater than or =)$ 12,376 (greater than or =)8.0%
   Chesapeake
    Bank                  $ 17,019 11.1%  (greater than or =)$ 12,288 (greater than or =)8.0%
 Tier 1 Capital
  (to Risk
  Weighted
  Assets):
   Consolidated           $ 16,134 10.4%  (greater than or =)$  6,188 (greater than or =)4.0%
   Chesapeake
    Bank                  $ 15,093  9.8%  (greater than or =)$  6,144 (greater than or =)4.0%
 Tier 1 Capital
  (to
  Average
  Assets):
   Consolidated           $ 16,134  8.3%  (greater than or =)$  7,782 (greater than or =)4.0%
   Chesapeake
    Bank                  $ 15,093  7.9%  (greater than or =)$  7,686 (greater than or =)4.0%
                                               To Be Well
                                  Capitalized Under Prompt Corrective
                                           Action Provisions
---------------------------------------------------------------------------------------------
   (Amount in
   Thousands)                       Amount                     Ratio
---------------------------------------------------------------------------------------------
As of December 31, 1999:
 Total Capital
  (to Risk
  Weighted
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$ 18,060 (greater than or =)10.0%
 Tier 1 Capital
  (to Risk
  Weighted
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$ 10,836  (greater than or =)6.0%
 Tier 1 Capital
  (to
  Average
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$ 10,832  (greater than or =)5.0%
As of December 31, 1999:
 Total Capital
  (to Risk
  Weighted
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$ 15,360 (greater than or =)10.0%
 Tier 1 Capital
  (to Risk
  Weighted
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$  9,216  (greater than or =)6.0%
 Tier 1 Capital
  (to
  Average
  Assets):
   Consolidated                                   N/A
   Chesapeake
    Bank                  (greater than or =)$  9,608  (greater than or =)5.0%

Note 18. Parent Company Financial Statements

  The following parent company accounting policies should be read in conjunc-tion with the related condensed balance sheets, statements of income, and statements of cash flows.

  Investments in subsidiaries are accounted for using the equity method of ac-counting. The parent company and its subsidiaries file a consolidated federal income tax return. The subsidiaries' individual tax provisions and liabilities are stated as if they filed separate returns and any benefits or detriments of filing the consolidated tax return are absorbed by the parent company.


--------------------------------------------------------------------------------

2000 Annual Report                                                            27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 2000, the amount available for payment of additional dividends without prior regulatory approval from the Bank to the parent company is $3,550,055 or 19.4% of consolidated net assets.

                           Balance Sheets (Condensed)

                                                       December 31,
                                                    2000         1999
-------------------------------------------------------------------------
Assets
 Cash                                           $    499,145 $    146,817
 Securities                                          707,373      671,548
 Investment in subsidiaries                       17,033,926   14,438,087
 Premises and equipment, net                         862,141      905,659
 Other assets                                         68,095      199,054
-------------------------------------------------------------------------
    Total assets                                $ 19,170,680 $ 16,361,165
=========================================================================
Liabilities and Shareholders' Equity
 Long-term debt                                 $    821,762 $    847,713
 Other liabilities                                    18,601           --
 Shareholders' equity                             18,330,317   15,513,452
-------------------------------------------------------------------------
    Total liabilities and shareholders' equity  $ 19,170,680 $ 16,361,165
=========================================================================

                        Statements of Income (Condensed)

                                             2000        1999        1998
-----------------------------------------------------------------------------
Income - Dividends - Bank                 $ 1,112,500 $   953,000 $   325,000
Other                                         153,328     138,264     151,088
-----------------------------------------------------------------------------
    Total income                          $ 1,265,828 $ 1,091,264 $   476,088
-----------------------------------------------------------------------------
Expenses - Interest expense               $    42,150 $    47,431 $    48,865
Other expenses                                233,066     226,213     206,692
-----------------------------------------------------------------------------
    Total expenses                        $   275,216 $   273,644 $   255,557
-----------------------------------------------------------------------------
Income before income taxes and equity in
 undistributed earnings of subsidiaries   $   990,612 $   817,620 $   220,531
Allocated income tax benefit                   35,070      33,230      30,856
-----------------------------------------------------------------------------
Income before equity in undistributed
 earnings of subsidiaries                 $ 1,025,682 $   850,850 $   251,387
Equity in undistributed earnings of
 subsidiaries                               1,202,290   1,210,419   1,137,346
-----------------------------------------------------------------------------
    Net income                            $ 2,227,972 $ 2,061,269 $ 1,388,733
=============================================================================

--------------------------------------------------------------------------------

28                                             Chesapeake Financial Shares, Inc.

                                            STATEMENTS OF CASH FLOWS (CONDENSED)

                                           2000          1999          1998
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
 Net income                            $  2,227,972  $  2,061,269  $  1,388,733
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
   Depreciation                              43,518        42,869        39,623
   Equity in undistributed earnings
    of subsidiaries                      (1,202,290)   (1,210,419)   (1,137,346)
   Loss on securities available for
    sale                                         --         3,902            --
   Issuance of common stock for
    services                                 79,315        42,545        62,000
   Amortization of premium                      166        (1,606)       (3,742)
   Changes in other assets and
    liabilities:
    (Increase) decrease in other
     assets                                 125,547      (158,794)       12,133
    Increase (decrease) in other
     liabilities                             18,601       (28,333)       18,333
--------------------------------------------------------------------------------
      Net cash provided by
       operating activities            $  1,292,829  $    751,433  $    379,734
--------------------------------------------------------------------------------
Cash Flows from Investing Activities
 Purchase of investment securities     $         --  $   (541,652) $         --
 Proceeds from maturities of
  investment securities                          --       368,000            --
 Purchases of premises and equipment             --       (88,151)     (900,000)
 Investment in subsidiary                  (250,000)           --       (29,312)
--------------------------------------------------------------------------------
      Net cash (used in)
       investing activities            $   (250,000) $   (261,803) $   (929,312)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities
 Dividends paid                        $   (491,576) $   (406,698) $   (342,924)
 Proceeds from issuance of long-term
  debt                                           --            --       900,000
 Curtailment of note payable                (25,951)      (26,861)      (25,426)
 Acquisitions of common stock              (283,764)     (447,267)      (62,943)
 Net proceeds from issuance of common
  stock                                     110,790       129,312       123,175
--------------------------------------------------------------------------------
      Net cash provided by (used in)
       financing activities            $   (690,501) $   (751,514) $    591,882
--------------------------------------------------------------------------------
      Net increase (decrease) in cash  $    352,328  $   (261,884) $     42,304
Cash at beginning of year                   146,817       408,701       366,397
--------------------------------------------------------------------------------
Cash at end of year                    $    499,145  $    146,817  $    408,701
--------------------------------------------------------------------------------
Supplemental Disclosure of Noncash
 Investing Activities, contribution
 of
 securities to capital of a
 subsidiary bank                       $         --  $         --  $    970,207
================================================================================


--------------------------------------------------------------------------------

2000 Annual Report                                                            29

INDEPENDENT AUDITOR'S REPORT

[LOGO OF YOUNT, HYDE & BARBOUR, P.C.]
 Yount, Hyde & Barbour, P.C.
 Certified Public Accountants
    and Consultants

To the Board of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

  We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2000, 1999 and 1998. These fi-nancial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of mate-rial misstatement. An audit includes examining, on a test basis, evidence sup-porting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

  In our opinion, the consolidated financial statements referred to above pres-ent fairly, in all material respects, the financial position of Chesapeake Fi-nancial Shares, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with generally accepted accounting princi-ples.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 11, 2001

--------------------------------------------------------------------------------

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

Financial Condition
  Chesapeake Financial Shares, Inc. (CFS) had another record year of earnings and growth. At the end of 2000, CFS had total assets of $224.2 million, repre-senting a 13.6% increase over the December 31, 1999 balance of $197.4 million. The Company ended the year with total gross loans of $158.5 million, and total deposits of $194.0 million on December 31, 2000, up 19.2% and 11.0%, respec-tively. The return on average equity in 2000 was 13.3% and return on average assets was 1.06% compared to 13.4% and 1.10%, respectively, in 1999. (See "Sum-mary of Results of Operations").
  The record loan growth of 19.2% for 2000 brought the average annual loan growth rate for the last six years to over 14.0%. The increased lending activ-ity is consistent with Chesapeake Financial Shares' commitment to meet the eco-nomic needs of the communities served. Asset quality was maintained during this growth period with past due loans near record lows and the reserve for loan loss remaining at adequate levels and above peer group comparisons. The Bank continued to maintain its "well capitalized" status, the highest ranking avail-able from the Federal Deposit Insurance Corporation (FDIC).

Summary of Results of Operations
  Chesapeake Financial Shares recorded earnings of $2,227,972 for 2000 or $1.76 per share (fully diluted) compared to $2,061,269 or $1.60 per share in 1999, an increase of 8.1% or $166,703. During 2000, the increase in earnings was primar-ily due to net interest income after provision for loan losses of $7,391,118, up $352,785 or 5.0% over $7,038,333 reported in 1999. Noninterest income in-creased $615,297 to $5,139,728 in 2000, up 13.6% over the 1999 level of
$4,524,431, while total noninterest expense increased $769,289 to $9,580,742, up 8.7% over the 1999 total of $8,811,453. All noninterest income items ex-ceeded 1999 results except FHLMC servicing income, ATM fee income, and other income (see "Noninterest Income" and Note 12).
  In 1999 earnings were $2,061,269 or $1.60 compared to $1,388,733 or $1.07 per share in 1998. The 48.4% increase in net income resulted from a 17.5% increase or $1,048,002 in net interest income after provision for loan losses. Noninter-est income increased to $4,524,431 in 1999, up 17.9% over the 1998 level of $3,838,455. Total noninterest expenses for 1999 were $8,811,453, up 8.7% over the 1998 total of $8,104,425.
  Earnings for 1998 were $1,388,733 or $1.07 per share (fully diluted) compared to $1,750,509 or $1.40 per share in 1997, a decrease of 20.7% or $361,776. The results of operations would have exceeded the prior year's performance except for two non-recurring events. The Company wrote off $297,102 or $0.15 per share, based on a series of disputed international electronic transactions in-volving VISA International. The Company also added $410,000 or $0.21 per share, to the provision for loan losses to provide for a specific loan, which was classified as "doubtful." Precautions were taken to prevent the recurrence of these two unique events.

Assets: Loan Portfolio
  The loan portfolio is the largest component of earning assets for the Company and accounts for the greatest portion of total interest income. The net loan portfolio totaled $156.3, $130.6, and $109.4 million for 2000, 1999, and 1998, respectively, representing an increase of 19.7% for 2000 over 1999, 19.4% for 1999 over 1998, and 7.2% for 1998 over 1997. This growth was primarily in com-mercial, consumer and mortgage loans.
  All loan categories except participations and other were up during 2000. Com-mercial loans increased 22.9% or $14.2 million and consumer loans increased 18.5% or $5.0 million. Real estate--mortgage loans were up 12.8% or $4.7 mil-lion and real estate construction loans increased 95.6% or $2.7 million during 2000. Participations with other banks decreased $0.3 million or 11.7% and all other loans decreased $0.7 million or 45.2%.

--------------------------------------------------------------------------------

2000 Annual Report                                                            31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  On December 31, 2000, the loan portfolio consisted of 48.1% commercial loans, 29.8% single-family residential and residential construction loans, and 20.1% consumer loans. The commercial loans consisted principally of business loans such as retail, service and professional, marine industry, commercial real es-tate loans where real estate is the primary collateral, and hospitality, plus a very small portion of agricultural loans. Management attempted to reduce the Bank's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. Historically, the Bank has engaged in lim-ited mortgage lending secured by multi family and agricultural properties. At year end, residential real estate construction accounted for 3.5% of total out-standing loans.
  Consistent with its focus on providing community based financial services; the Bank generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.
  Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $743,427 at December 31, 2000, which represented an increase from $340,520, at December 31, 1999. Past due loans were 0.8% of total loans at December 31, 2000.

Asset Quality-Provision/Allowance for Loan Losses
  The provision for loan losses is a charge against earnings necessary to main-tain the allowance for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio. The allowance for loan losses represents management's estimate of the amount adequate to provide for potential losses inherent in the loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus any growth in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifi-cally identifies and reserves for higher risk loans. A general reserve is es-tablished of non-specifically reserved loans. Loans in a non-accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic con-ditions, and cash flow of customers.
  The 2000 provision of $405,496 brought the net allowance for loan losses to $2,125,022 or 1.3% of gross loans. The allowance for loan losses as a percent of gross loans less unearned discounts was 1.7% on December 31, 1999, and 1.8% in 1998. There was a provision of $210,713 in 1999 compared to the 1998 provi-sion of $620,000. Continued loan growth may warrant additional provisions in the future. Loans charged off totaled $611,981 in 2000, $27,057 in 1999, and $355,637 in 1998. Recoveries for the same periods were $77,831, $46,268, and $19,324, respectively. Management and the Board of Directors believe that the total allowance at year end was adequate relative to current levels of risk in the portfolio.
  Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in 2000 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to the Company's cur-rent levels of performance. A similar independent review will be completed dur-ing 2001.

Investment Securities
  All of the Company's securities are classified as securities available for sale. Securities may be classified as investment securities (held to maturity) when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Secu-rities available for sale include securities that may be sold in response to changes in market interest rates, changes in the securities option or credit risk, increases in loan demand, general liquidity needs and other similar fac-tors. Securities available for sale are carried at fair market value. Deposit growth, overnight and term borrowing, and investment portfolio liquidity pro-vided funding for the increases in the loan portfolio.

--------------------------------------------------------------------------------

32                                             Chesapeake Financial Shares, Inc.

                                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The fair market value of the portfolio exceeded book value by $554,280, net of the tax effect, at December 31, 2000, and book value exceeded fair market value by $613,023, net of the tax effect, at December 31, 1999. This is within risk limits established by the Board and the Asset/Liability Management Commit-tee.
  At year end, total securities were $39.6 million, basically unchanged from the $39.4 million on December 31, 1999, which was down 7.3% from $42.5 million on December 31, 1998. U. S. Government Agencies decreased 19.5% or $0.2 million during 2000. Investments in mortgage-backed securities also decreased from 1999 levels of $22.9 million to $20.0 million, a 12.6% reduction. Investments in state and political subdivisions (book value) increased 11.3% or $1.5 million during 2000 and investments in corporate debt securities decreased 0.9% to $1,552,694. Management increased the investment in securities of state and po-litical subdivisions to utilize the tax-free income. This strategy further di-versified the portfolio and improved the total return of the overall portfolio without assuming amounts of risk greater than limits established and monitored by the Board.

Liabilities: Deposits
  The Company depends on deposits to fund most of its lending activities, gen-erate fee income opportunities, and create a market for other financial service products. Deposits are also the largest component of the Company's liabilities and account for the greatest portion of interest expense.
  Deposits totaled $194.0, $174.8, and $164.6 million for 2000, 1999, and 1998, respectively, and represented an increase of 11.0% for 2000 over 1999 and an increase of 6.2% for 1999 over 1998. There was a 26.7% increase in certificates of deposit during 2000, prompted primarily by the increase in interest rates during the year. Noninterest bearing deposits increased to $27.4 million or only 0.9% from $27.2 million on December 31, 1999 and savings and noninterest bearing demand deposit balances decreased during 2000 by 3.7% or $2.5 million to $64.7 million.

Shareholders' Equity
  Capital represents funds, earned or obtained, over which management can exer-cise greater control in comparison with deposits and borrowed funds. Future growth and expansion of the Company is dictated by the ability to produce capi-tal. The adequacy of the Company's capital is reviewed by management on an on-going basis with reference to the size, composition and quality of the Company's asset and liability levels and consistent with regulatory require-ments and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.
  Federal regulators have adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For CFS, Tier 1 capital is composed of common equity and retained earnings. Tier 1 risk based capital to risk weighted assets of 11.0%, and Tier 1 leverage capital of 8.1%. At December 31, 1999, these ratios were 10.4%, 11.7% and 8.3%, respectively. At December 31, 2000, these ratios for the bank were 9.1%, 10.3% and 7.6%, respectively, well above the regulatory mini-mums and exceeded the requirements for FDIC's "well capitalized" designation. As of December 31, 2000, the Company's primary capital to asset ratio was 9.5%.

Dividend and Market Information
  The Company's stock has traded on the "OTC" (Over The Counter) market under the symbol "CPKF" for several years. The Company raised its dividend to $0.40 per share in 2000, an increase of $0.07 over 1999. This increase followed a $0.05 per share dividend increase from $0.28 in 1998 to $0.33 in 1999. Trades in the Company's common stock occurred infrequently and generally involved a relatively small number of shares. Based on information available the selling price for the Company's common stock ranged during 2000 from $13.75 to $21.00, and during 1999, from $16.00 to $25.00. Such transactions may not be represen-tative of all transactions during the indicated periods, of the fair value of the stock at the time of such transactions, due to the infrequency of trades and the limited market for the stock. At December 31, 2000, there were 1,229,840 shares of Company's common stock outstanding held by approximately 448 holders of record.


--------------------------------------------------------------------------------

2000 Annual Report                                                            33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity, Interest Rate Sensitivity, and Inflation
  The objectives of the Company's liquidity management policy includes provid-ing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations of the Company, and to allow funding of longer-term investment opportunities and regulatory requirements. The objective of providing adequate funding should be accomplished at reasonable costs and on a timely basis. Management considers the Company's liquidity to be adequate.
  The Bank's primary sources of liquidity continue to be federal funds pur-chased, time deposits with other banks, securities maturing within one year, loan curtailment, and short term borrowing. On December 31, 2000, approximately 13.0% of the total invested portfolio dollars mature within one year as com-pared to 16.1% on December 31, 1999. The Bank's loan portfolio was also liquid with 45.9% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 50.2% on December 31, 1999. The reduction in investment li-quidity was consistent with the current investment strategy and was offset by increases in liability liquidity as discussed later in this section.
  Other sources of liquidity include the normal amortization and prepayment of loans, sale of loans, and proceeds from the sale of repossessed assets and other real estate owned. The sale of loans through the secondary market opera-tion enhances the liquidity position by providing both fixed and adjustable rate long-term mortgage options to our client base. Mortgage loans held for re-sale are stated at the lower of cost or market (or contract value), however, due to the quick turning of these assets, seldom do these loans represent more than 1% of total assets.
  Bank management maintains overnight borrowing relationships with correspon-dent banks for up to $12,456,000, unsecured. The Bank and CFS have other se-cured borrowing relationships for up to $45,744,000.
  As of December 31, 2000, the Bank held $180,614 in repossessed assets and other real estate owned. These assets have been aggressively marketed for sale and represented a near term secondary source of liquidity. The Bank should re-alize full book value on disposal of these assets.
  Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. Interest rate sensitivity refers to the difference between assets and liabilities subject to repricing, maturity, or volatility during a specified period. Management's objective in controlling interest rate sensitivity is to reprice loans and deposits and make investments that will maintain a profitable net interest margin (see "Net Interest Income").
  While the effect of inflation is normally not as significant as is its influ-ence on those businesses that have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Net Interest Income
  The principal source of earnings for CFS is net interest income. Net interest income is the difference between interest plus fees generated by earning assets and interest expense paid to fund those assets. As such, net interest income represents the gross profit from the Bank's lending, investment, and funding activities.
  A large number of variables interact to affect net interest income. Included are variables such as changes in the mix and volume of earning assets and in-terest bearing liabilities, market interest rates, and the statutory Federal tax rate. It is management's on-going policy to maximize net interest income through the development of balance sheet and pricing strategies while maintain-ing appropriate risk levels as set by the board.

--------------------------------------------------------------------------------

34                                             Chesapeake Financial Shares, Inc.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Net interest income totaled $7.8, $7.2, and $6.6 million for 2000, 1999, and 1998, respectively, representing an increase of 7.6% for 2000 over 1999, 9.7% for 1999 over 1998, and 11.0% for 1998 over 1997. Loan demand was strong again this year with gross total loans up 19.2% or $25.6 million for 2000 over 1999. Total interest expense was $7.9, $6.2, and $6.2 million for 2000, 1999 and 1998, respectively. On a tax equivalent annualized basis, the net interest mar-gin was 4.5%, 4.6% and 4.5% for 2000, 1999 and 1998, respectively.

Noninterest Income
  For the year ended December 31, 2000, noninterest income was $5.1 million, a 13.6% increase over the 1999 amount of $4.5 million, which was a 17.9% increase over the 1998 amount of $3.8 million. The increase in 2000 was due to a 27.7% or $330,898 increase in our cash management service, an increase of $156,265 or 18.3% in merchant card income, and an increase in service charge income of 6.7% or $43,927.
  Cash management service and merchant card income was up due to management's efforts to increase general levels of business activity, product promotions, including incentives and aggressive pricing. Management expected the market share to continue to grow in these product areas. Trust income was up 3.4% or $35,556.

Noninterest Expenses
  Total noninterest expenses increased 8.7% or $769,289 in 2000 over 1999. In 1999, total noninterest expenses increased 8.7% over 1998 and increased 23.6% in 1998 over 1997. The 2000 increase was due primarily to a 6.8% or $267,090 increase in salaries and benefits; cash management service expenses were up 33.5% or $119,706 over the 1999 amount of $357,444; advertising expenses in-creased 4.6% or $91,609 over the 1999 amount of $199,662; and merchant card ex-penses which were up 8.5% or $71,947, over the 1999 amount of $844,975. Miscel-laneous expenses were up 12.9% or $231,594 over the 1999 amount of $1,792,873.
  Salaries and benefits were up due to benefit costs, performance incentives and cost of living increases. Advertising expenses were up due to the bank's centennial promotion during the year. Increases in merchant card and cash man-agement service expenses were directly related to increases in gross income from these services. Total occupancy expenses decreased 0.7% or $12,657 com-pared to 1999, which was up 4.2% or $67,904 from the 1998 level of $1,625,083.
  Significant accomplishments in 2000 included completion of a technology en-hanced training center, structured, monthly training programs for all Company employees, the launching of online banking and online bill paying services and continued upgrading of the Bank's web site. Check imaging was successfully im-plemented during the summer of 2000 as well as a new loan document preparation software. The Company also purchased an interest in the Banker's Insurance Cen-ter (BIC), which has acquired four premier insurance agencies throughout the state. The relationship with BIC should prove a profitable investment in addi-tion to reducing current expenses for benefits to the Company's employees. A business development officer has been hired to serve the Middle Peninsula mar-ket and management chartered a new subsidiary, Chesapeake Investment Group, to consolidate the brokerage, asset management, and estate planning services of the Company.

Forward-Looking Statements
  The foregoing discussion may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the plans, objectives, future performance and business of the Company. These for-ward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes in the regulatory environment; (5) changes in business conditions, im-pacting, among others, the Company's customers and vendors; and (6) changes in the securities market.

--------------------------------------------------------------------------------

2000 Annual Report                                                            35

DIRECTORS AND OFFICERS

Chesapeake Financial Shares, Inc. --          Douglas D. Monroe, Jr.                       Chesapeake Insurance Agency, Inc.
Directors                                     Chairman of the Board                        and Chesapeake Mortgage Company,
------------------------------------          Chesapeake Bank                              Inc. -- Directors
Douglas D. Monroe, Jr.                                                                     --------------------------------
Chairman of the Board                         Harvey B. Morgan                             Douglas D. Monroe, Jr.
Chief Executive Officer                       Pharmacist and Legislator                    Robert L. Stephens
                                                                                           Eugene S. Hudnall, Jr.
Eugene S. Hudnall, Jr.                        L. Frank Phillips, Jr.                       Katherine W. Monroe
Chairman, Noblett, Inc.                       President                                    T. Nash Broaddus
Retailer                                      L. F. Phillips & Son
                                              Oil Co., Inc.                                Chesapeake Financial Group, Inc. --
Robert L. Stephens                                                                         Directors
Owner                                         Albert C. Pollard                            -----------------------------------
The Tides Inn, Inc.                           President                                    Douglas D. Monroe, Jr.
Resort Operations                             Pollard Properties, Inc.                     Robert L. Stephens
                                                                                           T. Nash Broaddus
T. Nash Broaddus                              Jeffrey M. Szyperski                         Robert S. Scheu
Chairman of the Board                         President and Chief Executive Officer        William F. Shumadine, Jr.
Prodesco, Inc.                                Chesapeake Bank
Textile Manufacturer                                                                       Chesapeake Bank Business  Advisory --
                                              Thomas G. Tingle, AIA                        Committees
Katherine W. Monroe                           Principal                                    -------------------------------------
Shareholder                                   Guernsey Tingle Architects                   Peninsula
                                                                                           Vincent A. Campana
Bruce P. Robertson                            Harry M. Ward                                Perry M. DePue
President                                     Superintendent of Schools                    Nancy H. Dykeman, CPA
Shirley Pewter Shops, Inc. and                Mathews County                               Patrick G. Duffeler
The Porcelain Collector of                                                                 J. Scott Finney
Williamsburg, Ltd.                            Corporate Officers                           Vernon M. Geddy, III, Esq.
                                              ------------------                           Bruce P. Robertson
William F. Shumadine, Jr.                     Douglas D. Monroe,  Jr.                      Thomas G. Tingle, AIA
Managing Director                             Jeffrey M. Szyperski
Lowe, Brockenbrough & Co., Inc.               Marshall N. Warner                           Northern Neck/Mathews
Registered Investment Advisor                 John H. Hunt, II                             Elwood G. Everington
                                              Ted M. Kattmann                              Hank J. George
Jeffrey M. Szyperski                          Larry T. Lawrence                            Weldon M. Howard
President and Chief Executive Officer         John K. O'Shaughnessy                        B.H.B. Hubbard, III, Esq.
Chesapeake Bank                               Ray H. Hargett                               Leland T. James
                                              Betty Sue Spence                             John C. Miller
Chesapeake Bank --  Directors                 Jean H. Light                                Harry Lee Self
-----------------------------                 J. Mark Monroe                               Donald E. Smiley
Rexford F. Beckwith, III                      Timothy P. Wilson                            R. Lee Stephens, Jr.
Retired Executive                             Dianne D. Hall                               Robert J. Stewart, Jr., M.D.
Health Care Industry                          Suzanne D. Keyser                            Norman R. Tingle, Jr., M.D.
                                              Paul L. Wegkamp, Jr.
Charles C. Chase, II                          Bryan D. Edmonds
President, Rappahannock                       Cecelia G. Klink
Seafood Company, Inc.                         Brenda S. Johnson
                                              Carol C. Rakes
James F. Chase, Jr.                           Vickie M. Tucker
Farmer                                        Julie A. Williams
                                              Linda J. Bisulca
James M. Holmes, Jr.                          Carlie H. Gill
President, Administrator                      Heidi L. Wilkins
Rappahannock General Hospital                 Rebecca A. Foster
                                              Kathleen S. Banks
Eugene S. Hudnall, Jr.                        Patricia R. Lewis
Chairman                                      Ann Marie Pruitt
Noblett, Inc.                                 Kristie K. Smith



--------------------------------------------------------------------------------

36                                             Chesapeake Financial Shares, Inc.

                  [LOGO OF CHESAPEAKE FINANCIAL SHARES INC.]

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

                                   [GRAPHIC]

                        Chesapeake Financial Shares, Inc.
                   P.O. Box 1419, Kilmarnock, Virginia 22482
                                  804-435-1181

                                www.chesbank.com

                               Ticker Symbol CPKF