Form 10KSB40, Exhibit 13
period 2001-12-31
CHESAPEAKE FINANCIAL SHARES INC
filed 2002-04-01
CIK 847538

[LOGO] CHESAPEAKE FINANCIAL SHARES INC.


                               2001 ANNUAL REPORT

                     [LOGO] CHESAPEAKE FINANCIAL SHARES INC.

CONTENTS
Chairmans' Letter to Shareholders                                          1

Select Financial Information                                               2

Consolidated Financial Statements

   Consolidated balance sheets                                             3

   Consolidated statements of income                                   4 - 5

   Consolidated statements of cash flows                               6 - 7

   Consolidated statements of changes in
     shareholders' equity                                              8 - 9

   Notes to consolidated financial
     statements                                                      10 - 28

Independent Auditor's Report
   on the Financial Statements                                            29

Management's Discussion & Analysis
   of Financial Condition and Results
   of Operations                                                     30 - 34

Directors and Officers                                                    35

Mission Statement                                                         36


                               Earnings Per Share

                               1997         $0.50

                               1998         $1.00

                               1999         $1.50

                               2000         $2.00

                               2001         $2.50



                                 Dividends Paid

                               1997         $0.50

                               1998         $0.40

                               1999         $0.30

                               2000         $0.20

                               2001         $0.10

                                                               DEAR SHAREHOLDER

        The second year of the millennium served up many hallmarks, more than we ever could have imagined!! The deeply etched images of the September 11 plane crashes into The World Trade Center, the Pentagon, and a field in Pennsylvania will be with us forever. With an approval rating of over
86% a strong President, George W. Bush, rallied the nation. Todd Beamer's
"Let's roll" became the cry, and at "Ground Zero" in New York, Mayor Rudy Giuliani kept the city together. Standouts in the "War on Terrorism" were Vice President Dick Cheney, Donald Rumsfeld, Colin Powell, and Condoleezza Rice. New words, names, and acronyms joined our day-to-day vocabulary: NYPD and FDNY, Osama bin Laden, Taliban, and "Enronized" to name a few. The flag was everywhere.
    With all of this our nation is closer together today than we have been for a long time. With our persistence and determination we will remain focused on winning the war on terrorism.
    Yet during 2001 there are other memories: Clinton's pardons; Cal Ripken retired from baseball; Daschle killed the stimulus bill; Moses Malone was voted into the Basketball Hall of Fame; Harry Potter was released; Mark Warner, Democrat, was elected Governor of Virginia; and the final planning was made for the slavery museum, to name a few.
    We will miss Norman Sisisky, Dale Earnhardt, Maureen Reagan, Imogene Coca, Dale Evans, Jack Lemmon, Anthony Quinn, George Harrison, and Perry Como.
    In spite of recessionary stress prevailing in the nation, Chesapeake had another outstanding year! Innovation, quality service, and a strong sales force have produced record profits, the result of over 105 people focusing on service to clients and expanding that base. Earnings were $2,640,429, or $2.07 per share, up 17.6%; return on average equity was 13.8%; total assets stood at $245,004,000; net loans again reached new heights of $166,475,000, and loan loss reserves increased to $2,541,000 or 1.50% of total loans, up 19.6%. Note a most significant increase of 12.7% in Non-interest Income over last year bringing it up to $5,790,000, evidence of a continuing effort to ease total reliance on net interest margins.
    What's ahead? The new year will see continued emphasis on employee training both internally and through formal schools and seminars. With the opening of the new Financial Center in Gloucester County, three-way video teleconferencing between Kilmarnock, Gloucester, and Williamsburg will improve internal communication and training; plans are underway to introduce electronic statement delivery to all Online Banking customers; and insurance products will be introduced for our customers via the Bankers Insurance, LLC. Finally, Chesapeake's web page, chesbank.com and e-mail marketing will be enhanced.
    Chesapeake Investment Group (CIG), a subsidiary of CFS, offers professional management of clients' assets to assist them in building and protecting their hard-earned wealth. The volatile investing market of the last two years has highlighted the need with many of our clients for professional wealth management and estate settlement services. The continued growth of this segment of our business punctuates this demand.
    The future appears full of opportunity in both the geographical and service markets that we currently serve. As mentioned, staff training, product delivery and development, and technology continue to be necessary to fill the needs of our growing client base.
    We hope you will review the contents of this report and join us for our Annual Shareholders Meeting on Friday, April 5, at Rappahannock Westminster-Canterbury in Irvington. We look forward to seeing you there.
    Sincerely,

          /s/ Douglas Monroe Jr              /s/ Jeffrey M. Szyperski
              Douglas D. Monroe, Jr.         Jeffrey M. Szyperski
                                             Chairman, President and
              Chairman and CEO               CEO
              Chesapeake Financial
          Shares                             Chesapeake Bank

SELECTED FINANCIAL INFORMATION


                                 2001        2000        1999        1998        1997
------------------------------------------------------------------------------------------
                              (Dollars in thousands except ratios and per share amounts)
Results of Operations
Interest income               $  16,850   $  15,667   $  13,423   $  12,763   $  11,361
Interest expense                  7,524       7,871       6,174       6,153       5,407
------------------------------------------------------------------------------------------
Net interest income               9,326       7,796       7,249       6,610       5,954
Provision for loan losses           697         405         211         620          75
------------------------------------------------------------------------------------------
Net interest income after
  provision for loan losses       8,629       7,391       7,038       5,990       5,879
Noninterest income                5,790       5,140       4,524       3,838       2,982
Noninterest expenses             10,845       9,581       8,811       8,104       6,556
------------------------------------------------------------------------------------------
Income before tax                 3,574       2,950       2,751       1,724       2,305
Income tax expense                  934         722         690         335         554
------------------------------------------------------------------------------------------
Net income                    $   2,640   $   2,228   $   2,061   $   1,389   $   1,751
------------------------------------------------------------------------------------------

Financial Condition
Total assets                  $ 245,004   $ 224,213   $ 197,435   $ 181,861   $ 163,916
Total deposits                  211,817     194,044     174,823     164,639     147,519
Net loans                       166,475     156,331     130,640     109,422     102,099
Note payable                        792         822         848         875           0
Shareholders' Equity             20,575      18,330      15,513      14,928      13,915
Average assets                  233,289     211,055     187,429     171,987     148,948
Average shareholders' equity     19,099      16,705      15,339      14,429      12,866
Key Financial Ratios
Return on average assets          1.13%       1.06%       1.10%       0.81%       1.18%
Return on average equity         13.82%      13.34%      13.44%       9.62%      13.61%
Dividends paid as a
  percent of net income           21.2%       22.1%      19.73%      24.69%      16.21%
Per Share Data
Net income, assuming dilution $    2.07   $    1.76   $    1.60   $    1.07   $    1.40
Cash dividends declared       $     .45   $     .40   $     .33   $     .28   $    0.23
Book value                    $   16.39   $   14.90   $   12.65   $   12.14   $   11.49

                                              Chesapeake Financial Shares, Inc.

                                                    CONSOLIDATED BALANCE SHEETS



                                              December 31, 2001 and 2000

                                                            2001          2000
-----------------------------------------------------------------------------------
Assets
Cash and due from banks                                 $  12,298,550 $   8,965,457
Federal funds sold                                          7,674,000            --
Securities, at approximate fair value                      36,120,355    39,555,355
Loans, net of allowance for loan losses of
  $2,540,577 in 2001 and $2,125,022 in 2000               166,474,772   156,330,838
Premises and equipment, net                                 6,985,214     5,580,409
Accrued interest receivable                                 1,288,705     1,533,719
Cash management accounts, net                              10,882,704     9,209,373
Other assets                                                3,279,369     3,037,565
-----------------------------------------------------------------------------------
      Total assets                                      $ 245,003,669 $ 224,212,716
-----------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Deposits:
  Demand accounts                                       $  33,592,404 $  27,396,972
  Savings and interest bearing demand deposits             83,345,883    64,744,254
  Certificates of deposit
    Denominations less than $100,000                       68,212,576    73,987,642
    Denominations of $100,000 or more                      26,666,454    27,914,928
-----------------------------------------------------------------------------------
      Total deposits                                    $ 211,817,317 $ 194,043,796
Federal funds purchased                                            --     1,500,000
Federal Home Loan Bank advances                            10,000,000     8,000,000
Accrued interest payable                                      255,482       397,244
Accrued expenses and other liabilities                      1,564,010     1,119,597
Long-term debt                                                791,922       821,762
Commitments and contingencies                                      --            --
-----------------------------------------------------------------------------------
      Total liabilities                                 $ 224,428,731 $ 205,882,399
-----------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, par value $1 per share; authorized
    50,000 shares; no shares outstanding                $          -- $          --
  Common stock, voting, par value $5 per share;
    authorized 2,000,000 shares; issued and outstanding
    1,255,398 in 2001 and 1,229,840 in 2000                 6,276,990     6,149,200
  Common stock, nonvoting, par value $5 per share;
    authorized 635,000 shares; no shares outstanding               --            --
  Additional paid-in capital                                  229,948       153,521
  Retained earnings                                        13,553,466    11,473,316
  Accumulated other comprehensive income                      514,534       554,280
-----------------------------------------------------------------------------------
      Total shareholders' equity                        $  20,574,938 $  18,330,317
-----------------------------------------------------------------------------------
      Total liabilities and shareholders' equity        $ 245,003,669 $ 224,212,716
-----------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

2001 Annual Report

CONSOLIDATED STATEMENTS OF INCOME


                                   Years Ended December 31, 2001, 2000 and 1999

                                                            2001          2000          1999
---------------------------------------------------------------------------------------------------
Interest Income
  Interest and fees on loans                            $ 14,501,980  $ 13,151,285  $ 10,996,836
  Interest on federal funds sold                             116,514         6,405        40,061
  Interest on time deposits with banks                            --            --        13,929
  Interest and dividends on securities
    available for sale:
    Taxable                                                1,332,974     1,603,676     1,624,324
    Nontaxable                                               837,017       838,484       684,166
    Dividends                                                 61,893        67,623        63,978
---------------------------------------------------------------------------------------------------
        Total interest income                           $ 16,850,378  $ 15,667,473  $ 13,423,294
---------------------------------------------------------------------------------------------------
Interest Expense
  Savings and interest bearing accounts                 $  1,692,610  $  2,185,978  $  2,065,450
  Certificates of deposit
    Denominations less than $100,000                       3,962,634     3,894,251     3,231,757
    Denominations of $100,000 or more                      1,477,465     1,352,518       680,696
  Short-term borrowings and FHLB advances                    347,050       395,962       148,914
  Long-term debt                                              44,452        42,150        47,431
---------------------------------------------------------------------------------------------------
        Total interest expense                          $  7,524,211  $  7,870,859  $  6,174,248
---------------------------------------------------------------------------------------------------

        Net interest income                             $  9,326,167  $  7,796,614  $  7,249,046
  Provision for loan losses                                  696,664       405,496       210,713
---------------------------------------------------------------------------------------------------

        Net interest income after provision
          for loan losses                               $  8,629,503  $  7,391,118  $  7,038,333
---------------------------------------------------------------------------------------------------
Noninterest Income
  Trust income                                          $  1,097,876  $  1,092,849  $  1,057,293
  Service charges                                            823,583       695,889       651,962
  Net (loss) on other real estate owned                       (8,756)      (20,754)           --
  Gain (loss) on sales of securities available for sale       (1,625)       15,164      (100,003)
  Other income                                             3,879,043     3,356,580     2,915,179
---------------------------------------------------------------------------------------------------
        Total noninterest income                        $  5,790,121  $  5,139,728  $  4,524,431
---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                              Chesapeake Financial Shares, Inc.

                                              CONSOLIDATED STATEMENTS OF INCOME


                                   Years Ended December 31, 2001, 2000 and 1999

                                             2001        2000        1999
-------------------------------------------------------------------------------
Noninterest Expenses
  Salaries and benefits                  $  4,943,204 $ 4,190,602 $ 3,923,512
  Occupancy expenses                        1,803,340   1,680,330   1,692,987
  Other expenses                            4,098,846   3,709,810   3,194,954
-------------------------------------------------------------------------------
        Total noninterest expenses       $ 10,845,390 $ 9,580,742 $ 8,811,453
-------------------------------------------------------------------------------
        Income before income taxes       $  3,574,234 $ 2,950,104 $ 2,751,311
Income tax expense                            933,805     722,132     690,042
-------------------------------------------------------------------------------
      Net income                         $  2,640,429 $ 2,227,972 $ 2,061,269
-------------------------------------------------------------------------------
Earnings per share, basic                $       2.12 $      1.81 $      1.67
-------------------------------------------------------------------------------
Earnings per share, diluted              $       2.07 $      1.76 $      1.60
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

2001 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS




                               Years Ended December 31, 2001, 2000 and 1999

                                                             2001           2000           1999
-------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                             $   2,640,429  $   2,227,972  $   2,061,269
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                            857,500        777,200        645,873
      Provision for loan losses                                696,644        405,496        210,713
      Provision for cash management
        account losses                                         240,000        190,000         72,500
      Deferred income tax (benefit)                           (178,761)       (38,170)       (26,730)
      Amortization of premiums, net                            275,518        343,093        578,018
      Loss on disposal of premises and equipment                 8,140         11,301          4,302
      (Gain) loss on securities available for sale               1,625        (15,164)       100,003
      Net loss on other real estate owned                        8,756         20,754             --
      Origination of loans available for sale              (16,770,125)    (2,703,760)    (5,918,250)
      Proceeds from sale of loans available for sale        15,777,025      2,703,760      6,012,250
      Issuance of common stock for services                     73,892         79,315         42,545
      Changes in other assets and liabilities:
        (Increase) decrease in accrued
          interest receivable                                  245,014       (196,608)         9,505
        (Increase) in other assets                             (37,235)      (207,073)      (214,895)
        Increase (decrease) in accrued
          interest payable                                    (141,762)        95,997         (2,022)
        Increase (decrease) in other liabilities               444,413       (138,175)        24,681
-------------------------------------------------------------------------------------------------------
         Net cash provided by
           operating activities                          $   4,141,073  $   3,555,938  $   3,599,762
-------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Purchases of securities available for sale             $  (4,930,335) $  (4,340,772) $ (19,608,771)
  Proceeds from sales and calls of securities
    available for sale                                       1,038,375      1,363,904      6,845,807
  Proceeds from maturities of securities
    available for sale                                       6,989,597      4,258,892     13,970,328
  Proceeds from sale of premises and equipment                      --         15,562        187,500
  Proceeds from sale of other real estate                      166,244         92,896             --
  Purchase of other investments                                     --       (207,000)            --
  Net (increase) in loans                                   (9,892,478)   (26,096,510)   (21,522,496)
  Net (increase) in cash management accounts                (1,913,331)      (608,212)    (1,731,996)
  Other capital expenditures                                (2,405,779)    (1,077,589)      (250,136)
-------------------------------------------------------------------------------------------------------
        Net cash (used in) investing activities          $ (10,947,707) $ (26,598,829) $ (22,109,764)
-------------------------------------------------------------------------------------------------------

                                              Chesapeake Financial Shares, Inc.

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                              Years Ended December 31, 2001, 2000 and 1999
                                                                  2001             2000          1999
-----------------------------------------------------------   -------------    ------------- ------------- -
Cash Flows from Financing Activities
  Net increase in short-term borrowings                       $    500,000     $  4,700,000  $  4,800,000
  Net increase in demand accounts, interest-bearing
    demand accounts and savings accounts                        24,797,061        2,610,357    14,840,211
  Net increase (decrease) in certificates of deposits           (7,023,540)      16,719,308    (4,647,197)
  Net proceeds from issuance of common stock                       139,475          110,790       129,312
  Acquisition of common stock                                       (9,150)        (283,764)     (447,267)
  Cash dividends                                                  (560,279)        (491,576)     (406,698)
  Curtailment of long-term debt                                    (29,840)         (25,951)      (26,861)
--------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities            $ 17,813,727     $ 23,339,164  $ 14,241,500
--------------------------------------------------------------------------------------------------------------
         Net increase (decrease) in cash
           and federal funds sold                             $ 11,007,093     $    296,273  $ (4,268,502)
  Cash and federal funds sold at beginning of year               8,965,457        8,669,184    12,937,686
--------------------------------------------------------------------------------------------------------------
  Cash and federal funds sold at end of year                  $ 19,972,550     $  8,965,457  $  8,669,184
--------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
  Cash paid during the year for:
    Interest                                                  $  7,665,973     $  7,774,862  $  6,176,270
--------------------------------------------------------------------------------------------------------------
    Income taxes                                              $  1,024,659     $    847,150  $    807,267
--------------------------------------------------------------------------------------------------------------
Supplemental Schedule of Noncash Investing and
  Financing Activities
    Unrealized gain (loss) on securities available for sale   $    (60,220)    $  1,738,313  $ (1,192,864)
--------------------------------------------------------------------------------------------------------------
    Other real estate acquired in settlement of loans         $     45,000     $         --  $         --
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

2001 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS' EQUITY


                            Years Ended December 31, 2001, 2000 and 1999

                                                                          Accumulated
                                        Common    Additional                 Other
                                        Stock,     Paid-In    Retained   Comprehensive Comprehensive
                                        Voting     Capital    Earnings      Income        Income        Total
-----------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1998                     $6,147,995  $ 523,795  $8,082,349   $  174,267                 $14,928,406
 Comprehensive income:
   Net income                                 --         --   2,061,269           --    $2,061,269     2,061,269
   Other comprehensive income:
      Unrealized losses on
        securities
        available for sale:
      Unrealized holding losses
        on securities available
        for sale, net of deferred
        income taxes of
        $432,750                              --         --          --           --      (860,117)           --
      Add: reclassification
        adjustment, net of
        income taxes of $34,001               --         --          --           --        66,002            --
-----------------------------------------------------------------------------------------------------------------
Other comprehensive income,
  net of tax                                  --         --          --     (794,115)     (794,115)     (794,115)
-----------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --         --          --           --    $1,267,154            --
-----------------------------------------------------------------------------------------------------------------
Exercise of stock options                 77,040     52,272          --           --                     129,312
Issuance of common stock
  for services                            16,335     26,210          --           --                      42,545
Acquisition of common stock             (109,735)  (337,532)         --           --                    (447,267)
Cash dividends ($0.33 per share)              --         --    (406,698)          --                    (406,698)
-----------------------------------------------------------------------------------------------------------------
Balance,
December 31, 1999                     $6,131,635  $ 264,745  $9,736,920   $ (619,848)                $15,513,452
 Comprehensive income:
   Net income                                 --         --   2,227,972           --    $2,227,972     2,227,972
   Other comprehensive income:
     Unrealized gains on
       securities available for
       sale:
      Unrealized holding gains
        on securities available
        for sale, net of deferred
        income taxes of
        $569,341                              --         --          --           --     1,184,136            --
      Less: reclassification
        adjustment, net of
        income taxes of $5,156                --         --          --           --       (10,008)           --
-----------------------------------------------------------------------------------------------------------------
Other comprehensive income,
  net of tax                                  --         --          --    1,174,128     1,174,128     1,174,128
-----------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --         --          --           --    $3,402,100            --
-----------------------------------------------------------------------------------------------------------------

                                              Chesapeake Financial Shares, Inc.

                                             CONSOLIDATED STATEMENTS OF CHANGES

                                                        IN SHAREHOLDERS' EQUITY

                            Years Ended December 31, 2001, 2000 and 1999

                                                                         Accumulated
                                      Common    Additional                  Other
                                      Stock,     Paid-In    Retained    Comprehensive Comprehensive
                                      Voting     Capital    Earnings       Income        Income        Total
--------------------------------    ----------  ---------- -----------  ------------- ------------- -----------
Exercise of stock options               75,600     35,190           --          --                      110,790
Issuance of common stock for
  services                              19,345     59,970           --          --                       79,315
Acquisition of common stock            (77,380)  (206,384)          --          --                     (283,764)
Cash dividends ($0.40 per
  share)                                    --         --     (491,576)         --                     (491,576)
----------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2000                   $6,149,200  $ 153,521  $11,473,316    $554,280                  $18,330,317
 Comprehensive income:
   Net income                               --         --    2,640,429          --     $2,640,429     2,640,429
   Other comprehensive
     income:
     Unrealized losses on
       securities available for
       sale:
     Unrealized holding losses
       on securities available
       for sale, net of deferred
       income taxes of
       $21,028                              --         --           --          --        (40,819)           --
      Add: reclassification
        adjustment,net of
        income taxes of
        $552                                --         --           --          --          1,073            --
----------------------------------------------------------------------------------------------------------------
Other comprehensive income,
  net of tax                                --         --           --     (39,746)    $  (39,746)      (39,746)
----------------------------------------------------------------------------------------------------------------
Total comprehensive income                  --         --           --          --     $2,600,683            --
----------------------------------------------------------------------------------------------------------------
Exercise of stock options              104,400     35,075           --          --                      139,475
Issuance of common stock
  for services                          26,390     47,502           --          --                       73,892
Acquisition of common stock             (3,000)    (6,150)          --          --                       (9,150)
Cash dividends ($0.45 per
  share)                                    --         --     (560,279)         --                     (560,279)
----------------------------------------------------------------------------------------------------------------
Balance,
December 31, 2001                   $6,276,990  $ 229,948  $13,553,466    $514,534                  $20,574,938
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1.  Summary of Significant Accounting Policies

General
    Chesapeake Financial Shares, Inc. ("CFS") owns 100% of Chesapeake Bank (the "Bank") and Chesapeake Investment Group, Inc. ("CIG"). Three additional companies, Chesapeake Financial Group, Inc., Chesapeake Insurance Agency, Inc. T/A Chesapeake Investment Services and Chesapeake Trust Company are wholly-owned subsidiaries of CIG. The consolidated financial statements include the accounts of CFS and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated.

    The accounting and reporting policies of CFS are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are summarized below.

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

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    A loan is considered impaired when, based on current information and events, it is probable that CFS will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

    Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, CFS does not separately identify individual consumer and residential loans for impairment disclosures.

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

Foreclosed Properties
    Foreclosed properties are recorded at the lower of the outstanding loan balance at the time of foreclosure or the estimated fair value less estimated costs to sell. At foreclosure any excess of loan balance over the fair value of the property is charged to the allowance for loan losses. Such carrying value is periodically reevaluated and written down if there is an indicated decline in fair value. Costs to bring a property to salable condition are capitalized up to the fair value of the property while costs to maintain a property in salable condition are expensed as incurred. CFS has included $45,000 and $175,000 of foreclosed properties in other assets at December 31, 2001 and 2000, respectively.

Trust Company Assets
    Securities and other property held by the Trust Company in a fiduciary or agency capacity are not assets of CFS and are not included in the accompanying consolidated financial statements.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



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

Consolidated Statements of Cash Flows
    For purposes of the statement of cash flows, CFS considers cash equivalents to include cash on hand, amounts due from banks and federal funds sold.

Advertising Costs
    CFS follows the policy of charging the production costs of advertising to expense as incurred.

Use of Estimates
    In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Earnings Per Share
    Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by CFS relate solely to outstanding stock options and are determined using the treasury stock method.

Defined Benefit Plan
    The cost of an employee's pension benefit is recognized on the net periodic pension cost method over the employee's approximate service period. The aggregate cost method is utilized for funding purposes.

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2.  Securities

    Amortized cost and fair values of securities available for sale as of December 31, 2001 and 2000, are as follows:

                                                       2001
----------------------------------------------------------------------------------
                                                 Gross      Gross
                                   Amortized   Unrealized Unrealized
                                     Cost        Gains     (Losses)   Fair Value
---------------------------------------------------------------------------------
Securities of state and political
  subdivisions                    $ 15,151,912 $ 543,615  $ (39,889) $ 15,655,638
Corporate debt securities            1,539,427    17,131     (5,808)    1,550,750
Mortgage-backed securities          17,700,819   310,811    (46,263)   17,965,367
Other                                  948,600        --         --       948,600
---------------------------------------------------------------------------------
        Total                     $ 35,340,758 $ 871,557  $ (91,960) $ 36,120,355
---------------------------------------------------------------------------------

                                                       2000
----------------------------------------------------------------------------------
                                                 Gross      Gross
                                   Amortized   Unrealized Unrealized
                                     Cost        Gains     (Losses)   Fair Value
---------------------------------------------------------------------------------
U.S. Government agencies          $  1,040,000 $      --  $  (5,522) $  1,034,478
Securities of state and
 political subdivisions             15,110,437   753,791    (25,140)   15,839,088
Corporate debt securities            1,552,694     3,163     (5,857)    1,550,000
Mortgage-backed securities          20,013,805   157,279    (37,895)   20,133,189
Other                                  998,600        --         --       998,600
---------------------------------------------------------------------------------
        Total                     $ 38,715,536 $ 914,233  $ (74,414) $ 39,555,355
---------------------------------------------------------------------------------

    The amortized cost and fair value of securities available for sale as of December 31, 2001, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

                                                Amortized      Fair
                                                  Cost         Value
        ----------------------------------------------------------------
        Due in one year or less                $  4,569,330 $  4,684,568
        Due after one year through five years    14,983,964   15,159,265
        Due after five years through ten years    3,764,089    3,877,601
        Due after ten years                      11,074,775   11,450,321
        Other                                       948,600      948,600
        ----------------------------------------------------------------
                Total                          $ 35,340,758 $ 36,120,355
        ----------------------------------------------------------------

    Proceeds from sales and calls of securities available for sale during 2001, 2000, and 1999 were $1,038,075, $1,363,904, and $6,845,807, respectively. There were no gross realized gains on sales and calls of securities during 2001. Gross realized gains amounted to $15,164 and $14,776 in 2000 and 1999, respectively. Gross realized losses amounted to $1,625 and $114,779 in 2001 and 1999, respectively. There were no gross realized losses in 2000. The tax benefit (provision) applicable to these net realized gains and losses amounted to $552, ($5,156), and $34,001 in 2001, 2000, and 1999, respectively.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    The amortized cost of securities pledged to secure public deposits, borrowings from the Federal Reserve Bank and fiduciary powers amounted to $15,830,951 and $13,876,694 at December 31, 2001 and 2000, respectively.


Note 3.  Loans

A summary of the balances of loans follows:

                                                       December 31,
  ---------------------------------------------------------------------------
                                                    2001          2000
  ---------------------------------------------------------------------------
  Commercial                                    $  84,397,814 $  76,314,864
  Real estate mortgage                             46,605,210    41,673,571
  Real estate construction                          7,946,878     5,464,602
  Consumer                                         28,192,286    31,792,163
  Participations with other banks                   1,607,647     2,377,819
  Other                                               265,514       832,841
  ---------------------------------------------------------------------------
                                                $ 169,015,349 $ 158,455,860
  ---------------------------------------------------------------------------
          Less: Allowance for loan losses           2,540,577     2,125,022
  ---------------------------------------------------------------------------
          Loans, net                            $ 166,474,772 $ 156,330,838
  ---------------------------------------------------------------------------

An analysis of the allowance for loan losses follows:

                                                          December 31,
-------------------------------------------------------------------------------------
                                                2001         2000         1999
-------------------------------------------------------------------------------------
Balance at beginning of year                 $ 2,125,022  $ 2,253,676  $ 2,023,752
  Provision for loan losses                      696,664      405,496      210,713
  Loans charged off                             (330,115)    (611,981)     (27,057)
  Recoveries on loans previously charged off      49,006       77,831       46,268
-------------------------------------------------------------------------------------
Balance at end of year                       $ 2,540,577  $ 2,125,022  $ 2,253,676
-------------------------------------------------------------------------------------

The following is a summary of information pertaining to impaired loans:

                                                     December 31,
   --------------------------------------------------------------------------
                                                    2001      2000
   --------------------------------------------------------------------------
   Impaired loans with a valuation allowance     $ 552,104  $ 49,617
   --------------------------------------------------------------------------
   Valuation allowance related to impaired loans $ 350,000  $ 49,617
   --------------------------------------------------------------------------
                                                   Years Ended December 31,
   --------------------------------------------------------------------------
                                                    2001      2000    1999
   --------------------------------------------------------------------------
   Average investment in impaired loans          $ 576,913  $ 49,617     --
   Interest income recognized                       23,648     2,395     --
   --------------------------------------------------------------------------

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $270,160, $513,196 and $155,520 at December 31, 2001, 2000 and
1999, respectively. If interest on these loans had been accrued, such income would have approximated $12,742, $49,571 and $11,960 at December 31, 2001, 2000 and 1999, respectively.

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 4.  Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

                                                        December 31,
     ----------------------------------------------------------------------
                                                      2001        2000
     ---------------------------------------------------------------------
     Land                                          $ 1,534,984 $   762,335
     Buildings                                       3,703,626   3,657,926
     Furniture, fixtures and improvements            1,109,244   1,087,624
     Mechanical equipment                            3,955,214   3,647,189
     Leasehold improvements                          1,279,174   1,263,394
     Construction in progress                          945,343          --
     ---------------------------------------------------------------------
                                                   $12,527,585 $10,418,468
              Less accumulated depreciation          5,542,371   4,838,059
     ---------------------------------------------------------------------
                                                   $ 6,985,214 $ 5,580,409
     ---------------------------------------------------------------------

    For the years ended December 31, 2001, 2000 and 1999, depreciation expense was $743,403, $675,533, and $557,201, respectively.

Note 5.  Borrowings

    CFS's fixed-rate Federal Home Loan Bank advances of $10,000,000 at December 31, 2001 mature through 2003. At December 31, 2001, the interest rates on fixed-rate advances ranged from 2.17 percent to 3.01 percent. The weighted average interest rate on advances was 2.45 percent. As of December 31, 2000, CFS had variable rate overnight advances of $8,000,000. Advances on the line are secured by all of CFS's first lien loans on one-to-four unit single family dwellings. As of December 31, 2001, the book value of these loans totaled approximately $19,700,000. The amount of the available credit is limited to seventy-five percent of qualifying collateral. Any borrowings in excess of the qualifying collateral require pledging of additional assets.

    CFS's fixed-rate long-term debt of $791,922 at December 31, 2001 matures in 2018. The long-term debt is secured by a deed of trust on property located in Lancaster County, Virginia with a carrying value of $818,000. Aggregate maturities during the next five years are: 2002, $31,523; 2003, $33,301; 2004, $35,180; 2005, $37,164 and 2006, $39,260.

    CFS has unsecured lines of credit with correspondent banks totaling $13,895,000 available for overnight borrowing and an undrawn line of credit of $2,000,000 secured by Bank stock.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 6.  Income Taxes

The components of the net deferred tax asset, included in other assets, are as follows:

                                                             December 31,
  ----------------------------------------------------------------------------
                                                            2001      2000
  ---------------------------------------------------------------------------
  Deferred tax assets:
    Allowance for loan and cash management account losses $ 926,759 $ 742,924
    Deferred compensation                                   182,188   123,869

              Accrued pension expense            56,361      65,026
              Intangible assets                   8,516      11,555
              Other                              53,889      70,397
            -------------------------------------------------------
                                            $ 1,227,713 $ 1,013,771
            -------------------------------------------------------
            Deferred tax liabilities:
              Securities available for sale $   265,064 $   285,538
              Premises and equipment            182,992     147,811
            -------------------------------------------------------
                                            $   448,056 $   433,349
            -------------------------------------------------------
            Net deferred tax asset          $   779,657 $   580,422
            -------------------------------------------------------

    The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999, consists of the following:

                                     2001        2000       1999
           ---------------------------------------------------------
           Current tax expense    $ 1,112,566  $ 760,302  $ 716,772
           Deferred tax (benefit)    (178,761)   (38,170)   (26,730)
           ---------------------------------------------------------
                                  $   933,805  $ 722,132  $ 690,042
           ---------------------------------------------------------

    The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following:

                                         2001         2000         1999
     ----------------------------------------------------------------------
     Computed "expected" tax expense  $ 1,215,240  $ 1,003,035  $  935,446
     Increase (decrease) in income
       taxes resulting from:
         Tax exempt interest income      (270,601)    (271,508)   (247,005)
         Other                            (10,834)      (9,395)      1,601
     ----------------------------------------------------------------------
                                      $   933,805  $   722,132  $  690,042
     ----------------------------------------------------------------------

Note 7.  Employee Benefit Plans

Pension Plan

    CFS has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age. Benefits are generally based upon years of service and the employees' compensation. CFS funds pension costs in accordance with the funding provisions of the Employee Retirement Income Security Act.

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three-year period ending December 31, 2001, computed as of October 1/st of each respective year: /

                                                                2001          2000          1999
-----------------------------------------------------------------------------------------------------
Change in Benefit Obligation
  Benefit obligation, beginning                            $ 1,722,808    $ 1,328,347   $ 1,192,692
  Service cost                                                 161,869        129,817       118,317
  Interest cost                                                128,837         99,252        89,071
  Actuarial (gain) loss                                            873        217,992       (52,197)
  Benefits paid                                                (25,971)       (52,600)      (19,536)
-----------------------------------------------------------------------------------------------------
  Benefit obligation, ending                               $ 1,988,416    $ 1,722,808   $ 1,328,347
-----------------------------------------------------------------------------------------------------
Change in Plan Assets
  Fair value of plan assets, beginning                     $ 1,460,124    $ 1,205,674   $ 1,007,885
  Actual return on plan assets                                (282,834)       184,069       140,927
  Employer contributions                                       148,958        122,981        76,398
  Benefits paid                                                (25,971)       (52,600)      (19,536)
-----------------------------------------------------------------------------------------------------
  Fair value of plan assets, ending                        $ 1,300,277    $ 1,460,124   $ 1,205,674
-----------------------------------------------------------------------------------------------------
Funded Status                                              $  (688,139)   $  (262,684)  $  (122,673)
  Unrecognized net actuarial (gain) loss                       264,958       (156,623)     (306,504)
  Unrecognized net obligation at transition                     32,554         36,624        40,694
  Unrecognized prior service cost                               26,241         28,865        31,489
-----------------------------------------------------------------------------------------------------
  Accrued benefit cost included in other liabilities
    at October 1                                           $  (364,386)   $  (353,818)  $  (356,994)
  Contribution made in December                                180,079        148,958       122,981
-----------------------------------------------------------------------------------------------------
  Accrued benefit cost included in other liabilities
    at December 31                                         $  (184,307)   $  (204,860)  $  (234,013)
-----------------------------------------------------------------------------------------------------
The components of net periodic benefit cost are as follows:
                                                                2001          2000          1999
-----------------------------------------------------------------------------------------------------
Components of Net Periodic Benefit Cost
  Service cost                                             $   161,869    $   129,817   $   118,317
  Interest cost                                                128,837         99,252        89,071
  Expected return on plan assets                              (137,874)      (108,064)      (90,253)
  Amortization of prior service cost                             2,624          2,624         2,624
  Amortization of net obligation at transition                   4,070          4,070         4,070
  Recognized net actuarial (gain)                                   --         (7,894)       (4,218)
-----------------------------------------------------------------------------------------------------
    Net periodic benefit cost                              $   159,526    $   119,805   $   119,611
-----------------------------------------------------------------------------------------------------
The assumptions used in the measurement of CFS's benefit obligation are shown in the following table:
                                                                2001          2000          1999
-----------------------------------------------------------------------------------------------------
Weighted-Average Assumptions
Discount rate                                                 7.50%          7.50%         7.50%
Expected return on plan assets                                9.00%          9.00%         9.00%
Rate of compensation increase                                 5.00%          5.00%         5.00%

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Deferred Compensation Agreements
    The Bank and CFS have deferred compensation agreements providing for monthly payments to an officer of each company commencing at retirement. The liabilities under these agreements are being accrued over the officers' remaining periods of employment such that the then present value of the monthly payments will have been accrued by retirement date. CFS funds the deferred compensation commitments through life insurance policies on the officers. The officers are currently receiving benefits under these plans.

Employee Stock Ownership Plan
    Generally, full-time employees who have completed one calendar year of service are eligible. Contributions each year are at the discretion of the Board of Directors, within certain limitations prescribed by Federal tax regulations. CFS made cash contributions to the plan of $30,000, $19,993 and $19,993 during the years ended December 31, 2001, 2000 and 1999, respectively. These contributions are included in salaries and benefits in the accompanying income statements. An employee's proportional ownership in the plan assets vests on an increasing scale over 7 years, or sooner under certain circumstances. The plan intends to invest contributions received in shares of CFS common stock. Dividends paid on shares held by the plan are charged to retained earnings. All shares held by the plan are treated as outstanding in computing CFS's earnings per share.

401(k) Plan
    CFS has adopted a contributory 401(k) plan that covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary, subject to Internal Revenue Service limits. The Corporation will make a matching contribution of 25% of the first 6% of the employee's salary deferred. Total expense related to the plan was $39,365, $35,785 and $30,991 for 2001, 2000 and 1999, respectively.

Note 8.  Stock Option Plans

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

    A summary of the status of the expired plan at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates is as follows:

                                       2001              2000              1999
---------------------------------------------------------------------------------------
                                          Weighted          Weighted          Weighted
                                          Average           Average           Average
                                          Exercise          Exercise          Exercise
                                 Shares    Price   Shares    Price   Shares    Price
--------------------------------------------------------------------------------------
Outstanding at beginning
  of year                         42,480   $ 6.86   57,600   $ 6.98   73,008   $ 6.92
Exercised                        (18,720)    6.36  (15,120)    7.33  (15,408)    6.70
--------------------------------------------------------------------------------------
Outstanding at end of year        23,760     7.26   42,480     6.86   57,600     6.98
--------------------------------------------------------------------------------------
Options exercisable, end of year  23,760     7.26   42,480     6.86   57,600     6.98

                                              Chesapeake Financial Shares, Inc.

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

    A summary of the status of the 1996 plan at December 31, 2001, 2000 and 1999 and the changes during the years ended on those dates are as follows:

                                    2001              2000             1999
----------------------------------------------------------------------------------
                                       Weighted         Weighted         Weighted
                                       Average          Average          Average
                                       Exercise         Exercise         Exercise
                              Shares    Price   Shares   Price   Shares   Price
---------------------------------------------------------------------------------
Outstanding at beginning
  of year                      66,420  $ 15.20   51,420 $ 14.41   37,920 $ 12.08
Granted                        16,000    14.82   15,000   17.91   13,500   20.96
Exercised                      (2,160)    9.48       --      --       --      --
Forfeited                      (1,500)   18.50       --      --       --      --
---------------------------------------------------------------------------------
Outstanding at end of year     78,760    15.21   66,420   15.20   51,420   14.41
---------------------------------------------------------------------------------
Options exercisable, end
  of year                      35,760    12.23   25,920    9.77   13,680    9.41
Weighted average fair value
  of options granted during
  the year                    $  3.21           $  4.65          $  5.48

The status of the options outstanding at December 31, 2001 is as follows:

                                          Options Outstanding  Options Exercisable
------------------------------------------------------------------------------------
                                                      Weighted             Weighted
                              Range of                Average              Average
   Remaining                  Exercise      Number    Exercise   Number    Exercise
Contractual Life               Price      Outstanding  Price   Exercisable  Price
-----------------------------------------------------------------------------------
             0.3            $ 6.94-$ 7.64   23,760     $ 7.26    23,760     $ 7.26
             1.3            $ 9.03-$18.33   15,480      11.09    15,480      11.09

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                           Options Outstanding  Options Exercisable
--------------------------------------------------------------------------------------
                                                       Weighted             Weighted
                               Range of                Average              Average
   Remaining                   Exercise      Number    Exercise   Number    Exercise
Contractual Life                Price      Outstanding  Price   Exercisable  Price
--------------------------------------------------------------------------------------
             2.3            $  9.93-$22.55   14,160     12.81     11,160     10.19
             3.3            $ 16.67-$19.25   12,620     17.38      9,120     16.67
             4.3            $ 15.95-$20.50   13,500     19.32         --        --
             5.3                $17.50       10,500     17.50         --        --
             6.3                $14.50       12,500     14.50         --        --

    CFS applies APB Opinion 25 and related interpretations in accounting for the stock option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for CFS's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, CFS's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                           Years Ended December 31,
                                         2001        2000        1999
     ----------------------------------------------------------------------
     Net income           As reported $ 2,640,429 $ 2,227,972 $ 2,061,269
                          Pro forma   $ 2,597,519 $ 2,186,926 $ 2,029,208

     Earnings per share-- As reported $      2.12 $      1.81 $      1.67
       basic              Pro forma   $      2.09 $      1.78 $      1.65

     Earnings per share-- As reported $      2.07 $      1.76 $      1.60
       assuming dilution  Pro forma   $      2.04 $      1.73 $      1.58

    The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                   Years Ended December 31,
                                   2001        2000        1999
         -------------------------------------------------------------
         Dividend yield            1.79%       1.69%       1.59%
         Expected life             7 years     7 years     7 years
         Expected volatility      15.74%      16.83%      15.22%
         Risk-free interest rate   5.11%       6.30%       6.50%

Note 9.  Shareholders' Equity

    During 2001, 2000 and 1999, CFS issued 5,278 shares, 3,869 shares, and 3,267 shares, respectively, of common stock to its Directors for partial compensation.

Note 10.  Commitments and Contingencies

    CFS leases certain facilities and equipment under operating leases which expire at various dates through 2007. These leases generally contain renewal options and require CFS to pay taxes, insurance, maintenance and other expenses in addition to the minimum normal rentals.

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    Minimum rental payments under these operating lease agreements as of December 31, 2001 are as follows:

                            Year Ending
                            December 31,
                            -----------------------
                                2002     $ 89,664
                                2003       89,664
                                2004       84,364
                                2005       57,864
                                2006       59,544

    Rent expense under operating leases aggregated $130,194, $128,686 and $147,966 for the years ended December 31, 2001, 2000 and 1999, respectively.

    As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amounts of daily average required balances were approximately $6,311,000 and $4,886,000, respectively.

Note 11.  Related Party Transactions

    Officers, directors and their affiliates had borrowings of $4,262,522 and $7,081,552 at December 31, 2001 and 2000, respectively, with the Bank.

Changes in borrowings during 2001 were as follows:

                    Balance, December 31, 2000  $ 7,081,552
                    Additions                       550,001
                    Payments                     (3,369,031)
                 ---------------------------------------------
                    Balance, December 31, 2001  $ 4,262,522
                 ---------------------------------------------

    These transactions occurred in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with unrelated persons.

Note 12.  Other Income and Expenses

The principal components of "Other Income" in the consolidated statements of income are:

                                                              2001        2000        1999
------------------------------------------------------------------------------------------------
Cash management fees and discount                          $ 1,953,979 $ 1,525,306 $ 1,194,408
Merchant discount                                              984,379   1,009,417     853,152
ATM fee income                                                 275,176     237,929     240,326
Other (includes no items in excess of 1% of total revenue)     665,509     583,928     627,293
------------------------------------------------------------------------------------------------
                                                           $ 3,879,043 $ 3,356,580 $ 2,915,179
------------------------------------------------------------------------------------------------

The principal components of "Other Expenses" in the consolidated statements of income are:

                                                              2001        2000        1999
------------------------------------------------------------------------------------------------
Advertising                                                $   218,436 $   291,271 $   199,662
Merchant card                                                  874,798     916,922     844,975
Cash management royalties                                      395,471     477,150     357,444
Provision for cash management account losses                   240,000     190,000      72,500
Other (includes no items in excess of 1% of total revenue)   2,370,141   1,834,467   1,720,373
------------------------------------------------------------------------------------------------
                                                           $ 4,098,846 $ 3,709,810 $ 3,194,954
------------------------------------------------------------------------------------------------

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 13.  Earnings Per Share

    The following data shows the amounts used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The potential common stock did not have an impact on net income.

                                         2001      2000      1999
      ----------------------------------------------------------------------
      Weighted average number
        of common shares, basic        1,243,115 1,228,652 1,232,655
      Effect of dilutive stock options    32,111    37,962    55,180
      ----------------------------------------------------------------------
      Weighted average number
        of common shares and dilutive
        potential common stock
        used in diluted EPS            1,275,226 1,266,614 1,287,835
      ----------------------------------------------------------------------

    Options on approximately 21,595 shares and 40,500 shares were not included in the computation of diluted earnings per share for the years ended December 31, 2001 and 2000, respectively, because the exercise price of those options exceeded the average market price of the common shares. No options were excluded from the computation of diluted earnings per share for the years ended December 31, 1999.

Note 14.  Time Deposits

Remaining maturities on certificates of deposit are as follows:

                        2002                       $66,331, 841
                        2003                         21,511,995
                        2004                          6,077,952
                        2005                            886,786
                        2006 and thereafter              70,456
               --------------------------------------------------
                                                   $ 94,879,030
               --------------------------------------------------


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


    At December 31, 2001 and 2000, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                     Contract Amount
      --------------------------------------------------------------------
                                                    2001        2000
      --------------------------------------------------------------------
      Commitments to grant loans                 $ 5,856,742 $ 7,118,137
      Unfunded commitments under lines of credit  32,431,128  23,252,013
      Commercial and standby letters of credit     1,977,600   2,513,930

                                              Chesapeake Financial Shares, Inc.

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

    CFS maintains its cash accounts in several correspondent banks. The total amount by which cash on deposit in those banks exceeds the federally insured limits is approximately $359,673 at December 31, 2001.

Note 16.  Fair Value of Financial Instruments and Interest Rate Risk

    The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for CFS's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of CFS.

    The following methods and assumptions were used by CFS in estimating fair value disclosures for financial instruments:

Cash, short-term investments and federal funds sold: The carrying amounts of cash and short-term instruments approximate fair values.

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

Loans: For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Cash management accounts: The carrying value of cash management accounts approximates their fair value. The future cash flows from these accounts are short-term in nature (less than 90 days) and the rate of return approximates current market rates.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term debt: The fair value of CFS's long-term borrowings are estimated using discounted cash flow analyses based on CFS's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2001 and 2000, the carrying amounts of loan commitments and standby letters of credit approximated fair values.

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    The estimated fair values, and related carrying or notional amounts, of CFS's financial instruments are as follows:

                                            2001                2000
    -------------------------------------------------------------------------
                                     Carrying    Fair    Carrying    Fair
                                      Amount     Value    Amount     Value
    ------------------------------------------------------------------------
                                       (In Thousands)      (In Thousands)
    Financial assets:
     Cash and short-term investments $  12,299 $  12,299 $   8,965 $   8,965
     Federal funds sold                  7,674     7,674        --        --
     Securities                         36,120    36,120    39,555    39,555
     Loans                             166,475   169,751   156,331   153,723
     Cash management accounts           10,883    10,883     9,209     9,209
     Accrued interest receivable         1,289     1,289     1,534     1,534
    Financial liabilities:
     Deposits                        $ 211,817 $ 220,050 $ 194,044 $ 194,460
     Short-term borrowings              10,000    10,000     9,500     9,500
     Long-term debt                        792       583       822       556
     Accrued interest payable              255       255       397       397

    CFS assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of CFS's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to CFS. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate CFS's overall interest rate risk.

Note 17.  Minimum Regulatory Capital Requirements

    CFS is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on CFS's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institution's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

    Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001 and 2000, that CFS meets all capital adequacy requirements to which it is subject.

2001 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



    As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized CFS as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, CFS must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

    CFS's actual capital amounts and ratios are also presented in the table.

                                                                 To Be Well
                                                              Capitalized Under
                                               For Capital    Prompt Corrective
                                 Actual     Adequacy Purposes Action Provisions
   -----------------------------------------------------------------------------
      (Amount in Thousands)   Amount  Ratio   Amount    Ratio  Amount    Ratio
   ----------------------------------------------------------------------------
   As of December 31, 2001:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated        $ 22,517 11.5% $ 15,683     8.0%     N/A
         Chesapeake Bank     $ 20,673 10.6% $ 15,584     8.0% $19,480    10.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated        $ 20,060 10.2% $  7,842     4.0%     N/A
         Chesapeake Bank     $ 18,231  9.4% $  7,792     4.0% $11,688     6.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated        $ 20,060  8.4% $  9,557     4.0%     N/A
         Chesapeake Bank     $ 18,231  7.7% $  9,464     4.0% $11,831     5.0%
   As of December 31, 2000:
     Total Capital (to Risk
       Weighted Assets):
         Consolidated        $ 20,098 11.0% $ 14,528     8.0%     N/A
         Chesapeake Bank     $ 18,628 10.3% $ 14,448     8.0% $18,060    10.0%
     Tier 1 Capital (to Risk
       Weighted Assets):
         Consolidated        $ 17,776  9.8% $  7,264     4.0%     N/A
         Chesapeake Bank     $ 16,368  9.1% $  7,224     4.0% $10,836     6.0%
     Tier 1 Capital (to
       Average Assets):
         Consolidated        $ 17,776  8.1% $  8,743     4.0%     N/A
         Chesapeake Bank     $ 16,368  7.6% $  8,666     4.0% $10,832     5.0%

                                              Chesapeake Financial Shares, Inc.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 18.  Condensed Parent Company Financial Statements

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

    The parent company's principal assets are its investments in its wholly-owned subsidiaries. Dividends from the Bank are the primary source of funds for the parent company. The payment of dividends by the Bank is restricted by various statutory limitations. Banking regulations also prohibit extensions of credit by the Bank to the parent company unless appropriately secured by assets. As of December 31, 2001, the amount available for payment of additional dividends without prior regulatory approval from the Bank to the parent company is $3,348,935 or 16.3% of consolidated net assets.

                         Balance Sheets (Condensed)
                                                               December 31,
                                                             2001         2000
----------------------------------------------------------------------------------
Assets
  Cash                                                   $    391,781 $    499,145
  Securities                                                       --      707,373
  Investment in subsidiaries                               20,068,216   17,033,926
  Premises and equipment, net                                 822,166      862,141
  Other assets                                                 85,494       68,095
----------------------------------------------------------------------------------
        Total assets                                     $ 21,367,657 $ 19,170,680
----------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
  Long-term debt                                         $    791,922 $    821,762
  Other liabilities                                               797       18,601
  Shareholders' equity                                     20,574,938   18,330,317
----------------------------------------------------------------------------------
        Total liabilities and shareholders' equity       $ 21,367,657 $ 19,170,680
----------------------------------------------------------------------------------

                       Statements of Income (Condensed)

                                                     2001         2000         1999
---------------------------------------------------------------------------------------
Income-Dividends-Bank                             $ 1,850,000 $  1,112,500 $    953,000
Other                                                 107,713      153,328      138,264
---------------------------------------------------------------------------------------
        Total income                              $ 1,957,713 $  1,265,828 $  1,091,264
---------------------------------------------------------------------------------------
Expenses-Interest expense                         $    44,452 $     42,150 $     47,431
Other expenses                                        258,824      233,066      226,213
---------------------------------------------------------------------------------------
        Total expenses                            $   303,276 $    275,216 $    273,644
---------------------------------------------------------------------------------------
Income before income taxes and equity in
  undistributed earnings of subsidiaries          $ 1,654,437 $    990,612 $    817,620
Allocated income tax benefit                           49,766       35,070       33,230
---------------------------------------------------------------------------------------
Income before equity in undistributed earnings of
  subsidiaries                                    $ 1,704,203 $  1,025,682 $    850,850
Equity in undistributed earnings of subsidiaries      936,226    1,202,290    1,210,419
---------------------------------------------------------------------------------------
Net income                                        $ 2,640,429 $  2,227,972 $  2,061,269
---------------------------------------------------------------------------------------

2001 Annual Report

STATEMENTS OF CASH FLOWS (CONDENSED)





                                                              2001         2000         1999
--------------------------------------------------------   -----------  -----------  -----------
-------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                               $ 2,640,429  $ 2,227,972  $ 2,061,269
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                              41,380       43,518       42,869
      Equity in undistributed earnings of subsidiaries        (936,226)  (1,202,290)  (1,210,419)
      Loss on securities available for sale                         --           --        3,902
      Issuance of common stock for services                     73,892       79,315       42,545
      Amortization of premium                                       28          166       (1,606)
      Changes in other assets and liabilities:
        (Increase) decrease in other assets                    (11,987)     125,547     (158,794)
        Increase (decrease) in other liabilities               (17,804)      18,601      (28,333)
-------------------------------------------------------------------------------------------------
           Net cash provided by operating
             activities                                    $ 1,789,712  $ 1,292,829  $   751,433
-------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Purchase of investment securities                        $        --  $        --  $  (541,652)
  Proceeds from maturities of investment securities                 --           --      368,000
  Purchases of premises and equipment                           (1,405)          --      (88,151)
  Investment in subsidiary                                  (1,435,877)    (250,000)          --
-------------------------------------------------------------------------------------------------
           Net cash (used in) investing
             activities                                    $(1,437,282) $  (250,000) $  (261,803)
-------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Dividends paid                                           $  (560,279) $  (491,576) $  (406,698)
  Curtailment of note payable                                  (29,840)     (25,951)     (26,861)
  Acquisitions of common stock                                  (9,150)    (283,764)    (447,267)
  Net proceeds from issuance of common stock                   139,475      110,790      129,312
-------------------------------------------------------------------------------------------------
           Net cash (used in) financing
             activities                                    $  (459,794) $  (690,501) $  (751,514)
-------------------------------------------------------------------------------------------------
           Net increase (decrease) in cash                 $  (107,364) $   352,328  $  (261,884)
Cash at beginning of year                                      499,145      146,817      408,701
-------------------------------------------------------------------------------------------------
Cash at end of year                                        $   391,781  $   499,145  $   146,817
-------------------------------------------------------------------------------------------------
Supplemental Disclosure of Noncash Investing Activities,
  contribution of securities to capital of a subsidiary    $   691,426  $        --  $        --
-------------------------------------------------------------------------------------------------

                                              Chesapeake Financial Shares, Inc.

                                                   INDEPENDENT AUDITOR'S REPORT


[LOGO] YHB
  Yount, Hyde & Barbour, P.C.
  Certified Public Accountants
       and Consultants

To the Board of Directors and Shareholders
Chesapeake Financial Shares, Inc. and Subsidiaries
Kilmarnock, Virginia

    We have audited the accompanying consolidated balance sheets of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chesapeake Financial Shares, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.
[LOGO] Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 10, 2002

2001 Annual Report

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

Financial Condition
    At the end of 2001, Chesapeake Financial Shares, Inc. (CFS) had total assets of $245.0 million, representing a 9.3% increase over the December 31, 2000 balance of $224.2 million. CFS ended the year with total gross loans of $169.0 million, and total deposits of $211.8 million, up 6.7% and 9.2%, respectively. The return on average equity in 2001 was 13.8% and return on average assets was 1.13% compared to 13.3% and 1.06%, respectively, in 2000. (See "Summary of Results of Operations")

    The moderate loan growth of 6.7% for 2001 brought the average annual loan growth rate for the last five years to 13.1%. Asset quality was maintained during this growth period with past due loans near record lows and the allowance for loan losses remaining at adequate levels and well above peer group statistics. The Bank continued to maintain its "well capitalized" status, the highest ranking available from the Federal Deposit Insurance Corporation
(FDIC).

Summary of Results of Operations
    Earnings for 2001 were $2,640,429 or $2.07 per share (fully diluted) compared to $2,227,972 or $1.76 per share in 2000, an increase of $412,457. The 18.5% increase in net income resulted from a 19.6% increase or $1,529,553 in net interest income. Noninterest income increased to $5,790,121 in 2001, up 12.7% over the 2000 level of $5,139,728. All noninterest income items were up in 2001 except merchant card income (see note 12). Merchant card income was down 2.5% or $25,038, however merchant card expense was down 4.6% or $42,124, creating a greater profit margin. Total noninterest expense was up 13.2% or $1,264,648 for the year.

    Chesapeake Financial Shares recorded earnings of $2,227,972 for 2000 or $1.76 per share (fully diluted) compared to $2,061,269 or $1.60 per share in 1999, an increase of 8.1% or $166,703. During 2000, the increase in earnings was primarily due to net interest income after provision for loan losses of $7,391,118, up $352,785 or 5.0% over $7,038,333 reported in 1999. Noninterest income increased $615,297 to $5,139,728 in 2000, up 13.6% over the 1999 level of $4,524,431, while total noninterest expense increased $769,289 to $9,580,742, up 8.7% over the 1999 total of $8,811,453.

    In 1999 earnings were $2,061,269 or $1.60 compared to $1,388,733 or $1.07 per share in 1998. The 48.4% increase in net income resulted from a 17.5% increase or $1,048,002 in net interest income after provision for loan losses. Noninterest income increased to $4,524,431 in 1999, up 17.9% over the 1998 level of $3,838,455. Total noninterest expenses for 1999 were $8,811,453, up 8.7% over the 1998 total of $8,104,425.

Assets: Loan Portfolio
    The loan portfolio is the largest component of earning assets for CFS and accounts for the greatest portion of total interest income. The net loan portfolio totaled $166.5, $156.3, and $130.6 million for 2001, 2000, and 1999, respectively, representing an increase of 6.5% for 2001 over 2000, 19.7% for 2000 over 1999, and 19.4% for 1999 over 1998. The increase in 2001 was in commercial and mortgage loans.

    Commercial loans increased 10.6% or $8.1 million, real estate--mortgage loans were up 11.8% or $4.9 million, and real estate construction loans increased 45.4% or $2.5 million. Consumer loans decreased 11.3% or $3.6 million during 2001. Participations with other banks decreased $0.8 million or 32.4% and all other loans decreased $0.6 million or 68.1%.

    On December 31, 2001, the loan portfolio consisted of 49.9% commercial loans, 32.3% single-family residential and residential construction loans, and 16.7% consumer loans. The commercial loans consisted principally of business loans such as service and professional, contractor, retail, other commercial, marine industry, medical, commercial real estate loans where real estate is the primary collateral, and hospitality, plus a

                                              Chesapeake Financial Shares, Inc.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

small portion of agricultural and seafood loans. Management attempts to reduce CFS's exposure to the risks of the local real estate market by limiting the aggregate size of its commercial portfolio and by primarily making such loans directly to the business occupants. Historically, CFS has engaged in limited mortgage lending secured by multi family and agricultural properties.

    Consistent with its focus on providing community based financial services, CFS generally does not make loans outside its principal market regions. By policy it does not originate or purchase highly leveraged loans or loans to foreign entities or individuals.

    Total nonperforming assets consist of nonaccrual loans, restructured loans, repossessed and foreclosed properties. Nonperforming assets were $867,264 at December 31, 2001, which represented an increase from $743,427, at December 31, 2000. Past due loans were 1.4% of total loans at December 31, 2001.

Investment Securities
    All of CFS's securities are classified as securities available for sale. Securities may be classified as investment securities (held to maturity) when management has the intent and CFS has the ability at the time of purchase to hold the securities to maturity. Investment securities are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the securities option or credit risk, increases in loan demand, general liquidity needs and other similar factors. Securities available for sale are carried at fair market value. Deposit growth, overnight and term borrowing, and investment portfolio liquidity provided funding for the increases in the loan portfolio.

    The fair market value of the portfolio exceeded book value by $514,534, net of the tax effect, at December 31, 2001, and book value exceeded fair market value by $554,280, net of the tax effect, at December 31, 2000. This is within risk limits established by the Board and the Asset/Liability Management Committee.

    At year end, total securities were $36.1 million, down $3.5 million from the $39.6 million on December 31, 2000, which was basically unchanged from $39.4 million on December 31, 1999. U. S. Government Agencies decreased to zero during 2001. Investments in mortgage-backed securities decreased from the 2000 levels of $20.1 million to $18.0 million, a 10.8% reduction, due to natural amortization. Investments in state and political subdivisions decreased 1.2% during 2001 and investments in corporate debt securities were unchanged.

Asset Quality-Provision/Allowance for Loan Losses
    The provision for loan losses is a charge against earnings necessary to maintain the allowance for loan losses at a level consistent with management's evaluation of the credit quality and risk adverseness of the loan portfolio. The allowance for loan losses represents management's estimate of the amount adequate to provide for potential losses inherent in the loan portfolio. To achieve this goal, the loan loss provision must be sufficient to cover loans charged off plus any growth in the loan portfolio. In determining the adequacy of the allowance for loan losses, management uses a methodology, which specifically identifies and reserves for higher risk loans. A general reserve is established for non-specifically reserved loans. Loans in a non-accrual status and over ninety days past due are considered in this evaluation as well as other loans, which may be a potential loss. The status of nonaccrual and past due loans varies from quarter to quarter based on seasonality, local economic conditions, and the cash flow of customers.

    The 2001 provision of $696,664 brought the net allowance for loan losses to $2,540,577 or 1.5% of gross loans less unearned discounts. The allowance for loan losses as a percent of gross loans less unearned discounts was 1.3% on December 31, 2000, and 1.7% in 1999. There was a provision of $405,496 in 2000 compared to the 1999 provision of $210,713. Continued loan growth may warrant additional provisions in the future. Loans charged off totaled $330,115 in 2001, $611,981 in 2000, and $27,057 in 1999. Recoveries for the same periods were $49,006, $77,831, and $46,268, respectively. Management and the Board of Directors believe that the total allowance at year end was adequate relative to current levels of risk in the portfolio.

2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    Management has periodically contracted outside professionals to perform an independent loan quality review to enhance the internal loan review process. A review was performed in 2001 and the results were consistent with those of the internal loan review officer and management's reserve analysis process. The maintenance of high loan quality objectives has been key to CFS's current levels of performance.

Liabilities: Deposits
    Chesapeake depends on deposits to fund most of its lending activities, generate fee income opportunities, and create a market for other financial service products. Deposits are also the largest component of CFS's liabilities and account for the greatest portion of interest expense.

    Deposits totaled $211.8, $194.0, and $174.8 million for 2001, 2000, and 1999, respectively, and represented an increase of 9.2% for 2001 over 2000 and an increase of 11.0% for 2000 over 1999. There was a 6.9% decrease in certificates of deposit during 2001, prompted primarily by the decrease in interest rates during the year. And, for the same reason noninterest bearing deposits increased to $33.6 million or 22.6% from $27.4 million on December 31, 2000 and savings and noninterest bearing demand deposit balances increased during 2001 by 28.7% or $18.6 million to $83.3 million.

Shareholders' Equity
    Capital represents funds, earned or obtained, over which management can exercise greater control in comparison with deposits and borrowed funds. Future growth and expansion of Chesapeake is dictated by the ability to produce capital. Capital adequacy is reviewed by management on an ongoing basis with reference to the size, composition and quality of the Chesapeake's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that assures an adequate level to support anticipated asset growth and absorb potential losses.

    Federal regulators have adopted minimum capital standards. Specifically, the guidelines categorize assets and off balance sheet items into four risk weighted categories. The minimum ratio of qualifying total capital to risk weighted assets is 8%. For CFS, Tier 1 capital is composed of common equity and retained earnings. Tier 1 capital to risk weighted assets and Tier 1 capital to average assets (called leveraged capital) must be 4%. On December 31, 2001, CFS had ratios of Tier 1 risk based capital to risk weighted assets of 10.2%, total risk based capital to risk weighted assets of 11.5%, and Tier 1 leverage capital of 8.4%. At December 31, 2000, these ratios were 9.8%, 11.0% and 8.1%, respectively. At December 31, 1999, these ratios for the Bank were 10.4%, 11.7% and 8.3%, respectively, well above the regulatory minimums and exceeded the requirements for FDIC's "well capitalized" designation. As of December 31, 2001, CFS's primary capital to asset ratio was 9.2%.

Dividend and Market Information
    CFS's stock has traded on the "OTC" (Over The Counter) market under the symbol "CPKF" for several years. CFS raised its dividend to $0.45 per share in 2001, an increase of $0.05 over 2000. This increase followed a $0.07 per share dividend increase from $0.33 in 1999 to $0.40 in 2000. Trades in CFS's common stock occurred infrequently and generally involved a relatively small number of shares. Based on information available, the selling price ranged during 2001 from $13.50 to $22.25, and during 2000, from $13.75 to $21.00. Such transactions may not be representative of all transactions during the indicated periods, of the fair value of the stock at the time of such transactions, due to the infrequency of trades and the limited market for the stock. At December 31, 2001, there were 1,255,398 shares of Chesapeake Financial Shares, Inc. common stock outstanding held by approximately 443 holders of record.

Liquidity, Interest Rate Sensitivity, and Inflation
    Management policy objectives include providing adequate funds to meet the needs of depositors and borrowers at all times, as well as providing funds to meet the basic needs for ongoing operations, and to allow funding of longer-term investment opportunities and regulatory requirements. The objective of providing adequate funding should be accomplished at reasonable costs and on a timely basis. Management considers CFS's liquidity to be adequate.

                                              Chesapeake Financial Shares, Inc.

                                        MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    Chesapeake Financial Shares' primary sources of liquidity continue to be federal funds purchased, time deposits with other banks, securities maturing within one year, loan curtailments, and short term borrowings. On December 31, 2001, approximately 35.2% of the total invested portfolio dollars mature within one year as compared to 13.0% on December 31, 2000. The Bank's loan portfolio was also liquid with 39.7% of all loan dollars maturing or repricing within one year. This loan liquidity ratio was 45.9% on December 31, 2000.

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

    Chesapeake Bank management maintains overnight borrowing relationships with correspondent banks for up to $12,456,000, unsecured. The Bank and CFS have other secured borrowing relationships for up to $45,744,000.

    As of December 31, 2001, CFS held $45,000 in a repossessed asset and no other real estate owned. This asset is being marketed for sale and represents a near term secondary source of liquidity. CFS should realize full book value on disposal of this asset.

    Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same. Interest rate sensitivity refers to the difference between assets and liabilities subject to repricing, maturity, or volatility during a specified period. Management's objective in controlling interest rate sensitivity is to reprice loans and deposits and make investments that will maintain a profitable net interest margin. (See "Net Interest Income")

    While the effect of inflation is normally not as significant as is its influence on those businesses that have large investments in plant and inventories, it does have an effect. There are normally corresponding increases in the money supply, and banks will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

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

    Net interest income totaled $9.3, $7.8, and $7.2 million for 2001, 2000, and 1999, respectively, representing an increase of 19.6% for 2001 over 2000, 7.6% for 2000 over 1999, and 9.7% for 1999 over 1998. Loan demand was moderate this year with gross total loans up 6.7% or $10.6 million for 2001 over 2000. Total interest expense was $7.5, $7.9, and $6.2 million for 2001, 2000 and 1999, respectively. On a tax equivalent annualized basis, the net interest margin was 4.7%, 4.5% and 4.6% for 2001, 2000 and 1999, respectively.

Noninterest Income
    For the year ended December 31, 2001, noninterest income was $5.8 million, a 12.7% increase over the 2000 amount of $5.1 million, which was a 13.6% increase over the 1999 amount of $4.5 million. The increase in 2001 was due to a 28.1% or $428,673 increase in the cash management service and an increase in service charge income of 18.4% or $127,694.

2001 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Noninterest Expenses
    Total noninterest expenses increased 13.2% or $1,264,648 in 2001 over 2000. In 2000, total noninterest expenses increased 9.0% over 1999 and increased 8.7% in 1999 over 1998. The 2001 increase was due primarily to an 18.0% or $752,602 increase in salaries and benefits. Cash management services, advertising, and merchant card expenses were all down. Miscellaneous expenses were up 29.2% or $535,674 over the 2000 amount of $1,834,467.

    Salaries and benefits were up due to increased number of employees, benefit costs, performance incentives and cost of living increases. Total occupancy expenses increased 7.3% or $123,010 compared to 2000, due in part, to the increases in rented facilities and preparations for the opening of the Gloucester office in early January 2002.

    Significant accomplishments in 2001 included a corporate restructuring of the asset management services under Chesapeake Investment Group, which included the trust, estate planning, asset management and brokerage operations; an upgrade to advanced character recognition hardware and software technology in the operations department for improved check and document handling; installation of state of the art teller terminals for improved customer service; implementation of Internet-based Cash Management services for commercial customers; and preparations for the opening of the Gloucester regional financial services office in early January.

Recent Accounting Pronouncements


    The Financial Accounting Standards Board issued four statements during 2001: SFAS No. 141 - Business Combinations, SFAS No. 142 - Goodwill and Other Intangible Assets, SFAS No. 143 - Accounting for Asset Retirement Obligations, and SFAS No. 144 - Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of these standards is not expected to have a material impact on CFS's financial statements.
Forward-Looking Statements

    The foregoing discussion may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the plans, objectives, future performance and business of CFS. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressure in the banking industry increases significantly; (2) changes in the interest rate environment reduce margins; (3) general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality; (4) changes in the regulatory environment; (5) changes in business conditions, impacting, among others, CFS's customers and vendors; and
(6) changes in the securities market.

                                              Chesapeake Financial Shares, Inc.

                                                         DIRECTORS AND OFFICERS


Chesapeake Financial Shares, Inc. --
 Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Chairman of the Board
Chief Executive Officer

Eugene S. Hudnall, Jr.
Chairman, Noblett, Inc.
Retailer

Robert L. Stephens
Retired Resort Owner/
Executive

T. Nash Broaddus
Chairman Emeritus
Prodesco, Inc.
Textile Manufacturer

Katherine W. Monroe
Shareholder

Bruce P. Robertson
President
Shirley Pewter Shops, Inc. and
The Porcelain Collector of
Williamsburg, Ltd.

William F. Shumadine, Jr.
Managing Director
Lowe, Brockenbrough & Co., Inc.
Registered Investment Advisor

Jeffrey M. Szyperski
President,Chief Executive Officer and Chairman of the Board
Chesapeake Bank

Chesapeake Bank -- Directors
--------------------------------------------------------------------------------
Charles C. Chase, II
President, Rappahannock
Seafood Company, Inc.

James F. Chase, Jr.
Farmer

James M. Holmes, Jr.
President, Administrator
Rappahannock General Hospital

Eugene S. Hudnall, Jr.
Chairman
Noblett, Inc.

Douglas D. Monroe, Jr.
Chairman Emeritus
Chesapeake Bank

L. Frank Phillips, Jr.
President
L. F. Phillips & Son
Oil Co., Inc.

Albert C. Pollard
President
Pollard Properties, Inc.

Jeffrey M. Szyperski
President, Chief Executive Officer and Chairman of the Board
Chesapeake Bank

Thomas G. Tingle, AIA
Principal
Guernsey Tingle Architects

Harry M. Ward
Superintendent of Schools
Mathews County

Corporate Officers
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Jeffrey M. Szyperski
Marshall N. Warner
John H. Hunt, II
Larry T. Lawrence
John K. O'Shaughnessy
Ray H. Hargett
Betty Sue Spence
Jean H. Light
J. Mark Monroe
Timothy P. Wilson
Dianne D. Hall
Suzanne D. Keyser
Paul L. Wegkamp, Jr.
Bryan D. Edmonds
Cecelia G. Klink
Brenda S. Johnson
Carol C. Rakes
Vickie M. Tucker
Mark J. Eggleston
Julie A. Williams
Linda J. Bisulca
Carlie H. Gill
Heidi L. Wilkins
Pamela W. Redmond
Kathleen S. Banks
Patricia R. Lewis
Rebecca T. Heinatz
Ann Marie Pruitt
Kristie K. Smith
Sandra L. Smith

Chesapeake Investment Group, Inc. --
 Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Bruce P. Robertson
Jeffrey M. Szyperski
Chesapeake Insurance Agency, Inc. and Chesapeake Mortgage
Company, Inc. -- Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Ray H. Hargett

Chesapeake Financial Group, Inc. --
 Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Robert L. Stephens
Eugene S. Hudnall, Jr.
Katherine W. Monroe
T. Nash Broaddus
Bruce P. Robertson
Jeffrey M. Szyperski

Chesapeake Trust Company --
 Directors
--------------------------------------------------------------------------------
Douglas D. Monroe, Jr.
Jeffery M. Szyperski
James F. Chase, Jr.

Chesapeake Bank Business Advisory --
 Committees
--------------------------------------------------------------------------------
Peninsula
Vincent A. Campana
Perry M. DePue
Nancy H. Dykeman, CPA
Patrick G. Duffeler
J. Scott Finney
Vernon M. Geddy, III, Esq.
Harvey B. Morgan
Bruce P. Robertson
Thomas G. Tingle, AIA

Northen Neck/Mathews
Elwood G. Everington
Hank J. George
Weldon M. Howard
B.H.B. Hubbard, III, Esq.
Leland T. James
John C. Miller
Harry Lee Self
Donald E. Smiley
R. Lee Stephens, Jr.
Robert J. Stewart, Jr., M.D.
Norman R. Tingle, Jr., M.D.

2001 Annual Report

[LOGO] CHESAPEAKE FINANCIAL SHARES INC.

                               MISSION STATEMENT

                    Chesapeake Financial Shares, Inc. is a
                      financial services holding company
                  whose two subsidiaries, Chesapeake Bank and
                      Chesapeake Investment Group, serve
                  its clients in a market in eastern Virginia
                     between the Potomac and James Rivers.

                   Each staff and board member is part of a
                  team that is committed to innovation and to
                 maintaining excellence in providing complete
               financial services to its clients, in providing a
                 rewarding work environment for its employees,
                    in providing an above-average return on
               investment for its shareholders, and in providing
                 a positive influence to the economies of the
                          communities that it serves.

                                              Chesapeake Financial Shares, Inc.

              [LOGO] OF CHESAPEAKE FINANCIAL SHARES, INC.

                   Chesapeake Financial Shares, Inc.

                             P.O. Box 1419

Chesapeake Bank       Kilmarnock, Virginia 22482     Chesapeake Investment Group

                             804-435-1181


                           www.chesbank.com

                          Ticker Symbol CPKF